# ReliaStar Life Insurance Company of New York
## and its Separate Account NY-B

## ING Rollover Choice<sup>SM</sup> – NY Variable Annuity Contracts

### Supplement dated April 28, 2008 to the Contract Prospectus dated April 28, 2008

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

### IMPORTANT INFORMATION REGARDING UPCOMING FUND LIQUIDATION

On January 31, 2008, the Board of Trustees of ING Variable Products Trust approved a proposal to liquidate the ING VP Financial Services Portfolio.

The proposed liquidation is subject to shareholder approval. If shareholder approval is obtained, it is expected that the liquidation will take place on or about September 5, 2008 (the "Closing Date").

**Voluntary Transfers Before the Effective Date of the Liquidation.** Anytime prior to the Closing Date you may transfer amounts that you have allocated to the subaccount that invests in the ING VP Financial Services Portfolio to any of the other available investment options. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

P.O. Box 9271
Des Moines, Iowa 50306-9271

1-800-366-0066

**See also the Transfers Among Your Investments section on page 50 of your Contract Prospectus for further information about making allocation changes.** More information about the funds available through your contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

**Automatic Reallocation Upon Liquidation.** After the Closing Date and our receipt of the proceeds from the liquidation of the ING VP Financial Services Portfolio, amounts that were allocated to the subaccount that invested in this portfolio will be automatically reallocated to the subaccount that invests in the ING Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

**Future Allocations.** After the Closing Date, the subaccount that invested in the ING VP Financial Services Portfolio will no longer be available through your Contract Prospectus. Any future allocations directed to a subaccount that invested in this portfolio will be automatically allocated to the subaccount that invests in the ING Liquid Assets Portfolio.

**Information about the ING Liquid Assets Portfolio.** Summary information about the ING Liquid Assets Portfolio can be found in Appendix B–The Funds in your Contract Prospectus, and in the fund fact sheet for that fund. More detailed information can be found in the current prospectus and SAI for that fund. You may obtain these documents by contacting us at our Customer Service Center noted above.

There will be no further disclosure regarding the ING VP Financial Services Portfolio in future Contract Prospectuses.

**ReliaStar Life Insurance Company of New York**
**Separate Account NY-B of ReliaStar Life Insurance Company of New York**

**Flexible Premium Deferred Combination Fixed and Variable Annuity Prospectus**
# ING ROLLOVER CHOICE℠ - NY
## VARIABLE ANNUITY

**April 28, 2008**

**The Contract.** The contract described in this prospectus is an individual flexible premium deferred combination fixed and variable annuity contract (the "contract") offered by ReliaStar Life Insurance Company of New York (the "Company," "we," "our," or "us") through our Separate Account NY-B (the "separate account"). The contract is currently available in connection with certain retirement plans that qualify for special federal income tax treatment ("qualified contracts") as well as those that do not qualify for such treatment ("nonqualified contracts"). The contract may be purchased with funds from external sources (from premium payments or by external exchanges from other investment providers), or by transfers or rollovers from an existing contract (the "prior contract") issued by us or one of our affiliates ("internal transfer"). A qualified contract may be issued as a traditional Individual Retirement Annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986 as amended (the "Tax Code"), or a Roth IRA under section 408A of the Tax Code. Prior to September 17, 2007, the contract was available for issue as a tax deferred annuity under Section 403(b) of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) plan under Tax Code section 408(k) or as a Simple IRA under Tax Code section 408(p).

The contract provides a means for you to allocate your premium payments in one or more subaccounts, each of which invests in one of the mutual funds ("funds") listed on the next page. You may also allocate premium payments to our Fixed Interest Division with guaranteed interest periods, unless you have purchased an optional living benefit rider. Your contract value will vary daily to reflect the investment performance of the subaccount(s) you select and any interest credited to your allocations in the Fixed Interest Division. We may also refer to your investment in the Fixed Interest Division as a Fixed Interest Allocation. Some guaranteed interest periods or subaccounts may not currently be available. The funds available under your contract are listed on the next page. The contract is only available for sale in the state of New York.

You have a right to return a contract within 10 days after you receive it for a refund of the contract value, plus any charges we have deducted as of the date the contract is returned. For IRAs, we will refund the original amount of your premium payment. Longer free look periods may apply in certain situations.

**Replacing an existing annuity with the contract may not be beneficial to you. Your existing annuity may be subject to fees or penalties on surrender, and the contract may have new charges.**

**Compensation.** We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

This prospectus provides information that you should know before investing and should be kept for future reference. A Statement of Additional Information ("SAI") dated April 28, 2008 has been filed with the Securities and Exchange Commission ("SEC"). It is available without charge upon request. To obtain a copy of these documents, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call 1-800-366-0066, or access the SEC's website (http://www.sec.gov). When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-139695. The table of contents of the SAI is on the last page of this prospectus and the SAI is made part of this prospectus by reference.

**The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.**

**Allocations to a subaccount investing in a fund are not bank deposits and are not insured or guaranteed by any bank or by the Federal Deposit Insurance Corporation or any other government agency.**

The funds available under your contract are:

Fidelity® VIP Contrafund® Portfolio (Service Class 2)
Fidelity® VIP Equity-Income Portfolio (Service Class 2)
Franklin Small Cap Value Securities Fund (Class 2)
ING American Century Large Company Value Portfolio (S Class)
ING American Century Small-Mid Cap Value Portfolio (S Class)
ING American Funds Bond Portfolio[1]
ING American Funds Growth Portfolio[1]
ING American Funds Growth-Income Portfolio[1]
ING American Funds International Portfolio[1]
ING Baron Small Cap Growth Portfolio (S Class)
ING BlackRock Global Science and Technology Portfolio (Class I)[2]
ING BlackRock Large Cap Growth Portfolio (Class S)
ING Davis New York Venture Portfolio (S Class)
ING Evergreen Omega Portfolio (Class S)
ING Franklin Templeton Founding Strategy Portfolio (Class S)
ING Global Real Estate Portfolio (Class S)
ING JP Morgan Emerging Markets Equity Portfolio (Class S)
ING JPMorgan Mid Cap Value Portfolio (S Class)
ING Legg Mason Partners Aggressive Growth Portfolio (S Class)
ING Legg Mason Value Portfolio (Class S)
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio (Class S)
ING Liquid Assets Portfolio (Class S)
ING Marsico International Opportunities Portfolio (Class S)
ING MFS Total Return Portfolio (Class S)
ING MFS Utilities Portfolio (Class S)
ING OpCap Balanced Value Portfolio (S Class)
ING Oppenheimer Global Portfolio (S Class)
ING Oppenheimer Strategic Income Portfolio (S Class)
ING Opportunistic Large Cap Growth Portfolio (Class S)[2]
ING Opportunistic Large Cap Value Portfolio (Class S)[2]
ING PIMCO Core Bond Portfolio (Class S)
ING PIMCO High Yield Portfolio (Class S)
ING PIMCO Total Return Portfolio (S Class)

ING Pioneer Fund Portfolio (Class S)
ING Pioneer Mid Cap Value Portfolio (Class S)
ING Solution Income Portfolio (S Class)[3]
ING Solution 2015 Portfolio (S Class)[3]
ING Solution 2025 Portfolio (S Class)[3]
ING Solution 2035 Portfolio (S Class)[3]
ING Solution 2045 Portfolio (S Class)[3]
ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (S Class)
ING T. Rowe Price Equity Income Portfolio (Class S)
ING T. Rowe Price Growth Equity Portfolio (S Class)
ING Templeton Foreign Equity Portfolio (S Class)
ING Thornburg Value Portfolio (S Class)
ING UBS U.S. Large Cap Equity Portfolio (S Class)
ING Van Kampen Capital Growth Portfolio (Class S)
ING Van Kampen Comstock Portfolio (S Class)
ING Van Kampen Equity and Income Portfolio (S Class)
ING VP Balanced Portfolio, Inc. (Class S)
ING VP Financial Services Portfolio (Class S)[4]
ING VP Growth and Income Portfolio (Class S)
ING VP Index Plus International Equity Portfolio (Class S)
ING VP Index Plus LargeCap Portfolio (Class S)
ING VP Index Plus MidCap Portfolio (Class S)
ING VP Index Plus SmallCap Portfolio (Class S)
ING VP Intermediate Bond Portfolio (Class S)
ING VP International Value Portfolio (Class S)
ING VP MidCap Opportunities Portfolio (Class S)
ING VP Real Estate Portfolio (Class S)
ING VP Small Company Portfolio (Class S)
ING VP SmallCap Opportunities Portfolio (Class S)
ING VP Strategic Allocation Conservative Portfolio (Class S)[3]
ING VP Strategic Allocation Growth Portfolio (Class S)[3]
ING VP Strategic Allocation Moderate Portfolio (Class S)[3]
ING WisdomTreeSM Global High-Yielding Equity Index Portfolio (Class S)[5]
Oppenheimer Main Street Small Cap Fund®/VA (Service Shares)
PIMCO VIT Real Return Portfolio (Administrative Class)
Pioneer Equity Income VCT Portfolio (Class II)

(1) These portfolios are "Master-Feeder" funds. See "Charges and Fees–Fund Expenses" for additional information.
(2) This fund has changed its name to the name listed above. See Appendix B–The Funds for a complete list of former and current fund names.
(3) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Charges and Fees–Fund Expenses" for additional information.
(4) As of April 28, 2008, this fund was closed to new investments. This fund is scheduled to be liquidated into the ING Liquid Assets Portfolio (Class S) on or about September 5, 2008.
(5) WisdomTreeSM is a service mark of WisdomTree Investments.

The above funds are purchased and held by corresponding divisions of our Separate Account NY-B. We refer to the divisions as "subaccounts" and the money you place in the Fixed Interest Division's guaranteed interest periods as "Fixed Interest Allocations" in this prospectus.

## TABLE OF CONTENTS

## INDEX OF SPECIAL TERMS

The following special terms are used throughout this prospectus. Refer to the page(s) listed for an explanation of each term:

The following terms as used in this prospectus have the same or substituted meanings as the corresponding terms currently used in the contract:

| Term Used in This Prospectus | Corresponding Term Used in the Contract |
|---|---|
| Accumulation Unit Value | Index of Investment Experience |
| Income Phase Start Date | Annuity Commencement Date |
| Contract Owner | Owner or Certificate Owner |
| Contract Value | Accumulation Value |
| Transfer Charge | Excess Allocation Charge |
| Fixed Interest Division | Guaranteed Interest Division |
| Free Look Period | Right to Examine Period |
| Guaranteed Interest Period | Guarantee Period |
| Subaccount(s) | Division(s) |
| Net Investment Factor | Experience Factor |
| Regular Withdrawals | Conventional Partial Withdrawals |
| Withdrawals | Partial Withdrawals |
| ING LifePay Base | MGWB Base |
| MGIB Benefit Base | MGIB Charge Base |

PRO.139695-08

## FEES AND EXPENSES

**The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes, which currently range from 0% to 4% of premium payments, may also be deducted. There is currently no premium tax in the State of New York.**

**Contract Owner Transaction Expenses**

Surrender Charge

| Complete Years Elapsed Since Premium Payment* | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7+ |
|---|---|---|---|---|---|---|---|---|
| Surrender Charge (as a percentage of premium payment withdrawn) | 6% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

* For amounts transferred or rolled over into this contract as an internal transfer, see "Charges Deducted From Contract Value–Surrender Charge" in the "Charges and Fees" section.

Transfer Charge[1]………………………………………………………………… $25
(per transfer, if you make more than 12 transfers in a contract year)

[1] We currently do not impose this charge, but may do so in the future.

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

**Annual Contract Administrative Charge[2]**

Administrative Charge…………………………………………………………….. $30
(We waive this charge if the total of your premium payment is $50,000 or more or if your contract value at the end of a contract year is $50,000 or more.)

[2] We deduct this charge on each contract anniversary and on surrender.

**Separate Account Annual Charges (Contract without any available living benefit riders)[3]**

|  | Option Package I[4] | Option Package II[4] |
|---|---|---|
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| Total | 1.00% | 1.20% |

[3] As a percentage of average daily assets in each subaccount. The Separate Account Annual Charges are deducted daily.

[4] Each option package provides for different levels of death benefit coverage that are available under the contract. See "Death Benefit Choices" for more information.

**Optional Rider Charges[1]**

Minimum Guaranteed Income Benefit (MGIB) rider:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% of the MGIB Benefit Base[2] | 0.75% of the MGIB Benefit Base[2] |

[1] Optional rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent. Optional rider charges are deducted from the contract value in your subaccount allocations. You may add only one optional rider to your contract.

[2] The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base and is calculated based on eligible premiums. Please see "Charges and Fees–Optional Rider Charges–Minimum Guaranteed Income Benefit (MGIB)" and "Optional Riders–Minimum Guaranteed Income Benefit Rider (MGIB)" later in this prospectus for more information.

ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

| Maximum Annual Charge | Current Annual Charge (Charge Deducted Quarterly) |
|---|---|
| 2.00% of the ING LifePay Plus Base[3] | 0.50% of the ING LifePay Plus Base[3] |

ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider:

| Maximum Annual Charge | Current Annual Charge (Charge Deducted Quarterly) |
|---|---|
| 2.50% of the ING Joint LifePay Plus Base[4] | 0.70% of the ING Joint LifePay Plus Base[4] |

[3] The ING LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING LifePay Plus Base is calculated based on contract value if this rider is added after contract issue. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus)" and "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider" later in this prospectus.

[4] The ING Joint LifePay Plus Base is calculated based on premium if this rider is elected at contract issue. The ING Joint LifePay Plus Base is calculated based on contract value if this rider is added after contract value. The current annual charge can change upon a reset after your first five contract years, but you will never pay more than new issues of this rider, subject to the maximum annual charge. Please see "Charges and Fees–Optional Rider Charges–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus)" and "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider" later in this prospectus.

**Table of Separate Account Charges**

The following tables show the total annual separate account charges you could pay, based upon the amounts you have invested in the subaccounts (unless otherwise indicated), if you elect one of the optional benefit riders available under the contract, based on maximum or current charges under the contract. These tables do not reflect fund expenses. Please note that the bases for some charges may be different. For example, the charge for the MGIB rider is based on the MGIB Benefit Base, the charge for the ING LifePay Plus rider is based on the ING LifePay Plus Base, and the charge for the ING LifePay Joint LifePay Plus rider is based on the ING Joint LifePay Plus Base, all of which can be higher than contract value, leading to higher charges than if the charge was based on contract value. Nevertheless, for purposes of these tables, we have assumed that the value of the amounts invested in the subaccounts is the same as the contract value or the MGIB Benefit Base, the ING LifePay Plus Base, or the ING Joint LifePay Plus Base, where applicable. You may elect only one optional benefit rider.

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **maximum** charges:

| | Option Package I | Option Package II |
|---|---|---|
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base) | 1.50% | 1.50% |
| Total | 2.50% | 2.70% |

This table shows the total charges that you could pay if you elect the Minimum Guaranteed Income Benefit rider based on **current** charges:

|  | Option Package I | Option Package II |
| --- | --- | --- |
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| ING Minimum Guaranteed Income Benefit Rider (as a percentage of the MGIB Benefit Base) | <u>0.75%</u> | <u>0.75%</u> |
| Total | 1.75% | 1.95% |

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

|  | Option Package I | Option Package II |
| --- | --- | --- |
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING LifePay Plus Base) | <u>2.00%</u> | <u>2.00%</u> |
| Total | 3.00% | 3.20% |

This table shows the total charges that you could pay if you elect the ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider based on **current** charges:

|  | Option Package I | Option Package II |
| --- | --- | --- |
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING LifePay Plus Base) | <u>0.50%</u> | <u>0.50%</u> |
| Total | 1.50% | 1.70% |

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **maximum** charges:

|  | Option Package I | Option Package II |
| --- | --- | --- |
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| Maximum ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider Charge (as a percentage of the ING Joint LifePay Plus Base) | <u>2.50%</u> | <u>2.50%</u> |
| Total | 3.50% | 3.70% |

This table shows the total charges that you could pay if you elect the ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider based on **current** charges:

|  | Option Package I | Option Package II |
| --- | --- | --- |
| Mortality & Expense Risk Charge | 0.85% | 1.05% |
| Asset-Based Administrative Charge | 0.15% | 0.15% |
| Current ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider (as a percentage of the ING Joint LifePay Plus Base) | <u>0.70%</u> | <u>0.70%</u> |
| Total | 1.75% | 1.95% |

**The next item shows the minimum and maximum total operating expenses charged by a fund that you may pay periodically during the time that you own the contract. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| Total Annual Fund Operating Expenses[1] | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses): | 0.53% | 1.52% |

[1] The Total Fund Operating Expenses table does not reflect any waiver or reimbursement arrangements.

**Examples:**

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

Premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the examples below. There is currently no premium tax in the State of New York.

**A.** This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.048% of assets. The example also assumes you elected the Minimum Guaranteed Income Benefit rider, and reflects the maximum annual charge of 1.50% of the MGIB Benefit Base. The rider charge is assessed each quarter on a base equal to the hypothetical $10,000 premium increasing at 7% per year. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender your contract at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,046 | $1,946 | $2,904 | $6,333 |
| 2) If you annuitize at the end of the applicable time period: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $1,046 | $1,946 | $2,904 | $6,333 |
| 3) If you do *not* surrender your contract: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $446 | $1,446 | $2,604 | $6,333 |

**B.** This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.048% of assets. The example also assumes the election of the ING LifePay Plus rider, and reflects the maximum ING LifePay Plus rider charge of 2.00% of the ING LifePay Plus Base. If you elect different options, your expenses may be lower. If some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender your Contract at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,090 | $2,090 | $3,166 | $6,992 |
| 2) If you annuitize at the end of the applicable time period: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $1,090 | $2,090 | $3,166 | $6,992 |
| 3) If you do *not* surrender your Contract: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $490 | $1,590 | $2,866 | $6,992 |

**C.** This example assumes that you invest $10,000 in the contract for the time periods indicated. The example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the funds. Specifically, the example assumes election of Option Package II. The example reflects the deduction of a mortality and expense risk charge, an asset-based administrative charge, and the annual contract administrative charge as an annual charge of 0.048% of assets. The example also assumes the election of the ING Joint LifePay Plus rider, and reflects the maximum ING Joint LifePay Plus rider charge of 2.50% of the ING Joint LifePay Plus Base. If you elect different options, your expenses may be lower. Note that if some or all of the amounts held under the contract are transfer amounts or otherwise not subject to surrender charge, the actual surrender charge will be lower than that represented in the example. Surrender charges may apply if you choose to begin receiving income phase payments within the first contract year and, under certain circumstances, within the first 7 contract years.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| 1) If you surrender your contract at the end of the applicable time period: | | | |
|---|---|---|---|
| 1 year | 3 years | 5 years | 10 years |
| $1,141 | $2,255 | $3,467 | $7,750 |
| 2) If you annuitize at the end of the applicable time period: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $1,141 | $2,255 | $3,467 | $7,750 |
| 3) If you do *not* surrender your Contract: | | | |
| 1 year | 3 years | 5 years | 10 years |
| $541 | $1,755 | $3,167 | $7,750 |

Compensation is paid for the sale of the contracts. For information about this compensation, see "Selling the Contract."

**Fees Deducted by the Funds**

**Using This Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Charges and Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Charges and Fees–Fund Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

## CONDENSED FINANCIAL INFORMATION

**Understanding Condensed Financial Information.** In Appendix A, we provide condensed financial information about Separate Account NY-B subaccounts available under the contracts. The tables show the value of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability or the date purchase payments were first received in the subaccount under the contract.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account NY-B and the financial statements and the related notes to financial statements for ReliaStar Life Insurance Company of New York are included in the Statement of Additional Information.

**Accumulation Unit**
We use accumulation units to calculate the value of a contract. Each subaccount of Separate Account NY-B has its own accumulation unit value. The accumulation units are valued each business day that the New York Stock Exchange is open for trading. Their values may increase or decrease from day to day according to a Net Investment Factor, which is primarily based on the investment performance of the applicable investment portfolio. Shares in the investment portfolios are valued at their net asset value.

**The Net Investment Factor**
The Net Investment Factor is an index number which reflects certain charges under the contract and the investment performance of the subaccount. The Net Investment Factor is calculated for each subaccount as follows:

1) We take the net asset value of the subaccount at the end of each business day.
2) We add to (1) the amount of any dividend or capital gains distribution declared for the subaccount and reinvested in such subaccount. We subtract from that amount a charge for our taxes, if any.
3) We divide (2) by the net asset value of the subaccount at the end of the preceding business day.
4) We then subtract the applicable daily mortality and expense risk charge, the daily asset-based administrative charge, and any other charges that may be deducted daily from the subaccount.

Calculations for the subaccounts are made on a per share basis.

The Net Rate of Return equals the Net Investment Factor minus one.

**Performance Information**
From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Standard total average annual return performance will include average annual rates of total return for 1, 5 and 10 year periods, or lesser periods depending on how long Separate Account NY-B has been investing in the fund. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the fund (or when the fund was first made available through the Separate Account) and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable fund and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures that assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the funds since their inception reduced by some or all of the fees and charges under the contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the contract had been in existence before the separate account began investing in the funds.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the fund and market conditions. Please keep in mind that past performance is not a guarantee of future results.

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

ReliaStar Life Insurance Company of NY ("ReliaStar of NY" or "the Company") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name The Morris Plan Insurance Society. ReliaStar of NY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, ReliaStar of NY was a wholly owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ReliaStar of NY.

ING also owns Directed Services LLC, the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, Co., portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

**Regulatory Developments - the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Federal Tax Considerations" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

## SEPARATE ACCOUNT NY-B OF RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

Separate Account NY-B of ReliaStar of NY ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of ReliaStar of NY as a result of the merger of First Golden into ReliaStar of NY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one fund. Each fund has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a fund are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

**Note:** We currently offer other variable annuity contracts that invest in Separate Account NY-B but are not discussed in this prospectus. Separate Account NY-B may also invest in other funds which are not available under your contract. Under certain circumstances, we may make certain changes to the subaccounts. For more information, see "The Annuity Contract–Addition, Deletion, or Substitution of Subaccounts and Other Changes."

## THE FUNDS

**You will find information about the funds currently available under your contract in Appendix B–The Funds. A prospectus containing more complete information on each fund may be obtained by calling our Customer Service Center at 1-800-366-0066. You should read the prospectus carefully before investing.**

Certain funds may be structured as "fund of funds" (including the ING Solutions and ING VP Strategic Allocation portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). The funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the fund list on the inside front cover of this prospectus.

If, due to differences in tax treatment or other considerations, the interests of the contract owners of various contracts participating in the funds conflict, we, the Board of Trustees or Directors of the funds, and any other insurance companies participating in the funds will monitor events to identify and resolve any material conflicts that may arise.

**Covered Funds and Special Funds**
For purposes of determining benefits under the optional living benefit riders, we may assign the investment options (the funds and the fixed interest options available under your contract) to one of two categories: Covered Funds or Special Funds. Allocations to Covered Funds participate fully in the calculations to determine the value of your guaranteed benefits under a living benefit rider. Allocations to Special Funds could affect the optional benefit rider guarantee that may otherwise be provided, because Special Funds do not fully participate in the determination of the value of your guaranteed benefits under a living benefit rider. Assets in Covered Funds generally provide a higher living benefit than those allocated to Special Funds. Designation of investment options under these categories may vary by benefit. Please see "Optional Riders" for more information.

We may, with 30 days notice to you, designate any investment option as a Special Fund, but only with respect to new premium added to such investment option and also with respect to new transfers to such investment option. Transfers out of these investment options in excess of 12 per year may incur a $25 transfer charge, and all transfers may be subject to any applicable fund redemption fees. Please see "Fees and Expenses" and "Charges and Fees" for more information.

**Restricted Funds**
Restricted Funds are not related specifically to optional benefit riders. Rather, Restricted Funds are investment options for which we have limited the amount that may be invested, either on an aggregate or an individual basis. We may designate any investment option as a Restricted Fund and limit the amount you may allocate or transfer to a Restricted Fund. We may also change the limitations on existing contracts with respect to new premiums added to the investment options and with respect to new transfers to the investment options. We may establish any such limitation, at our discretion, as a percentage of premium or contract value or as a specified dollar amount and change the limitation at any time. To the extent an investment option is designated both a Restricted Fund and a Special Fund, allocations to such investment option may limit your participation in the determination of your benefits under an optional benefit rider, and may also limit the amount you may allocate to such investment option.

**Currently, we have not designated any investment option as a Restricted Fund.** We may, with 30 days notice to you, designate any investment option as a Restricted Fund or change the limitations on existing contracts with respect to new premiums added to such investment option and also with respect to new transfers to such investment option. If a change is made with regard to designation as a Restricted Fund or applicable limitations, such change will apply only to transactions effected after such change, and will not apply to amounts that may exceed these limitations due solely to a change in designation.

We limit your investment in the Restricted Funds on both an aggregate basis for all Restricted Funds and for each individual Restricted Fund. The aggregate limits for investment in all Restricted Funds are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, your investment in two or more Restricted Funds would be subject to each of the following three limitations: (1) no more than 30% of contract value, (2) up to 100% of each premium, and (3) no more than $999,999,999. We may change these limits, at our discretion, for new contracts, premiums, transfers or withdrawals.

In addition to limiting your investment in the Restricted Funds on an aggregate basis as described above, we also limit your investment in each individual Restricted Fund. The limits for investment in each Restricted Fund are expressed as a percentage of contract value, percentage of premium and maximum dollar amount. Currently, the limits for investment in an individual Restricted Fund are the same as the aggregate limits set forth above. We may change these limits, in our discretion, for new contracts, premiums, transfers or withdrawals.

We monitor the aggregate and individual limits on investments in Restricted Funds for each transaction (e.g. premium payments, reallocations, withdrawals, dollar cost averaging). If the contract value in the Restricted Fund has increased beyond the applicable limit due to market growth, we will not require the reallocation or withdrawal of contract value from the Restricted Fund. However, if an aggregate limit has been exceeded, withdrawals must be taken either from the Restricted Funds or taken pro-rata from all investment options in which contract value is allocated, so that the percentage of contract value in the Restricted Funds following the withdrawal is less than or equal to the percentage of contract value in the Restricted Funds prior to the withdrawal.

We will allocate pro-rata the portion of any premium payment that exceeds these limits to your other investment option choices not designated as Restricted Funds, or to a specifically designated subaccount if there are none (currently, the ING Liquid Assets Portfolio), unless you instruct us otherwise.

We will not permit a transfer to the Restricted Funds to the extent that it would increase the contract value in the Restricted Fund or in all Restricted Funds to more than the applicable limits set forth above. We will not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in Restricted Funds, the reallocation will be permitted even if the percentage of contract value in a Restricted Fund is greater than its limit.

Please see "Withdrawals" and "Transfers Among Your Investments" in this prospectus for more information on the effect of Restricted Funds.

## CHARGES AND FEES

We deduct the contract charges described below to compensate us for our cost and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for distributing and administering the contracts, including compensation and expenses paid in connection with sales of the contracts, for paying the benefits payable under the contracts, and for bearing various risks associated with the contracts. Some of the charges are for optional riders, so they are only deducted if you elect to purchase the rider. The amount of a contract charge will not always correspond to the actual costs associated with the charge. For example, the surrender charge collected may not fully cover all of the distribution expenses incurred by us. In the event there are any profits from fees and charges deducted under the contract, including the mortality and expense risk charge and rider and benefit charges, we may use such profits to finance the distribution of contracts.

**Charge Deduction Subaccount**
You may elect to have all charges (except daily charges) against your contract value deducted directly from a single subaccount designated by the Company. Currently we use the ING Liquid Assets Portfolio subaccount for this purpose. If you do not elect this option, or if the amount of the charges is greater than the amount in the designated subaccount, the charges will be deducted as discussed below. You may cancel this option at any time by sending notice to our Customer Service Center in a form satisfactory to us.

**Charges Deducted from the Contract Value**
We deduct the following charges from your contract value:

**Surrender Charge.** Withdrawals from the contract may be subject to a contingent deferred sales charge (a "surrender charge"), as described below. The charge is intended to cover sales expenses that we have incurred.

**Internal transfers when the prior contract or arrangement either imposed a front end load or had no applicable surrender charge:** There is no surrender charge under this contract on amounts transferred or rolled over from a prior contract as an internal transfer when 1) the prior contract imposed a front end load (i.e. when sales charges were deducted from premium payments prior to the premium payments being invested in the contract); 2) there was no applicable surrender charge under the prior contract; or 3) the prior contract would not have assessed a surrender charge if the money had been transferred to a contract issued by a non-affiliated company.

**Transfers from external sources, internal transfers when the prior contract had an applicable surrender charge, and/or additional premium payments not part of an internal transfer:** We deduct a surrender charge if you surrender your contract or withdraw an amount exceeding the free withdrawal amount. For internal transfers, rather than assessing any surrender charge that may have applied on the predecessor contract (the "applicable surrender charge"), the surrender charge under this contract is calculated from the date of the first premium payment made under the prior contract, or, if earlier, the effective date of the prior contract. However, for additional premium payments made to a contract originally issued through an internal transfer, we will apply the surrender charge schedule below based upon the date these subsequent premium payments are made. The free withdrawal amount for a contract year is the greater of: 1) 10% of contract value, based on the contract value on the date of withdrawal, less any prior withdrawals in that contract year; or 2) your required minimum distribution ("RMD") attributable to amounts held under your contract.

The following table shows the schedule of the surrender charge that will apply, based on the total amount withdrawn. The surrender charge is deducted from the amount requested for withdrawal. The surrender charge is a percent of each premium payment withdrawn. For internal transfers, the amount subject to surrender charge is the lesser of premium payments paid under the prior contract or the initial contract value.

| Complete Years Elapsed Since Premium Payment* | 0 | 1 | 2 | 3 | 4 | 5 | 6 | 7+ |
|---|---|---|---|---|---|---|---|---|
| Surrender Charge | 6% | 6% | 5% | 4% | 3% | 2% | 1% | 0% |

∗ For amounts transferred or rolled over into this contract as an internal transfer, the "Complete Years Elapsed" are calculated from the date of the first premium payment made under the prior contract or, if earlier, the effective date of the prior contract.

**Waiver of Surrender Charge for Extended Medical Care or Terminal Illness.** You may withdraw all or a portion of your contract value without a surrender charge if: (1) you begin receiving qualified extended medical care on or after the first contract anniversary for at least 45 days during a 60-day period and your request for the surrender or withdrawal, together with all required documentation is received at our Customer Service Center during the term of your care or within 90 days after the last day of your care; or (2) you are first diagnosed by a qualifying medical professional, on or after the first contract anniversary, as having a qualifying terminal illness. We have the right to require an examination by a physician of our choice. If we require such an examination, we will pay for it. You are required to send us satisfactory written proof of illness. See your contract for more information.

**Free Withdrawal Amount.** The Free Withdrawal Amount in any contract year other than the tax year in which we first issue the contract is the greater of: 1) 10% of contract value, based on the contract value on the date of the withdrawal (less any free withdrawals previously taken that year); and 2) your required minimum withdrawal attributable to amounts held under the contract. The Free Withdrawal Amount for the tax year in which we first issue the contact is equal to 10% of contract value, based on the contract value on the date of the withdrawal (less any free withdrawals previously taken that year). See Appendix D.

Under the Tax Code, taxpayers may aggregate the required minimum distributions attributable to one or more IRAs or 403(b) contracts, and deduct the aggregate amount from only one such contract. However, only the required minimum distribution attributable to amounts held under this contract are counted in the Free Withdrawal Amount calculation above. Any amount attributable to the required minimum distribution requirements of other such contract will be considered an excess withdrawal to the extent total withdrawals during that contract year exceed the 10% limitation noted above.

**Surrender Charge for Excess Withdrawals.** We will deduct a surrender charge if you surrender your contract or if you take excess withdrawals during the 7-year period from the date we receive and accept a premium payment, which may, in certain circumstances, include a withdrawal you make to satisfy required minimum distributions under the Tax Code (as noted in "Free Withdrawal Amount," above). Please see the surrender charge table, above. We consider a withdrawal to be an "excess withdrawal" when the amount you withdraw in any contract year exceeds the Free Withdrawal Amount. See Appendix D. Where you are receiving systematic withdrawals under a systematic withdrawal program, we calculate the amount you will receive per calendar year as a result of this program. Please see "Systematic Withdrawals" in the "Withdrawal" section. Any combination of regular withdrawals taken and any systematic withdrawals expected to be received in a contract year pursuant to this calculation will be included in determining the amount of the excess withdrawal. Such a withdrawal will be considered a partial surrender of the contract and we will impose a surrender charge to the extent it is an excess withdrawal. Other charges may apply to withdrawals. See "Fees and Expenses" and "Charges and Fees." We will deduct the surrender charge from the contract value proportionally from all other investment options in which you are invested.

For the purpose of calculating the surrender charge for an excess withdrawal: a) we treat premiums as being withdrawn on a first-in, first-out basis; and b) amounts withdrawn that are not considered an excess withdrawal are not considered a withdrawal of any premium payments. Although we treat premium payments as being withdrawn before earnings for purposes of calculating the surrender charge for excess withdrawals, the federal tax law treats earnings as withdrawn first.

**Surrender Charges and the ING LifePay and ING Joint LifePay Riders**.  If you elect the ING LifePay rider or ING Joint LifePay rider, withdrawals will be subject to surrender charges if they exceed the Free Withdrawal Amount.  However, once your contract value is zero, the periodic payments under the ING LifePay or ING Joint LifePay rider are not subject to surrender charges.

**Premium Taxes.**  We may make a charge for state and local premium taxes depending on your state of residence. The tax can range from 0% to 4% of the premium payment. We have the right to change this amount to conform with changes in the law or if you change your state of residence. There is currently no premium tax in the State of New York.

We deduct the premium tax from your contract value on the date you begin receiving income phase payments under the contract.  In the event that you have selected the Minimum Guaranteed Income Benefit rider, and you elect to receive income payments under this rider rather than the contract, we will deduct the premium tax from the MGIB Benefit Base.  However, some jurisdictions impose a premium tax at the time that initial and additional premiums are paid, regardless of when the income phase payments begin. In those states we may defer collection of the premium taxes from your contract value and deduct it when you surrender the contract, when you take an excess withdrawal, or on the income phase start date.

**Administrative Charge.**  We deduct an annual administrative charge on each contract anniversary, or if you surrender your contract prior to a contract anniversary, at the time we determine the cash surrender value payable to you.  The amount deducted is $30 per contract unless waived under conditions we establish.  We deduct the charge proportionately from all subaccounts in which you are invested. If there is no contract value in those subaccounts, we will deduct the charge from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until the charge has been paid.

**Transfer Charge.**  We currently do not deduct any charges for transfers made during a contract year. We have the right, however, to assess up to $25 for each transfer after the twelfth transfer in a contract year. If such a charge is assessed, we would deduct the charge from the subaccounts and the Fixed Interest Allocations from which each such transfer is made in proportion to the amount being transferred from each such subaccount and Fixed Interest Allocation unless you have chosen to have all charges deducted from a single subaccount. The charge will not apply to any transfers due to the election of dollar cost averaging, automatic rebalancing and transfers we make to and from any subaccount specially designated by the Company for such purpose.

**Redemption Fees.** Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus**.

**Charges Deducted from the Subaccounts**

 **Mortality and Expense Risk Charge.** The amount of the mortality and expense risk charge depends on the option package you have elected. Please see "Death Benefit Choices" for further information on the available option packages. The charge is deducted on each business day based on the assets you have in each subaccount. In the event there is any profit from the mortality and expense risk charge, we may use such profit to finance the distribution of contracts.

 *Option Packages*

| Option Package I | Option Package II |
|---|---|
| Annual Charge | Annual Charge |
| 0.85% | 1.05% |

 **Asset-Based Administrative Charge.** The amount of the asset-based administrative charge, on an annual basis, is equal to 0.15% of the assets you have in each subaccount. This charge is deducted daily from your assets in each subaccount.

 **Optional Rider Charges.** Subject to state availability, you may purchase one of three optional benefit riders for an additional charge. Please check your contract application to determine which riders may be available to you. Once elected, a rider cannot generally be canceled independently of the contract (unless otherwise described in "Optional Riders"). So long as a rider is in effect, we will deduct a separate quarterly charge for the optional benefit rider through a pro-rata reduction of the contract value of the subaccounts in which you are invested. We deduct each rider charge on the quarterly contract anniversary in arrears, meaning we deduct the first charge on the first quarterly anniversary following the rider date. If the rider is added to an existing contract, the first quarter's charge will be reduced proportionally for the portion of the quarter that the rider was not in effect. For a description of riders and the defined terms used in connection with the riders, see "Optional Riders." Rider charges are expressed as a percentage, rounded to the nearest hundredth of one percent.

A "quarterly anniversary date" is the date three months from the contract date that falls on the same date of the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value as of the subsequent business day.

 **Minimum Guaranteed Income Benefit Rider (MGIB Rider).** The charge for the MGIB Rider is as follows:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 1.50% of the MGIB Benefit Base | 0.75% of the MGIB Benefit Base |

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." Please see "Optional Riders–Minimum Guaranteed Income Benefit Rider" for a description of the MGIB Benefit Base and the MGIB Rate.

 **ING LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING LifePay Plus) Rider Charge.** The charge for the ING LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.00% of the ING LifePay Plus Base | 0.50% of the ING LifePay Plus Base |

This quarterly charge is a percentage of the ING LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met.

The current charge can change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

**Please Note:** For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit (ING Joint LifePay Plus) Rider Charge.** The charge for the ING Joint LifePay Plus rider, a living benefit, is deducted quarterly from your contract value:

| Maximum Annual Charge | Current Annual Charge |
|---|---|
| 2.50% of the ING Joint LifePay Plus Base | 0.70% of the ING Joint LifePay Plus Base |

This quarterly charge is a percentage of the ING Joint LifePay Plus Base. We deduct the charge in arrears based on the contract date (contract year versus calendar year). In arrears means the first charge is deducted at the end of the first quarter following the rider effective date. If the rider is elected at contract issue, the rider effective date is the same as the contract date. If the rider is added after contract issue, the rider effective date will be the date of the contract's next following quarterly contract anniversary. The charge will be pro-rated when the rider is terminated. Charges will also be pro-rated when your rider enters either the Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status. (No charge is deducted thereafter.) Automatic Periodic Benefit Status or Lifetime Automatic Periodic Benefit Status occurs if your contract value is reduced to zero and other conditions are met. The current charge can be subject to change upon a reset after your first five contract years. You will never pay more than new issues of this rider, subject to the maximum annual charge. For more information about how this rider works, including when Lifetime Automatic Periodic Benefit Status begins, please see "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider."

**Please Note:** For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

**Fund Expenses**
As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds**

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2007, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1) Fidelity® Variable Insurance Products
2) Franklin Templeton Variable Insurance Products Trust
3) Pioneer Variable Contracts Trust
4) Oppenheimer Variable Account Funds
5) PIMCO Funds

Some of the fund families listed above may not have paid any such amounts during 2007. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers, or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser, or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios and ING VP Strategic Allocation portfolios) or "Master-Feeder" funds (including the ING American Funds portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the inside front cover of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **(See "Contract Distribution.")**

## THE ANNUITY CONTRACT

The contract described in this prospectus is a deferred combination variable and fixed annuity contract. The contract provides a means for you to invest in one or more of the available funds through Separate Account NY-B. It also provides a means for you to invest in a Fixed Interest Allocation through the Fixed Interest Division. See Appendix C and the Fixed Interest Division Offering Brochure for more information on the Fixed Interest Division.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Contract Date and Contract Year**
The date the contract became effective is the contract date. Each 12-month period following the contract date is a contract year.

**Contract Owner**
You are the contract owner. You are also the annuitant unless another annuitant is named in the application. You have the rights and options described in the contract.

The death benefit becomes payable when you die. In the case of a sole contract owner who dies before the income phase begins, we will pay the beneficiary the death benefit then due. The sole contract owner's estate will be the beneficiary if no beneficiary has been designated or the beneficiary has predeceased the contract owner. If the contract owner is not an individual, we will treat the annuitant as the owner for purposes of determining the death benefit. If the contract owner is a trust and a beneficial owner of the trust has been designated, the beneficial owner will be treated as the contract owner for determining the death benefit. If a beneficial owner is changed or added after the contract date, this will be treated as a change of contract owner for determining the death benefit (likely a taxable event). If no beneficial owner of the trust has been designated, the availability of Option II will be based on the age of the annuitant at the time you purchase the contract. In the event a selected death benefit is not available, the Standard Death Benefit will apply.

**Income Phase Start Date**
The income phase start date is the date you start receiving income phase payments under your contract. The contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the income phase. The accumulation phase is the period between the contract date and the income phase start date. The income phase begins when you start receiving regular income phase payments from your contract on the income phase start date.

**Joint Owner**
For nonqualified contracts only, joint owners may be named in a written request before the contract is in effect. Joint owners may independently exercise transfers and other transactions allowed under the contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them. All rights of a joint owner end at death of that owner if the other joint owner survives. The entire interest of the deceased joint owner in the contract will pass to the surviving joint owner and the death benefit will be payable. Joint owners may only select the Standard Death Benefit Option.

Any addition or deletion of a joint owner is treated as a change of owner which may affect the amount of the death benefit. See "Change of Contract Owner or Beneficiary" below. If you have elected the Annual Ratchet Death Benefit, and you add a joint owner, the Annual Ratchet Death Benefit will end. If the older joint owner is attained age 80 or under, the Standard Death Benefit will apply. If the older joint owner is attained age 80 or over on the date of the ownership change, the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Note that returning a contract to single owner status will not restore the Annual Ratchet Death Benefit. Unless otherwise specified, the term "age" when used for joint owners shall mean the age of the oldest owner.

**Annuitant**

The annuitant is the person designated by you to be the measuring life in determining income phase payments. The annuitant's age determines when the income phase must begin and the amount of the income phase payments to be paid. You are the annuitant unless you choose to name another person. The annuitant may not be changed after the contract is in effect, except as described below.

The contract owner will receive the income phase benefits of the contract if the annuitant is living on the income phase start date. If the annuitant dies before the income phase start date and a contingent annuitant has been named, the contingent annuitant becomes the annuitant (unless the contract owner is not an individual, in which case the death benefit becomes payable).

When the annuitant dies before the income phase start date, the contract owner will become the annuitant. In the event of joint owners, the youngest will be the contingent annuitant, unless you elect otherwise. The contract owner may designate a new annuitant within 60 days of the death of the annuitant.

When the annuitant dies before the income phase start date and the contract owner is not an individual, we will pay the designated beneficiary the death benefit then due. If a beneficiary has not been designated, or if there is no designated beneficiary living, the contract owner will be the beneficiary. If the annuitant was the sole contract owner and there is no beneficiary designation, the annuitant's estate will be the beneficiary.

Regardless of whether a death benefit is payable, if the annuitant dies and any contract owner is not an individual, distribution rules under federal tax law will apply. You should consult your tax adviser for more information if the contract owner is not an individual.

**Beneficiary**

The beneficiary is named by you in a written request. The beneficiary is the person who receives any death benefit proceeds. The beneficiary may become the successor contract owner if the contract owner who is a spouse (or the annuitant if the contract owner is other than an individual) dies before the income phase start date. We pay death benefits to the primary beneficiary.

If the beneficiary dies before the annuitant or the contract owner, the death benefit proceeds are paid to the contingent beneficiary, if any. If there is no surviving beneficiary, we pay the death benefit proceeds to the contract owner's estate.

One or more persons may be a beneficiary or contingent beneficiary. In the case of more than one beneficiary, we will assume any death benefit proceeds are to be paid in equal shares to the surviving beneficiaries, unless you indicate otherwise in writing.

All requests for changes must be in writing and submitted to our Customer Service Center in good order. The change will be effective as of the day you sign the request. The change will not affect any payment made or action taken by us before recording the change.

**Change of Contract Owner or Beneficiary.** During the annuitant's lifetime, you may transfer ownership of a nonqualified contract. A change in ownership may affect the amount of the death benefit, the guaranteed minimum death benefit and/or the death benefit option applied to the contract. The new owner's age, as of the date of the change, will be used as the basis for determining the applicable benefits and charges. The new owner's death will determine when a death benefit is payable.

Under both Option Package I and Option Package II, the death benefit will continue if the new owner is age 80 or under on the date of the ownership change. For both death benefit options, 1) if the new owner's attained age is 81 or over on the date of the ownership change, or 2) if the new owner is not an individual (other than a Trust for the benefit of the owner or annuitant), the death benefit will be the cash surrender value. The mortality and expense risk charge going forward will reflect the change in death benefit. Please note that once a death benefit has been changed due to a change in owner, it will not be restored by a subsequent change to a younger owner.

An ownership change may cause a living benefit rider to terminate, depending on the rider and whether spousal continuation is allowed. For more information about an ownership change with the MGIB rider, please see "Optional Riders–Minimum Guaranteed Income Benefit (the "MGIB rider") Rider." For more information about an ownership change with the ING LifePay Plus rider, please see "Optional Riders–ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider." For more information about an ownership change with the ING Joint LifePay Plus rider, please see "Optional Riders–ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider."

A change of owner likely has tax consequences. See "Federal Tax Considerations" in this prospectus.

You have the right to change beneficiaries during the annuitant's lifetime unless you have designated an irrevocable beneficiary. In the event of joint owners, all must agree to change a beneficiary. If you have designated an irrevocable beneficiary, you and the irrevocable beneficiary may have to act together to exercise some of the rights and options under the contract. In the event of a death claim, we will honor the form of payment of the death benefit specified by the beneficiary to the extent permitted under Section 72(s) of the Tax Code. You may also restrict a beneficiary's right to elect an annuity option or receive a lump-sum payment. If so, such rights or options will not be available to the beneficiary.

All requests for changes must be in writing and submitted to our Customer Service Center. Please date your request. The change will be effective as of the day we receive the request. The change will not affect any payment made or action taken by us before recording the change.

### Purchase and Availability of the Contract

The minimum initial payment to purchase the contract is $5,000. Currently, this payment may be made either by funds from qualified or nonqualified external sources ("external sources") or by a transfer or rollover from an existing qualified or nonqualified contract or arrangement (the "prior contract") issued by us or one of our affiliates ("internal transfer").

There are two option packages available under the contract. You select an option package at the time of application. Each option package is unique. The maximum age at which you may purchase the contract is age 80.

You may make additional premium payments up to the contract anniversary after your 85[th] birthday. For contracts issued as IRAs and 403(b) contracts, no additional premium payments will be accepted after the tax year that the contract owner reaches age 70½. The minimum additional premium payment we will accept is $50 regardless of the option package you select. Under certain circumstances, we may waive the minimum premium payment requirement. We may also change the minimum initial or additional premium requirements for certain group or sponsored arrangements. Any initial or additional premium payment that would cause the contract value of all annuities that you maintain with us to exceed $1,000,000 requires our prior approval.

The contract may currently be purchased by individuals as a nonqualified contract, as a traditional Individual Retirement Annuity ("IRA") under Section 408(b) of the Tax Code and as a Roth IRA under Section 408A of the Tax Code. The contract is not currently available as a Simplified Employer Pension (SEP) Plan under 408(k), as a Simple IRA under Section 408(P), or as a tax deferred annuity under Tax Code section 403(b).

**Factors to Consider in the Purchase Decision**

The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is more attractive to people in high federal and state tax brackets. **You should not buy this contract: (1) if you are looking for a short-term investment; (2) if you cannot risk getting back less money than you put in; or (3) if your assets are in a plan which provides for tax-deferral and you see no other reason to purchase this contract.** The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

4) Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

IRAs and other qualified plans already have the tax-deferral feature found in this contract. For an additional cost, the contract provides other features and benefits including death benefits and the ability to receive a lifetime income. You should not purchase a qualified contract unless you want these other features and benefits, taking into account their cost. See "Fees and Expenses" in this prospectus. **If you are considering Option II and your contract will be an IRA, see "Federal Tax Considerations–Individual Retirement Annuities" and "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.**

**Crediting of Premium Payments**

We will process your initial premium (including internal transfers) within 2 business days after receipt, and allocate the payment according to the instructions you specify at the accumulation unit value next determined, if the application and all information necessary for processing the contract are complete. Subsequent premium payments will be processed within 1 business day if we receive all information necessary. In certain states we also accept additional premium payments by wire order. Wire transmittals must be accompanied by sufficient electronically transmitted data. We may retain your initial premium payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be completed within this period, we will inform you of the reasons for the delay. We will also return the premium payment immediately unless you direct us to hold the premium payment until the application is completed. If you choose to have us hold the premium payment, it will be held in a non-interest bearing account.

If a subaccount is not available or requested in error, we will make inquiry about a replacement subaccount. If we are unable to reach you or your representative within 5 days, we will consider the application incomplete. Once the completed application is received, we will allocate the payment to the subaccounts of Separate Account NY-B and/or the Fixed Interest Allocation specified by you within 2 business days.

If your premium payment was transmitted by wire order from your broker-dealer, we will follow one of the following two procedures after we receive and accept the wire order and investment instructions. The procedure we follow depends on state availability and the procedures of your broker-dealer.

1) If either your state or broker-dealer does not permit us to issue a contract without an application, we reserve the right to rescind the contract if we do not receive and accept a properly completed application or enrollment form within 5 days of the premium payment. If we do not receive the application or form within 5 days of the premium payment, we will refund the contract value plus any charges we deducted, and the contract will be voided. Some states require that we return the premium paid.

2) If your state and broker-dealer allow us to issue a contract without an application, we will issue and mail the contract to you or your representative, together with a Contract Acknowledgement and Delivery Statement for your execution. Until our Customer Service Center receives the executed Contract Acknowledgement and Delivery Statement, neither you nor the broker-dealer may execute any financial transactions on your contract unless they are requested in writing by you. We may require additional information before complying with your request (e.g., signature guarantee).

We will ask about any missing information related to subsequent payments. We will allocate the subsequent payment(s) pro-rata according to the current variable subaccount allocation unless you specify otherwise. Any fixed allocation(s) will not be considered in the pro-rata calculations. If a subaccount is no longer available (including due to a fund purchase restriction) or requested in error, we will allocate the subsequent payments proportionally among the other subaccounts in your contract allocations. For any subsequent premium payments, the payment designated for a subaccount of Separate Account NY-B will be credited at the accumulation unit value next determined after receipt of your premium payment and instructions.

Once we allocate your premium payment if applicable, to the subaccounts selected by you, we convert the premium payment into accumulation units. We divide the amount of the premium payment allocated to a particular subaccount by the value of an accumulation unit for the subaccount to determine the number of accumulation units of the subaccount to be held in Separate Account NY-B with respect to your contract. The net investment results of each subaccount vary with its investment performance.

In some states, we may require that an initial premium designated for a subaccount of Separate Account NY-B or the Fixed Interest Division be allocated to a subaccount specially designated by the Company (currently, the ING Liquid Assets Portfolio subaccount) during the free look period. After the free look period, we will convert your contract value (your initial premium plus any earnings less any expenses) into accumulation units of the subaccounts you previously selected. The accumulation units will be allocated based on the accumulation unit value next computed for each subaccount. Initial premiums designated for Fixed Interest Allocations will be allocated to a Fixed Interest Allocation with the guaranteed interest period you have chosen; however, in the future we may allocate the premiums to the specially designated subaccount during the free look period.

We may also refuse to accept certain forms of premium payments (traveler's checks, for example) or restrict the amount of certain forms of premium payments. In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

**Administrative Procedures**
We may accept a request for contract service in writing, by telephone, or other approved electronic means, subject to our administrative procedures, which vary depending on the type of service requested and may include proper completion of certain forms, providing appropriate identifying information, and/or other administrative requirements. We will process your request at the contract value next determined only after you have met all administrative requirements. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instruction (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided.

**Contract Value**
We determine your contract value on a daily basis beginning on the contract date. Your contract value is the sum of (a) the contract value in the Fixed Interest Allocations, and (b) the contract value in each subaccount in which you are invested.

**Contract Value in Fixed Interest Division.** The contract value in your Fixed Interest Division is the sum of premium payments allocated to the Fixed Interest Division under the Contract, plus contract value transferred to the Fixed Interest Division, plus credited interest, minus any transfers and withdrawals from the Fixed Interest Division, contract fees (including, in some cases, fees for optional benefit riders) and premium taxes.

**Contract Value in the Subaccounts.** On the contract date, the contract value in the subaccount in which you are invested is equal to the initial premium paid that was designated to be allocated to the subaccount. On the contract date, we allocate your contract value to each subaccount and/or a Fixed Interest Allocation specified by you, unless the contract is issued in a state that requires the return of premium payments during the free look period, in which case, the portion of your initial premium not allocated to a Fixed Interest Allocation may be allocated to a subaccount specially designated by the Company during the free look period for this purpose (currently, the ING Liquid Assets Portfolio subaccount).

On each business day after the contract date, we calculate the amount of contract value in each subaccount as follows:

(1) We take the contract value in the subaccount at the end of the preceding business day.

(2) We multiply (1) by the subaccount's Net Rate of Return since the preceding business day.

(3) We add (1) and (2).

(4) We add to (3) any additional premium payments and then add or subtract any transfers to or from that subaccount.

(5) We subtract from (4) any withdrawals and any related charges, and then subtract any contract fees (including any optional rider charges) and premium taxes.

**Cash Surrender Value**
The cash surrender value is the amount you receive when you surrender the contract. The cash surrender value will fluctuate daily based on the investment results of the subaccounts in which you are invested and interest credited to Fixed Interest Allocations. See the Fixed Interest Division Offering Brochure for a description of the calculation of values under any Fixed Interest Allocation. We do not guarantee any minimum cash surrender value. On any date during the accumulation phase, we calculate the cash surrender value as follows: we start with your contract value, then we deduct any surrender charge, any charge for premium taxes, the annual contract administrative fee, and any other charges incurred but not yet deducted.

**Surrendering to Receive the Cash Surrender Value**
You may surrender the contract at any time while the annuitant is living and before the income phase start date. A surrender will be effective on the date your written request and the contract are received at our Customer Service Center. We will determine and pay the cash surrender value at the price next determined after receipt of all paperwork required in order for us to process your surrender. Once paid, all benefits under the contract will be terminated. For administrative purposes, we will transfer your money to a specially designated subaccount (currently the ING Liquid Assets Portfolio subaccount) prior to processing the surrender. This transfer will have no effect on your cash surrender value. You may receive the cash surrender value in a single sum payment or apply it under one or more annuity options. We will usually pay the cash surrender value within 7 days.

Consult your tax adviser regarding the tax consequences associated with surrendering your contract. A surrender made before you reach age 59½ may result in a 10% tax penalty. See "Federal Tax Considerations" for more details.

**The Subaccounts**
Each of the subaccounts of Separate Account NY-B offered under this prospectus invests in a fund with its own distinct investment objectives and policies.

**Addition, Deletion or Substitution of Subaccounts and Other Changes**
We may make additional subaccounts available to you under the contract. These subaccounts will invest in funds we find suitable for your contract. We may also withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements, including prior SEC approval.

We may amend the contract to conform to applicable laws or governmental regulations. If we feel that investment in any of the funds has become inappropriate to the purposes of the contract, we may, with approval of the SEC (and any other regulatory agency, if required) combine two or more subaccounts or substitute another portfolio for existing and future investments. If you have elected the dollar cost averaging, systematic withdrawals, or automatic rebalancing programs or if you have other outstanding instructions, and we substitute or otherwise eliminate a portfolio which is subject to those instructions, we will execute your instructions using the substitute or proposed replacement portfolio unless you request otherwise. The substitute or proposed replacement portfolio may have higher fees and charges than any portfolio it replaces.

We also reserve the right, subject to SEC approval, to: (i) deregister Separate Account NY-B under the 1940 Act; (ii) operate Separate Account NY-B as a management company under the 1940 Act if it is operating as a unit investment trust; (iii) operate Separate Account NY-B as a unit investment trust under the 1940 Act if it is operating as a managed separate account; (iv) restrict or eliminate any voting rights as to Separate Account NY-B; and (v) combine Separate Account NY-B with other accounts.

We will provide you with written notice before any of these changes are effected.

**The Fixed Interest Allocation (Fixed Interest Division)**
The Fixed Interest Allocation is in the Fixed Interest Division part of the ReliaStar of New York general account. The general account contains all of the assets of ReliaStar of New York other than those in certain separate accounts. Allocation of any amount to the Fixed Interest Division does not entitle you to share directly in the performance of these assets. Assets supporting amounts allocated to the Fixed Interest Division are available to fund the claims of all classes of our customers, owners, and other creditors. See Appendix C and the Fixed Interest Division Offering Brochure for more information. You may not allocate contract value to the Fixed Interest Division if you elect one of the living benefit riders.

**Other Products**
We and our affiliates offer various other products with different features and terms than these contracts, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the Company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of contract values allocated to funds affiliated with ING. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your registered representative. Also, broker/dealers selling the contract may limits its availability or the availability of an optional feature (for example, by imposing restrictions on eligibility), or decline to make an optional feature available. Please talk to your registered representative for further details.

## OPTIONAL RIDERS

Subject to state availability and the conditions noted below, you may elect one of the three optional benefit riders discussed below. **You may add only one of these three riders to your contract. Each rider has a separate charge.** We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. Once elected, the riders generally may not be cancelled, except as noted in the discussion of each specific rider, below. The optional benefit riders terminate upon surrender of the contract. You may not remove the rider and charges will be assessed regardless of the performance of your contract. Please see "Charges and Fees–Optional Rider Charges" for information on rider charges.

The contract has three living benefit riders offering protection against the investment risks with your contract:

- The Minimum Guaranteed Income Benefit rider, which you may wish to purchase if you are concerned about having a minimum amount of future income when annuitizing your contract;
- The ING LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are concerned that you may outlive your income; and
- The ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit rider, which you may wish to purchase if you are married and concerned that you and your spouse may outlive your income.

These living benefit riders are described further below.

**The optional riders may not be available for all investors. You should analyze each rider thoroughly and understand it completely before you elect to purchase one. The optional riders do not guarantee any return of principal or premium payments and do not guarantee performance of any specific fund under the contract. The ING LifePay Plus and ING Joint LifePay Plus riders may also impact the death benefit amount under the contract. More information about an earlier version of the rider is in Appendix H. You should not purchase the ING LifePay Plus rider with multiple owners, unless the owners are spouses. You should consult a qualified financial adviser in evaluating the riders. Our Customer Service Center may be able to answer your questions. The telephone number is 1-800-366-0066**

**Rider Date.** The rider date is the date the optional benefit rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued. If the ING LifePay Plus or ING Joint LifePay Plus riders are added after the contract issue, the rider date will be the date of the contract's next following annuity contract anniversary.

**No Cancellation.** Once you purchase a rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin the income phase and start receiving income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel any rider. Once the contract continues beyond the free look period, you may not cancel a rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

**Termination.** The optional riders are "living benefits," which means the guaranteed benefits offered by the riders are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the optional riders automatically terminate if you:

1.) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;
2.) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract, or you have elected the ING Joint LifePay rider; or
3.) Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING Joint LifePay rider is also discussed below.

**Minimum Guaranteed Income Benefit Rider (the "MGIB Rider").** The MGIB rider is an optional benefit that guarantees a minimum amount of income phase income will be available to you if you initiate income phase payments on the MGIB Date (as defined below), regardless of fluctuating market conditions. Please note that if you elect the MGIB rider, you may not allocate contract value to a Fixed Interest Division, and we will not issue the MGIB rider if any contract value is allocated to a Fixed Interest Division. No loans are permitted on contracts with the MGIB rider. The MGIB rider will also not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. The minimum guaranteed amount of income phase income will depend on the amount of premiums you pay during the first five rider years, the MGIB Rate (as defined below), the adjustment for Special Fund transfers, and any withdrawals you take while the MGIB rider is in effect. Thus, investing in Special Funds may limit the MGIB benefit, because for purposes of determining the MGIB Benefit Base, Special Fund allocations are not subject to accumulation at the MGIB Rate, and withdrawals and transfers from Special Funds are not dollar-for-dollar, but pro-rata, meaning the MGIB Benefit Base may be reduced by the same proportion that contract value allocated to Special Funds is reduced.

**Purchase.** You must be age 79 or younger on the rider date to purchase the rider, and the ten-year waiting period must end at or prior to the latest income phase start date. Some broker-dealers may not offer the MGIB rider, or may limit availability of the rider to younger ages. The rider date is the date the MGIB rider becomes effective. Generally, the MGIB rider must be purchased (i) on the contract date, or (ii) within thirty days after the contract date. We may allow election at other times at our discretion. **There is a ten-year waiting period before you can elect income phase payments under the MGIB rider.**

**The MGIB Date.** The MGIB Date is the date on which you may exercise your right to begin receiving income phase payments pursuant to the MGIB rider. The MGIB Date always coincides with your contract's anniversary date. You may not exercise your right to begin receiving income phase payments pursuant to the MGIB Rider until the MGIB Date that is at least ten years after the rider date.

**Special Funds.** The following investment options are designated as Special Funds for purposes of calculating the MGIB Benefit Base: the ING American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio, the ING Liquid Assets Portfolio, the ING PIMCO Core Bond Portfolio, the ING PIMCO Total Return Portfolio, the ING VP Intermediate Bond Portfolio, the ING Oppenheimer Strategic Income Portfolio, the ING Solution Income Portfolio, and the PIMCO VIT Real Return Portfolio. All investment options not designated as Special Funds are considered Covered Funds. No funds are currently designated as Restricted Funds.

**Charges.** The charge we currently deduct under the MGIB Rider is 0.75% annually of the MGIB Benefit Base. The calculation of the MGIB Benefit Base is described in "Determining the MGIB Annuity Income," below. The MGIB rider automatically terminates if the contract value is insufficient to pay the charge for the MGIB rider.

**How the MGIB Rider Works.** Ordinarily, the amount of income that will be available to you on the income phase start date is based on your contract value, the income phase option you selected and the guaranteed income factors in effect on the date you start receiving income phase payments. If you purchase the MGIB rider, the amount of income that will be available to you upon starting income phase payments on the MGIB Date is the greatest of:

1) Your income phase income based on your contract value on the MGIB Date applied to the guaranteed income factors specified in your contract for the income phase option you selected;

2) Your income phase income based on your contract value on the MGIB Date applied to the then-current income factors in effect for the income phase option you selected; or

3) The MGIB annuity income based on your MGIB Benefit Base on the MGIB Date applied to the MGIB income factors specified in your rider for the MGIB annuity option you selected. Prior to applying the MGIB income factors, we will adjust the MGIB Benefit Base for any surrender charge and premium tax recovery that would otherwise apply when starting the income phase.

The guaranteed factors contained in the MGIB rider generally provide lower payout per $1,000 of value applied than the guaranteed factors found in your contract. Although the minimum income provided under the rider can be determined in advance, the contract value in the future is unknown, so the income provided under a contract with the MGIB rider attached may be greater or less than the income that would be provided under the contract without the rider. Generally, the income calculated under the rider will be greater than the income provided under the contract whenever the MGIB Benefit Base (greater of the Rollup and Ratchet Bases) is sufficiently in excess of the contract value to offset the additional conservatism reflected in the rider's income factors compared to those in the contract.

The income factors in the MGIB rider generally reflect a lower interest rate and more conservative mortality than the income factors in the contract. The degree of relative excess that the income factors require to produce more income will vary for each individual circumstance. If the contract value exceeds the MGIB Benefit Base at the time the income phase starts, the contract will generally produce greater income than the rider. Please see Appendix E– Examples of Minimum Guaranteed Income Benefit Calculation.

The MGIB Benefit Base is only a calculation used to determine the MGIB annuity income. The MGIB Benefit Base does not represent a contract value, nor does it guarantee performance of the subaccounts in which you are invested. It is also not used in determining the amount of your cash surrender value and death benefits. Any reset of contract value under other provisions of the contract or other riders will not increase the Maximum MGIB Base or MGIB Rollup Base (as defined below). The MGIB Benefit Base is tracked separately for Covered and Special Funds, based on initial allocation of eligible premium (or contract value, if applicable) and subsequently allocated eligible premiums, withdrawals and transfers. Contract value, rather than eligible premium is used as the initial value if the rider is added after the contract date.

Prior to your latest income phase start date, you may choose to exercise your right to receive payments under the MGIB rider. Payments under the rider begin on the MGIB Date. **We require a 10-year waiting period before you can elect to receive payments under the MGIB rider benefit.** The MGIB must be exercised in the 30-day period prior to the end of the waiting period or any subsequent contract anniversary. At your request, the Company may in its discretion extend the latest contract income phase start date without extending the MGIB Date.

**Determining the MGIB Annuity Income.** On the MGIB Date, we calculate your MGIB annuity income as follows:

1) **We first determine your MGIB Benefit Base:** The MGIB Benefit Base is equal to the greater of the MGIB Rollup Base and the MGIB Ratchet Base.

   a) **Calculation of MGIB Rollup Base**

   The MGIB Rollup Base is equal to the lesser of the Maximum MGIB Base and the sum of (a), and (b) where:

   (a) is the MGIB Rollup Base for Covered Funds;
   (b) is the MGIB Rollup Base for Special Funds;

   The Maximum MGIB Base applicable to the MGIB Rollup Base is 250% of eligible premiums adjusted pro-rata for withdrawals. This means that the Maximum MGIB Base is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value. The Maximum MGIB Base is not allocated by fund category.

   **The MGIB Rate.** Calculation of the MGIB Rollup Base will be impacted by the MGIB Rate. The MGIB Rate is an annual effective rate at which the eligible premiums accumulate, which is currently 7%. As noted below, eligible premiums accumulate at MGIB Rate only up until the oldest contract owner reaches age 80 or the MGIB Rollup Base reaches the Maximum MGIB Base, and only to the extent that premiums are invested in Covered Funds.

   For example, assume a contract was issued on August 1, 2008 with an initial premium of $10,000, and the issue age of the contract owner was age 60, with an MGIB Date of August 1, 2018. Assuming 100% of the premium was allocated to Covered Funds, the MGIB Rollup Base would be $19,672 on the MGIB Date, the result of the $10,000 initial premium multiplied by the 7% MGIB Rate annually for the 10 year period between the issue date and the MGIB Date.

   **The MGIB Rollup Base allocated to Covered Funds** equals the eligible premiums allocated to Covered Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect, accumulated at the MGIB Rate to the earlier of the oldest owner reaching age 80 and the MGIB Rollup Base reaching the Maximum MGIB Base. The MGIB Rollup Base accumulates at 0% thereafter. The MGIB Rate is currently 7%. The MGIB Rate is an annual effective rate. We may, at our discretion, discontinue offering this rate. The MGIB Rate will not change for those contracts that have already purchased the MGIB rider.

   **The MGIB Rollup Base allocated to Special Funds** equals the eligible premiums allocated to Special Funds, adjusted for subsequent withdrawals and transfers taken or made while the MGIB rider is in effect. The MGIB Rate does not apply to the MGIB Rollup Base allocated to Special Funds, so the MGIB Rollup Base allocated to Special Funds does not accumulate.

   **Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Rollup Base.**

   Withdrawals reduce the MGIB Rollup Base on a pro-rata basis. The percentage reduction in the MGIB Rollup Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal.

   This means that the MGIB Rollup Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

Because the MGIB Rollup Base is tracked separately for Covered and Special Funds, when you make transfers between Covered and Special Funds there is an impact on the MGIB Rollup Base. Net transfers between Covered Funds and Special Funds will reduce the MGIB Rollup Base allocated to Covered Funds or Special Funds, as applicable, on a pro-rata basis. This means that the MGIB Rollup Base allocated to Covered Funds or Special Funds will be reduced by the same percentage as the transfer bears to the contract value allocated to Covered Funds or Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of the transfer, the MGIB Rollup Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the transfer). The resulting increase in the MGIB Rollup Base allocated to Special Funds will equal the reduction in the MGIB Rollup Base allocated to Covered Funds. Transfers from Special Funds to Covered Funds are treated in the same way.

In a case where the MGIB Rollup Base for Covered Funds is greater than the contract value in Covered Funds, a transfer from Covered Funds will result in the MGIB Rollup Base for Covered Funds being reduced by a dollar amount that is higher than the dollar amount of the transfer. A higher reduction to the MGIB Rollup Base for Covered Funds will have a larger negative impact on the MGIB Benefit Base, potentially reducing the minimum guaranteed amount of annuity income upon entering the income phase under the MGIB rider. This means the benefit you receive under the MGIB rider will not be as great because of the transfer.

For example, assume the MGIB Rollup Base for Covered Funds prior to a transfer from Covered Funds was $12,000 at a time that the contract value in Covered Funds was $10,000. If the contract owner transferred 25% of this $10,000 ($2,500) from the contract value in Covered Funds, it would result in a 25% decrease in the MGIB Rollup Base for Covered Funds, or $3,000 ($12,000 * 25%), which is $500 more than the amount actually transferred from the Covered Funds.

b) **Calculation of MGIB Ratchet Benefit Base**

**The MGIB Ratchet Base for Covered Funds and Special Funds** equals:

- On the rider date, eligible premiums or the contract value (if the rider is added after the contract date) allocated to Covered Funds and Special Funds;

- On each quarterly contract anniversary date prior to attainment of age 90, the MGIB Ratchet Base for Covered Funds and Special Funds is set equal to the greater of:

   1) the current contract value allocated to Covered Funds and Special Funds (after any deductions occurring on that date); and

   2) the MGIB Ratchet Base for Covered Funds and Special Funds from the prior contract anniversary date, adjusted for any new eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

- At other times, the MGIB Ratchet Base for Covered Funds and Special Funds is the MGIB Ratchet Base from the prior quarterly contract anniversary date, adjusted for subsequent eligible premiums and withdrawals attributable to Covered Funds and Special Funds, and transfers.

A quarterly anniversary date is the date three months from the contract date that falls on the same date in the month as the contract date. For example, if the contract date is February 12, the quarterly anniversary date is May 12. If there is no corresponding date in the month, the quarterly anniversary date will be the last date of such month. If the quarterly anniversary date falls on a weekend or holiday, we will use the value of the subsequent business day.

**Eligible premiums are those premiums paid within five years of purchasing the MGIB rider. Premiums paid after that date are excluded from the MGIB Ratchet Base.**

Withdrawals reduce the MGIB Ratchet Base on a pro-rata basis. The percentage reduction in the MGIB Ratchet Base for each fund category (i.e. Covered Funds and Special Funds) equals the percentage reduction in contract value in that fund category resulting from the withdrawal.

This means that the MGIB Ratchet Base for Covered Funds and Special Funds is reduced for withdrawals by the same proportion that the withdrawal reduces the contract value allocated to Covered Funds and Special Funds. For example, if the contract value in Covered Funds is reduced by 25% as the result of a withdrawal (including surrender charge), the MGIB Ratchet Base allocated to Covered Funds is also reduced by 25% (rather than by the amount of the withdrawal).

2) **Then we determine the MGIB annuity income by multiplying your MGIB Benefit Base (adjusted for any surrender charge and premium taxes) by the income factor, and then divide by $1,000.**

**MGIB Income Options.** The following are the MGIB Income Options available under the MGIB Rider:

1) If the MGIB rider is exercised at ages 10-73: Income for life (single life or joint life with 100% survivor), with no more than a 10-year certain period.

2) If the MGIB rider is exercised at ages 74-89: Income for life (single life or joint life with 100% survivor), with no more than a six-year certain period.

3) Any other income phase option offered by the Company in conjunction with the MGIB rider on the MGIB Date.

Once during the life of the contract, you have the option to elect to apply up to 50% of the MGIB Benefit Base to one of the MGIB Income Options available under the rider. This option may only be exercised in the 30-day period prior to a contract anniversary at or after the end of the waiting period. The portion of the MGIB Benefit Base so applied will be used to determine the MGIB income, as is otherwise described in this prospectus. The contract value will be reduced on a pro-rata basis. Any subsequent exercise of your right to receive payments under the MGIB rider must be for 100% of the remaining value. The election of partial payments under the MGIB Benefit Base does not affect your right to initiate the income phase under the contract without regard to the rider. The amount applied to these partial payments will be treated as a withdrawal for purposes of adjusting contract and rider values.

**Please note that if you elect partial income payments, they will be tax reported as withdrawals. Please consult your tax adviser before making this election, as the taxation of this election is uncertain.**

**Investment Option Restrictions.** In order to mitigate the insurance risk inherent in our guarantee to provide you with a guaranteed amount of income phase income if you enter the income phase on the MGIB Date (subject to the terms and conditions of the MGIB rider), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we may require that a certain percentage of such contract value be invested in the Fixed Allocation Fund. The timing of when we will apply these restrictions is discussed further below. See "Fixed Allocation Fund Automatic Rebalancing" below. **We are not currently applying this asset allocation requirement to the MGIB rider**.

**Accepted Funds.** Currently the Accepted Funds are the Franklin Templeton Founding Strategy Portfolio, the ING Liquid Assets Portfolio, the ING Solution Income Portfolio, ING Solution 2015 Portfolio, ING Solution 2025 Portfolio, ING Solution 2035 Portfolio, the T. Rowe Price Capital Appreciation Portfolio, and the ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds.** The ING American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index[®] Portfolio and the ING VP Intermediate Bond Portfolio are designated as Fixed Allocation Funds. The ING VP Intermediate Bond Portfolio is the default Fixed Allocation Fund used in connection with Fixed Allocation Funds Automatic Rebalancing. To the extent that we are imposing these asset allocation requirements, the Fixed Allocation Funds will not be designated as Special Funds for purposes of determing the MGIB Benefit Base.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Fund are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.**  If the contract value in the Fixed Allocation Funds is less than a percentage of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any MGIB Rebalancing Date (as defined below), we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that the appropriate percentage of this amount is allocated to the Fixed Allocation Fund.  This is called Fixed Allocation Funds Automatic Rebalancing and the percentage is stated in your contract.  **Because we are not currently imposing these asset allocation requirements, the current minimum Fixed Allocation Funds percentage is zero.**  Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing.  Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date.  The MGIB Rebalancing Dates occur on each annual contract anniversary and after any of the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract.  However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F– Examples of Fixed Allocation Funds Automatic Rebalancing."

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it.  See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the MGIB rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund.  You should not purchase the MGIB rider if you do not wish to have your contract value reallocated in this manner.**

**Relationship of Accepted Funds, Other Funds, and Fixed Allocation Funds to Special Funds, Covered Funds, and Restricted Funds.**  In general, Special Funds, Covered Funds, and Restricted Funds impact the value of certain benefits available under living benefit riders, while Accepted Funds and Other Funds relate to the asset allocation requirements required under the living benefit riders.  Fixed Allocation Funds Automatic Rebalancing and its fund designations (Accepted Funds, Other Funds, and Fixed Allocation Funds) are in addition to any fund designations applied for purposes of calculating the MGIB Benefit Base (Covered Funds and Special Funds). See "The Funds–Covered Funds and Special Funds" and "The Funds–Restricted Funds." Because of this, your ability to allocate your entire contract value to all Covered Funds for purposes of calculating the MGIB Benefit Base is subject to Fixed Allocation Funds Automatic Rebalancing. In the event that you allocate contract value to Covered Funds for the purposes of calculating the MGIB Benefit Base that are also considered Other Funds for purposes of the above asset-allocation requirements, you will be required to satisfy the asset allocation requirements of Fixed Allocation Funds Automatic Rebalancing. However, we are not currently imposing these asset allocation requirements.

In the event an investment option was designated a Restricted Fund, any allocations to a specific investment option would be further limited to the investment limitations of these funds. See "The Funds–Restricted Funds." Currently, no investment options are designated as a Restricted Fund.

It is possible for an investment option to have two different designations: An Accepted Fund for purposes of Fixed Allocation Funds Automatic Rebalancing may also be a Special Fund for purposes of calculating the MGIB Rollup Base. While Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing, and so your allocation to that investment option as an Accepted Fund would not be subject to Fixed Allocation Funds Automatic Rebalancing, the MGIB Rollup Base is impacted as a consequence in as much as your allocation to that investment division as a Special Fund would not accumulate at the MGIB Rate of 7% per year. Therefore, if we were currently imposing the asset allocation requirements, and a contract owner wished to avoid this result, he or she could allocate among the remaining Accepted Funds, as well as among the remaining Other Funds that are not designated as Special Funds (subject to Fixed Allocation Funds Automatic Rebalancing).

**Change of Owner or Annuitant.** The MGIB rider will terminate upon a change of ownership unless the change is due to a spousal continuation at the time of the owner's death. Once you purchase the MGIB rider, the annuitant may not be changed except when an annuitant who is not a contract owner dies prior to entry into the income phase, in which case a new annuitant may be named in accordance with the provisions of your contract. The MGIB Benefit Base is unaffected and continues to accumulate.

In addition to spousal continuation, the following transactions are not considered a change of ownership for purposes of termination of the MGIB rider:

1) Transfers from custodian to custodian;
2) Transfers from a custodian for the benefit of an individual to that same individual;
3) Transfers from an individual to a custodian for the benefit of the same individual;
4) Collateral assignments;
5) Transfers from trust to trust where the contract owner and the grantor of the trust is the same individual;
6) Transfers from an individual to a trust where the contract owner and the grantor of the trust is the same individual; or
7) Transfers from a trust to an individual where the contract owner and the grantor of the trust is the same individual.

**Death of Owner.** The MGIB rider and the MGIB rider charges automatically terminate if you die during the accumulation phase (first owner to die if there are multiple contract owners, or at death of annuitant if the contract owner is not a natural person), unless your spouse beneficiary elects to continue the contract.

**Notification.** On or about 30 days prior to the MGIB Date, we will provide you with notification which will include an estimate of the amount of MGIB annuity income available if you choose to exercise it. We will determine the actual amount of the MGIB annuity income as of the MGIB Date.

**The MGIB rider does not restrict or limit your right to enter the income phase at any time permitted under the contract nor does it restrict your right to enter the income phase using contract values that may be higher than the MGIB annuity benefit.**

**The benefits associated with the MGIB rider are available only if you enter the income phase under the rider and in accordance with the provisions set forth above. Initiating the income phase using the MGIB rider may result in a more favorable stream of income payments, and different tax consequences, under your contract. Because the MGIB rider is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that might be provided by the application of your contract value to the contract's applicable income phase factors. You should consider all of your options at the time you begin the income phase of your contract.**

**ING LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING LifePay Plus") Rider.** The ING LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

**Please Note:** For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING LifePay rider, please see Appendix H for more information.

**Purchase.** In order to elect the ING LifePay Plus rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural owner. Joint annuitants are not allowed. The maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the rider effective date. The ING LifePay Plus rider is subject to broker/dealer availability. The ING LifePay Plus rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. **Please note that if you elect to purchase the ING LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time**.

Contracts issued **on and after January 28, 2008** are eligible for the ING LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING LifePay rider, you may upgrade to the ING LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact the Customer Service Center for more information.

**How the ING LifePay Plus Rider Works.** The ING LifePay Plus rider has both phases and statuses. Through the lifetime of the ING LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the annuitant reaching age 59½ has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value. While the Withdrawal Phase of your rider may begin in Guaranteed Withdrawal Status, your rider may not enter Automatic Periodic Benefit Status

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the annuitant's age 59½ has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF you contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING LifePay Plus rider will terminate without value.

Benefits paid under the ING LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING LifePay Plus rider on the contract date, the initial ING LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING LifePay Plus rider after the contract date, the initial ING LifePay Plus Base is equal to the contract value on the effective date of the rider.

During the Growth Phase, the initial ING LifePay Plus Base is increased dollar-for-dollar by any premiums received. In addition, on each quarterly contract anniversary, the ING LifePay Plus Base is recalculated as the greater of:

- The current ING LifePay Plus Base; or
- The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first ten contract anniversaries ONLY after the annuitant has reached age 59½, the ING LifePay Plus Base is recalculated as the greatest of:

- The current ING LifePay Plus Base; or
- The current contract value; and
- The ING LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is attached (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the annuitant is age 59½.

For example, assume that a contract is purchased on January 1, 2008 and the contract owner decides to add LifePay Plus on March 15, 2008. The rider effective date is April 1, 2008, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2009 a full contract year will not have elapsed since the rider effective date, the ING LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2010, assuming the annuitant is age 59½.

This rider has no cash value. You cannot surrender the contract for the ING LifePay Plus Base. The ING LifePay Plus Base is not available to fund income phase payments.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING LifePay Plus rider (see "ING LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the annuitant is age 59½. While the ING LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will replace the ING LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the annuitant reaching age 59½, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;
2) reduction of the ING LifePay Plus Base to zero, at which time the rider will terminate;
3) the income phase commencement date (see "The Income Phase");
4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);
6) the surrender of the contract;
7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or
8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

Please note that withdrawals while the ING LifePay Plus rider is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note that with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less, due to your withdrawals (and reduction of the ING LifePay Plus Base as a result) while the rider was in the Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING LifePay Plus Base will **not** thereafter be automatically reset quarterly–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING LifePay Plus Reset" below.

If you decline the automatic reset, your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status" below.

Please see below for more information about each of this rider's four different statuses.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date of your first withdrawal, SO LONG AS the quarterly contract anniversary has passed on which or after the annuitant is age 59½. For contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING LifePay Plus rider may differ depending on whether you are in Lifetime Guaranteed Withdrawal Status.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the annuitant reaches age 59½, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the annuitant reaches age 59½, the ING LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in any contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING LifePay Plus rider and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceed the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING LifePay Plus rider, subject to the following rules:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current calendar year –without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any amount remaining will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits), other than as provided under the ING LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If when the ING LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING LifePay Plus Reset.** Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING LifePay Plus Base to the current contract value if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING LifePay Plus Base will **not** thereafter be reset quarterly (and the Maximum Annual Withdrawal will also **not** be recalculated); no further resets will be available.

**Investment Option Restrictions.** While the ING LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We apply these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when and how we apply these restrictions is discussed further below.

**Accepted Funds**. Currently Accepted Funds are the ING Franklin Templeton Founding Strategy Portfolio, the ING Liquid Assets Portfolio, the ING Solution Income Portfolio, the ING Solution 2015 Portfolio, the ING Solution 2025 Portfolio, the ING Solution 2035 Portfolio, the ING T. Rowe Price Capital Appreciation Portfolio and the ING WisdomTree^SM Global High-Yielding Equity Index Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. The ING American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio and the ING VP Intermediate Bond Portfolio are designated as the Fixed Allocation Funds. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you;

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay Plus rider and charges will terminate on the date of death of the owner (or in the case of joint owners, the first owner), or the annuitant if there is a non-natural owner.

**Continuation After Death – Spouse.** If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse"), the rider will also continue on the next quarterly contract anniversary, provided the spouse becomes the annuitant and sole owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Plus Base will be reset to equal the greater of the ING LifePay Plus Base and the then current contract value;

3) The ING LifePay Plus charges will restart and be the same as were in effect prior to the claim date;

4) Ratchets, which stop on the claim date, are restarted, effective on the date the rider is continued;

5) Any remaining step-ups will be available, and if the rider is continued before an annual contract anniversary when a step-up would have been available, then that step-up will be available;

6) The rider's Standard Withdrawal Benefit will be available until the quarterly contract anniversary on or after the spouse is age 59½.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase.

2) The rider's charges will restart on the date the rider is continued and be the same as were in effect prior to the claim date.

3) On the quarterly contract anniversary that the rider is continued:

(a) If the surviving spouse was not the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider. Withdrawals causing the contract value to fall to zero will terminate the contract and the rider.

(b) If the surviving spouse was the annuitant before the owner's death, then the ING LifePay Plus Base will be reset to the current contract value, only if greater, and the Maximum Annual Withdrawal is recalculated by multiplying the new ING LifePay Plus Base by 5%. Withdrawals are permitted pursuant to the other provisions of the rider.

4) The rider charges will restart on the quarter contract anniversary that the rider is continued and will be the same as were in effect prior to the claim date.

**Effect of ING LifePay Plus Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay Plus rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" and "Continuation After Death– Spouse," above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay Plus rider to the beneficiary. While in Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

While the rider is in Automatic Periodic Benefit Status, if the owner dies, the remaining ING LifePay Plus Base will be paid to the beneficiary in a lump sum.

**Change of Owner or Annuitant.** Other than as provided above under "Continuation After Death- Spouse," you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges.**  If you elect the ING LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals.  However, once your contract value is reduced to zero, any periodic payments under the ING LifePay Plus rider would not subject to surrender charges.  Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted.  See Appendix G for examples.

**Loans.**  No loans are permitted on contracts with the ING LifePay Plus rider.

**Taxation.**  For more information about the tax treatment of amounts paid to you under the ING LifePay Plus Rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

**ING Joint LifePay Plus Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay Plus") Rider.**  The ING Joint LifePay Plus rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero.  You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

**Please Note:** For contracts issued on or after September 6, 2007 through January 28, 2008, **with** the ING Joint LifePay rider, please see Appendix H for more information.

**Purchase.**  The ING Joint LifePay Plus rider is only available to individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable.  Currently, this means the rider is only available with nonqualified contracts or IRA contracts, and is not available with 403(b) contracts. We refer to these individuals as spouses.  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider. See "Ownership, Annuitant, and Beneficiary Requirements," below. The maximum issue age is 80.  The issue age is the age of the owners on the contract anniversary on which the ING Joint LifePay Plus rider is effective.  Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay Plus rider is effective. The ING Joint LifePay Plus rider is subject to broker/dealer availability. The ING Joint LifePay Plus rider will not be issued until your contract value is allocated in accordance with the investment option restrictions described in "Investment Option Restrictions," below.  **Please note that with the ING Joint LifePay Plus rider, you cannot allocate contract value to a Fixed Interest Division at any time.**

Contracts issued **on and after January 28, 2008** are eligible to elect the ING Joint LifePay Plus rider, subject to the conditions, requirements and limitations of the prior paragraph. Such contracts must not already have a living benefit rider, or, if your contract meets the above eligibility date and has the ING Joint LifePay rider, you may upgrade to the ING Joint LifePay Plus rider for a limited time. There is an election form for this purpose. Please contact our Customer Service Center for more information.

**Ownership, Annuitant, and Beneficiary Designation Requirements.**  Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay Plus rider.  These designations depend upon whether the contract is issued as a nonqualified contract, an IRA or a custodial IRA.  In all cases, the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code.  Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs").  Joint annuitants are not allowed.  The necessary ownership, annuitant, and/or beneficiary designations are described below.  Applications that do not meet the requirements below will be rejected.  We reserve the right to verify the date of birth and social security number of both spouses.

**Nonqualified Contracts.**  For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners.  For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

**IRAs.**  There may only be one owner, who must also be the annuitant.  The owner's spouse must be the sole primary beneficiary.

**Custodial IRAs.** While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

**Active Status.** Once the ING Joint LifePay Plus rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay Plus rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay Plus rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay Plus rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay Plus rider. **However, all charges for the ING Joint LifePay Plus rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay Plus rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce," below.

**How the ING Joint LifePay Plus Rider Works.** The ING Joint LifePay Plus rider has both phases and statuses. Through the lifetime of the ING Joint LifePay Plus rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider and ends as of the business day before you take your first withdrawal, or on your contract's income phase start date. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments." During the Growth Phase, no benefits under the ING Joint LifePay Plus rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the Withdrawal Phase, this rider has four different statuses that come in a pair to fulfill your withdrawal guarantee: Guaranteed Withdrawal Status and Automatic Periodic Benefit Status; and Lifetime Guaranteed Withdrawal Status and Lifetime Automatic Periodic Benefit Status. Together, these status pairs operate to fulfill the rider's withdrawal guarantee and depend on how old your annuitant is when you take your first withdrawal.

Guaranteed Withdrawal Status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary following the youngest active spouse's 65[th] birthday has not yet passed, and continues until certain circumstances occur as noted in "Guaranteed Withdrawal Status" below. Thereafter, Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal until the MGWB Base is exhausted. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING Joint LifePay Plus rider will terminate without value.

Lifetime Guaranteed Withdrawal Status begins on the date of the first withdrawal, provided the quarterly contract anniversary following the youngest active spouse's 65th birthday has passed, and continues until certain circumstances occur as noted in the "Lifetime Guaranteed Withdrawal Status" below. Thereafter, Lifetime Automatic Periodic Benefit Status would begin ONLY IF your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an amount equal to the Maximum Annual Withdrawal. Alternatively, if your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then Lifetime Automatic Periodic Benefit Status would **not** begin. Rather, the contract and the ING Joint LifePay Plus rider will terminate without value.

Benefits paid under the ING Joint LifePay Plus rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Plus Base (referred to as the "MGWB Base" in the contract) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay Plus rider on the contract date, the initial ING Joint LifePay Plus Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay Plus rider after the contract date, the initial ING Joint LifePay Plus Base is equal to the contract value on the effective date of the ING Joint LifePay Plus rider.

During the Growth Phase, the initial ING Joint LifePay Plus Base is increased dollar-for-dollar by any premiums received ("eligible premiums"). In addition, on each quarterly contract anniversary, the ING Joint LifePay Plus Base is recalculated as the greater of:

1) The current ING Joint LifePay Plus Base; or
2) The current contract value. This is referred to as a quarterly "ratchet."

Also, on each of the first five contract anniversaries ONLY after the youngest active spouse reaches age 65, the ING Joint LifePay Plus Base is recalculated as the greatest of:

1) The current ING Joint LifePay Plus Base; or
2) The current contract value; and
3) The ING Joint LifePay Plus Base on the previous contract anniversary, increased by 7%, plus any eligible premiums and minus any third-party investment advisory fees paid from your contract during the year. This is referred to as an annual "step-up."

Please note that there are no partial step-ups. Step-ups are **not** pro-rated, so for existing contracts to which this rider is added (a post contract issuance election), the first opportunity for a step-up will not be until the first contract anniversary after a full contract year has elapsed since the rider effective date, SO LONG AS the youngest active spouse is at least age 65.

For example, assume that a contract is purchased on January 1, 2008, and the contract owner decides to add Joint LifePay Plus on March 15, 2008. The rider effective date is April 1, 2008, which is the date of the contract's next following quarterly contract anniversary. Because on January 1, 2009 a full contract year will not have elapsed since the rider effective date, the ING Joint LifePay Plus Base will not be eligible for a step-up. Rather, the first opportunity for a step-up with this contract is on January 1, 2010, assuming the youngest active spouse is age 65.

This rider has no cash value. You cannot surrender the contract for the ING Joint LifePay Plus Base. The ING Joint LifePay Plus Base is not available to fund income phase payments.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Plus Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal under the benefit reset feature of the ING Joint LifePay Plus rider (see "ING Joint LifePay Plus Reset," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal, ONLY IF the quarterly contract anniversary has **not** passed on which or after the youngest active spouse is age 65. While the ING Joint LifePay Plus rider is in Guaranteed Withdrawal Status, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar. This status will then continue until the earliest of:

1) quarterly contract anniversary following the youngest active spouse's 65[th] birthday, provided the contract owner does not decline the change to Lifetime Guaranteed Withdrawal Status;

2) reduction of the ING Joint LifePay Plus Base to zero, at which time the rider will terminate;

3) the income phase commencement date (see "The Income Phase");

4) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

5) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Automatic Periodic Benefit Status," below);

6) the surrender of the contract;

7) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural person owner), unless your spouse beneficiary elects to continue the contract; or

8) automatic reset into the Lifetime Guaranteed Withdrawal Status.

Please note that withdrawals while the ING Joint LifePay Plus Base is in Guaranteed Withdrawal Status are not guaranteed for the lifetime of the annuitant.

You will receive prior notice, of not less than 30 days, if you are in the Guaranteed Withdrawal Status and become eligible for the Lifetime Guaranteed Withdrawal Status. This notice will explain the change, its impact to you and your options. You may decline this change.

Please note with the automatic reset into the Lifetime Guaranteed Withdrawal Status, it is possible that the Maximum Annual Withdrawal, as recalculated, will be less due to your withdrawals (and reduction of the ING Joint LifePay Plus Base as a result) while the rider was in Guaranteed Withdrawal Status. See Appendix G, Illustration 6, for an example. Also please note, however, that by declining automatic reset into the Lifetime Guaranteed Withdrawal Status, your ING Joint LifePay Plus will **not** thereafter be automatically reset quarterly–to the then current contract value if the contract value is higher–as it could be while the rider is in Lifetime Guaranteed Withdrawal Status. No further resets will be available. For more information, please see "ING Joint LifePay Plus Reset" below.

If you decline the automatic reset your rider will continue in the Guaranteed Withdrawal Status. There will not be another opportunity to automatically reset into the Lifetime Guaranteed Withdrawal Status. Thereafter, in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance, your rider's status will change to Automatic Periodic Benefit Status. In Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). In the event contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Automatic Periodic Benefit Status," below.

Please see below for more information about each of this rider's four different statuses.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date of the first withdrawal SO LONG AS the quarterly contract anniversary has passed on which or after the youngest active spouse is age 65. For contracts in Guaranteed Withdrawal Status, the Lifetime Guaranteed Withdrawal Status begins upon automatic reset. This status continues until the earliest of:

1) the income phase commencement date (see "The Income Phase");

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal (see "Lifetime Automatic Periodic Benefit Status," below);

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners; annuitant, in the case of a non-natural owner), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING Joint LifePay Plus rider, the contract will provide no further benefits (including death benefits). Otherwise, if contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay Plus rider may differ depending on whether you are in the Lifetime Guaranteed Withdrawal Status.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals 5% of the greater of 1) the contract value and 2) the ING Joint LifePay Plus Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay Plus rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal.

If the Withdrawal Phase begins before the quarterly contract anniversary on or after the younger spouse reaches age 65, withdrawals in a contract year up to the Maximum Annual Withdrawal will reduce the ING Joint LifePay Plus Base dollar-for-dollar, under what we refer to as the "Standard Withdrawal Benefit." Then, on the quarterly contract anniversary on or after the younger spouse reaches age 65, the ING Joint LifePay Plus Base will automatically be reset to the current contract value, if greater, and the Maximum Annual Withdrawal will be recalculated.

If the contract's income phase commencement date is reached while you are in the ING Joint LifePay Plus rider's Lifetime Guaranteed Withdrawal Status, then you may elect a life only income phase option, in lieu of the contract's other income phase options, under which we will pay the greater of the income phase payout under the contract and equal annual payments of the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Withdrawal Amount do not reduce the Maximum Withdrawal Amount. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charges are not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rata reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Appendix G, Illustration 1 and 2 for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the ING Joint LifePay Plus rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed excess withdrawals in that contract year for purposes of the ING Joint LifePay Plus rider, subject to the following:

1) If the contract owner's Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to the contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count first against and reduce any unused Additional Withdrawal Amount for the previous calendar year followed by any Additional Withdrawal Amount for the current contract year–without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed the Maximum Annual Withdrawal and all available Additional Withdrawal Amounts, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and is recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount carries over into the next calendar year and is available through the end of that year, at which time any remaining amount will expire.

5) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Plus Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Appendix G, Illustrations 3 and 4.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Plus Base on a dollar-for-dollar basis, and during the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal" above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Guaranteed Withdrawal Status, the rider will enter Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal, until the remaining ING Joint LifePay Plus Base is exhausted.

When the rider enters Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will continue until the ING Joint LifePay Plus Base is reduced to zero, at which time the rider will terminate without value.

If when the ING Joint LifePay Plus rider enters Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay Plus rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay Plus rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay Plus rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status:

1) the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay Plus rider;

2) no further premium payments will be accepted; and

3) any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay Plus rider at the time this status begins. If both spouses are active under the ING Joint LifePay Plus rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay Plus rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay Plus rider and the contract will terminate without value.

If when the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the ING Joint LifePay Plus rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Plus Reset.** Once the Lifetime Guaranteed Withdrawal Status begins and the Maximum Annual Withdrawal has been determined, on each quarterly contract anniversary we will increase (or "reset") the ING Joint LifePay Plus Base to the current contract value, if the contract value is higher. The Maximum Annual Withdrawal will also be recalculated, and the remaining portion of the new Maximum Annual Withdrawal will be available for withdrawal immediately. This reset ONLY occurs when the rider is in Lifetime Guaranteed Withdrawal Status, and is automatic.

We reserve the right to change the charge for this rider with a reset. In this event, you will receive prior notice, of not less than 30 days, which explains the change, its impact to you and your options. You may decline this change (and the reset). Please note, however, that by declining a reset, your ING Joint LifePay Plus Base will **not** thereafter be reset quarterly (and the Maximum Annual Withdrawal will also **not** be recalculated); no further resets will be available.

**Investment Option Restrictions.** While the ING Joint LifePay Plus rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Funds. See "Fixed Allocation Funds Automatic Rebalancing," below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when and how we apply these restrictions is discussed further below.

**Accepted Funds**. Currently Accepted Funds are the ING Franklin Templeton Founding Strategy Portfolio, the ING Liquid Assets Portfolio, the ING Solution Income Portfolio, the ING Solution 2015 Portfolio, the ING Solution 2025 Portfolio, the ING Solution 2035 Portfolio, the T. Rowe Price Capital Appreciation Portfolio and the ING WisdomTree^SM Global High-Yielding Equity Index Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. The ING American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio and the ING VP Intermediate Bond Portfolio are designated as the Fixed Allocation Funds. You may allocate contract value to one or more Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to both the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Plus Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis from the Other Funds to the Fixed Allocation Funds and will be the last transaction processed on that date. The ING Joint LifePay Plus Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing." You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Funds even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay Plus rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Funds. You should not purchase the ING Joint LifePay Plus rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay Plus rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay Plus rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay Plus rider cannot be continued by the new spouse. As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay Plus rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (or in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) may cause the termination of the ING Joint LifePay Plus rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the sole owner and annuitant, the ING Joint LifePay Plus rider will remain in effect pursuant to its original terms and ING Joint LifePay Plus coverage and charges will continue. As of the date the contract is continued, the Joint LifePay Plus Base will be reset to the current Contact value, if greater, and the Maximum Annual Withdrawal will recalculated as the Maximum Annual Withdrawal percentage multiplied by the new Joint LifePay Plus Base on the date the contract is continued. However, under no circumstances will this recalculation result in a reduction to the Maximum Annual Withdrawal.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay Plus rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay Plus rider terminates and ING Joint LifePay Plus coverage and charges cease upon the date of death of the last Active Spouse.

**Change of Owner or Annuitant.** Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay Plus rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

**Surrender Charges.** If you elect the ING Joint LifePay Plus rider, the amount of your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount, so long as there is contract value from which to take your withdrawals. However, once your contract value is reduced to zero, any periodic payments under the ING Joint LifePay Plus rider would not subject to surrender charges. Moreover, with no contract value, none of your contract level recurring charges (e.g., the Mortality and Expense Risk Charge) would be deducted. See Appendix G for examples.

**Federal Tax Considerations.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay Plus rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefit."

## WITHDRAWALS

Any time during the accumulation phase and before the death of the contract owner, except under certain qualified contracts, you may withdraw all or part of your money. Keep in mind that if you request a withdrawal for more than 90% of the cash surrender value, **and/or** the remaining cash surrender value after the withdrawal is less than $2,500 (if no premium payments have been made for three years), we reserve the right to treat it as a request to surrender the contract. If any single withdrawal or the sum of withdrawals exceeds the Free Withdrawal Amount, you may incur a surrender charge. There is no surrender charge if, during each contract year, the amount withdrawn is equal to or less than the greater of: 1) 10% or less of your contract value on the date of the withdrawal, less prior withdrawals during that contract year; or 2) your RMD attributable to amounts held under the contract. The Free Withdrawal Amount does not include your RMD for the tax year containing the contract date of this contract. Please see Appendix D–Surrender Charge for Excess Withdrawals Example.

You need to submit to us a written request specifying the Fixed Interest Allocations or subaccounts from which amounts are to be withdrawn, otherwise the withdrawal will be made on a pro-rata basis from all of the subaccounts in which you are invested. If there is not enough contract value in the subaccounts, we will deduct the balance of the withdrawal from your Fixed Interest Allocations starting with the guaranteed interest periods nearest their maturity dates until we have honored your request. We will determine the contract value as of the close of business on the day we receive your withdrawal request at our Customer Service Center. The contract value may be more or less than the premium payments made.

If you have elected the ING LifePay or the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments paid under the ING LifePay rider or the ING Joint LifePay riders are not subject to surrender charges.

If any limitation on allocations to the Restricted Funds has been exceeded, subsequent withdrawals must be taken so that the percentage of contract value in the Restricted Funds following the withdrawal would not be greater than the percentage of contract value in the Restricted Funds prior to the withdrawal. In this event, the subsequent withdrawals must be taken from the Restricted Funds or taken pro-rata from all variable subaccounts.

For administrative purposes, we will transfer your money to a specially designated subaccount (currently, the ING Liquid Assets Portfolio subaccount) prior to processing the withdrawal. This transfer will not affect the withdrawal amount you receive.

We offer the following three withdrawal options. Other than surrender charges, if applicable, there is no additional charge for these features.

**Regular Withdrawals**
After the free look period, you may make regular withdrawals. Each withdrawal must be a minimum of $100.

**Systematic Withdrawals**
You may choose to receive automatic systematic withdrawal payments (1) from the contract value in the subaccounts in which you are invested, or (2) from the interest earned in your Fixed Interest Allocations (not available if you have elected an optional living benefit rider). Systematic withdrawals may be taken monthly, quarterly or annually. If you have contract value allocated to one or more Restricted Funds and you elect to receive systematic withdrawals from the subaccounts in which you are invested, the systematic withdrawals must be taken pro-rata from all subaccounts in which contract value is invested. If you do not have contract value allocated to a Restricted Fund and choose systematic withdrawals on a non pro-rata basis, we will monitor the withdrawals annually. If you subsequently allocate contract value to one or more Restricted Funds, we will require you to take your systematic withdrawals on a pro-rata basis from all subaccounts in which contract value is invested.

You decide when you would like systematic payments to start as long as it starts at least 28 days after your contract date. You also select the date on which the systematic withdrawals will be made, but this date cannot be later than the 28th day of the month. If you have elected to receive systematic withdrawals but have not chosen a date, we will make the withdrawals on the same calendar day of each month as your contract date. If your contract date is after the 28th day of the month, your systematic withdrawal will be made on the 28th day of each month.

Each systematic withdrawal amount must be a minimum of $100. The amount of your systematic withdrawal can either be (1) a fixed dollar amount, or (2) an amount based on a percentage of the contract value. Both forms of systematic withdrawals are subject to the following maximum, which is calculated on each withdrawal date:

| Frequency | Maximum Percentage of Contract Value |
|---|---|
| Monthly | 0.83% |
| Quarterly | 2.50% |
| Annually | 10.00% |

If your systematic withdrawal is a fixed dollar amount and the amount to be withdrawn would exceed the applicable maximum percentage of your contract value on any withdrawal date, we will automatically reduce the amount withdrawn so that it equals such percentage. Thus, your fixed dollar systematic withdrawals will never exceed the maximum percentage. If you want fixed dollar systematic withdrawals to exceed the maximum percentage and are willing to incur associated surrender charges, consider the Fixed Dollar Systematic Withdrawal Feature which you may add to your regular systematic withdrawal program.

If your systematic withdrawal is based on a percentage of contract value and the amount to be withdrawn based on that percentage would be less than $100, we will automatically increase the amount to $100 as long as it does not exceed the maximum percentage. If the systematic withdrawal would exceed the maximum percentage, we will send the amount, and then automatically cancel your systematic withdrawal option.

Systematic withdrawals from Fixed Interest Allocations are limited to interest earnings during the prior month, quarter, or year, depending on the frequency you chose. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. A Fixed Interest Allocation may not participate in both the systematic withdrawal option and the dollar cost averaging program at the same time.

You may change the amount or percentage of your systematic withdrawal once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date. If you submit a subsequent premium payment after you have applied for systematic withdrawals, we will not adjust future withdrawals under the systematic withdrawal program unless you specifically request that we do so.

The systematic withdrawal option may commence in a contract year where a regular withdrawal has been taken but you may not change the amount or percentage of your withdrawals in any contract year during which you have previously taken a regular withdrawal. You may not elect the systematic withdrawal option if you are taking IRA withdrawals.

Subject to availability, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the beneficiary's lifetime ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

**Fixed Dollar Systematic Withdrawal Feature.** You may add the Fixed Dollar Systematic Withdrawal Feature to your regular fixed dollar systematic withdrawal program. This feature allows you to receive a systematic withdrawal in a fixed dollar amount regardless of any surrender charges. Systematic withdrawals from Fixed Interest Allocations under the Fixed Dollar Systematic Withdrawal Feature are available only in connection with Section 72(t) distributions. You choose the amount of the fixed systematic withdrawals, which may total up to an annual maximum of 10% of your contract value as determined on the day we receive your election of this feature. The maximum limit will not be recalculated when you make additional premium payments, unless you instruct us to do so. We will assess a surrender charge on the withdrawal date if the withdrawal exceeds the maximum limit as calculated on the withdrawal date. We will apply the surrender charge directly to your contract value (rather than to the systematic withdrawal) so that the amount of each systematic withdrawal remains fixed.

Flat dollar systematic withdrawals which are intended to satisfy the requirements of Section 72(t) of the Code may exceed the maximum. Such withdrawals are subject to surrender charges when they exceed the applicable maximum percentage.

**IRA Withdrawals**
If you have a traditional IRA contract and will be at least age 70½ during the current calendar year, you may elect to have distributions made to you to satisfy requirements imposed by federal tax law. IRA withdrawals provide payout of amounts required to be distributed by the Internal Revenue Service ("IRS") rules governing mandatory distributions under qualified plans. We will send you a notice before your distributions commence. You may elect to take IRA withdrawals at that time, or at a later date. You may not elect IRA withdrawals and participate in systematic withdrawals at the same time. If you do not elect to take IRA withdrawals, and distributions are required by federal tax law, distributions adequate to satisfy the requirements imposed by federal tax law may be made. Thus, if you are participating in systematic withdrawals, distributions under that option must be adequate to satisfy the mandatory distribution rules imposed by federal tax law.

You may choose to receive IRA withdrawals on a monthly, quarterly or annual basis. Under this option, you may elect payments to start as early as 28 days after the contract date. You select the day of the month when the withdrawals will be made, but it cannot be later than the 28th day of the month. If no date is selected, we will make the withdrawals on the same calendar day of the month as the contract date. If your contract date is after the 28[th] day of the month, your IRA withdrawal will be made on the 28[th] day of the month.

You may request that we calculate for you the amount that is required to be withdrawn from your contract each year based on the information you give us and various choices you make. For information regarding the calculation and choices you have to make, see the SAI. Or, we will accept your written instructions regarding the calculated amount required to be withdrawn from your contract each year.

The minimum dollar amount you can withdraw is $100. When we determine the required IRA withdrawal amount for a taxable year based on the frequency you select, if that amount is less than $100, we will pay $100. At any time where the IRA withdrawal amount is greater than the contract value, we will cancel the contract and send you the amount of the cash surrender value.

You may change the payment frequency of your IRA withdrawals once each contract year or cancel this option at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next scheduled withdrawal date.

**Consult your tax adviser regarding the tax consequences associated with taking withdrawals.** You are responsible for determining that withdrawals comply with applicable law. A withdrawal made before the taxpayer reaches age 59½ may result in a 10% penalty tax. See "Federal Tax Considerations" for more details.

## TRANSFERS AMONG YOUR INVESTMENTS

You may transfer your contract value among the subaccounts in which you are invested and your Fixed Interest Allocations at the end of the free look period until the income phase start date. We currently do not charge you for transfers made during a contract year, but reserve the right to charge $25 for each transfer after the twelfth transfer in a contract year. **We also reserve the right to limit the number of transfers you may make and may otherwise modify or terminate transfer privileges if required by our business judgment or in accordance with applicable law.**

If you have elected one of the optional living benefit riders, you may not invest in the Fixed Interest Division.

If you allocate contract value to an investment option that has been designated as a Restricted Fund, your ability to transfer contract value to the Restricted Fund may be limited. A transfer to the Restricted Funds will not be permitted to the extent that it would increase the contract value in the Restricted Fund to more than the applicable limits following the transfer. We do not limit transfers from Restricted Funds. If the result of multiple reallocations is to lower the percentage of total contract value in the Restricted Fund, the reallocation will be permitted even if the percentage of contract value in the Restricted Fund is greater than the limit.

Transfers will be based on values at the end of the business day in which the transfer request is received at our Customer Service Center.

The minimum amount that you may transfer is $100 or, if less, your entire contract value held in a subaccount or a Fixed Interest Allocation. To make a transfer, you must notify our Customer Service Center and all other administrative requirements must be met. Any transfer request received after 4:00 p.m. eastern time or the close of regular trading of the New York Stock Exchange will be effected on the next business day.

Separate Account NY-B and the Company will not be liable for following instructions communicated by telephone or other approved electronic means that we reasonably believe to be genuine. We may require personal identifying information to process a request for transfer made over the telephone, over the Internet or other approved electronic means. Please be advised that the risk of a fraudulent transaction is increased with telephonic or electronic instructions, even if appropriate identifying information is provided.

**Limits on Frequent or Disruptive Transfers**

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

**Excessive Trading Policy.** We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define "Excessive Trading" as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**Limits Imposed by the Funds.** Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

**Agreements to Share Information with Fund Companies.** As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or contract value to the fund or all funds within the fund family.

**Dollar Cost Averaging**
You may elect to participate in our dollar cost averaging program if you have at least $1,200 of contract value in the (i) ING Liquid Assets Portfolio subaccount, or (ii) a Fixed Interest Allocation with either a 6-month or a 1-year guaranteed interest period. This subaccount or the Fixed Interest Allocations serve as the source accounts from which we will, on a monthly basis, automatically transfer a set dollar amount of money to other subaccounts selected by you. **You may not utilize the Fixed Interest Allocations if you have purchased an optional living benefit rider.** We also may offer DCA Fixed Interest Allocations, which are 6-month and 1-year Fixed Interest Allocations available exclusively for use with the dollar cost averaging program. The DCA Fixed Interest Allocations require a minimum premium payment of $1,200 directed into a DCA Fixed Interest Allocation. Transfers made pursuant to a dollar cost averaging program do not count toward the 12 transfer limit on free transfers.

The dollar cost averaging program is designed to lessen the impact of market fluctuation on your investment. Since we transfer the same dollar amount to other subaccounts each month, more units of a subaccount are purchased if the value of its unit is low and fewer units are purchased if the value of its unit is high. Therefore, a lower than average value per unit may be achieved over the long term. However, we cannot guarantee this. When you elect the dollar cost averaging program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Unless you have a DCA Fixed Interest Allocation, you elect the dollar amount you want transferred under this program. Each monthly transfer must be at least $100. If your source account is the ING Liquid Assets Portfolio subaccount or a 1-year Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 12. If your source account is a 6-month Fixed Interest Allocation, the maximum amount that can be transferred each month is your contract value in such source account divided by 6. You may change the transfer amount once each contract year. If you have a DCA Fixed Interest Allocation, there is no minimum or maximum transfer amount; we will transfer all your money allocated to that source account into the subaccount(s) in equal payments over the selected 6-month or 1-year period. The last payment will include earnings accrued over the course of the selected period. If you make an additional premium payment into a Fixed Interest Allocation subject to dollar cost averaging, the amount of your transfers under the dollar cost averaging program remains the same, unless you instruct us to increase the transfer amount. If you terminate the dollar cost averaging program for a DCA Fixed Interest Allocation and there is money remaining in the DCA Fixed Interest Allocation, we will transfer the remaining money to the ING Liquid Assets Portfolio subaccount.

If you do not specify the subaccounts to which the dollar amount of the source account is to be transferred, we will transfer the money to the subaccounts in which you are invested on a proportional basis. The transfer date is the same day each month as your contract date. If, on any transfer date, your contract value in a source account is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred and the program will end. You may terminate the dollar cost averaging program at any time by sending satisfactory notice to our Customer Service Center at least 7 days before the next transfer date. A Fixed Interest Allocation or DCA Fixed Interest Allocation may not participate in the dollar cost averaging program and in systematic withdrawals at the same time.

You are permitted to transfer contract value to a Restricted Fund, subject to the limitations described above in this section and in "Appendix B–The Funds." Compliance with the individual and aggregate Restricted Fund limits will be reviewed when the dollar cost averaging program is established. Transfers under the dollar cost averaging program must be within those limits. We will not review your dollar cost averaging election again for compliance with the individual and aggregate limits for investment in the Restricted Funds except in the case of the transactions described below.

- Amount added to source account: If you add amounts to the source account which would increase the amount to be transferred under the dollar cost averaging program, we will review the amounts to be transferred to ensure that the individual and aggregate limits are not being exceeded. If such limits would be exceeded, we will require that the dollar cost averaging transfer amounts be changed to ensure that the transfers are within the limits based on the then current allocation of contract value to the Restricted Fund(s) and the then current value of the amount designated to be transferred to that Restricted Fund(s).

- Additional premium paid: Up to the individual Restricted Fund percentage limit may be allocated to a Restricted Fund. If more than the individual limit has been requested to be allocated to a Restricted Fund, we will look at the aggregate limit, subtract the current allocation to Restricted Funds, and subtract the current value of amounts to be transferred under the dollar cost averaging program to Restricted Funds. The excess, if any, is the maximum that may be allocated pro-rata to Restricted Funds.

- Reallocation request is made while the dollar cost averaging program is active: If the reallocation would increase the amount allocated to Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to Restricted Funds and less the current value of any remaining amounts to be transferred under the dollar cost averaging program to the Restricted Funds.

We may in the future offer additional subaccounts or withdraw any subaccount or Fixed Interest Allocation to or from the dollar cost averaging program, stop offering DCA Fixed Interest Allocations or otherwise modify, suspend or terminate this program. Of course, such changes will not affect any dollar cost averaging programs in operation at the time.

**Automatic Rebalancing**
If you have at least $10,000 of contract value invested in the subaccounts of Separate Account NY-B, you may elect to have your investments in the subaccounts automatically rebalanced. Transfers made pursuant to automatic rebalancing do not count toward the 12 transfer limit on free transfers. Automatic rebalancing is not available if you participate in dollar cost averaging. Automatic rebalancing will not take place during the free look period. For information about using automatic rebalancing with an optional living benefit rider, see the "Fixed Allocation Funds Automatic Rebalancing" subsection under the discussion of each individual rider.

You are permitted to reallocate between Restricted and non-Restricted Funds, subject to the limitations described above in this section and in "Appendix B–The Funds." If the reallocation would increase the amount allocated to the Restricted Funds, the maximum that may be so allocated is the individual Restricted Fund percentage limit, less the current allocation to all Restricted Funds. Currently, reallocations occur on calendar quarter dates.

We will transfer funds under your contract on a quarterly, semi-annual, or annual calendar basis among the subaccounts to maintain the investment blend of your selected subaccounts. The minimum size of any allocation must be in full percentage points. The program may be used in conjunction with the systematic withdrawal option only if withdrawals are taken pro-rata.

To participate in automatic rebalancing, send satisfactory notice to our Customer Service Center. We will begin the program on the last business day of the period in which we receive the notice. You may cancel the program at any time. The program will automatically terminate if you choose to reallocate your contract value among the subaccounts or if you make an additional premium payment or partial withdrawal on other than a pro-rata basis. Additional premium payments and partial withdrawals effected on a pro-rata basis will not cause the automatic rebalancing program to terminate.

## DEATH BENEFIT CHOICES

**Death Benefit during the Accumulation Phase**
During the accumulation phase, a death benefit is payable when either the contract owner or annuitant (where the contract owner is not an individual) dies. Assuming, you are the contract owner, your beneficiary will receive a death benefit unless the beneficiary is your surviving spouse and elects to continue the contract. If there are joint owners and any owner dies, we will pay the surviving owner(s) the death benefit. Upon receipt of due proof of the owner's death in writing (i.e. a certified copy of the death certificate), we will calculate the guaranteed death benefit based on the Benefit Option Package elected and in effect on the date of death. If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value, also as of that date, is greater than zero, we will add such difference to the contract value. Such addition will be allocated to the funds then available in the same proportion as the contract value in each available fund bears to the contract value in all such funds. If there is no contract value in any fund then available, the addition will be allocated to the ING Liquid Assets Portfolio, or its successor. Such addition will fulfill our obligations under the Benefit Option Package, and all amounts will remain invested in the contract until we receive a request for payment of the death benefit in good order.

We will pay the amount of the death benefit upon receipt at our Customer Service Center of due proof of the owner's death and any other information required by us to pay the death benefit or otherwise administer the claim, including election of the manner in which the death benefit is to be paid.

If we do not receive a request to apply the death benefit proceeds to an annuity option, we will make a single sum distribution. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 calendar days after our Customer Service Center has received sufficient information to make the payment. For information on required distributions under federal income tax laws, you should see "Required Distributions upon Death."

You may select one of the option packages described below which will determine the death benefit payable, provided you and the annuitant are not more than 80 years old at the time of purchase. A change in ownership of the contract may affect the amount of the death benefit payable.

The death benefit may be subject to certain mandatory distribution rules required by federal tax law.

The death benefit depends upon the option package in effect on the date the contract owner dies.

The differences are summarized as follows:

|  | Option Package I | Option Package II |
|---|---|---|
| **Death Benefit on Death of the Owner:** | The greater of:<br>(1) the Standard Death Benefit; and<br>(2) the contract value. | The greatest of:<br>(1) the Standard Death Benefit; and<br>(2) the contract value; and<br>(3) the Annual Ratchet death benefit. |

The **Standard Death Benefit** equals total premium payments, reduced pro-rata for withdrawals.

The **Annual Ratchet Enhanced Death Benefit** equals the maximum contract value on each contract anniversary occurring on or prior to attainment of age 90, adjusted for new premiums and reduced pro-rata for withdrawals. On the contract date, the Annual Ratchet Enhanced Death Benefit equals the initial premium.

A pro-rata withdrawal adjustment to the guaranteed death benefit amount under Option Package I or II is equal to (a) divided by (b) with the result multiplied by (c): where (a) is the contract value of the withdrawal; (b) is the contract value immediately prior to the withdrawal; and (c) is the amount of the applicable death benefit immediately prior to the withdrawal. The reduction in the guaranteed death benefit may be greater than the amount withdrawn.

**Transfers Between Option Packages.** You may transfer from one option package to the other on each contract anniversary. A written request for such transfer must be received at our Customer Service Center within 60 days prior to the contract anniversary. No transfers between option packages are permitted 1) after you attain age 80; or 2) if the contract is owned by joint owners.

If you transfer from Option I to Option II, the Annual Ratchet Death Benefit will equal the contract value on the effective date of the transfer. A change of owner may cause an option package transfer on other than a contract anniversary.

**Death Benefit During the Income Phase**
If any contract owner or the annuitant dies after the income phase start date, we will pay the beneficiary any certain benefit remaining under the annuity in effect at the time.

**Continuation After Death – Spouse**
If at the contract owner's death, the surviving spouse of the deceased contract owner is the beneficiary and such surviving spouse elects to continue the contract as his or her own the following will apply:

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value on that date, is greater than zero, we will add such difference to the contract value. We will allocate such amounts to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor. Such addition to the contract value will not affect the guaranteed death benefit. If the guaranteed death benefit is less than or equal to the contract value, the contract value will not change.

The death benefits under each of the available options will continue based on the surviving spouse's age on the date that ownership changes. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. Any premiums paid later will be subject to any applicable surrender charge.

Any addition to contract value, as described above, is available only to the spouse of the owner as of the date of death of the owner if such spouse under the provisions of the contract elects to continue the contract as his or her own.

**Continuation After Death - Non Spouse**
If the beneficiary is not the spouse of the owner, the contract may continue in force subject to the required distribution rules of the Tax Code.

If the guaranteed death benefit as of the date we receive due proof of death, minus the contract value also on that date, is greater than zero, we will add such difference to the contract value. We will allocate such addition to the variable subaccounts in proportion to the contract value in the subaccounts, unless you direct otherwise. If there is no contract value in any subaccount, the addition will be allocated to the ING Liquid Assets Portfolio subaccount, or its successor.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

**Required Distributions Upon Contract Owner's Death**

We will not allow any payment of benefits provided under a nonqualified contract which do not satisfy the requirements of Section 72(s) of the Tax Code.

If any contract owner of a nonqualified contract dies before the income phase payment start date, the death benefit payable to the beneficiary (calculated as described under "Death Benefit Choices" in this prospectus) will be distributed as follows: (a) the death benefit must be completely distributed within 5 years of the contract owner's date of death; or (b) the beneficiary may elect, within the 1-year period after the contract owner's date of death, to receive the death benefit in the form of an annuity from us, provided that (i) such annuity is distributed in substantially equal installments over the life of such beneficiary or over a period not extending beyond the life expectancy of such beneficiary; and (ii) such distributions begin not later than 1 year after the contract owner's date of death.

Notwithstanding (a) and (b) above, if the sole contract owner's beneficiary is the deceased owner's surviving spouse, then such spouse may elect to continue the contract under the same terms as before the contract owner's death. Upon receipt of such election from the spouse at our Customer Service Center: (1) all rights of the spouse as contract owner's beneficiary under the contract in effect prior to such election will cease; (2) the spouse will become the owner of the contract and will also be treated as the contingent annuitant, if none has been named and only if the deceased owner was the annuitant; and (3) all rights and privileges granted by the contract or allowed by the Company will belong to the spouse as contract owner of the contract. This election will be deemed to have been made by the spouse if such spouse makes a premium payment to the contract or fails to make a timely election as described in this paragraph. If the owner's beneficiary is a non-spouse, the distribution provisions described in subparagraphs (a) and (b) above, will apply even if the annuitant and/or contingent annuitant are alive at the time of the contract owner's death.

Subject to availability, and our then current rules, a spousal or non-spousal beneficiary may elect to receive death benefits as payments over the life expectancy of the beneficiary ("stretch"). "Stretch" payments will be subject to the same limitations as systematic withdrawals, and nonqualified "stretch" payments will be reported on the same basis as other systematic withdrawals.

If we do not receive an election from a non-spouse owner's beneficiary within the 1-year period after the contract owner's date of death, then we will pay the death benefit to the owner's beneficiary in a cash payment within five years from date of death. We will determine the death benefit as of the date we receive proof of death. We will make payment of the proceeds on or before the end of the 5-year period starting on the owner's date of death. Such cash payment will be in full settlement of all our liability under the contract.

The death benefit will then terminate. At subsequent surrender, any surrender charge applicable to premiums paid prior to the date we receive due proof of death of the contract owner will be waived. No additional premium payments may be made.

If a contract owner dies after the income phase payment start date, we will continue to distribute any benefit payable at least as rapidly as under the annuity option then in effect. All of the contract owner's rights granted under the contract or allowed by us will pass to the contract owner's beneficiary.

If a contract has joint owners we will consider the date of death of the first joint owner as the death of the contract owner and the surviving joint owner will become the beneficiary of the contract. If any contract owner is not an individual, the death of an annuitant shall be treated as the death of the owner.

**Effect of ING LifePay Rider on Death Benefit.** Please see "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Death of Owner or Annuitant" and "ING LifePay Plus Minimum Guaranteed Withdrawal Benefit Rider–Effect of ING LifePay Plus Rider on Death Benefit" for information about the effect of the ING LifePay Plus or ING Joint LifePay Plus rider on the death benefit under your contract and a description of the impact of the owner's or annuitant's death on the ING LifePay Plus or ING Joint LifePay Plus rider.

## THE INCOME PHASE

During the income phase, you stop contributing dollars to your contract and start receiving payments from your accumulated contract value. Living benefit riders automatically terminate when you elect to receive income phase payments under the income phase of your contract.

**Initiating Payments.** At least 30 days prior to the date you want to start receiving payments, you must notify us in writing of all of the following:

- Payment start date;
- Income phase payment option (see the income phase payment options table in this section);
- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed, and, if available at the time an income phase payment option is selected, variable or a combination of both fixed and variable payments; and
- Selection of an assumed net investment rate (only if variable payments are elected).

Your contract will continue in the accumulation phase until you properly start income phase payments. Once an income phase payment option is selected, it may not be changed. Our current annuity options provide only for fixed payments.

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payments include: your age; gender; contract value; the income phase payment option selected; the number of guaranteed payments (if any) selected; whether you select fixed, variable or a combination of both fixed and variable payments; and, for variable payments, the assumed net investment rate selected. Variable payments are not currently available.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate. Variable payments are not currently available.

**Assumed Net Investment Rate.** If you select variable income phase payments, an assumed net investment rate of 3.5% will be applied. Payments will increase only if the investment performance of the subaccounts you selected is greater than 3.5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 3.5%, after deduction of fees.

**Minimum Payment Amounts.** The income phase payment option you select must result in:

- A first income phase payment of at least $50; and
- Total yearly income phase payments of at least $250.

If your contract value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

**Restrictions on Start Dates and the Duration of Payments.** Income phase payments may not begin during the first contract year, or, unless we consent, later than the later of:

- The first day of the month following the annuitant's 90th birthday; or
- The tenth anniversary of the last premium payment made to your contract.

Income phase payments will not begin until you have selected an income phase payment option. Surrender charges may apply if income phase payments begin within the first five contract years. Failure to select an income phase payment option by the later of the annuitant's 90<sup>th</sup> birthday or the tenth anniversary of your last premium payment may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering delaying the selection of an income phase payment option before the later of these dates.

Income phase payments may not extend beyond:

    a) The life of the annuitant;
    b) The joint lives of the annuitant and beneficiary;
    c) A guaranteed period greater than the annuitant's life expectancy; or
    d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start, the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "**Federal Tax Considerations**" for further discussion of rules relating to income phase payments.

**Charges Deducted**

- If variable income phase payments are selected, we make a daily deduction for mortality and expense risks from amounts held in the subaccounts. If you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. The amount of this charge, on an annual basis, is equal to 1.50% of amounts invested in the subaccounts. See "Fees and Expenses."
- There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.15% during the income phase. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase. See "Fees and Expenses."

**Death Benefit during the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If we do not receive a request to apply the death benefit proceeds to an income phase option, we will make a single sum distribution. Unless the beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest paid on this account may be less than interest paid on other settlement options. We will generally distribute death benefit proceeds within 7 days after our Customer Service Center has received sufficient information to make the payment.

If continuing income phase payments are elected, the beneficiary may not elect to receive a lump-sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

**Beneficiary Rights.** A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract owner. If so, such rights or options will not be available to the beneficiary.

**Partial Entry into the Income Phase.** You may elect an income phase payment option for a portion of your contract value, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

**Taxation.** To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Federal Tax Considerations."

**Relationship Between the Optional Riders and the Income Phase.** If you elect to purchase one of the optional living benefit riders available under the contract, the rider may have an impact on your ability to begin income phase payments or may impact the amount of such payments. If you elect to purchase the MGIB rider and reach your income phase commencement date (i.e. the date income phase payments are scheduled to begin under the contract), you will need to elect whether to receive income phase payments pursuant to the income phase payments available under the contract (see "Payment Options," below), or whether to receive payments pursuant to the guaranteed payments under the MGIB rider.

If you elect to purchase the ING LifePay or ING Joint LifePay riders, your ability to enter the income phase is not affected. However, withdrawals taken under these riders (like any withdrawals), will impact your contract value, and therefore will impact the amount you may have available for income phase payments. To the extent your contract value is depleted to zero, you will have no ability to receive income phase payments, other than payments you may be eligible to receive under the Lifetime Automatic Periodic Benefit Status. See "ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider" and "ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider."

**Payment Options**
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

**Terms to understand:**

**Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit, if any, under the income phase payment option selected.

| Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. <br> **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. <br> **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. |
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. <br> **Continuing Payments:** When you select this option you choose for: <br> a) 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or <br> b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. <br> **Death Benefit-None:** All payments end upon the death of both annuitants. |
| Life Income-Two Lives Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. <br> **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. <br> **Death Benefit-Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. |
| Life Income- Cash Refund Option (limited availability-fixed payments only) | **Length of Payments:** For as long as the annuitant lives. <br> **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid. |
| Life Income-Two Lives-Cash Refund Option (limited availability-fixed payments only) | **Length of Payments:** For as long as either annuitant lives. <br> **Continuing Payments:** 100% of the payment to continue after the first death. <br> **Death Benefit-Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any applicable premium tax) and less the total amount of income payments paid. |
| **Nonlifetime Income Phase Payment Option** | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). <br> **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. |
| **Lump-Sum Payment:** If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump-sum. Any such lump-sum payments will be treated as a withdrawal during the accumulation phase and we will charge any applicable surrender charge. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at our Customer Service Center. | |
| *Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95. | |

## OTHER CONTRACT PROVISIONS

**Reports to Contract Owners**
We will send you a quarterly report within 31 days after the end of each calendar quarter. The report will show the contract value, cash surrender value, and the death benefit as of the end of the calendar quarter. The report will also show the allocation of your contract value and reflects the amounts deducted from or added to the contract value since the last report. You have 30 days to notify our Customer Service Center of any errors or discrepancies contained in the report or in any confirmation notices. We will also send you copies of any shareholder reports of the investment portfolios in which Separate Account NY-B invests, as well as any other reports, notices or documents we are required by law to furnish to you.

**Suspension of Payments**
The Company reserves the right to suspend or postpone the date of any payment beyond the permitted 7 days, or the determination of values, on any business day: (1) when the New York Stock Exchange is closed; (2) when trading on the New York Stock Exchange is restricted; (3) when an emergency exists as determined by the SEC so that the sale of securities held in Separate Account NY-B may not reasonably occur or so that the Company may not reasonably determine the value of Separate Account NY-B's net assets; or (4) during any other period when the SEC so permits for the protection of security holders. We have the right to delay payment of amounts from a Fixed Interest Allocation for up to 6 months.

**In Case of Errors in Your Application**
If an age or gender given in the application or enrollment form is misstated, the amounts payable or benefits provided by the contract shall be those that the premium payment would have bought at the correct age or sex.

**Contract Changes - Applicable Tax Law**
We have the right to make changes in the contract or its riders to continue to qualify the contract as an annuity under applicable federal tax law. You will be given advance notice of such changes.

**Free Look**
You may cancel your contract within your 10-day free look period. We deem the free look period to expire 15 days after we mail the contract to you. To cancel, you need to send your Contract to our Customer Service Center or to the agent from whom you purchased it. We will refund the contract value. For purposes of the refund during the free look period, we include a refund of any charges deducted from your contract value. Because of the market risks associated with investing in the funds, the contract value returned may be greater or less than the premium payment you paid. In the case of IRAs cancelled within 7 days of receipt of the contract, we are required to return to you the amount of the paid premium (rather than the contract value) in which case you will not be subject to investment risk during the free look period. In these circumstances, your premiums designated for investment in the subaccounts may be allocated during the free look period to a subaccount specially designated by the Company for this purpose (currently, the ING Liquid Assets Portfolio subaccount). We may, in our discretion, require that premiums designated for investment in the subaccounts from all other states as well as premiums designated for a Fixed Interest Allocation be allocated to the specially designated subaccount during the free look period. Your free look rights depend on the laws of the state in which you purchase your contract. Your contract is void as of the day we receive your contract and cancellation request. We determine your contract value at the close of business on the day we receive your written request.  If you keep your contract after the free look period and the investment is allocated to a subaccount specially designated by the Company, we will put your money in the subaccount(s) chosen by you, based on the accumulation unit value next computed for each subaccount, and/or in the Fixed Interest Allocation chosen by you.

**Special Arrangements**
We may reduce or waive any contract, rider, or benefit fees or charges for certain group or sponsored arrangements, under special programs, and for certain employees, agents, and related persons of our parent corporation and its affiliates.  We reduce or waive these items based on expected economies, and the variations are based on differences in costs or services.

## CONTRACT DISTRIBUTION

**Selling the Contract**

Our affiliate, Directed Services LLC, 1475 Dunwoody Drive, West Chester, PA 19380 is the principal underwriter and distributor of the contract as well as for other ReliaStar of NY contracts. Directed Services LLC, a Delaware limited liability company, is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA").

Directed Services LLC does not retain any commissions or compensation paid to it by ReliaStar of NY for contract sales. Directed Services LLC enters into selling agreements with affiliated and unaffiliated broker-dealers to sell the contracts through their registered representatives who are licensed to sell securities and variable insurance products ("selling firms"). Selling firms are also registered with the SEC and are FINRA member firms.

The following is a list of broker/dealers that are affiliated with the Company:

| | |
|---|---|
| • Bancnorth Investment Group, Inc. | • ING Financial Partners, Inc. |
| • Directed Services LLC | • ING Funds Distributor, LLC |
| • Financial Network Investment Corporation | • ING Investment Management Services LLC |
| • Guaranty Brokerage Services, Inc. | • ING Private Wealth Management LLC |
| • ING America Equities, Inc. | • Multi-Financial Securities Corporation |
| • ING DIRECT Securities, Inc. | • PrimeVest Financial Services, Inc. |
| • ING Financial Advisers, LLC | • ShareBuilder Securities Corporation |
| • ING Financial Markets LLC | • Systematized Benefits Administrators, Inc. |

Directed Services LLC pays selling firms compensation for the promotion and sale of the contracts. Registered representatives of the selling firms who solicit sales of the contracts typically receive a portion of the compensation paid by Directed Services LLC to the selling firm in the form of commissions or other compensation, depending on the agreement between the selling firm and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to selling firms through fees and charges imposed under the contracts.

Directed Services LLC pays selling firms for contract sales according to one or more schedules. This compensation is generally based on a percentage of premium payments. Selling firms may receive commissions of up to 7.0% of premium payments. In addition, selling firms may receive ongoing annual compensation of up to 0.55% of all, or a portion, of values of contracts sold through the firm. Individual representatives may receive all or a portion of compensation paid to their selling firm, depending on the firm's practices. Commissions and annual compensation, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, Directed Services LLC may pay or allow other promotional incentives or payments in the form of cash or other compensation to selling firms. These other promotional incentives or payments may not be offered to all distributors, and may be limited to ING Financial Advisers, LLC and other distributors affiliated with the Company.

Directed Services LLC has special compensation arrangements with certain selling firms based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum 7.0% commission rate noted above. These special compensation arrangements will not be offered to all selling firms, and the terms of such arrangements may differ among selling firms based on various factors. These special compensation arrangements may also be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company. Any such compensation payable to a selling firm will not result in any additional direct charge to you by us.

In addition to the direct cash compensation for sales of contracts described above, Directed Services LLC may also pay selling firms additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;
- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the Contract.

The following is a list of the top 25 selling firms that, during 2007, received the most compensation, in the aggregate, from us in connection with the sale of registered annuity contracts issued by us, ranked by total dollars received:

| | | | |
|---|---|---|---|
| 1. | LPL Financial Corporation | 14. | Wells Fargo Investments, LLC |
| 2. | ING Financial Partners, Inc. | 15. | Raymond James Financial Services, Inc. |
| 3. | Citigroup Global Markets, Inc. | 16. | ING Financial Advisers, LLC |
| 4. | ING Financial Partners, Inc. - CAREER | 17. | Chase Investment Services Corporation |
| 5. | Morgan Stanley & Co. Incorporated | 18. | Woodbury Financial Services Inc. |
| 6. | PrimeVest Financial Services, Inc. | 19. | Morgan Keegan and Company Inc. |
| 7. | Merrill Lynch, Pierce, Fenner & Smith, Inc. | 20. | Royal Alliance Associates, Inc. |
| 8. | UBS Financial Services, Inc. | 21. | Securities America, Inc. |
| 9. | A. G. Edwards & Sons, Inc. | 22. | National Planning Corporation |
| 10. | Financial Network Investment Corporation | 23. | Banc of America Investment Services Inc. |
| 11. | Wachovia Securities, LLC | 24. | Centaurus Financial Inc. |
| 12. | Multi-Financial Securities Corporation | 25. | MML Investors Services, Inc. |
| 13. | Wachovia Securities, LLC – Bank | | |

Directed Services LLC may also compensate wholesalers/distributors, and their sales management personnel, for contract sales within the wholesale/distribution channel. This compensation may be based on a percentage of premium payments and/or a percentage of contract values. Directed Services LLC may, at its discretion, pay additional cash compensation to wholesalers/distributors for sales by certain broker-dealers or "focus firms."

We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered in this prospectus.

This is a general discussion of the types and levels of compensation paid by us for sales of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a selling firm or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

## OTHER INFORMATION

**Voting Rights**
We will vote the shares of a fund owned by Separate Account NY-B according to your instructions. However, if the 1940 Act or any related regulations should change, or if interpretations of it or related regulations should change, and we decide that we are permitted to vote the shares of a fund in our own right, we may decide to do so.

We determine the number of shares that you have in a subaccount by dividing the contract's contract value in that subaccount by the net asset value of one share of the fund in which a subaccount invests. We count fractional votes. We will determine the number of shares you can instruct us to vote 180 days or less before a fund shareholder meeting. We will ask you for voting instructions by mail at least 10 days before the meeting. If we do not receive your instructions in time, we will vote the shares in the same proportion as the instructions received from all contracts in that subaccount. We will also vote shares we hold in Separate Account NY-B which are not attributable to contract owners in the same proportion. The effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

**State Regulation**
We are regulated by the Insurance Department of the State of New York. We are also subject to the insurance laws and regulations of all jurisdictions where we do business. The variable contract offered by this prospectus has been approved where required by those jurisdictions. We are required to submit annual statements of our operations, including financial statements, to the Insurance Departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

**Legal Proceedings**
We are not aware of any pending legal proceedings which involve Separate Account NY-B as a party.

ReliaStar of NY is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Directed Services LLC the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Directed Services LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

## FEDERAL TAX CONSIDERATIONS

### *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, foreign taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or any transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements.

For more comprehensive information, contact the Internal Revenue Service (IRS).

**Types of Contracts: Nonqualified or Qualified**

The contracts may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code sections 403(b), 408 or 408A.

## *Taxation of Nonqualified Contracts*

**Taxation of Gains Prior to Distribution**

Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contract will qualify as annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the requirements listed below must be satisfied:

**Investor Control.** Although earnings under nonqualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which contract owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

**Non-Natural Holders of a Nonqualified Contract.** If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the excess of the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year in the account value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

**Delayed Income Phase Starting Date.** If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

**Diversification.** Tax Code section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

**Taxation of Distributions**

    **General.** When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

    **10% Penalty.** A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

- You have attained age 59½;
- You have become disabled as defined in the Tax Code;
- You (or the annuitant if the contract owner is a non-natural person) have died;
- The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax adviser regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a nonqualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax adviser prior to proceeding with the transaction.

**Taxation of Income Phase Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

**Death Benefits.** Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving income phase payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

**Assignment and Other Transfers.** A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.** Under section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year from the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.** Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

## *Taxation of Qualified Contracts*

**General**
The contracts are primarily designed for use with Tax Code section 403(b) plans and as IRAs under Tax Code section 408 and 408A (We refer to all of these as "qualified plans.") The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**
Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan, including 403(b) plans and IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Section 403(b) Tax-Deferred Annuities.** The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In July 2007, the Treasury Department issued final regulations that are generally effective January 1, 2009. These final regulations may be relied upon prior to that date as long as reliance is on a reasonable and consistent basis. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The final regulations include: (a) a written plan requirement; (b) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (c) the replacement of IRS Revenue Ruling 90-24 with new exchange rules effective September 25, 2007 and requiring information sharing between the 403(b) plan sponsor and/or its delegates and the product provider as well as new plan-to-plan transfer rules (under these new exchange and transfer rules, the 403(b) plan sponsor can elect not to permit exchanges or transfers); and (d) new distribution rules for 403(b)(1) annuities that would impose withdrawal restrictions on non-salary reduction contribution amounts in addition to salary reduction contribution amounts, as well as other changes.

### Contributions
In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

### Distributions - General
Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**403(b) Plans.** All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions, including one or more of the following, have occurred.

a. You have attained age 59½;
b. You have become disabled, as defined in the Tax Code;
c. You have died and the distribution is to your beneficiary;
d. The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
e. You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
f. The distribution is made due to an IRS levy upon your plan;
g. The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
h. The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship or under other exceptions as provided for by the Tax Code or regulations. Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009, and for any contracts or participant accounts established on or after that date, the new 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception occurs. In general, except for the exception for separation from service, the exceptions for 403(b) plans listed above also apply to distributions from an IRA including the qualified reservist distribution. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (403(b) and IRA). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (403(b) and IRA only).** To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

**Start Date and Time Period.** Generally, you must begin receiving distributions from a traditional IRA by April 1 of the calendar year following the calendar year in which you attain age 70½.

We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (Section 403(b) Plans, IRAs, and Roth IRAs Only).** Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed to the designated beneficiary by December 31, 2013. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

**No Designated Beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**403(b) Plans.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

**Assignment and Other Transfers**

**Section 403(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

**IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

## *Tax Consequences of Living Benefits and Death Benefits*

**Living Benefits.** Except as otherwise noted below, when a withdrawal from a nonqualified contract occurs under a minimum guaranteed withdrawal benefit rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any deferred sales charge) immediately before the distribution over the contract owner's investment in the contract at that time.

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under a MGWB rider (including the ING LifePay/ING Joint LifePay riders or the ING LifePay Plus/ING Joint LifePay Plus riders), or the MGIB rider, could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than income phase payments. Please consult your tax adviser before electing a partial annuitization.

**Enhanced Death Benefits.** The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract owners, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

## *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). The Pension Protection Act of 2006 made permanent pension and IRA provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

## *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

## STATEMENT OF ADDITIONAL INFORMATION

---

*Please tear off, complete and return the form below to order a Statement of Additional Information for the contracts offered under the prospectus, free of charge. Address the form to our Customer Service Center; the address is shown on the prospectus cover.*

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

**PLEASE SEND ME:**

❑ **A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NY-B**

Please Print or Type:

_____
**Name**

_____
**Social Security Number**

_____
**Street Address**

_____
**City, State, Zip**

4/2008

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

# APPENDIX A
# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2007, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account NY-B available under the Contract for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2007 the "Value at beginning of period" shown is the value at first date of investment.**

## Table I
### Separate Account Annual Charges of 1.00%

|  | **2007** |
| --- | --- |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | |
| (Funds were first received in this option during October 2007) | |
| Value at beginning of period | $11.63 |
| Value at end of period | $11.26 |
| Number of accumulation units outstanding at end of period | 9,949 |
| **ING AMERICAN FUNDS GROWTH PORTFOLIO** | |
| (Funds were first received in this option during October 2007) | |
| Value at beginning of period | $11.25 |
| Value at end of period | $10.64 |
| Number of accumulation units outstanding at end of period | 5,918 |
| **ING LIQUID ASSETS PORTFOLIO** | |
| (Funds were first received in this option during October 2007) | |
| Value at beginning of period | $10.08 |
| Value at end of period | $10.14 |
| Number of accumulation units outstanding at end of period | 6,608 |
| **ING MFS TOTAL RETURN PORTFOLIO** | |
| (Funds were first received in this option during October 2007) | |
| Value at beginning of period | $10.55 |
| Value at end of period | $10.25 |
| Number of accumulation units outstanding at end of period | 6,311 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | |
| (Funds were first received in this option during December 2007) | |
| Value at beginning of period | $10.55 |
| Value at end of period | $10.55 |
| Number of accumulation units outstanding at end of period | 8,882 |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | |
| (Funds were first received in this option during December 2007) | |
| Value at beginning of period | $10.25 |
| Value at end of period | $10.13 |
| Number of accumulation units outstanding at end of period | 4,578 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | |
| (Funds were first received in this option during December 2007) | |
| Value at beginning of period | $11.03 |
| Value at end of period | $10.81 |
| Number of accumulation units outstanding at end of period | 8,481 |

# Condensed Financial Information (continued)


**2007**


**ING VP INTERMEDIATE BOND PORTFOLIO**
(Funds were first received in this option during December 2007)

| | |
|---|---|
| Value at beginning of period | $10.31 |
| Value at end of period | $10.24 |
| Number of accumulation units outstanding at end of period | 9,168 |

**OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA**
(Funds were first received in this option during December 2007)

| | |
|---|---|
| Value at beginning of period | $9.88 |
| Value at end of period | $9.96 |
| Number of accumulation units outstanding at end of period | 4,738 |

**PIONEER EQUITY INCOME VCT PORTFOLIO**
(Funds were first received in this option during December 2007)

| | |
|---|---|
| Value at beginning of period | $10.01 |
| Value at end of period | $9.97 |
| Number of accumulation units outstanding at end of period | 4,694 |

# Condensed Financial Information (continued)

## Table II
## Separate Account Annual Charges of 1.20%

|  | 2007 |
|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | |
| (Funds were first received in this option during November 2007) | |
| Value at beginning of period | $10.83 |
| Value at end of period | $11.26 |
| Number of accumulation units outstanding at end of period | 1,534 |
| **ING AMERICAN FUNDS GROWTH-INCOME PORTFOLIO** | |
| (Funds were first received in this option during November 2007) | |
| Value at beginning of period | $9.95 |
| Value at end of period | $10.17 |
| Number of accumulation units outstanding at end of period | 836 |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | |
| (Funds were first received in this option during November 2007) | |
| Value at beginning of period | $10.12 |
| Value at end of period | $10.40 |
| Number of accumulation units outstanding at end of period | 411 |
| **ING OPPENHEIMER GLOBAL PORTFOLIO** | |
| (Funds were first received in this option during November 2007) | |
| Value at beginning of period | $10.43 |
| Value at end of period | $10.54 |
| Number of accumulation units outstanding at end of period | 398 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | |
| (Funds were first received in this option during November 2007) | |
| Value at beginning of period | $10.27 |
| Value at end of period | $10.24 |
| Number of accumulation units outstanding at end of period | 809 |

## THE FUNDS

List of Fund Name Changes

| Current Fund Name | Former Fund Name |
|---|---|
| ING BlackRock Science and Technology Portfolio | ING VP Global Science and Technology Portfolio |
| ING Opportunistic Large Cap Growth Portfolio | ING VP Growth Portfolio |
| ING Opportunistic Large Cap Value Portfolio | ING VP Value Opportunity Portfolio |

**During the accumulation phase, you may allocate your premium payments and contract value to any of the funds available under this contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any fund, and you may lose your principal.**

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge by contacting our Customer Service Center at the address and telephone number listed on the first page of this contract prospectus, by accessing the SEC's website or by contacting the SEC Public Reference Branch.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

**For the share class of each fund offered through your contract, please see the cover page.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>Subadviser: FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |
| **Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund** | Franklin Advisory Services, LLC | Seeks long-term total return. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING American Century Large Company Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Investors Trust – ING American Funds Bond Portfolio** | ING Investments, LLC<br><br>**Investment Adviser to the Master Fund:** Capital Research Management Company ("CRMC") | Seeks to maximize your level of current income and preserve your capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING American Funds Growth Portfolio** | ING Investments, LLC<br><br>**Investment Adviser to Master Funds:** Capital Research Management Company | Seeks to make your investment grow. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth Fund, a series of American Funds Insurance Series®, a registered open-end investment company. |
| **ING Investors Trust – ING American Funds Growth-Income Portfolio** | ING Investments, LLC<br><br>**Investment Adviser to Master Funds:** Capital Research Management Company | Seeks to make your investment grow and provide you with income over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the Growth-Income Fund, a series of American Funds Insurance Series®, a registered open-end investment company. |
| **ING Investors Trust - ING American Funds International Portfolio** | ING Investments, LLC<br><br>**Investment Adviser to Master Funds:** Capital Research Management Company | Seeks to make your investment grow over time. The Portfolio operates as a "feeder fund" which invests all of its assets in the "master fund" which is Class 2 shares of the International Fund, a series of American Funds Insurance Series®, a registered open-end investment company. |
| **ING Partners, Inc. – ING Baron Small Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| **ING Variable Portfolios, Inc. – ING BlackRock Global Science and Technology Portfolio** | ING Investments, LLC<br><br>**Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |
| **ING Investors Trust – ING BlackRock Large Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Davis New York Venture Portfolio** | Directed Services LLC<br><br>**Subadviser:** Davis Selected Advisers, L.P. (Davis) | A *nondiversified* portfolio that seeks long-term growth of capital. |
| **ING Investors Trust - ING Evergreen Omega Portfolio** | Directed Services LLC<br><br>**Subadviser:** Evergreen Investment Management Company, LLC | Seeks long-term capital growth. |
| **ING Investors Trust – ING Franklin Templeton Founding Strategy Portfolio** | Directed Services LLC | Seeks capital appreciation and secondarily, income. |
| **ING Investors Trust – ING Global Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Clarion Real Estate Securities L.P. | A *non-diversified* Portfolio that seeks high total return, consisting a capital appreciation and current income. |
| **ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM) | A *nondiversified* Portfolio that seeks growth from capital appreciation. |
| **ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** ClearBridge Advisors, LLC | Seeks long-term growth of capital. |
| **ING Investors Trust - ING Legg Mason Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Legg Mason Capital Management, Inc. | A *nondiversified* portfolio that seeks long-term growth of capital. |
| **ING Variable Portfolios, Inc. – ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio** | ING Investments, LLC<br><br>**Subadviser:** Lehman Brothers Asset Management LLC | Seeks investment results (before fees and expenses) that correspond to the total return of the Lehman Brothers Aggregate Bond ("LBAB") Index® |
| **ING Investors Trust - ING Liquid Assets Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. Inverts in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks. |
| **ING Investors Trust - ING Marsico International Opportunities Portfolio** | Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks long-term growth of capital. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust – ING MFS Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING Investors Trust - ING MFS Utilities Portfolio** | Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks total return. |
| **ING Partners, Inc. – ING OpCap Balanced Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** OpCap Advisors LLC (OpCap) | Seeks capital growth, and secondarily, investment income. |
| **ING Partners, Inc. – ING Oppenheimer Global Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Variable Portfolios, Inc. – ING Opportunistic Large Cap Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital through investment in a *diversified* portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. |
| **ING Variable Portfolios, Inc. – ING Opportunistic Large Cap Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a *diversified* portfolio of common stocks. |
| **ING Investors Trust - ING PIMCO Core Bond Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Investors Trust - ING PIMCO High Yield Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC | Seeks maximum total return, consistent with preservation of capital and prudent investment management. |
| **ING Partners, Inc. – ING PIMCO Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING Investors Trust - ING Pioneer Fund Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING Pioneer Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Solution Income Portfolio** | Directed Services LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2015 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2025 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2035 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2045 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING T. Rowe Price Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING Partners, Inc. – ING Templeton Foreign Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** Templeton Investment Counsel, LLC | Seeks long-term capital growth. |
| **ING Partners, Inc. – ING Thornburg Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Thornburg Investment Management | Seeks capital appreciation. |
| **ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM) | Seeks long-term growth of capital and future income. |
| **ING Investors Trust - ING Van Kampen Capital Growth Portfolio** | Directed Services LLC<br><br>**Subadviser**: Van Kampen | Seeks long-term capital appreciation. |
| **ING Partners, Inc. – ING Van Kampen Comstock Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks capital growth and income. |
| **ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio** | Directed Services LLC<br>**Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING VP Balanced Portfolio, Inc.** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP Financial Services Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Funds – ING VP Growth and Income Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Investors Trust – ING VP Index Plus International Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Advisors, B.V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks capital appreciation. |
| **ING Variable Products Trust – ING VP MidCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Products Trust – ING VP Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Clarion Real Estate Securities L.P. | A *nondiversified* Portfolio that seeks total return. |
| **ING Variable Portfolios, Inc. – ING VP Small Company Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. |
| **ING Variable Portfolios, Inc. – ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio**<br><br>*WisdomTree$^{SM}$ is a service mark of WisdomTree Investments. | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the WisdomTree$^{SM}$ Global High-Yielding Equity Index ("Index"). The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA** | OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **PIMCO VIT - Real Return Portfolio** | Pacific Investment Management Company LLC (PIMCO) | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio** | Pioneer Investment Management, Inc. | Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. |

# FIXED INTEREST DIVISION

A Fixed Interest Division option is available through the group and individual deferred variable annuity contracts offered by ReliaStar Life Insurance Company of New York ("ReliaStar of NY"). The Fixed Interest Division is not available if you have purchased an optional living benefit rider. The Fixed Interest Division is part of the ReliaStar of NY General Account. Interests in the Fixed Interest Division have not been registered under the Securities Act of 1933, and neither the Fixed Interest Division nor the General Account is registered under the Investment Company Act of 1940.

Interests in the Fixed Interest Division are offered in certain states through an Offering Brochure, dated April 28, 2008. When reading through the Prospectus, the Fixed Interest Division should be counted among the various investment options available for the allocation of your premiums. Some restrictions may apply. You will find more complete information relating to the Fixed Interest Division in the Offering Brochure. Please read the Offering Brochure carefully before you invest in the Fixed Interest Division.

## SURRENDER CHARGE FOR EXCESS WITHDRAWALS EXAMPLES

1.  The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the contract of $30,000. It also assumes a withdrawal after the completion of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected.

In this example, $3,500 (10% of contract value) is the maximum free withdrawal amount that you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x 30%). Therefore, $7,000 ($10,500 – $3,500) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $280 ($7,000 x 4.0%). The amount of the withdrawal paid to you will be $10,220 ($10,500-$280).

This example does not take into account deduction of any premium taxes.

2.  The following assumes you made an initial premium payment of $10,000 and additional premium payments of $10,000 in each of the second and third contract years, for total premium payments under the contract of $30,000. It also assumes a withdrawal after the completion of the third contract year of 30% of the contract value of $35,000 and that Option Package I was selected. Finally, it assumes that your Required Minimum Distribution for the calendar year is $5,000.

In this example, $3,500 (10% of contract value) is normally the maximum free withdrawal amount that you may withdraw without a surrender charge. However, because your Required Minimum Distribution amount for amounts invested under the contract is $5,000, this becomes the maximum amount you may withdraw without a surrender charge. The total withdrawal would be $10,500 ($35,000 x 30%). Therefore, $5,500 ($10,500 – $5,000) is considered an excess withdrawal of a part of the initial premium payment of $10,000 and would be subject to a 4% surrender charge of $220 ($5,500 x 4.0%). The amount of the withdrawal paid to you will be $10,280 ($10,500-$220).

This example does not take into account deduction of any premium taxes.

## EXAMPLES OF MINIMUM GUARANTEED INCOME BENEFIT CALCULATION

### Example 1

| Age | | Contract without the MGIB Rider | Contract with the MGIB Rider |
|---|---|---|---|
| **55** | Initial Value | $100,000 | $100,000 |
| | Accumulation Rate | 0.00% | 0.00% |
| | Rider Charge | 0.00% | 0.75% |
| | | | |
| **65** | Contract Value | $100,000 | $89,188 |
| | Annuity Factor | 4.71 | 4.71 |
| | Monthly Income | **$471.00** | **$420.08** |
| | MGIB Rollup | n/a | $196,715 |
| | MGIB Ratchet | n/a | $100,000 |
| | Annuity Factor | n/a | 4.17 |
| | MGIB Income | **n/a** | **$820.30** |
| | Income | $471.00 | $820.30 |

### Example 2

| Age | | Contract without the MGIB Rider | Contract with the MGIB Rider |
|---|---|---|---|
| **55** | Initial Value | $100,000 | $100,000 |
| | Accumulation Rate | 3.00% | 3.00% |
| | Rider Charge | 0.00% | 0.75% |
| | | | |
| **65** | Contract Value | $134,392 | $122,065 |
| | Annuity Factor | 4.71 | 4.71 |
| | Monthly Income | **$632.98** | **$574.92** |
| | MGIB Rollup | n/a | $196,715 |
| | MGIB Ratchet | n/a | $122,065 |
| | Annuity Factor | n/a | 4.17 |
| | MGIB Income | **n/a** | **$820.30** |
| | Income | $632.98 | $820.30 |

**Example 3**

| Age | | Contract without the MGIB Rider | Contract with the MGIB Rider |
|---|---|---|---|
| **55** | Initial Value | $100,000 | $100,000 |
| | Accumulation Rate | 8.00% | 8.00% |
| | Rider Charge | 0.00% | 0.75% |
| | | | |
| **65** | Contract Value | $215,892 | $200,449 |
| | Annuity Factor | 4.71 | 4.71 |
| | Monthly Income | **$1,016.85** | **$944.11** |
| | MGIB Rollup | n/a | $196,715 |
| | MGIB Ratchet | n/a | $200,449 |
| | Annuity Factor | n/a | 4.17 |
| | MGIB Income | **n/a** | **$835.87** |
| | Income | $1,016.85 | $944.11 |

The Accumulation Rates shown under "Contract" are hypothetical and intended to illustrate various market conditions. These rates are assumed to be net of all fees and charges. Fees and charges are not assessed against the MGIB Rollup Rate.

How MGIB Rollup and MGIB Ratchet values are determined:

The MGIB Rollup Base is equal to initial contract value (or initial premium) accumulating at the MGIB rate (7% annual effective) until the MGIB Date. The MGIB Rate for any allocations to the designated Special Funds is 0%.

The MGIB Ratchet Base is equal to initial contract value (or initial premium) on the rider date. On each contract anniversary, the MGIB Ratchet Base is set equal to the greater of (1) the current contract value and (2) the MGIB Ratchet Base on the prior contract anniversary date.

For example, with a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

| Age | Contract Value | MGIB Ratchet | MGIB Rollup |
|---|---|---|---|
| 55 | 100,000 | 100,000 | 100,000 |
| 56 | 107,195 | 107,195 | 107,000 (=100,000*(1+7%)) |
| 57 | 114,909 | 114,909 | 114,490 (=107,000*(1+7%)) |
| . | . | . | . |
| . | . | . | . |
| . | . | . | . |
| 64 | 186,972 | 186,972 | 183,846 |
| 65 | 200,449 | 200,449 | 196,715 (=183,846*(1+7%)) |

If 50,000 of the initial contract value were allocated to Special Funds, assuming a contract accumulation rate of 8% (Example 3), the MGIB Rollup Base and the MGIB Ratchet Base are determined as follows:

| Age | Contract Value | MGIB Ratchet | MGIB Rollup |
|---|---|---|---|
| 55 | 100,000 | 100,000 | 100,000 |
| 56 | 107,195 | 107,195 | 103,500 (=50,000 * (1+7%) + 50,000 * (1 + 0%)) |
| 57 | 114,909 | 114,909 | 107,245 (=53,500 * (1+7%) + 50,000 * (1 + 0%)) |
| . . . . | | | |
| . . . . | | | |
| 64 | 186,972 | 186,972 | 141,923 |
| 65 | 200,449 | 200,449 | 148,358 (=91,923 * (1+7%) + 50,000 * (1 + 0%)) |

## Examples of Fixed Allocation Fund Automatic Rebalancing

The following examples are designed to assist you in understanding how Fixed Allocation Fund Automatic Rebalancing works. The examples assume that there are no investment earnings or losses.

**I. Subsequent Payments**

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 100% to Accepted Funds. No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner deposits an additional payment of $500,000, bringing the total contract value to $600,000, and allocates this deposit 100% to Other Funds. Because the percentage allocated to the Fixed Allocations Fund (0%) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $100,000 from the amount allocated to the Other Funds (20% of the $500,000 allocated to the Other Funds) to the Fixed Allocation Fund. Your ending allocations will be $100,000 to Accepted Funds, $100,000 to the Fixed Allocation Fund, and $400,000 to Other Funds.

**II. Partial Withdrawals**

A. Assume that on Day 1, an owner deposits an initial payment of $100,000, which is allocated 75% to Accepted Funds ($70,000), 20% to the Fixed Allocation Fund ($20,000), and 5% to Other Funds ($5,000). No Fixed Allocation Fund Automatic Rebalancing would occur, because this allocation meets the required investment option allocation.

B. Assume that on Day 2, the owner requests a partial withdrawal of $19,000 from the Fixed Allocation Fund. Because the remaining amount allocated to the Fixed Allocation Fund ($1,000) is less than 20% of the total amount allocated to the Fixed Allocation Fund and the Other Funds, we will automatically reallocate $200 from the Other Funds to the Fixed Allocation Fund, so that the amount allocated to the Fixed Allocation Fund ($1,200) is 20% of the total amount allocated to the Fixed Allocation Fund and Other Funds ($6,000).

**ING LifePay Plus and ING Joint LifePay Plus Partial Withdrawal Amount Examples**

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges.. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + 200 = $1,700. Because total gross withdrawals within the contract year prior to this withdrawal ($5,300) had already exceeded the Maximum Annual Withdrawal, the entire gross withdrawal is considered an excess withdrawal.

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40%  ($1,700 / $50,000) to $4,830  ((1 - 3.40%) * $5,000).

**Illustration 2:  Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the contract value before this withdrawal is $50,000 and the contract value is $49,500 after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, then the Maximum Annual Withdrawal is reduced by 2.02%  ($1,000 / $49,500) to $4,899  ((1 - 2.02%) * $5,000).

**Illustration 3:  A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4:  The Additional Withdrawal Amount at the end of the calendar year before it is withdrawn.**

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000.  Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007, a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008, the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).  Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2009 to take the newly calculated Additional Withdrawal Amount of $1,000.  The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009, the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000).  Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year carries over into the 2009 calendar year and is available for withdrawal.

**Illustration 5:  The Reset Occurs.**

Assume the Maximum Annual Withdrawal is $5,000 and the Maximum Annual Withdrawal percentage is 5%.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset occurs. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset, the contract value has increased further to $130,000. The Reset occurs again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

If the contract value on the next quarterly contract anniversary has fallen to $100,000, the Reset will not occur and the Maximum Annual Withdrawal would not be recalculated.

## Illustration 6: The Reset from Guaranteed Withdrawal Status into Lifetime Guaranteed Withdrawal Status

Assume the first withdrawal is taken in the first contract year when the annuitant is age 56, thus beginning the Withdrawal Phase in Guaranteed Withdrawal Status. Also assume that at the time of the first withdrawal, the LifePay Plus Base is $100,000 before the withdrawal and the Maximum Annual Withdrawal is $5,000 ($100,000 * 5%).

Withdrawals are also taken from the contract in an amount equal to the MAW at the beginning of each of the next three contract years, each withdrawal resulting in a dollar for dollar reduction to the LifePay Plus Base.

After the withdrawal is taken at the beginning of the fourth contract year, the annuitant is now age 59½, the MAW is still $5,000, and the LifePay Plus Base has been reduced to $80,000.

On the quarterly contract anniversary following the date the annuitant reaches age 59½, the rider will enter Lifetime Guaranteed Withdrawal Status and the MAW will be recalculated to equal the appropriate MAW% times the current MGWB Base, or $4,000 ($80,000 * 5%).

## Illustration 7: A withdrawal exceeds the Maximum Annual Withdrawal amount and the Additional Withdrawal Amount.

Assume the Maximum Annual Withdrawal is $5,000. The Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $3,500 net, with $0 of surrender charges. Total net withdrawals taken, $8,000, exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, $6,000, and there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $8,000 ($3,000 + $1,500 + $3,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount ($8,000 - $6,000 = $2,000), and the amount of the current gross withdrawal ($3,500).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 4.00% ($2,000 / $50,000) to $4,800 ((1 - 4.00%) * $5,000).

## Illustration 8: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal. However, because only $4,500 in gross withdrawals was taken during the contract year prior to this withdrawal, $500 of the $1,500 gross withdrawal is not considered excess.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

If the Account Value after the part of the gross withdrawal that was within the Maximum Annual Withdrawal, $500, is $49,500, then the Maximum Annual Withdrawal is reduced by 2.02% ($1,000 / $49,500) to $4,899 ((1 - 2.02%) * $5,000).

Another withdrawal is taken during that same contract year in the amount of $400 net, with $100 of surrender charges. Total gross withdrawals during the contract year are $6,500 ($3,000 + $1,500 + $1,500 + $500). The adjustment to the MAW is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,500, and the amount of the current gross withdrawal, $500.

If the Account Value before this withdrawal is $48,500, then the Maximum Annual Withdrawal is reduced by 1.03% ($500 / $48,500) to $4,849 ((1 – 1.03%) * $4,899).

**ING LifePay and ING Joint LifePay Minimum Guaranteed Withdrawal Riders**

(Available only for contracts issued through January 28, 2008, subject to state approval)

**ING LifePay Minimum Guaranteed Withdrawal Benefit ("ING LifePay") Rider.** The ING LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals from the contract for the life of the annuitant, even if these withdrawals deplete your contract value to zero. You may wish to purchase this rider if you are concerned that you may outlive your income.

   **Purchase.** In order to elect the ING LifePay rider, the annuitant must be the owner or one of the owners, unless the owner is a non-natural person. Joint annuitants are not allowed. The minimum issue age is 55 and the maximum issue age is 80. The issue age is the age of the owner (or the annuitant if there are joint owners or the owner is non-natural) on the date on which the rider becomes effective. Some broker-dealers may not offer the ING LifePay rider or may limit availability of the rider to ages younger than 80, but in no event younger than 55. The ING LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division.

   **Rider Date.** The rider date is the date the ING LifePay rider becomes effective. If you purchase the ING LifePay rider when the contract is issued, the rider date is also the contract date.

   **Charge.** The charge for the ING LifePay rider is as follows:

| Current Annual Charge | Maximum Annual Charge |
|---|---|
| 0.40% of the contract value | 1.20% of contract value |

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." The maximum charge we may charge for new riders issued in the future is noted in the column titled, "Maximum Annual Charge." Once issued, the charge for the rider will not change, unless you elect the reset option, at which point we may charge the charge for riders issued at the time of reset, which will be no more than the charge noted in the column "Maximum Annual Charge." The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

The ING LifePay rider may be purchased (i) on the contract date, or (ii) after the contract is issued, provided we are still issuing the ING LifePay rider at that time. If the ING LifePay rider is purchased after the contract date, it will become effective on the next quarterly calendar anniversary after the election to purchase. An election to purchase the ING LifePay rider after the contract date must be received in good order, including compliance with the investment option restrictions described below.

   **No Cancellation.** Once you purchase the ING LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the ING LifePay rider. The Company may, at its discretion, cancel and/or replace a rider at your request in order to renew or reset a rider.

**Termination.** The ING LifePay rider is a "living benefit," which means the guaranteed benefits offered are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the ING LifePay rider automatically terminates if you:

    1.)    Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;

    2.)    Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract; or

    3.)    Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING LifePay rider is also discussed below.

**How the ING LifePay Rider Works.** The ING LifePay rider has both phases and statuses. Through the lifetime of the ING LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider, and ends as of the business day before you take your first withdrawal, or before you begin to receive income phase payments. The Growth Phase is subject to the latest date for entering the income phase allowed under your contract. See "The Income Phase–Restrictions on Start Dates and the Duration of Payments" in this prospectus. During the Growth Phase, no benefits under the ING LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued, and continues until certain circumstances occur, as noted in "Lifetime Guaranteed Withdrawal Status," below. Lifetime Automatic Periodic Benefit Status is a status that only begins if your contract value is depleted to zero for reasons other than withdrawals that exceed the Maximum Annual Withdrawal, as discussed more thoroughly below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING LifePay rider, you will begin to receive periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the contract and the ING LifePay rider will terminate without value. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING LifePay Base (referred to as the "MGWB Base" in the rider) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

    1)   If you purchased the ING LifePay rider on the contract date, the initial ING LifePay Base is equal to the initial premium.

    2)   If you purchased the ING LifePay rider after the contract date, the initial ING LifePay Base is equal to the contract value on the rider date.

    3)   The initial ING LifePay Base is increased dollar-for-dollar by premiums received during the Growth Phase ("eligible premiums"). The ING LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING LifePay Base on each quarterly contract anniversary after the effective date of the rider, during the Growth Phase. The ING LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING LifePay Base or the Maximum Annual Withdrawal. However, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING LifePay rider (see "ING LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Lifetime Guaranteed Withdrawal Status.** This status begins on the effective date of the rider and continues until the earliest of:

1) the date income phase payments begin (see "The Income Phase" in this prospectus);
2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;
3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;
4) the surrender of the contract; or
5) the death of the owner, (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, other than the payments as provided under the ING LifePay rider, the contract will provide no further benefits (including death benefits). If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information about the effect of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status," below. As described below, certain features of the ING LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals a percentage of the greater of 1) the contract value and 2) the ING LifePay Base as of the last day of the Growth Phase. The first withdrawal after the effective date of the rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the annuitant on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 55-64 | 4% |
| 65+ | 5% |

Once determined, the Maximum Annual Withdrawal percentage never changes for the contract, except as provided for under spousal continuation. See "Continuation After Death–Spouse," below. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the rider will enter the Withdrawal Phase and the income phase will begin. In lieu of the income phase payment options available under the contract, you may elect a life-only income phase payment option under which we will pay the greater of the income phase payout under the contract and annual payments equal to the Maximum Annual Withdrawal.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceeds the Maximum Annual Withdrawal, then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charge is not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event the Maximum Annual Withdrawal is to be subject to a pro-rata reduction, because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Illustration 1 and 2 below for an example of this concept.

**Required Minimum Distributions.** Withdrawals taken from this contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for the purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal that exceeds the Maximum Annual Withdrawal for a specific contract year will not be deemed an excess withdrawal in that contract year for purposes of the ING LifePay rider, subject to the following rules:

1)  If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.
2)  Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawals will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.
3)  In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.
4)  The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal that portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal on that date. Any unused amount of the Additional Withdrawal Amount does not carry over into the next calendar year.
5)  The ING LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.
6)  The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal amount. See "ING LifePay Reset Option" below. The Additional Withdrawal Amount in only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustration 3 and Illustration 4, below.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the rider is in Lifetime Guaranteed Withdrawal Status, the rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the rider enters Lifetime Automatic Periodic Benefit Status,

1)  Other than as provided under the ING LifePay rider, the contract will provide no further benefits other than as provided in the ING LifePay rider;
2)  No further premium payments will be accepted; and
3)  Any other riders attached to the contract will terminate, unless otherwise specified in the rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount that is equal to the Maximum Annual Withdrawal. These payments will cease upon the death of the annuitant at which time both the rider and the contract will terminate without value. The rider will remain in Lifetime Automatic Periodic Benefit Status until it terminates without value upon the annuitant's death.

If, when the ING LifePay rider enters Lifetime Automatic Periodic Benefit Status, your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly or annually. If, at the time the rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING LifePay Reset Option.** Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal when the Maximum Annual Withdrawal, as recalculated, would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above. The reset option is only available when the rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.20%. However, we guarantee that the ING LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 5, below.

**Investment Option Restrictions.** While the ING LifePay rider is in effect, there are limits on the portfolios to which your contract value may be allocated. Contract value allocated to portfolios other than the Accepted Funds will be rebalanced so as to maintain at least 20% of such contract value in the Fixed Allocation Fund. See "Fixed Allocation Fund Automatic Rebalancing" below. We have these restrictions to mitigate the insurance risk inherent in our guarantees with this rider. We require this allocation regardless of your investment instructions to the contract. The timing of when we will apply these restrictions is discussed further below.

**Accepted Funds**. Currently Accepted Funds are the ING Franklin Templeton Founding Strategy Portfolio, the ING Liquid Assets Portfolio, the ING Solution Income Portfolio, the ING Solution 2015 Portfolio, the ING Solution 2025 Portfolio, the ING Solution 2035 Portfolio, the T. Rowe Price Capital Appreciation Portfolio and the ING WisdomTree[SM] Global High-Yielding Equity Index Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds.** The ING American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio and the ING VP Intermediate Bond Portfolio are designated as the Fixed Allocation Fund. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Fund. Accepted Funds are excluded from Fixed Allocation Fund Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Fixed Allocation Funds and Other Funds and will be the last transaction processed on that date. The ING LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from a Fixed Allocation Fund or Other Fund.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Fund Automatic Rebalancing" in this prospectus.

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I" in this prospectus. **By electing to purchase the ING LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING LifePay rider if you do not wish to have your contract value reallocated in this manner.**

**Death of Owner or Annuitant.** The ING LifePay rider and charges terminate on the earlier of:

1) if the rider is in Lifetime Guaranteed Withdrawal status, the date of receipt of due proof of death ("notice date") of the contract owner (or in the case of joint contract owners, the first owner) or the annuitant if there is a non-natural owner; or

2) the date the rider enters Lifetime Automatic Periodic Benefit status.

Under 1), above, the rider terminates on the death of the first owner, even if the owner is not the annuitant. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** Under 2), above, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. No other death benefit is payable in this situation.

**Continuation After Death - Spouse.** If the surviving spouse of the deceased owner continues the contract (see "Death Benefit Choices–Continuation After Death–Spouse" in this prospectus), this rider will also continue, provided the following conditions are met:

1) The spouse is at least 55 years old on the date the contract is continued; and

2) The spouse becomes the annuitant and sole contract owner.

If the rider is in the Growth Phase at the time of spousal continuation:

1) The rider will continue in the Growth Phase;

2) On the date the rider is continued, the ING LifePay Base will be reset to equal the then current contract value; and

3) The ING LifePay charges will restart and be the same as were in effect prior to the notice date.

If the rider is in the Withdrawal Phase at the time of spousal continuation:

1) The rider will continue in the Withdrawal Phase;

2) On the contract anniversary following the date the rider is continued,

   (a) If the surviving spouse was not the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated by multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage based on the spouse's age on that contract anniversary. The Maximum Annual Withdrawal is considered to be zero until this recalculation, so withdrawals pursuant to the rider cannot be utilized. Withdrawals are permitted pursuant to the other provisions of the contract. In other words, withdrawals during this time will not be subject to the guarantees of this rider. Withdrawals causing the contract value to fall to zero will terminate the contract and rider.

   (b) If the surviving spouse was the annuitant before the owner's death, the Maximum Annual Withdrawal is recalculated as the greater of the Maximum Annual Withdrawal on the notice date (adjusted for excess withdrawals thereafter) and the Maximum Annual Withdrawal resulting from multiplying the contract value on that contract anniversary by the Maximum Annual Withdrawal percentage. The Maximum Annual Withdrawal does not go to zero on the notice date, which is the date of receipt of due proof of death, and withdrawals may continue under the rider provisions.

3) The rider charges will restart on the contract anniversary following the date the rider is continued and will be the same as were in effect prior to the notice date.

**Change of Owner or Annuitant.** Other than as provided above under "Continuation After Death–Spouse," in this prospectus, you may not change the annuitant. The rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation as described above;

2) change of owner from one custodian to another custodian;

3) change of owner from a custodian for the benefit of an individual to the same individual;

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) change in trust as owner where the individual owner and the grantor of the trust are the same individual;

7) change of owner from an individual to a trust where the individual owner and the grantor of the trust are the same individual; and

8) change of owner from a trust to an individual where the individual owner and the grantor of the trust are the same individual.

**Surrender Charges.** If you elect the ING LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

**Effect of ING LifePay Rider on Death Benefit.** If you die before Lifetime Automatic Periodic Benefit Status begins under the ING LifePay rider, the death benefit is payable, but the rider terminates. However, if the beneficiary is the owner's spouse, and the spouse elects to continue the contract, the death benefit is not payable until the spouse's death. **Thus, you should not purchase this rider with multiple owners, unless the owners are spouses.** See "Death of Owner or Annuitant" above for further information.

While in Lifetime Automatic Periodic Benefit Status, if the owner who is not the annuitant dies, we will continue to pay the periodic payments that the owner was receiving under the ING LifePay rider to the annuitant. While in the Lifetime Automatic Periodic Benefit Status, if an owner who is also the annuitant dies, the periodic payments will stop. No other death benefit is payable.

**Taxation.** For more information about the tax treatment of amounts paid to you under the ING LifePay rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.

**ING Joint LifePay Minimum Guaranteed Withdrawal Benefit ("ING Joint LifePay") Rider.** The ING Joint LifePay rider generally provides, subject to the restrictions and limitations below, that we will guarantee a minimum level of annual withdrawals you may take from the contract for the lifetime of both you and your spouse, even if these withdrawals deplete your contract value to zero. Annual withdrawals in excess of the annual withdrawal amount allowed under the rider will reduce the amount of allowable future annual withdrawals, and may result in your inability to receive lifetime payments under the rider. You may wish to purchase this rider if you are married and are concerned that you and your spouse may outlive your income.

    **Purchase.** The ING Joint LifePay rider is only available for purchase by individuals who are married at the time of purchase and eligible to elect spousal continuation (as defined by the Tax Code) when the death benefit becomes payable. Currently, this means the rider is only available with nonqualified or IRA contracts, and is not available with 403(b) contracts. We refer to these individuals as spouses. Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. See "Ownership, Annuitant, and Beneficiary Designation Requirements," below.

The minimum issue age is 55 and the maximum issue age is 80. Both spouses must meet these issue age requirements on the contract anniversary on which the ING Joint LifePay rider is effective. Some broker-dealers may limit the maximum issue age to ages younger than age 80, but in no event lower than age 55. We reserve the right to change the minimum or maximum issue ages on a nondiscriminatory basis. The ING Joint LifePay rider is currently only available if you have not already purchased an optional living benefit rider. We do, however, reserve the right to allow the purchase of more than one optional living benefit rider in the future, as well as the right to allow contract owners to replace the ING LifePay rider with the ING Joint LifePay rider. The ING Joint LifePay rider will not be issued if the initial allocation to investment options is not in accordance with the investment option restrictions described in "Investment Option Restrictions," below. Also, the ING LifePay rider will not be issued if any contract value is allocated to a Fixed Interest Division, nor may you subsequently allocate contract value to a Fixed Interest Division.

The ING Joint LifePay rider may be purchased (i) on the contract date, or (ii) after the contract is issued, provided we are still issuing the ING Joint LifePay rider at that time. If the ING Joint LifePay rider is purchased after the contract date, it will become effective on the next quarterly calendar anniversary after the election to purchase. An election to purchase the ING Joint LifePay rider after the contract date must be received in good order, including owner, annuitant, and beneficiary designations and compliance with the investment restrictions described below.

    **Rider Date.** The rider date is the date the ING Joint LifePay rider becomes effective. The rider date is also the contract date if you purchase the rider when the contract is issued.

    **No Cancellation.** Once you purchase the ING Joint LifePay rider, you may not cancel it unless you: a) cancel the contract during the contract's free look period; b) surrender the contract; c) begin income phase payments; or d) otherwise terminate the contract pursuant to its terms. These events automatically cancel the rider. Once the contract continues beyond the free look period, you may not cancel the rider. The Company may, at its discretion, cancel and/or replace the ING Joint LifePay rider at your request in order to renew or reset a rider.

    **Termination.** The ING Joint LifePay rider is a "living benefit," which means the guaranteed benefits offered by the rider are intended to be available to you while you are living and while your contract is in the accumulation phase. Generally, the ING Joint LifePay rider automatically terminates if you:

1.) Terminate your contract pursuant to its terms during the accumulation phase, surrender your contract, or begin receiving income phase payments in lieu of payments under the rider;
2.) Die during the accumulation phase (first owner to die in the case of joint owners, or death of annuitant if the contract is a custodial IRA), unless your spouse elects to continue the contract, and subject to the features of the ING Joint LifePay rider described below; or
3.) Change the owner of the contract.

See "Change of Owner or Annuitant," below. Other circumstances that may cause a rider to terminate automatically are discussed below. The impact of your death or a change of owner on the ING Joint LifePay rider is also discussed below.

**Ownership, Annuitant, and Beneficiary Designation Requirements.** Certain ownership, annuitant, and beneficiary designations are required in order to purchase the ING Joint LifePay rider. These designations depend upon whether the contract is issued as a nonqualified contract or as an IRA. In both cases the ownership, annuitant, and beneficiary designations must allow for the surviving spouse to continue the contract when the death benefit becomes payable, as provided by the Tax Code. Non-natural, custodial owners are only allowed with IRAs ("custodial IRAs"). Joint annuitants are not allowed. The necessary ownership, annuitant, and/or beneficiary designations are described below. Applications that do not meet the requirements below will be rejected. We reserve the right to verify the date of birth and social security number of both spouses.

**Nonqualified Contracts.** For a jointly owned contract, the owners must be spouses, and the annuitant must be one of the owners. For a contract with only one owner, the owner's spouse must be the sole primary beneficiary, and the annuitant must be one of the spouses.

**IRAs.** There may only be one owner of a contract issued as an IRA, who must also be the annuitant. The owner's spouse must be the sole primary beneficiary.

**Custodial IRAs.** While we do not maintain individual owner and beneficiary designations for IRAs held by an outside custodian, the ownership and beneficiary designations with the custodian must comply with the requirements listed in "IRAs" above. The annuitant must be the same as the beneficial owner of the custodial IRA. We require the custodian to provide us the name and date of birth of both the owner and the owner's spouse.

**Rider Date.** The ING Joint LifePay rider date is the date the ING Joint LifePay rider becomes effective. If you purchase the ING Joint LifePay rider when the contract is issued, the ING Joint LifePay rider date is also the contract date.

**Charge.** The charge for the ING Joint LifePay rider is as follows:

| Current Annual Charge | Maximum Annual Charge |
|---|---|
| 0.65% of the contract value | 1.50% of contract value |

The charge for currently-issued riders is noted in the column titled "Current Annual Charge." The maximum charge we may charge for new riders issued in the future is noted in the column titled, "Maximum Annual Charge." Once issued, the charge for the rider will not change, unless you elect the reset option, at which point we may charge the charge for riders issued at the time of reset, which will be no more than the charge noted in the column "Maximum Annual Charge." The charge is deducted during the period starting on the rider date and up to your rider's Lifetime Automatic Periodic Benefit status. Lifetime Automatic Periodic Benefit Status will occur if your contract value is reduced to zero and other conditions are met. If you surrender your contract or begin receiving income phase payments, the charge is pro-rated based upon the amount owed at the time. We reserve the right to change the charge for this rider, subject to the maximum annual charge. If changed, the new charge will only apply to riders issued after this change.

**Active Status.** Once the ING Joint LifePay rider has been issued, a spouse must remain in "active" status in order to exercise rights and receive the benefits of the ING Joint LifePay rider after the first spouse's death by electing spousal continuation. In general, changes to the ownership, annuitant, and/or beneficiary designation requirements noted above will result in one spouse being designated as "inactive." Inactive spouses are not eligible to continue the benefits of the ING Joint LifePay rider after the death of the other spouse. Once designated "inactive," a spouse may not regain active status under the ING Joint LifePay rider. Specific situations that will result in a spouse's designation as "inactive" include the following:

1) For nonqualified contracts where the spouses are joint owners, the removal of a joint owner (if that spouse does not automatically become sole primary beneficiary pursuant to the terms of the contract), or the change of one joint owner to a person other than an active spouse.

2) For nonqualified contracts where one spouse is the owner and the other spouse is the sole primary beneficiary, as well as for IRA contracts (including custodial IRAs), the addition of a joint owner who is not also an active spouse, or any change of beneficiary (including the addition of primary beneficiaries).

3) In the event of the death of one spouse (in which case the deceased spouse becomes inactive).

An owner may also request that one spouse be treated as inactive. In the case of joint-owned contracts, both contract owners must agree to such a request. An inactive spouse is not eligible to exercise any rights or receive any benefits under the ING Joint LifePay rider. **However, all charges for the ING Joint LifePay rider will continue to apply, even if one spouse becomes inactive, regardless of the reason. You should make sure you understand the impact of beneficiary and owner changes on the ING Joint LifePay rider prior to requesting any such changes.**

A divorce will terminate the ability of an ex-spouse to continue the contract. See "Divorce" below.

**How the ING Joint LifePay Rider Works.** The ING Joint LifePay rider has both statuses and phases. Through the lifetime of the ING Joint LifePay rider, you will be in one of two phases: the Growth Phase or the Withdrawal Phase. As detailed below, the Growth Phase begins on the effective date of the rider, and ends as of the business day before you take your first withdrawal, or before you begin to receive income phase payments. The Growth Phase is subject to the latest date for entering the income phase allowed under your contract. See "The Income Phase– Restrictions on Start Dates and the Duration of Payments" in this prospectus. During the Growth Phase, no benefits under the ING Joint LifePay rider are being paid out; rather, during the Growth Phase, premiums and investment growth under your contract continue to accumulate. The Withdrawal Phase follows the Growth Phase and begins once you take your first withdrawal or income phase payment from the contract, whichever occurs first. During the Withdrawal Phase, you may withdraw guaranteed amounts from your contract, subject to the terms and conditions noted in this section.

During the life of the rider, it will also be treated as in one of two statuses: Lifetime Guaranteed Withdrawal Status or Lifetime Automatic Periodic Benefit Status. Together, these statuses operate to fulfill the rider's withdrawal guarantee. Lifetime Guaranteed Withdrawal Status begins on the date the rider is issued, and continues until certain circumstances occur as noted in "Lifetime Guaranteed Withdrawal Status," below. In Lifetime Automatic Periodic Benefit Status, you are no longer entitled to make withdrawals. Instead, under the ING Joint LifePay rider, you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal. If your contract value is depleted because of withdrawals that exceed the Maximum Annual Withdrawal, then the contract and the ING Joint LifePay rider will terminate. While all riders begin in Lifetime Guaranteed Withdrawal Status, not all riders will enter Lifetime Automatic Periodic Benefit Status.

Benefits paid under the ING Joint LifePay rider require the calculation of the Maximum Annual Withdrawal. The ING Joint LifePay Base (referred to as the "MGWB Base" in the rider) is used to determine the Maximum Annual Withdrawal and is calculated as follows:

1) If you purchased the ING Joint LifePay rider on the contract date, the initial ING Joint LifePay Base is equal to the initial premium.

2) If you purchased the ING Joint LifePay rider after the contract date, the initial ING Joint LifePay Base is equal to the contract value on the effective date of the ING Joint LifePay rider.

3) The initial ING Joint LifePay Base is increased dollar-for-dollar by any premiums received during the Growth Phase ("eligible premiums"). The ING Joint LifePay Base is also increased to equal the contract value if the contract value is greater then the current ING Joint LifePay Base, valued on each quarterly contract anniversary after the effective date of the ING Joint LifePay rider during the Growth Phase. The ING Joint LifePay Base has no additional impact on the calculation of income phase payments or withdrawal benefits.

Currently, any additional premiums paid during the Withdrawal Phase are not eligible premiums for purposes of determining the ING Joint LifePay Base or the Maximum Annual Withdrawal; however, we reserve the right to treat such premiums as eligible premiums at our discretion, in a nondiscriminatory manner. Premiums received during the Withdrawal Phase do increase the contract value used to determine the reset Maximum Annual Withdrawal if you choose to reset the ING Joint LifePay rider (see "ING Joint LifePay Reset Option," below). We reserve the right to discontinue allowing premium payments during the Withdrawal Phase.

**Lifetime Guaranteed Withdrawal Status**. This status begins on the date the ING Joint LifePay rider is issued (the "effective date of the ING Joint LifePay rider") and continues until the earliest of:

1) the date income phase payments begin (see "The Income Phase" in the prospectus);

2) reduction of the contract value to zero by a withdrawal in excess of the Maximum Annual Withdrawal;

3) reduction of the contract value to zero by a withdrawal less than or equal to the Maximum Annual Withdrawal;

4) the surrender of the contract; or

5) the death of the owner (first owner, in the case of joint owners, or the annuitant, in the case of a custodial IRA), unless your active spouse beneficiary elects to continue the contract.

The rider's status changes to Lifetime Automatic Periodic Benefit Status in the event contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal, including due to poor market performance. In Lifetime Automatic Periodic Benefit Status, the contract will provide no further benefits (including death benefits), other than the payments as provided under the ING Joint LifePay rider. If contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and rider will terminate without value. For more information on the impact of a withdrawal reducing the contract value to zero, please see "Lifetime Automatic Periodic Benefit Status" below. As described below, certain features of the ING Joint LifePay rider may differ depending upon whether you are in Lifetime Guaranteed Withdrawal Status.

**Determination of the Maximum Annual Withdrawal.** The Maximum Annual Withdrawal is determined on the date the Withdrawal Phase begins. It equals the Maximum Annual Withdrawal percentage multiplied by the greater of the contract value and the ING Joint LifePay Base, as of the last day of the Growth Phase. The first withdrawal after the effective date of the ING Joint LifePay rider (which causes the end of the Growth Phase) is treated as occurring on the first day of the Withdrawal Phase, immediately after calculation of the Maximum Annual Withdrawal. The Maximum Annual Withdrawal percentage, which varies by age of the youngest active spouse on the date the Withdrawal Phase begins, is as follows:

| Annuitant Age | Maximum Annual Withdrawal Percentage |
|---|---|
| 55-64 | 4% |
| 65+ | 5% |

Once determined, the Maximum Annual Withdrawal percentage never changes for the contract. This is important to keep in mind in deciding when to take your first withdrawal because the younger you are at that time, the lower the Maximum Annual Withdrawal percentage.

If the ING Joint LifePay rider is in the Growth Phase, and the income phase commencement date is reached, the ING Joint LifePay rider will enter the Withdrawal Phase and income phase payments will begin. In lieu of the income phase options under the Contract, you may elect a life only income phase option under which we will pay the greater of the income phase payout under the Contract and annual payments equal to the Maximum Annual Withdrawal, provided that, if both spouses are active, payments under the life only income phase option will be calculated using the joint life expectancy table for both spouses. If only one spouse is active, payments will be calculated using the single life expectancy table for the active spouse.

Whether the Maximum Annual Withdrawal is subject to change depends on the extent of your withdrawals. The amount of your withdrawal or withdrawals in a contract year that, when added together, do not exceed the Maximum Annual Withdrawal do not reduce the Maximum Annual Withdrawal. However, if the total amount of your withdrawals in any contract year exceed the Maximum Annual Withdrawal (an "excess withdrawal"), then the Maximum Annual Withdrawal will be reduced in the same proportion as the contract value is reduced by the amount of the excess withdrawal.

For this purpose, an excess withdrawal is the lesser of the amount by which your total withdrawals in a contract year exceed the Maximum Annual Withdrawal and the amount of your present request for a withdrawal. The amount of any applicable surrender charge is not included in determining whether the total amount of your withdrawals in a contract year exceeds the Maximum Annual Withdrawal and triggers a pro-rata reduction. However, in the event that the Maximum Annual Withdrawal is to be subject to a pro-rate reduction because of an excess withdrawal, the amount by which the Maximum Annual Withdrawal will be reduced will include any surrender charges. See Illustration 1 and 2 for examples of this concept.

**Required Minimum Distributions.** Withdrawals taken from the contract to satisfy the Required Minimum Distribution rules of the Tax Code are considered withdrawals for purposes of the rider, and will begin the Withdrawal Phase if the Withdrawal Phase has not already started. Any such withdrawal which exceeds the Maximum Annual Withdrawal for a specific contract year, will not be deemed excess withdrawals in that contract year, subject to the following:

1) If your Required Minimum Distribution for a calendar year (determined on a date on or before January 31 of that year), applicable to this contract, is greater than the Maximum Annual Withdrawal on that date, an Additional Withdrawal Amount will be set equal to that portion of the Required Minimum Distribution that exceeds the Maximum Annual Withdrawal.

2) Once you have taken the Maximum Annual Withdrawal for the then current contract year, the dollar amount of any additional withdrawal will count against and reduce the Additional Withdrawal Amount without being deemed an excess withdrawal.

3) In the event of any withdrawals that exceed both the Maximum Annual Withdrawal and the Additional Withdrawal Amount, the dollar amount of these withdrawals will be deemed excess withdrawals that cause the Maximum Annual Withdrawal to be reduced on a pro-rata basis, as described above.

4) The Additional Withdrawal Amount is available on a calendar year basis and recalculated every January, reset to equal the portion of the Required Minimum Distribution for that calendar year that exceeds the Maximum Annual Withdrawal. Any unused amount of the Annual Withdrawal Amount does not carry over into the next calendar year.

5) The ING Joint LifePay rider cannot accommodate any grace periods allowed for Required Minimum Distributions pursuant to the Tax Code.

6) The Additional Withdrawal Amount does not change in the event you choose to reset the Maximum Annual Withdrawal Amount. See "ING Joint LifePay Reset Option" below. The Additional Withdrawal Amount is only subject to change when the Additional Withdrawal Amount is reset as described above.

See Illustration 3 and Illustration 4.

**Investment Advisory Fees.** Withdrawals taken pursuant to a program established by the contract owner for the payment of investment advisory fees to a named third party investment adviser for advice on management of the contract's values will not cause the Withdrawal Phase to begin. During the Growth Phase, such withdrawals reduce the ING Joint LifePay Base in the same proportion as contract value is reduced by the amount of these fees. During the Withdrawal Phase, these withdrawals are treated as any other withdrawal.

**Lifetime Automatic Periodic Benefit Status.** If the contract value is reduced to zero by a withdrawal in excess of the Maximum Annual Withdrawal, the contract and the ING Joint LifePay rider will terminate without value due to the pro-rata reduction described in "Determination of the Maximum Annual Withdrawal," above.

If the contract value is reduced to zero for a reason other than a withdrawal in excess of the Maximum Annual Withdrawal while the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider will enter Lifetime Automatic Periodic Benefit Status and you are no longer entitled to make withdrawals. Instead, under the rider you will begin to receive periodic payments in an annual amount equal to the Maximum Annual Withdrawal.

When the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status:

1) Other than as provided under the ING Joint LifePay rider, the contract will provide no further benefits (including death benefits) other than as provided under the ING Joint LifePay rider;

2) No further premium payments will be accepted; and

3) Any other riders attached to the contract will terminate, unless otherwise specified in that rider.

During Lifetime Automatic Periodic Benefit Status, we will pay you periodic payments in an annual amount equal to the Maximum Annual Withdrawal. The time period for which we will make these payments will depend upon whether one or two spouses are active under the ING Joint LifePay rider at the time this status begins. If both spouses are active under the ING Joint LifePay rider, these payments will cease upon the death of the second spouse, at which time both the ING Joint LifePay rider and the contract will terminate without further value. If only one spouse is active under the ING Joint LifePay rider, the payments will cease upon the death of the active spouse, at which time both the ING Joint LifePay rider and the contract will terminate without value.

If when the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status your net withdrawals to date are less than the Maximum Annual Withdrawal for that contract year, then we will pay you the difference immediately. The periodic payments will begin on the last day of the first full contract year following the date the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status and will continue to be paid annually thereafter.

You may elect to receive systematic withdrawals pursuant to the terms of the contract. Under a systematic withdrawal, either a fixed amount or an amount based upon a percentage of the contract value will be withdrawn from your contract and paid to you on a scheduled basis, either monthly, quarterly, or annually. If, at the time the ING Joint LifePay rider enters Lifetime Automatic Periodic Benefit Status, you are receiving systematic withdrawals under the contract more frequently than annually, the periodic payments will be made at the same frequency in equal amounts such that the sum of the payments in each contract year will equal the annual Maximum Annual Withdrawal. Such payments will be made on the same payment dates as previously set up, if the payments were being made monthly or quarterly. If the payments were being made semi-annually or annually, the payments will be made at the end of the half-contract year or contract year, as applicable.

**ING Joint LifePay Reset Option.** Beginning one year after the Withdrawal Phase begins, you may choose to reset the Maximum Annual Withdrawal, when the Maximum Annual Withdrawal as recalculated would be greater than your current Maximum Annual Withdrawal, based on the applicable Maximum Annual Withdrawal percentage times contract value. You must elect to reset by a request in a form satisfactory to us. On the date the request is received (the "Reset Effective Date"), the Maximum Annual Withdrawal will increase to be equal to the applicable Maximum Annual Withdrawal percentage times the contract value on the Reset Effective Date. For your Maximum Annual Withdrawal percentage, see "Determination of the Maximum Annual Withdrawal" above. The reset option is only available when the ING Joint LifePay rider is in Lifetime Guaranteed Withdrawal Status. We reserve the right to limit resets to the contract anniversary.

After exercising the reset option, you must wait one year before electing to reset again. We will not accept a request to reset if the new Maximum Annual Withdrawal on the date the request is received would be less than your current Maximum Annual Withdrawal.

If the reset option is exercised, the charge for the ING Joint LifePay rider will be equal to the charge then in effect for a newly purchased rider but will not exceed the maximum annual charge of 1.50%. However, we guarantee that the ING Joint LifePay rider charge will not increase for resets exercised within the first five contract years. See Illustration 5.

**Investment Option Restrictions.** In order to mitigate the insurance risk inherent in our guarantee to provide you and your spouse with lifetime payments (subject to the terms and restrictions of the ING Joint LifePay rider, as described in this supplement), we require that your contract value be allocated in accordance with certain limitations. In general, to the extent that you choose not to invest in the Accepted Funds, we require that 20% of the amount not so invested be invested in the Fixed Allocation Funds. The timing of when we will apply these restrictions is discussed further below. We will require this allocation regardless of your investment instructions to the contrary, as described further below.

    **Accepted Funds**. Currently Accepted Funds are the ING Liquid Assets Portfolio, the Franklin Templeton Founding Strategy Portfolio, the ING Solution Income Portfolio, the ING Solution 2015 Portfolio, the ING Solution 2025 Portfolio, the ING Solution 2035 Portfolio, the T. Rowe Price Capital Appreciation Portfolio and the ING WisdomTree$^{SM}$ Global High-Yielding Equity Index Portfolio. We may change these designations at any time upon 30 days notice to you. If a change is made, the change will apply to contract value allocated to such portfolios after the date of the change.

**Fixed Allocation Funds**. The American Funds Bond Portfolio, the ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio and the ING VP Intermediate Bond Portfolio are designated as the Fixed Allocation Funds. You may allocate your contract value to one or more of the Fixed Allocation Funds. We consider the ING VP Intermediate Bond Portfolio to be the default Fixed Allocation Fund with Fixed Allocation Funds Automatic Rebalancing.

**Other Funds.** All portfolios available under the contract other than Accepted Funds or the Fixed Allocation Funds are considered Other Funds.

**Fixed Allocation Funds Automatic Rebalancing.** If the contract value in the Fixed Allocation Funds is less than 20% of the total contract value allocated to the Fixed Allocation Funds and Other Funds on any ING Joint LifePay Rebalancing Date, we will automatically rebalance the contract value allocated to the Fixed Allocation Funds and Other Funds so that 20% of this amount is allocated to the Fixed Allocation Funds. Accepted Funds are excluded from Fixed Allocation Funds Automatic Rebalancing. Any rebalancing is done on a pro-rata basis among the Other Funds and will be the last transaction processed on that date. The ING Joint LifePay Rebalancing Dates occur on each contract anniversary and after the following transactions:

1) receipt of additional premiums;

2) transfer or reallocation among the Fixed Allocation Funds or Other Funds, whether automatic or specifically directed by you; and

3) withdrawals from the Fixed Allocation Funds or Other Funds.

Fixed Allocation Funds Automatic Rebalancing is separate from any other automatic rebalancing under the contract. However, if the other automatic rebalancing under the contract causes the allocations to be out of compliance with the investment option restrictions noted above, Fixed Allocation Funds Automatic Rebalancing will occur immediately after the automatic rebalancing to restore the required allocations. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing."

You will be notified that Fixed Allocation Funds Automatic Rebalancing has occurred, along with your new investment allocations, by a confirmation statement that will be mailed to you after Fixed Allocation Funds Automatic Rebalancing has occurred.

In certain circumstances, Fixed Allocation Funds Automatic Rebalancing may result in a reallocation into the Fixed Allocation Fund even if you have not previously been invested in it. See "Appendix F–Examples of Fixed Allocation Funds Automatic Rebalancing, Example I." **By electing to purchase the ING Joint LifePay rider, you are providing the Company with direction and authorization to process these transactions, including reallocations into the Fixed Allocation Fund. You should not purchase the ING Joint LifePay rider if you do not wish to have your contract value reallocated in this manner.**

**Divorce.** Generally, in the event of a divorce, the spouse who retains ownership of the contract will continue to be entitled to all rights and benefits of the ING Joint LifePay rider, while the ex-spouse will no longer have any such rights or be entitled to any such benefits. In the event of a divorce during Lifetime Guaranteed Withdrawal Status, the ING Joint LifePay rider continues, and terminates upon the death of the owner (first owner in the case of joint owners, or the annuitant in the case of a custodial IRA). Although spousal continuation may be available under the Tax Code for a subsequent spouse, the ING Joint LifePay rider cannot be continued by the new spouse.

As the result of the divorce, we may be required to withdraw assets for the benefit of an ex-spouse. Any such withdrawal will be considered a withdrawal for purposes of the Maximum Annual Withdrawal amount. In other words, if a withdrawal incident to a divorce exceeds the Maximum Annual Withdrawal amount, it will be considered an excess withdrawal. See "Determination of the Maximum Annual Withdrawal," above. As noted, in the event of a divorce there is no change to the Maximum Annual Withdrawal and we will continue to deduct charges for the ING Joint LifePay rider.

In the event of a divorce during Lifetime Automatic Periodic Benefit Status, there will be no change to the periodic payments made. Payments will continue until both spouses are deceased.

**Death of Owner.** The death of the owner (in the case of joint owners, the first owner, or for custodial IRAs, the annuitant) during Lifetime Guaranteed Withdrawal Status may cause the termination of the ING Joint LifePay rider and its charges, depending upon whether one or both spouses are in active status at the time of death, as described below.

1) **If both spouses are in active status:** If the surviving spouse elects to continue the contract and becomes the owner and annuitant, the ING Joint LifePay rider will remain in effect pursuant to its original terms and ING Joint LifePay coverage and charges will continue. As of the date the contract is continued, the Maximum Annual Withdrawal will be set to the greater of the existing Maximum Annual Withdrawal or the Maximum Annual Withdrawal percentage multiplied by the contract value on the date the contract is continued. Such a reset will not count as an exercise of the ING Joint LifePay Reset Option, and rider charges will not increase.

   If the surviving spouse elects not to continue the contract, ING Joint LifePay rider coverage and charges will cease upon the earlier of payment of the death benefit or notice that an alternative distribution option has been chosen.

2) **If the surviving spouse is in inactive status:** The ING Joint LifePay rider terminates and ING Joint LifePay coverage and charges cease upon proof of death.

**Change of Owner or Annuitant.** Other than as a result of spousal continuation, you may not change the annuitant. The ING Joint LifePay rider and rider charges will terminate upon change of owner, including adding an additional owner, except for the following ownership changes:

1) spousal continuation by an active spouse, as described above;

2) change of owner from one custodian to another custodian for the benefit of the same individual;

3) change of owner from a custodian for the benefit of an individual to the same individual (in order to avoid the owner's spouse from being designated inactive, the owner's spouse must be named sole beneficiary under the contract);

4) change of owner from an individual to a custodian for the benefit of the same individual;

5) collateral assignments;

6) for nonqualified contracts only, the addition of a joint owner, provided that the additional joint owner is the original owner's spouse and is active when added as joint owner;

7) for nonqualified contracts, removal of a joint owner, provided the removed joint owner is active and becomes the primary contract beneficiary; and

8) for nonqualified contracts, change of owner where the owner becomes the sole primary beneficiary and the sole primary beneficiary becomes the owner if both were active spouses at the time of the change.

**Surrender Charges.** If you elect the ING Joint LifePay rider, your withdrawals will be subject to surrender charges if they exceed the free withdrawal amount. However, once your contract value is zero, the periodic payments under the ING Joint LifePay rider are not subject to surrender charges, nor will these amounts be subject to any other charges under the contract.

**Federal Tax Considerations.** For more information about the tax treatment of amounts paid to you under the ING Joint LifePay rider, see "Federal Tax Considerations–Tax Consequences of Living Benefits and Death Benefits" in this prospectus.

**ING LIFEPAY AND ING JOINT LIFEPAY PARTIAL WITHDRAWAL AMOUNT EXAMPLES**

The following are examples of adjustments to the Maximum Annual Withdrawal amount for withdrawals in excess of the Maximum Annual Withdrawal:

**Illustration 1: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal, including surrender charges.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $500 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $300 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $200 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, then there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $7,000 ($3,000 + $500 + $1,500 + $300 + $1,500 + $200). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal ($7,000 - $5,000 = $2,000), and the amount of the current gross withdrawal ($1,500 + $200 = $1,700).

If the contract value before this withdrawal is $50,000, then the Maximum Annual Withdrawal is reduced by 3.40% ($1,700 / $50,000) to $4,830 ((1 - 3.40%) * $5,000)

**Illustration 2: Adjustment to the Maximum Annual Withdrawal amount for a withdrawal in excess of the Maximum Annual Withdrawal.**

Assume the Maximum Annual Withdrawal is $5,000.

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Because total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, there is an adjustment to the Maximum Annual Withdrawal.

Total gross withdrawals during the contract year are $6,000 ($3,000 + $1,500 + $1,500). The adjustment is the lesser of the amount by which the total gross withdrawals for the year exceed the Maximum Annual Withdrawal, $1,000, and the amount of the current gross withdrawal, $1,500.

Out of the last gross withdrawal of $1,500, $500 was within the Maximum Annual Withdrawal while $1,000 was in excess of the Maximum Annual Withdrawal. If the contract value prior to this gross withdrawal was $50,000, then the remaining contract value after withdrawing the amount within the Maximum Annual Withdrawal is $49,500 ($50,000 - $500). This amount is used to determine the reduction to the Maximum Annual Withdrawal. The percent reduction is equal to the adjustment ($1,000) divided by the contract value just prior to the excess withdrawal ($49,500). This percentage is 2.02% ($1,000 / $49,500). The Maximum Annual Withdrawal is reduced by 2.02% to $4,899 ((1 - 2.02%) * $5,000).

**Illustration 3: A withdrawal exceeds the Maximum Annual Withdrawal amount but does not exceed the Additional Withdrawal Amount.**

Assume the Maximum Annual Withdrawal is $5,000. On January 31, the Required Minimum Distribution for the current calendar year applicable to this contract is determined to be $6,000. The Additional Withdrawal Amount is set equal to the excess of this amount above the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000).

The first withdrawal taken during the contract year is $3,000 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. The Maximum Annual Withdrawal is not exceeded because total net withdrawals, $4,500, do not exceed the Maximum Annual Withdrawal, $5,000.

The next withdrawal taken during the contract year is $1,500 net, with $0 of surrender charges. Total net withdrawals taken, $6,000, exceed the Maximum Annual Withdrawal, $5,000, however, the Maximum Annual Withdrawal is not adjusted until the Additional Withdrawal Amount is exhausted. The amount by which total net withdrawals taken exceed the Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000), is the same as the Additional Withdrawal Amount, so no adjustment to the Maximum Annual Withdrawal is made. If total net withdrawals taken had exceeded the sum of the Maximum Annual Withdrawal and the Additional Withdrawal Amount, then an adjustment would be made to the Maximum Annual Withdrawal.

**Illustration 4: An Additional Withdrawal Amount expires at the end of the calendar year before it is withdrawn.**

Assume the most recent contract date was July 1, 2007 and the Maximum Annual Withdrawal is $5,000. Also assume RMDs, applicable to this contract, are $6,000 and $5,000 for the 2008 and 2009 calendar years respectively.

Between July 1, 2007 and December 31, 2007 a withdrawal of $5,000 is taken which exhausts the Maximum Annual Withdrawal.

On January 1, 2008 the Additional Withdrawal Amount is set equal to the excess of the 2008 RMD above the existing Maximum Annual Withdrawal, $1,000 ($6,000 - $5,000). Note that the Maximum Annual Withdrawal has been exhausted however is still used to calculate the Additional Withdrawal Amount.

The owner now has until December 31, 2008 to take the newly calculated Additional Withdrawal Amount of $1,000. The owner decides not to take the Additional Withdrawal Amount of $1,000 in 2008.

On January 1, 2009 the Additional Withdrawal Amount is set equal to the excess of the 2009 RMD above the existing Maximum Annual Withdrawal, $0 ($5,000 - $5,000). Note that the Additional Withdrawal Amount of $1,000 from the 2008 calendar year does not carry over to the 2009 calendar year.

**Illustration 5: The Reset Option is utilized.**

Assume the Maximum Annual Withdrawal is $5,000.

One year after the first withdrawal is taken, the contract value has increased to $120,000, and the Reset Option is utilized. The Maximum Annual Withdrawal is now $6,000 ($120,000 * 5%).

One year after the Reset Option was first utilized, the contract value has increased further to $130,000. The Reset Option is utilized again, and the Maximum Annual Withdrawal is now $6,500 ($130,000 * 5%).

# STATEMENT OF ADDITIONAL INFORMATION


# ING ROLLOVER CHOICE<sup>SM</sup> –NY


### INDIVIDUAL FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT


ISSUED BY
SEPARATE ACCOUNT NY-B


OF
RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information is not a prospectus.  The information contained herein should be read in conjunction with the Prospectus for the ReliaStar Life Insurance Company of New York Individual Flexible Premium Deferred Combination Fixed and Variable Annuity Contract, which is referred to herein. The Prospectus sets forth information that a prospective investor ought to know before investing.  For a copy of the Prospectus, send a written request to ReliaStar Life Insurance Company of New York, Customer Service Center, P.O. Box 9271, Des Moines, IA  50306-9271 or telephone 1-800-366-0066.


DATE OF PROSPECTUS
AND
STATEMENT OF ADDITIONAL INFORMATION:

April 28, 2008

# Table of Contents

| Item | Page |
|---|---|

# Introduction

This Statement of Additional Information provides background information regarding Separate Account NY-B.

## Description of ReliaStar Life Insurance Company of New York

ReliaStar Life Insurance Company of New York ("RLNY") is a New York stock life insurance company originally incorporated on June 11, 1917 under the name, The Morris Plan Insurance Society. RLNY is authorized to transact business in all states, the District of Columbia, the Dominican Republic and the Cayman Islands and is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance. Until October 1, 2003, RLNY was a wholly-owned subsidiary of Security-Connecticut Life Insurance Company ("Security-Connecticut"). Effective October 1, 2003, Security-Connecticut merged with and into its parent, ReliaStar Life Insurance Company ("ReliaStar"). ReliaStar is an indirect wholly-owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company, based in The Netherlands. RLNY's financial statements appear in the Statement of Additional Information. Although we are a subsidiary of ING, ING is not responsible for the obligations under the Contract. The obligations under the Contract are solely the responsibility of RLNY.

As of December 31, 2007, RLNY had approximately $441.4 million in stockholder's equity and approximately $3,525.9 billion in total assets, including approximately $1,112.5 billion of separate account assets. RLNY, an affiliate of ING USA, is licensed to do variable annuity business in the state of New York.

ING also owns Directed Services LLC., the investment manager of the ING Investors Trust and ING Partners, Inc., and the distributor of the contracts, and other interests. ING also owns ING Investments, LLC and ING Investment Management, LLC, portfolio managers of the ING Investors Trust, and the investment managers of the ING Variable Insurance Trust and the ING Variable Products Trust, respectively.

Our principal office is located at 1000 Woodbury Road, Suite 208, Woodbury, New York 11797.

## Separate Account NY-B of ReliaStar Life Insurance Company of New York

Separate Account NY-B of RLNY ("Separate Account NY-B") was established as a separate account of First Golden American Life Insurance Company of New York ("First Golden") on June 13, 1996. It became a separate account of RLNY as a result of the merger of First Golden into RLNY effective April 1, 2002. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Separate Account NY-B is a separate investment account used for our variable annuity contracts. We own all the assets in Separate Account NY-B but such assets are kept separate from our other accounts.

Separate Account NY-B is divided into subaccounts. Each subaccount invests exclusively in shares of one investment portfolio. Each investment portfolio has its own distinct investment objectives and policies. Income, gains and losses, realized or unrealized, of a portfolio are credited to or charged against the corresponding subaccount of Separate Account NY-B without regard to any other income, gains or losses of the Company. Assets equal to the reserves and other contract liabilities with respect to each are not chargeable with liabilities arising out of any other business of the Company. They may, however, be subject to liabilities arising from subaccounts whose assets we attribute to other variable annuity contracts supported by Separate Account NY-B. If the assets in Separate Account NY-B exceed the required reserves and other liabilities, we may transfer the excess to our general account. We are obligated to pay all benefits and make all payments provided under the contracts.

## Safekeeping of Assets

RLNY acts as its own custodian for Separate Account NY-B.

## The Administrator

On November 8, 1996, First Golden American Life Insurance Company of New York ("First Golden") and ING USA Annuity and Life Insurance Company ("ING USA") entered into an administrative service agreement pursuant to which ING USA agreed to provide certain accounting, actuarial, tax, underwriting, sales, management and other services to First Golden. Beginning on April 1, 2002, the effective date of the merger of First Golden into RLNY ("merger date"), the expenses incurred by ING USA in relation to this service agreement will be reimbursed by RLNY on an allocated cost basis. As of the merger date, RLNY was obligated to reimburse these expenses. For the years ended December 31, 2007, 2006 and 2005, RLNY incurred expenses of $0, $0 and $0, respectively, under the agreement with ING USA.

Also on November 8, 1996, First Golden, ING USA and Directed Services LLC entered into a service agreement pursuant to which First Golden and ING USA agreed to provide Directed Services LLC certain of its personnel to perform management, administrative and clerical services and the use of certain of its facilities. As of the merger date, RLNY will provide its personnel to provide such services. RLNY expects to charge Directed Services LLC for such expenses and all other general and administrative costs, first on the basis of direct charges when identifiable and second allocated based on the estimated amount of time spent by RLNY's employees on behalf of Directed Services LLC. For the year ended December 31, 2007, there were no charges to ING USA and Directed Services LLC for these services.

## Independent Registered Public Accounting Firm

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 an Independent Registered Public Accounting Firm, performs annual audits of ReliaStar Life Insurance Company of New York and Separate Account NY-B.

## Distribution of Contracts

The offering of contracts under the prospectus associated with this Statement of Additional Information is continuous. Directed Services LLC, an affiliate of RLNY, acts as the principal underwriter (as defined in the Securities Act of 1933 and the Investment Company Act of 1940, as amended) of the variable insurance products (the "variable insurance products") issued by RLNY. The contracts are distributed through registered representatives of other broker-dealers who have entered into selling agreements with Directed Services LLC. For the years ended 2007, 2006 and 2005 commissions paid by ING USA, including amounts paid by its affiliated Company, ReliaStar Life Insurance Company of New York, to Directed Services LLC aggregated $13,679,409, $10,048,681and $6,964,000, respectively. All commissions received by the distributor were passed through to the broker-dealers who sold the contracts. Directed Services LLC is located at 1475 Dunwoody Drive, West Chester, Pennsylvania 19380-1478.

## Published Ratings

From time to time, the rating of RLNY as an insurance company by A.M. Best Company may be referred to in advertisements or in reports to contract owners. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's ratings range from A++ to F. An A++ and A+ ratings mean, in the opinion of A.M. Best, that the insurer has demonstrated the strongest ability to meet its respective policyholder and other contractual obligations.

## Accumulation Unit Value

The calculation of the Accumulation Unit Value ("AUV") is discussed in the prospectus for the Contracts under Condensed Financial Information. Note that in your Contract, accumulation unit value is referred to as the Index of Investment Experience. The following illustrations show a calculation of a new AUV and the purchase of Units (using hypothetical examples). Note that the examples below are calculated for a Contract issued with the death benefit option with the highest mortality and expense risk charge. The mortality and expense risk charge associated with other death benefit options are lower than that used in the examples and would result in higher AUV's or contract values.

## Illustration of Calculation of AUV

### Example1.

| | |
|---|---|
| 1. AUV, beginning of period | $10.00 |
| 2. Value of securities, beginning of period | $10.00 |
| 3. Change in value of securities | $0.10 |
| 4. Gross investment return (3) divided by (2) | 0.01 |
| 5. Less daily mortality and expense charge | 0.00004280 |
| 6. Less asset based administrative charge | 0.00000411 |
| 7. Net investment return (4) minus (5) minus (6) | 0.009953092 |
| 8. Net investment factor (1.000000) plus (7) | 1.009953092 |
| 9. AUV, end of period (1) multiplied by (8) | $10.09953092 |

## Illustration of Purchase of Units (Assuming no state premium tax)

### Example 2.

| | |
|---|---|
| 1. Initial premium payment | $ 1,000 |
| 2. AUV on effective date of purchase (see Example 1) | $ 10.00 |
| 3. Number of units purchased (1) divided by (2) | 100 |
| 4. AUV for valuation date following purchase (see Example 1) | $10.09953092 |
| 5. Contract Value in account for valuation date following purchase (3) multiplied by (4) | $1,009.95 |

## IRA Partial Withdrawal Option

If the contract owner has an IRA contract and will attain age 70½ in the current calendar year, distributions will be made in accordance with the requirements of Federal tax law. This option is available to assure that the required minimum distributions from qualified plans under the Internal Revenue Code (the "Code") are made. Under the Code, distributions must begin no later than April 1st of the calendar year following the calendar year in which the contract owner attains age 70½. If the required minimum distribution is not withdrawn, there may be a penalty tax in an amount equal to 50% of the difference between the amount required to be withdrawn and the amount actually withdrawn. Even if the IRA Partial Withdrawal Option is not elected, distributions must nonetheless be made in accordance with the requirements of Federal tax law.

RLNY notifies the contract owner of these regulations with a letter mailed in the calendar year in which the contract owner reaches age 70½ which explains the IRA Partial Withdrawal Option and supplies an election form. If electing this option, the owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis (contract owner's life only) or, if the contract owner is married, on a joint life basis (contract owner's and spouse's lives combined). The contract owner selects the payment mode on a monthly, quarterly or annual basis. If the payment mode selected on the election form is more frequent than annually, the payments in the first calendar year in which the option is in effect will be based on the amount of payment modes remaining when RLNY receives the completed election form. RLNY calculates the IRA Partial Withdrawal amount each year based on the minimum distribution rules. We do this by dividing the contract value by the life expectancy. In the first year withdrawals begin; we use the contract value as of the date of the first payment. Thereafter, we use the contract value on December 31st of each year. The life expectancy is recalculated each year. Certain minimum distribution rules govern payouts if the designated beneficiary is other than the contract owner's spouse and the beneficiary is more than ten years younger than the contract owner.

## Performance Information

From time to time, we may advertise or include in reports to contract owners performance information for the subaccounts of Separate Account NY-B, including the average annual total return performance, yields and other nonstandard measures of performance. Such performance data will be computed, or accompanied by performance data computed, in accordance with standards defined by the SEC.

Except for the Liquid Assets subaccount, quotations of yield for the subaccounts will be based on all investment income per unit (contract value divided by the accumulation unit) earned during a given 30-day period, less expenses accrued during such period. Information on standard total average annual return performance will include average annual rates of total return for 1, 5, 10 year periods, or lesser periods depending on how long Separate Account NY-B, has been investing in the portfolio. We may show other total returns for periods of less than one year. Total return figures will be based on the actual historic performance of the subaccounts of Separate Account NY-B, assuming an investment at the beginning of the period when the separate account first invested in the portfolio and withdrawal of the investment at the end of the period, adjusted to reflect the deduction of all applicable portfolio and current contract charges. We may also show rates of total return on amounts invested at the beginning of the period with no withdrawal at the end of the period. Total return figures which assume no withdrawals at the end of the period will reflect all recurring charges, but will not reflect the surrender charge. In addition, we may present historic performance data for the investment portfolios since their inception reduced by some of all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts of Separate Account NY-B. This data is designed to show the performance that would have resulted if the Contract had been in existence before the separate account began investing in the portfolios.

Current yield for the Liquid Assets subaccount is based on income received by a hypothetical investment over a given 7-day period, less expenses accrued, and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks). We calculate "effective yield" for the Liquid Assets subaccount in a manner similar to that used to calculate yield, but when annualized, the income earned by the investment is assumed to be reinvested. The "effective yield" will thus be slightly higher that the "yield" because of the compounding effect of earnings. We calculate quotations of yield or the remaining subaccounts on all investment income per accumulation unit earned during a given 3-day period, after subtracting fees and expenses accrued during the period, assuming no surrender. **You should be aware that there is no guarantee that the Liquid Assets subaccount will have a positive or legal return.**

We may compare performance information for a subaccount to: (i) the Standard & Poor's 500 Stock Index, Dow Jones Industrial Average, Donoghue Money Market Institutional Averages, or any other applicable market indices; (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services (a widely used independent research firm which ranks mutual funds and other investment companies), or any other rating service; and (iii) the Consumer Price Index (measure for inflation) to determine the real rate of return of an investment in the Contract. Our reports and promotional literature may also contain other information including the ranking of any subaccount based on ranking of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by similar rating services.

Performance information reflects only the performance of a hypothetical contract and should be considered in light of other factors, including the investment objective of the investment portfolio and market conditions. Please keep in mind that past performance is not a guarantee of future results.

## Other Information

Registration statements have been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all of the information set forth in the registration statements, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

## Financial Statements of Separate Account NY-B

The audited financial statements of ReliaStar Life Insurance Company of New York Separate Account NY-B are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York Separate Account NY-B
   Statements of Assets and Liabilities as of December 31, 2007
   Statements of Operations for the year ended December 31, 2007
   Statements of Changes in Net Assets for the years ended December 31, 2007 and 2006
   Notes to Financial Statements

## Financial Statements of ReliaStar Life Insurance Company of New York

The audited financial statements of ReliaStar Life Insurance Company of New York are listed below and are included in this Statement of Additional Information:

Report of Independent Registered Public Accounting Firm
Audited Financial Statements of ReliaStar Life Insurance Company of New York
   Statements of Operations for the years ended December 31, 2007, 2006 and 2005
   Balance Sheets as of December 31, 2007 and 2006
   Statements of Changes in Shareholder's Equity for the years ended December 31, 2007, 2006 and 2005
   Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
   Notes to Financial Statements

FINANCIAL STATEMENTS

**ReliaStar Life Insurance Company of New York**

**Separate Account NY-B**

*Year ended December 31, 2007*

*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Financial Statements**
**Year ended December 31, 2007**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company of New York

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") as of December 31, 2007, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Franklin Templeton Variable Insurance Products Trust:
  Mutual Shares Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Capital Guardian Small/Mid Cap Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING EquitiesPlus Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Service Class
  ING FMR$^{SM}$ Mid Cap Growth Portfolio - Service Class
  ING Focus 5 Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy Portfolio - Service
    Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Global Technology Portfolio - Service Class
  ING International Growth Opportunities Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING LifeStyle Moderate Portfolio - Service Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING MarketPro Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO Core Bond Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Service Class
  ING Van Kampen Global Franchise Portfolio - Service Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Real Estate Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fundamental Research Portfolio - Initial Class
  ING Fundamental Research Portfolio - Service Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth Portfolio - Service
    Class
  ING Neuberger Berman Partners Portfolio - Service Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
  ING VP Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
  ING VP Global Equity Dividend Portfolio
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S

ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap Opportunity
    Portfolio
  Legg Mason Partners Variable Investors Portfolio
  Legg Mason Partners Variable Large Cap Value Portfolio
  Legg Mason Partners Variable Lifestyle Allocation 50%
  Legg Mason Partners Variable Lifestyle Allocation 70%
  Legg Mason Partners Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA - Service Class
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
  Pioneer Small Cap Value VCT Portfolio - Class II
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2007, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company of New York Separate Account NY-B at December 31, 2007, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

*Ernst & Young LLP*

Atlanta, Georgia
March 21, 2008

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | Columbia Small Cap Value Fund, Variable Series - Class B | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 295 | $ 1,339 | $ 6,472 | $ 19,976 | $ 3,393 |
| Total assets | 295 | 1,339 | 6,472 | 19,976 | 3,393 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Total liabilities | - | - | - | 1 | - |
| Net assets | $ 295 | $ 1,339 | $ 6,472 | $ 19,975 | $ 3,393 |
| | | | | | |
| Total number of mutual fund shares | 23,247 | 74,333 | 274,582 | 727,462 | 193,337 |
| | | | | | |
| Cost of mutual fund shares | $ 288 | $ 1,383 | $ 7,026 | $ 22,502 | $ 3,448 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING American Funds Growth Portfolio | ING American Funds Growth- Income Portfolio | ING American Funds International Portfolio | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 42,615 | $ 27,025 | $ 25,142 | $ 1,193 | $ 654 |
| Total assets | 42,615 | 27,025 | 25,142 | 1,193 | 654 |
| **Liabilities** | | | | | |
| Payable to related parties | 2 | 1 | 1 | - | - |
| Total liabilities | 2 | 1 | 1 | - | - |
| Net assets | $ 42,613 | $ 27,024 | $ 25,141 | $ 1,193 | $ 654 |
| Total number of mutual fund shares | 599,202 | 606,622 | 957,435 | 96,726 | 46,645 |
| Cost of mutual fund shares | $ 37,863 | $ 25,234 | $ 20,832 | $ 1,173 | $ 633 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
# SEPARATE ACCOUNT NY-B
## Statements of Assets and Liabilities
## December 31, 2007
*(Dollars in thousands)*

| | ING Capital Guardian U.S. Equities Portfolio - Service Class | ING EquitiesPlus Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class | ING FMR℠ Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,233 | $ 194 | $ 3,819 | $ 157 | $ 8,841 |
| Total assets | 1,233 | 194 | 3,819 | 157 | 8,841 |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 1,233 | $ 194 | $ 3,819 | $ 157 | $ 8,840 |
| Total number of mutual fund shares | 108,997 | 18,969 | 300,204 | 12,251 | 580,143 |
| Cost of mutual fund shares | $ 1,302 | $ 197 | $ 3,462 | $ 154 | $ 8,220 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Service Class | ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Service Class | ING Focus 5 Portfolio - Service Class | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 634 | $ 2,921 | $ 459 | $ 9,530 | $ 4,655 |
| Total assets | 634 | 2,921 | 459 | 9,530 | 4,655 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 634 | $ 2,921 | $ 459 | $ 9,530 | $ 4,655 |
| | | | | | |
| Total number of mutual fund shares | 56,419 | 230,182 | 44,061 | 851,642 | 481,900 |
| | | | | | |
| Cost of mutual fund shares | $ 610 | $ 3,140 | $ 458 | $ 9,635 | $ 4,653 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Service Class | ING Global Technology Portfolio - Service Class | ING International Growth Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,721 | $ 3,556 | $ 7,494 | $ 1,089 | $ 312 |
| Total assets | 5,721 | 3,556 | 7,494 | 1,089 | 312 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 5,721 | $ 3,556 | $ 7,494 | $ 1,089 | $ 312 |
| | | | | | |
| Total number of mutual fund shares | 589,769 | 294,597 | 286,138 | 141,976 | 30,119 |
| | | | | | |
| Cost of mutual fund shares | $ 5,807 | $ 3,933 | $ 6,576 | $ 1,077 | $ 272 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

|  | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** |  |  |  |  |  |
| Investments in mutual funds at fair value | $ 7,497 | $ 14,049 | $ 6,395 | $ 1,739 | $ 15,185 |
| Total assets | 7,497 | 14,049 | 6,395 | 1,739 | 15,185 |
|  |  |  |  |  |  |
| **Liabilities** |  |  |  |  |  |
| Payable to related parties | 1 | 1 | - | - | - |
| Total liabilities | 1 | 1 | - | - | - |
| Net assets | $ 7,496 | $ 14,048 | $ 6,395 | $ 1,739 | $ 15,185 |
|  |  |  |  |  |  |
| Total number of mutual fund shares | 423,571 | 524,603 | 481,925 | 148,003 | 825,734 |
|  |  |  |  |  |  |
| Cost of mutual fund shares | $ 7,134 | $ 10,559 | $ 6,628 | $ 1,731 | $ 13,670 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 7,220 | $ 27,986 | $ 59,327 | $ 60,552 | $ 28,695 |
| Total assets | 7,220 | 27,986 | 59,327 | 60,552 | 28,695 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | 4 | 3 | 1 |
| Total liabilities | - | 2 | 4 | 3 | 1 |
| Net assets | $ 7,220 | $ 27,984 | $ 59,323 | $ 60,549 | $ 28,694 |
| | | | | | |
| Total number of mutual fund shares | 690,205 | 2,004,712 | 4,388,086 | 4,679,462 | 2,284,644 |
| | | | | | |
| Cost of mutual fund shares | $ 7,309 | $ 27,366 | $ 57,048 | $ 57,663 | $ 27,751 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 513 | $ 25,977 | $ 482 | $ 8,519 | $ 5,453 |
| Total assets | 513 | 25,977 | 482 | 8,519 | 5,453 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | 1 | - |
| Total liabilities | - | 1 | - | 1 | - |
| Net assets | $ 513 | $ 25,976 | $ 482 | $ 8,518 | $ 5,453 |
| | | | | | |
| Total number of mutual fund shares | 46,128 | 25,976,816 | 37,986 | 450,017 | 319,832 |
| | | | | | |
| Cost of mutual fund shares | $ 525 | $ 25,977 | $ 468 | $ 7,879 | $ 4,531 |

*The accompanying notes are an integral part of these financial statements.*

10

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO Core Bond Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 11,494 | $ 7,122 | $ 8,171 | $ 9,568 | $ 6,521 |
| Total assets | 11,494 | 7,122 | 8,171 | 9,568 | 6,521 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | 1 | - | - |
| Total liabilities | 1 | - | 1 | - | - |
| Net assets | $ 11,493 | $ 7,122 | $ 8,170 | $ 9,568 | $ 6,521 |
| | | | | | |
| Total number of mutual fund shares | 630,503 | 399,223 | 398,974 | 834,192 | 659,353 |
| | | | | | |
| Cost of mutual fund shares | $ 11,496 | $ 5,806 | $ 7,718 | $ 9,075 | $ 6,690 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 270 | $ 5,563 | $ 18,487 | $ 10,340 | $ 8,903 |
| Total assets | 270 | 5,563 | 18,487 | 10,340 | 8,903 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | - | - |
| Total liabilities | - | - | 1 | - | - |
| Net assets | $ 270 | $ 5,563 | $ 18,486 | $ 10,340 | $ 8,903 |
| | | | | | |
| Total number of mutual fund shares | 20,555 | 451,528 | 748,778 | 679,341 | 618,675 |
| | | | | | |
| Cost of mutual fund shares | $ 262 | $ 5,419 | $ 19,263 | $ 9,974 | $ 9,031 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Global Franchise Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 602 | $ 383 | $ 5,000 | $ 2,583 | $ 6,415 |
| Total assets | 602 | 383 | 5,000 | 2,583 | 6,415 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 602 | $ 383 | $ 5,000 | $ 2,583 | $ 6,415 |
| | | | | | |
| Total number of mutual fund shares | 59,376 | 27,488 | 294,644 | 96,250 | 225,809 |
| | | | | | |
| Cost of mutual fund shares | $ 584 | $ 319 | $ 4,740 | $ 2,468 | $ 8,004 |

*The accompanying notes are an integral part of these financial statements.*

13

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
## Statements of Assets and Liabilities
## December 31, 2007
### *(Dollars in thousands)*

| | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,399 | $ 2,306 | $ 359 | $ 6,905 | $ 2,404 |
| Total assets | 2,399 | 2,306 | 359 | 6,905 | 2,404 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 2,399 | $ 2,306 | $ 359 | $ 6,905 | $ 2,404 |
| | | | | | |
| Total number of mutual fund shares | 169,879 | 136,235 | 32,696 | 355,006 | 230,227 |
| | | | | | |
| Cost of mutual fund shares | $ 2,332 | $ 2,241 | $ 364 | $ 6,439 | $ 2,378 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6,334 | $ 5,253 | $ 827 | $ 1,800 | $ 923 |
| Total assets | 6,334 | 5,253 | 827 | 1,800 | 923 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 6,334 | $ 5,253 | $ 827 | $ 1,800 | $ 923 |
| | | | | | |
| Total number of mutual fund shares | 310,638 | 300,004 | 52,766 | 37,839 | 82,045 |
| | | | | | |
| Cost of mutual fund shares | $ 6,200 | $ 5,038 | $ 754 | $ 1,763 | $ 899 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING Neuberger Berman Regency Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 292 | $ 267 | $ 10,071 | $ 201 | $ 3,853 |
| Total assets | 292 | 267 | 10,071 | 201 | 3,853 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | - | - |
| Total liabilities | - | - | 1 | - | - |
| Net assets | $ 292 | $ 267 | $ 10,070 | $ 201 | $ 3,853 |
| | | | | | |
| Total number of mutual fund shares | 27,022 | 15,800 | 611,856 | 3,283 | 282,675 |
| | | | | | |
| Cost of mutual fund shares | $ 307 | $ 202 | $ 9,545 | $ 200 | $ 3,764 |

*The accompanying notes are an integral part of these financial statements.*

16

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3 | $ 657 | $ 43 | $ 5,040 | $ 1,047 |
| Total assets | 3 | 657 | 43 | 5,040 | 1,047 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 3 | $ 657 | $ 43 | $ 5,040 | $ 1,047 |
| | | | | | |
| Total number of mutual fund shares | 93 | 62,695 | 4,511 | 403,521 | 27,925 |
| | | | | | |
| Cost of mutual fund shares | $ 3 | $ 581 | $ 44 | $ 5,133 | $ 1,044 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,002 | $ 5 | $ 3,256 | $ 5,269 | $ 2,707 |
| Total assets | 2,002 | 5 | 3,256 | 5,269 | 2,707 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Total liabilities | - | - | - | 1 | - |
| Net assets | $ 2,002 | $ 5 | $ 3,256 | $ 5,268 | $ 2,707 |
| | | | | | |
| Total number of mutual fund shares | 80,856 | 222 | 314,272 | 509,076 | 255,823 |
| | | | | | |
| Cost of mutual fund shares | $ 2,000 | $ 5 | $ 3,146 | $ 5,088 | $ 2,548 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 3,017 | $ 3,685 | $ 1,596 | $ 3,187 | $ 647 |
| Total assets | 3,017 | 3,685 | 1,596 | 3,187 | 647 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | - | - | - |
| Total liabilities | 1 | - | - | - | - |
| Net assets | $ 3,016 | $ 3,685 | $ 1,596 | $ 3,187 | $ 647 |
| | | | | | |
| Total number of mutual fund shares | 285,460 | 347,977 | 150,604 | 296,749 | 60,247 |
| | | | | | |
| Cost of mutual fund shares | $ 2,872 | $ 3,512 | $ 1,522 | $ 2,999 | $ 610 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 252 | $ 995 | $ 258 | $ 62 | $ 740 |
| Total assets | 252 | 995 | 258 | 62 | 740 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 252 | $ 995 | $ 258 | $ 62 | $ 740 |
| | | | | | |
| Total number of mutual fund shares | 23,302 | 91,460 | 24,620 | 5,504 | 69,829 |
| | | | | | |
| Cost of mutual fund shares | $ 236 | $ 925 | $ 255 | $ 56 | $ 715 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 14 | ING VP Global Equity Dividend Portfolio | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10,462 | $ 283 | $ 5,607 | $ 7,247 | $ 6,353 |
| Total assets | 10,462 | 283 | 5,607 | 7,247 | 6,353 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | - | 1 | - |
| Total liabilities | 1 | - | - | 1 | - |
| Net assets | $ 10,461 | $ 283 | $ 5,607 | $ 7,246 | $ 6,353 |
| | | | | | |
| Total number of mutual fund shares | 1,004,997 | 33,682 | 311,671 | 399,732 | 423,235 |
| | | | | | |
| Cost of mutual fund shares | $ 10,249 | $ 262 | $ 5,088 | $ 7,308 | $ 7,049 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | ING VP Value Opportunity Portfolio - Class S | ING VP Financial Services Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 155 | $ 1,183 | $ 56 | $ 633 | $ 247 |
| Total assets | 155 | 1,183 | 56 | 633 | 247 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 155 | $ 1,183 | $ 56 | $ 633 | $ 247 |
| | | | | | |
| Total number of mutual fund shares | 9,751 | 109,869 | 5,497 | 29,178 | 17,191 |
| | | | | | |
| Cost of mutual fund shares | $ 133 | $ 1,385 | $ 35 | $ 536 | $ 238 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class S | Legg Mason Partners Variable International All Cap Opportunity Portfolio | Legg Mason Partners Variable Investors Portfolio | Legg Mason Partners Variable Lifestyle Allocation 50% | Legg Mason Partners Variable Lifestyle Allocation 70% |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 8,008 | $ 199 | $ 603 | $ 1,982 | $ 856 |
| Total assets | 8,008 | 199 | 603 | 1,982 | 856 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 8,008 | $ 199 | $ 603 | $ 1,982 | $ 856 |
| | | | | | |
| Total number of mutual fund shares | 609,471 | 22,197 | 36,487 | 160,607 | 75,178 |
| | | | | | |
| Cost of mutual fund shares | $ 8,039 | $ 306 | $ 637 | $ 1,813 | $ 739 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Assets and Liabilities**
**December 31, 2007**
*(Dollars in thousands)*

| | Legg Mason Partners Variable Lifestyle Allocation 85% | Legg Mason Partners Variable High Income Portfolio | Legg Mason Partners Variable Money Market Portfolio | Oppenheimer Main Street Small Cap Fund®/VA - Service Class | Pioneer Equity-Income VCT Portfolio - Class II |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 399 | $ 176 | $ 146 | $ 47 | $ 47 |
| Total assets | 399 | 176 | 146 | 47 | 47 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 399 | $ 176 | $ 146 | $ 47 | $ 47 |
| | | | | | |
| Total number of mutual fund shares | 29,529 | 26,315 | 145,984 | 2,618 | 1,959 |
| | | | | | |
| Cost of mutual fund shares | $ 373 | $ 182 | $ 146 | $ 47 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Assets and Liabilities
### December 31, 2007
*(Dollars in thousands)*

| | Pioneer Small Cap Value VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 | ProFund VP Rising Rates Opportunity | ProFund VP Small-Cap |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 163 | $ 108 | $ 137 | $ 413 | $ 332 |
| Total assets | 163 | 108 | 137 | 413 | 332 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 163 | $ 108 | $ 137 | $ 413 | $ 332 |
| | | | | | |
| Total number of mutual fund shares | 12,678 | 3,490 | 3,856 | 22,325 | 10,809 |
| | | | | | |
| Cost of mutual fund shares | $ 206 | $ 101 | $ 112 | $ 451 | $ 371 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | Columbia Small Cap Value Fund, Variable Series - Class B | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 | Mutual Shares Securities Fund - Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 4 | $ 107 | $ 141 | $ 37 |
| Total investment income | 5 | 4 | 107 | 141 | 37 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 6 | 22 | 98 | 246 | 21 |
| Annual administrative charges | - | - | 1 | 2 | - |
| Contingent deferred sales charges | - | - | 3 | 3 | - |
| Other contract charges | 1 | 8 | 17 | 63 | 6 |
| Total expenses | 7 | 30 | 119 | 314 | 27 |
| Net investment income (loss) | (2) | (26) | (12) | (173) | 10 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | 12 | 203 | 435 | (70) |
| Capital gains distributions | 18 | 148 | 539 | 4,821 | 90 |
| Total realized gain (loss) on investments and capital gains distributions | 32 | 160 | 742 | 5,256 | 20 |
| Net unrealized appreciation (depreciation) of investments | (36) | (197) | (781) | (2,899) | (50) |
| Net realized and unrealized gain (loss) on investments | (4) | (37) | (39) | 2,357 | (30) |
| Net increase (decrease) in net assets resulting from operations | $ (6) | $ (63) | $ (51) | $ 2,184 | $ (20) |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio | ING American Funds International Portfolio | ING BlackRock Large Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 86 | $ 236 | $ 165 | $ - |
| Total investment income | - | 86 | 236 | 165 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 42 | 536 | 379 | 293 | 12 |
| Annual administrative charges | - | 3 | 2 | 2 | - |
| Contingent deferred sales charges | - | 5 | 4 | 3 | - |
| Other contract charges | 12 | 183 | 133 | 100 | 4 |
| Total expenses | 54 | 727 | 518 | 398 | 16 |
| Net investment income (loss) | (54) | (641) | (282) | (233) | (16) |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 64 | 772 | 579 | 392 | 24 |
| Capital gains distributions | 180 | 258 | 475 | 299 | - |
| Total realized gain (loss) on investments and capital gains distributions | 244 | 1,030 | 1,054 | 691 | 24 |
| Net unrealized appreciation (depreciation) of investments | 9 | 2,202 | (404) | 2,294 | 2 |
| Net realized and unrealized gain (loss) on investments | 253 | 3,232 | 650 | 2,985 | 26 |
| Net increase (decrease) in net assets resulting from operations | $ 199 | $ 2,591 | $ 368 | $ 2,752 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING BlackRock Large Cap Value Portfolio - Service Class | ING Capital Guardian Small/Mid Cap Portfolio - Service Class | ING Capital Guardian U.S. Equities Portfolio - Service Class | ING EquitiesPlus Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 3 | $ 6 | $ 6 | $ 4 |
| Total investment income | 2 | 3 | 6 | 6 | 4 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 10 | 10 | 16 | 3 | 46 |
| Annual administrative charges | - | - | - | - | - |
| Contingent deferred sales charges | - | - | - | - | - |
| Other contract charges | 3 | 1 | 3 | - | 16 |
| Total expenses | 13 | 11 | 19 | 3 | 62 |
| Net investment income (loss) | (11) | (8) | (13) | 3 | (58) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 612 | 24 | 4 | 86 |
| Capital gains distributions | 21 | - | 90 | 9 | 108 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 612 | 114 | 13 | 194 |
| Net unrealized appreciation (depreciation) of investments | (6) | (457) | (144) | (15) | 64 |
| Net realized and unrealized gain (loss) on investments | 21 | 155 | (30) | (2) | 258 |
| Net increase (decrease) in net assets resulting from operations | $ 10 | $ 147 | $ (43) | $ 1 | $ 200 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Evergreen Omega Portfolio - Service Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Service Class | ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Service Class | ING Focus 5 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 11 | $ - | $ - | $ 2 |
| Total investment income | - | 11 | - | - | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 2 | 124 | 9 | 44 | 1 |
| Annual administrative charges | - | 1 | - | 1 | - |
| Contingent deferred sales charges | - | 1 | - | 1 | - |
| Other contract charges | - | 36 | 1 | 9 | - |
| Total expenses | 2 | 162 | 10 | 55 | 1 |
| Net investment income (loss) | (2) | (151) | (10) | (55) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 11 | 373 | 8 | (98) | 1 |
| Capital gains distributions | 1 | 36 | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 409 | 8 | (98) | 2 |
| Net unrealized appreciation (depreciation) of investments | (1) | 553 | 15 | 142 | 1 |
| Net realized and unrealized gain (loss) on investments | 11 | 962 | 23 | 44 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 9 | $ 811 | $ 13 | $ (11) | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Real Estate Portfolio - Service Class | ING Global Resources Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 67 | $ - | $ - | $ 96 | $ 1 |
| Total investment income | 67 | - | - | 96 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 98 | 26 | 26 | 50 | 72 |
| Annual administrative charges | 1 | - | - | - | 1 |
| Contingent deferred sales charges | 1 | - | - | - | - |
| Other contract charges | 31 | 7 | 5 | 16 | 25 |
| Total expenses | 131 | 33 | 31 | 66 | 98 |
| Net investment income (loss) | (64) | (33) | (31) | 30 | (97) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 144 | (4) | (1) | 292 | 99 |
| Capital gains distributions | 9 | 2 | - | 2 | 444 |
| Total realized gain (loss) on investments and capital gains distributions | 153 | (2) | (1) | 294 | 543 |
| Net unrealized appreciation (depreciation) of investments | (250) | 2 | (86) | (669) | 840 |
| Net realized and unrealized gain (loss) on investments | (97) | - | (87) | (375) | 1,383 |
| Net increase (decrease) in net assets resulting from operations | $ (161) | $ (33) | $ (118) | $ (345) | $ 1,286 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Global Technology Portfolio - Service Class | ING International Growth Opportunities Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ - | $ 94 | $ 9 |
| Total investment income | - | 3 | - | 94 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 7 | 4 | 64 | 146 | 108 |
| Annual administrative charges | - | - | 1 | 1 | 1 |
| Contingent deferred sales charges | - | - | - | 1 | 1 |
| Other contract charges | 2 | - | 16 | 53 | 39 |
| Total expenses | 9 | 4 | 81 | 201 | 149 |
| Net investment income (loss) | (9) | (1) | (81) | (107) | (140) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 9 | 1 | 123 | 477 | 185 |
| Capital gains distributions | 5 | 53 | 84 | 22 | 383 |
| Total realized gain (loss) on investments and capital gains distributions | 14 | 54 | 207 | 499 | 568 |
| Net unrealized appreciation (depreciation) of investments | 11 | (8) | 271 | 2,474 | (688) |
| Net realized and unrealized gain (loss) on investments | 25 | 46 | 478 | 2,973 | (120) |
| Net increase (decrease) in net assets resulting from operations | $ 16 | $ 45 | $ 397 | $ 2,866 | $ (260) |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 22 | $ 8 | $ 37 | $ - | $ 139 |
| Total investment income | 22 | 8 | 37 | - | 139 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 27 | 164 | 12 | 109 | 338 |
| Annual administrative charges | - | 1 | - | 1 | 4 |
| Contingent deferred sales charges | - | 1 | - | 1 | 14 |
| Other contract charges | 7 | 59 | 1 | 37 | 132 |
| Total expenses | 34 | 225 | 13 | 148 | 488 |
| Net investment income (loss) | (12) | (217) | 24 | (148) | (349) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 90 | 332 | 304 | 101 | 583 |
| Capital gains distributions | 102 | 655 | 239 | 87 | 854 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 192 | 987 | 543 | 188 | 1,437 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (236) | 504 | (441) | (659) | (1,203) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (44) | 1,491 | 102 | (471) | 234 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (56) | $ 1,274 | $ 126 | $ (619) | $ (115) |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
### SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING LifeStyle Growth Portfolio - Service Class | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 413 | $ 596 | $ 280 | $ 11 | $ 683 |
| Total investment income | 413 | 596 | 280 | 11 | 683 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 712 | 753 | 319 | 8 | 231 |
| Annual administrative charges | 6 | 5 | 2 | - | 5 |
| Contingent deferred sales charges | 12 | 10 | 10 | 1 | 220 |
| Other contract charges | 271 | 247 | 90 | - | 44 |
| Total expenses | 1,001 | 1,015 | 421 | 9 | 500 |
| Net investment income (loss) | (588) | (419) | (141) | 2 | 183 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 536 | 377 | 331 | (19) | - |
| Capital gains distributions | 1,080 | 1,094 | 341 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,616 | 1,471 | 672 | (19) | - |
| Net unrealized appreciation (depreciation) of investments | (882) | (197) | (112) | 41 | - |
| Net realized and unrealized gain (loss) on investments | 734 | 1,274 | 560 | 22 | - |
| Net increase (decrease) in net assets resulting from operations | $ 146 | $ 855 | $ 419 | $ 24 | $ 183 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING MarketPro Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ 17 | $ - | $ 45 | $ 306 |
| Total investment income | 8 | 17 | - | 45 | 306 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 7 | 11 | 114 | 69 | 173 |
| Annual administrative charges | - | - | 1 | 1 | 2 |
| Contingent deferred sales charges | - | - | - | 1 | 4 |
| Other contract charges | 2 | 3 | 24 | 21 | 36 |
| Total expenses | 9 | 14 | 139 | 92 | 215 |
| Net investment income (loss) | (1) | 3 | (139) | (47) | 91 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 15 | (77) | (566) | 225 | 218 |
| Capital gains distributions | 12 | 115 | - | 270 | 572 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 38 | (566) | 495 | 790 |
| Net unrealized appreciation (depreciation) of investments | (14) | (10) | 1,580 | 222 | (683) |
| Net realized and unrealized gain (loss) on investments | 13 | 28 | 1,014 | 717 | 107 |
| Net increase (decrease) in net assets resulting from operations | $ 12 | $ 31 | $ 875 | $ 670 | $ 198 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO Core Bond Portfolio - Service Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 37 | $ 56 | $ 241 | $ 341 | $ 2 |
| Total investment income | 37 | 56 | 241 | 341 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 78 | 101 | 117 | 81 | 3 |
| Annual administrative charges | - | 1 | 1 | 1 | - |
| Contingent deferred sales charges | - | 3 | - | - | - |
| Other contract charges | 26 | 19 | 30 | 22 | 1 |
| Total expenses | 104 | 124 | 148 | 104 | 4 |
| Net investment income (loss) | (67) | (68) | 93 | 237 | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 252 | (141) | (11) | (7) | 2 |
| Capital gains distributions | 164 | - | - | 24 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 416 | (141) | (11) | 17 | 6 |
| Net unrealized appreciation (depreciation) of investments | 770 | 229 | 430 | (218) | (3) |
| Net realized and unrealized gain (loss) on investments | 1,186 | 88 | 419 | (201) | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 1,119 | $ 20 | $ 512 | $ 36 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING UBS U.S. Allocation Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 24 | $ 271 | $ 108 | $ 78 | $ 12 |
| Total investment income | 24 | 271 | 108 | 78 | 12 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 74 | 218 | 136 | 108 | 10 |
| Annual administrative charges | - | 1 | 1 | 1 | - |
| Contingent deferred sales charges | 1 | 3 | 2 | 1 | - |
| Other contract charges | 26 | 79 | 41 | 28 | 1 |
| Total expenses | 101 | 301 | 180 | 138 | 11 |
| Net investment income (loss) | (77) | (30) | (72) | (60) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 78 | 115 | 170 | 228 | 11 |
| Capital gains distributions | 240 | 1,474 | 286 | 173 | 47 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 318 | 1,589 | 456 | 401 | 58 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (191) | (1,413) | (405) | (448) | (58) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 127 | 176 | 51 | (47) | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 50 | $ 146 | $ (21) | $ (107) | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Global Franchise Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 36 | $ 74 | $ - |
| Total investment income | - | - | 36 | 74 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 6 | 51 | 36 | 102 | 25 |
| Annual administrative charges | - | - | 1 | 1 | - |
| Contingent deferred sales charges | - | - | - | 1 | - |
| Other contract charges | 2 | 16 | 6 | 34 | 10 |
| Total expenses | 8 | 67 | 43 | 138 | 35 |
| Net investment income (loss) | (8) | (67) | (7) | (64) | (35) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 10 | 19 | 93 | 39 | 36 |
| Capital gains distributions | 14 | 84 | 156 | 682 | 6 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 24 | 103 | 249 | 721 | 42 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 50 | 149 | (226) | (2,311) | 26 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 74 | 252 | 23 | (1,590) | 68 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 66 | $ 185 | $ 16 | $ (1,654) | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis New York Venture Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 26 | $ - | $ - | $ 2 | $ 11 |
| Total investment income | 26 | - | - | 2 | 11 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 35 | 6 | 81 | 26 | 65 |
| Annual administrative charges | - | - | - | - | - |
| Contingent deferred sales charges | - | - | 1 | - | - |
| Other contract charges | 9 | 2 | 30 | 9 | 23 |
| Total expenses | 44 | 8 | 112 | 35 | 88 |
| Net investment income (loss) | (18) | (8) | (112) | (33) | (77) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 29 | 7 | 128 | 16 | 22 |
| Capital gains distributions | - | - | - | - | 17 |
| Total realized gain (loss) on investments and capital gains distributions | 29 | 7 | 128 | 16 | 39 |
| Net unrealized appreciation (depreciation) of investments | (142) | (22) | 122 | (28) | 35 |
| Net realized and unrealized gain (loss) on investments | (113) | (15) | 250 | (12) | 74 |
| Net increase (decrease) in net assets resulting from operations | $ (131) | $ (23) | $ 138 | $ (45) | $ (3) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Fundamental Research Portfolio - Initial Class | ING Fundamental Research Portfolio - Service Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 41 | $ - | $ 83 | $ 5 | $ - |
| Total investment income | 41 | - | 83 | 5 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 26 | - | 67 | 14 | 24 |
| Annual administrative charges | 1 | - | 1 | - | - |
| Contingent deferred sales charges | - | - | 1 | - | - |
| Other contract charges | - | - | 15 | 2 | 8 |
| Total expenses | 27 | - | 84 | 16 | 32 |
| Net investment income (loss) | 14 | - | (1) | (11) | (32) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (99) | - | 342 | 41 | 28 |
| Capital gains distributions | 227 | 1 | - | 42 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 128 | 1 | 342 | 83 | 28 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (83) | - | (99) | (65) | (77) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 45 | 1 | 243 | 18 | (49) |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 59 | $ 1 | $ 242 | $ 7 | $ (81) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 2 | $ 3 | $ 99 | $ - |
| Total investment income | 2 | 2 | 3 | 99 | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 14 | 2 | 4 | 155 | 1 |
| Annual administrative charges | - | - | - | 1 | - |
| Contingent deferred sales charges | 2 | - | - | 3 | - |
| Other contract charges | 4 | 1 | 1 | 44 | - |
| Total expenses | 20 | 3 | 5 | 203 | 1 |
| Net investment income (loss) | (18) | (1) | (2) | (104) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | 2 | 7 | 560 | (2) |
| Capital gains distributions | 45 | - | 11 | 414 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 57 | 2 | 18 | 974 | - |
| Net unrealized appreciation (depreciation) of investments | 23 | (17) | (3) | (476) | 1 |
| Net realized and unrealized gain (loss) on investments | 80 | (15) | 15 | 498 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ 62 | $ (16) | $ 13 | $ 394 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 29 | $ - | $ 4 | $ - | $ 61 |
| Total investment income | 29 | - | 4 | - | 61 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 42 | - | 10 | 1 | 74 |
| Annual administrative charges | - | - | - | - | 1 |
| Contingent deferred sales charges | 1 | - | - | - | 1 |
| Other contract charges | 6 | - | 3 | - | 21 |
| Total expenses | 49 | - | 13 | 1 | 97 |
| Net investment income (loss) | (20) | - | (9) | (1) | (36) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 164 | 3 | 14 | 1 | 50 |
| Capital gains distributions | 29 | - | - | 3 | 135 |
| Total realized gain (loss) on investments and capital gains distributions | 193 | 3 | 14 | 4 | 185 |
| Net unrealized appreciation (depreciation) of investments | 45 | (2) | (10) | (2) | (421) |
| Net realized and unrealized gain (loss) on investments | 238 | 1 | 4 | 2 | (236) |
| Net increase (decrease) in net assets resulting from operations | $ 218 | $ 1 | $ (5) | $ 1 | $ (272) |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 13 | $ 28 | $ - | $ 84 | $ 154 |
| Total investment income | 13 | 28 | - | 84 | 154 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 10 | 4 | - | 69 | 112 |
| Annual administrative charges | - | - | - | 1 | 2 |
| Contingent deferred sales charges | 1 | - | - | 5 | 1 |
| Other contract charges | 3 | - | - | - | - |
| Total expenses | 14 | 4 | - | 75 | 115 |
| Net investment income (loss) | (1) | 24 | - | 9 | 39 |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 16 | 2 | - | 22 | 17 |
| Capital gains distributions | 16 | - | - | 59 | 43 |
| Total realized gain (loss) on investments and capital gains distributions | 32 | 2 | - | 81 | 60 |
| Net unrealized appreciation (depreciation) of investments | (32) | 2 | - | (30) | 27 |
| Net realized and unrealized gain (loss) on investments | - | 4 | - | 51 | 87 |
| Net increase (decrease) in net assets resulting from operations | $ (1) | $ 28 | $ - | $ 60 | $ 126 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 75 | $ 89 | $ 66 | $ 41 | $ 89 |
| Total investment income | 75 | 89 | 66 | 41 | 89 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 60 | 64 | 80 | 39 | 75 |
| Annual administrative charges | 1 | 1 | 1 | - | - |
| Contingent deferred sales charges | 1 | 1 | 2 | 3 | - |
| Other contract charges | - | - | - | - | - |
| Total expenses | 62 | 66 | 83 | 42 | 75 |
| Net investment income (loss) | 13 | 23 | (17) | (1) | 14 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 21 | 31 | 24 | 31 | 45 |
| Capital gains distributions | 1 | 69 | 171 | 91 | 116 |
| Total realized gain (loss) on investments and capital gains distributions | 22 | 100 | 195 | 122 | 161 |
| Net unrealized appreciation (depreciation) of investments | 46 | (71) | (175) | (101) | (128) |
| Net realized and unrealized gain (loss) on investments | 68 | 29 | 20 | 21 | 33 |
| Net increase (decrease) in net assets resulting from operations | $ 81 | $ 52 | $ 3 | $ 20 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 15 | $ 9 | $ 18 | $ 9 | $ 1 |
| Total investment income | 15 | 9 | 18 | 9 | 1 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and other charges | 15 | 7 | 20 | 38 | 9 |
| Annual administrative charges | - | - | - | - | - |
| Contingent deferred sales charges | - | - | - | 1 | - |
| Other contract charges | - | - | - | - | - |
| Total expenses | 15 | 7 | 20 | 39 | 9 |
| Net investment income (loss) | - | 2 | (2) | (30) | (8) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss) on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 5 | 13 | 3 | 491 | 157 |
| Capital gains distributions | 29 | 9 | 20 | 5 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 34 | 22 | 23 | 496 | 159 |
| Net unrealized appreciation (depreciation) of investments | (25) | (15) | (6) | (341) | (122) |
| Net realized and unrealized gain (loss) on investments | 9 | 7 | 17 | 155 | 37 |
| Net increase (decrease) in net assets resulting from operations | $ 9 | $ 9 | $ 15 | $ 125 | $ 29 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

|  | ING GET U.S. Core Portfolio - Series 13 | ING GET U.S. Core Portfolio - Series 14 | ING VP Global Equity Dividend Portfolio | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 44 | $ - | $ 14 | $ 39 | $ 33 |
| Total investment income | 44 | - | 14 | 39 | 33 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk |  |  |  |  |  |
| and other charges | 99 | 143 | 5 | 77 | 111 |
| Annual administrative charges | - | 2 | - | 1 | 1 |
| Contingent deferred sales charges | - | - | - | 1 | 1 |
| Other contract charges | - | - | 1 | 24 | 38 |
| Total expenses | 99 | 145 | 6 | 103 | 151 |
| Net investment income (loss) | (55) | (145) | 8 | (64) | (118) |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 247 | 7 | 24 | 138 | 52 |
| Capital gains distributions | - | - | 25 | - | 490 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 247 | 7 | 49 | 138 | 542 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 52 | 212 | (52) | 36 | (275) |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 299 | 219 | (3) | 174 | 267 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 244 | $ 74 | $ 5 | $ 110 | $ 149 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class S | ING VP Value Opportunity Portfolio - Class S | ING VP Financial Services Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 7 | $ 2 | $ 18 | $ - | $ - |
| Total investment income | 7 | 2 | 18 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 102 | 3 | 18 | 1 | 10 |
| Annual administrative charges | 1 | - | - | - | - |
| Contingent deferred sales charges | 1 | - | - | - | - |
| Other contract charges | 34 | - | 7 | - | 3 |
| Total expenses | 138 | 3 | 25 | 1 | 13 |
| Net investment income (loss) | (131) | (1) | (7) | (1) | (13) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 29 | 2 | 11 | - | 8 |
| Capital gains distributions | 587 | - | 71 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 616 | 2 | 82 | - | 8 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (1,077) | - | (266) | 11 | 50 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | (461) | 2 | (184) | 11 | 58 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (592) | $ 1 | $ (191) | $ 10 | $ 45 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class S | ING VP Intermediate Bond Portfolio - Class S | Legg Mason Partners Variable International All Cap Opportunity Portfolio | Legg Mason Partners Variable Investors Portfolio | Legg Mason Partners Variable Large Cap Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 8 | $ 283 | $ 2 | $ 8 | $ 2 |
| Total investment income | 8 | 283 | 2 | 8 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 81 | 3 | 6 | 3 |
| Annual administrative charges | - | - | - | 1 | - |
| Contingent deferred sales charges | - | - | - | - | - |
| Other contract charges | - | 30 | - | - | - |
| Total expenses | 5 | 111 | 3 | 7 | 3 |
| Net investment income (loss) | 3 | 172 | (1) | 1 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 37 | (6) | - | 145 |
| Capital gains distributions | 13 | - | 99 | 16 | - |
| Total realized gain (loss) on investments and capital gains distributions | 15 | 37 | 93 | 16 | 145 |
| Net unrealized appreciation (depreciation) of investments | (8) | 12 | (81) | (34) | (111) |
| Net realized and unrealized gain (loss) on investments | 7 | 49 | 12 | (18) | 34 |
| Net increase (decrease) in net assets resulting from operations | $ 10 | $ 221 | $ 11 | $ (17) | $ 33 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | Legg Mason Partners Variable Lifestyle Allocation 50% | Legg Mason Partners Variable Lifestyle Allocation 70% | Legg Mason Partners Variable Lifestyle Allocation 85% | Legg Mason Partners Variable High Income Portfolio | Legg Mason Partners Variable Money Market Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 73 | $ 24 | $ 6 | $ 16 | $ 7 |
| Total investment income | 73 | 24 | 6 | 16 | 7 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 32 | 13 | 6 | 3 | 2 |
| Annual administrative charges | 1 | 1 | 1 | - | 1 |
| Contingent deferred sales charges | 1 | - | - | - | 1 |
| Other contract charges | - | - | - | - | - |
| Total expenses | 34 | 14 | 7 | 3 | 4 |
| Net investment income (loss) | 39 | 10 | (1) | 13 | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 37 | (29) | (4) | (5) | - |
| Capital gains distributions | 20 | 15 | 27 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 57 | (14) | 23 | (5) | - |
| Net unrealized appreciation (depreciation) of investments | (48) | 27 | (15) | (10) | - |
| Net realized and unrealized gain (loss) on investments | 9 | 13 | 8 | (15) | - |
| Net increase (decrease) in net assets resulting from operations | $ 48 | $ 23 | $ 7 | $ (2) | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Operations**
**For the year ended December 31, 2007**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA - Service Class | Pioneer Equity- Income VCT Portfolio - Class II | Pioneer Small Cap Value VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
|   Dividends | $ - | $ - | $ 1 | $ 1 | $ 3 |
| Total investment income | - | - | 1 | 1 | 3 |
| Expenses: | | | | | |
|   Mortality, expense risk | | | | | |
|     and other charges | - | - | 3 | 2 | 2 |
|   Annual administrative charges | - | - | - | - | - |
|   Contingent deferred sales charges | - | - | - | 1 | - |
|   Other contract charges | - | - | - | 1 | - |
| Total expenses | - | - | 3 | 4 | 2 |
| Net investment income (loss) | - | - | (2) | (3) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (8) | 3 | 2 |
| Capital gains distributions | - | - | 46 | 1 | 1 |
| Total realized gain (loss) on investments | | | | | |
|   and capital gains distributions | - | - | 38 | 4 | 3 |
| Net unrealized appreciation | | | | | |
|   (depreciation) of investments | - | - | (53) | - | 12 |
| Net realized and unrealized gain (loss) | | | | | |
|   on investments | - | - | (15) | 4 | 15 |
| Net increase (decrease) in net assets | | | | | |
|   resulting from operations | $ - | $ - | $ (17) | $ 1 | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Operations
### For the year ended December 31, 2007
*(Dollars in thousands)*

| | ProFund VP Rising Rates Opportunity | ProFund VP Small-Cap |
|---|---|---|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ 24 | $ 3 |
| Total investment income | 24 | 3 |
| Expenses: | | |
| Mortality, expense risk and other charges | 8 | 5 |
| Annual administrative charges | - | - |
| Contingent deferred sales charges | - | - |
| Other contract charges | 2 | 1 |
| Total expenses | 10 | 6 |
| Net investment income (loss) | 14 | (3) |
| | | |
| **Realized and unrealized gain (loss) on investments** | | |
| Net realized gain (loss) on investments | 7 | 3 |
| Capital gains distributions | - | 49 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 52 |
| Net unrealized appreciation (depreciation) of investments | (48) | (62) |
| Net realized and unrealized gain (loss) on investments | (41) | (10) |
| Net increase (decrease) in net assets resulting from operations | $ (27) | $ (13) |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | AIM V.I. Leisure Fund - Series I Shares | Columbia Small Cap Value Fund, Variable Series - Class B | Fidelity® VIP Equity-Income Portfolio - Service Class 2 | Fidelity® VIP Contrafund® Portfolio - Service Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 275 | $ 810 | $ 3,121 | $ 4,669 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (22) | 49 | (75) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 26 | 52 | 551 | 1,049 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 49 | 139 | 38 | (137) |
| Net increase (decrease) in net assets from operations | 72 | 169 | 638 | 837 |
| Changes from principal transactions: | | | | |
| Premiums | 106 | 479 | 1,977 | 6,432 |
| Death benefits | (2) | - | (124) | (129) |
| Surrenders and withdrawals | (65) | (61) | (590) | 888 |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | 2 | 8 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 39 | 418 | 1,265 | 7,199 |
| Total increase (decrease) in net assets | 111 | 587 | 1,903 | 8,036 |
| **Net assets at December 31, 2006** | 386 | 1,397 | 5,024 | 12,705 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (26) | (12) | (173) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 32 | 160 | 742 | 5,256 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (36) | (197) | (781) | (2,899) |
| Net increase (decrease) in net assets from operations | (6) | (63) | (51) | 2,184 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 1,785 | 6,080 |
| Death benefits | - | - | (123) | (3) |
| Surrenders and withdrawals | (85) | 5 | (174) | (1,041) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | 11 | 50 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (85) | 5 | 1,499 | 5,086 |
| Total increase (decrease) in net assets | (91) | (58) | 1,448 | 7,270 |
| **Net assets at December 31, 2007** | $ 295 | $ 1,339 | $ 6,472 | $ 19,975 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Mutual Shares Securities Fund - Class 2 | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING American Funds Growth Portfolio | ING American Funds Growth-Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 1,477 | $ 10,807 | $ 9,574 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (34) | (340) | (202) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3 | 441 | 312 | 200 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 50 | (397) | 1,456 | 1,736 |
| Net increase (decrease) in net assets from operations | 50 | 10 | 1,428 | 1,734 |
| Changes from principal transactions: | | | | |
| Premiums | 636 | 1,011 | 13,138 | 9,365 |
| Death benefits | - | (76) | (17) | (9) |
| Surrenders and withdrawals | 334 | (39) | 531 | (871) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | 5 | 21 | 37 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 970 | 901 | 13,673 | 8,522 |
| Total increase (decrease) in net assets | 1,020 | 911 | 15,101 | 10,256 |
| **Net assets at December 31, 2006** | 1,020 | 2,388 | 25,908 | 19,830 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | (54) | (641) | (282) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 20 | 244 | 1,030 | 1,054 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (50) | 9 | 2,202 | (404) |
| Net increase (decrease) in net assets from operations | (20) | 199 | 2,591 | 368 |
| Changes from principal transactions: | | | | |
| Premiums | 1,115 | 1,097 | 15,291 | 8,998 |
| Death benefits | - | 7 | (28) | (68) |
| Surrenders and withdrawals | (2,115) | (319) | (1,281) | (2,257) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | 21 | 132 | 153 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,000) | 806 | 14,114 | 6,826 |
| Total increase (decrease) in net assets | (1,020) | 1,005 | 16,705 | 7,194 |
| **Net assets at December 31, 2007** | $ - | $ 3,393 | $ 42,613 | $ 27,024 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING American Funds International Portfolio | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Service Class | ING Capital Guardian Small/Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 5,458 | $ 267 | $ 152 | $ 2,366 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (122) | (8) | (3) | (26) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 209 | 34 | 14 | 68 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,244 | 1 | 22 | 188 |
| Net increase (decrease) in net assets from operations | 1,331 | 27 | 33 | 230 |
| Changes from principal transactions: | | | | |
| Premiums | 6,113 | 233 | 210 | 77 |
| Death benefits | (13) | (3) | - | (156) |
| Surrenders and withdrawals | (135) | (2) | 15 | (310) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 15 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 5,980 | 228 | 225 | (389) |
| Total increase (decrease) in net assets | 7,311 | 255 | 258 | (159) |
| **Net assets at December 31, 2006** | 12,769 | 522 | 410 | 2,207 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (233) | (16) | (11) | (8) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 691 | 24 | 27 | 612 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,294 | 2 | (6) | (457) |
| Net increase (decrease) in net assets from operations | 2,752 | 10 | 10 | 147 |
| Changes from principal transactions: | | | | |
| Premiums | 9,165 | 705 | 232 | 1 |
| Death benefits | (24) | (17) | - | - |
| Surrenders and withdrawals | 443 | (30) | - | (2,355) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 36 | 3 | 2 | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,620 | 661 | 234 | (2,354) |
| Total increase (decrease) in net assets | 12,372 | 671 | 244 | (2,207) |
| **Net assets at December 31, 2007** | $ 25,141 | $ 1,193 | $ 654 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Capital Guardian U.S. Equities Portfolio - Service Class | ING EquitiesPlus Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 659 | $ - | $ 1,324 | $ 77 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | (1) | (41) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 100 | 2 | 63 | 7 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (30) | 12 | 246 | 2 |
| Net increase (decrease) in net assets from operations | 61 | 13 | 268 | 7 |
| Changes from principal transactions: | | | | |
| Premiums | 252 | 39 | 1,563 | (1) |
| Death benefits | (6) | - | (22) | (11) |
| Surrenders and withdrawals | (134) | 113 | (236) | 10 |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | (1) | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 112 | 152 | 1,304 | (2) |
| Total increase (decrease) in net assets | 173 | 165 | 1,572 | 5 |
| **Net assets at December 31, 2006** | 832 | 165 | 2,896 | 82 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | 3 | (58) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 114 | 13 | 194 | 12 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (144) | (15) | 64 | (1) |
| Net increase (decrease) in net assets from operations | (43) | 1 | 200 | 9 |
| Changes from principal transactions: | | | | |
| Premiums | 386 | 79 | 1,025 | 78 |
| Death benefits | - | - | 8 | 7 |
| Surrenders and withdrawals | 55 | (51) | (317) | (19) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 3 | - | 7 | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 444 | 28 | 723 | 66 |
| Total increase (decrease) in net assets | 401 | 29 | 923 | 75 |
| **Net assets at December 31, 2007** | $ 1,233 | $ 194 | $ 3,819 | $ 157 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING FMR^SM Diversified Mid Cap Portfolio - Service Class | ING FMR^SM Large Cap Growth Portfolio - Service Class | ING FMR^SM Mid Cap Growth Portfolio - Service Class | ING Focus 5 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,952 | $ 420 | $ 2,186 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (82) | (7) | (34) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 383 | 5 | (180) | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (5) | (1) | 319 | - |
| Net increase (decrease) in net assets from operations | 296 | (3) | 105 | - |
| Changes from principal transactions: | | | | |
| Premiums | 2,822 | - | 385 | - |
| Death benefits | (4) | - | (56) | - |
| Surrenders and withdrawals | 66 | 194 | 416 | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,884 | 194 | 745 | - |
| Total increase (decrease) in net assets | 3,180 | 191 | 850 | - |
| **Net assets at December 31, 2006** | 5,132 | 611 | 3,036 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (151) | (10) | (55) | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 409 | 8 | (98) | 2 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 553 | 15 | 142 | 1 |
| Net increase (decrease) in net assets from operations | 811 | 13 | (11) | 4 |
| Changes from principal transactions: | | | | |
| Premiums | 2,605 | 68 | 79 | 475 |
| Death benefits | (12) | (30) | (9) | - |
| Surrenders and withdrawals | 242 | (28) | (174) | (20) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 62 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,897 | 10 | (104) | 455 |
| Total increase (decrease) in net assets | 3,708 | 23 | (115) | 459 |
| **Net assets at December 31, 2007** | $ 8,840 | $ 634 | $ 2,921 | $ 459 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Franklin Income Portfolio - Service Class | ING Franklin Mutual Shares Portfolio - Service Class | ING Franklin Templeton Founding Strategy Portfolio - Service Class | ING Global Real Estate Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | - | - | 15 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2 | - | - | 17 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 145 | - | - | 292 |
| Net increase (decrease) in net assets from operations | 132 | - | - | 324 |
| Changes from principal transactions: | | | | |
| Premiums | 2,277 | - | - | 747 |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | 382 | - | - | 946 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 18 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,677 | - | - | 1,693 |
| Total increase (decrease) in net assets | 2,809 | - | - | 2,017 |
| **Net assets at December 31, 2006** | 2,809 | - | - | 2,017 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (64) | (33) | (31) | 30 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 153 | (2) | (1) | 294 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (250) | 2 | (86) | (669) |
| Net increase (decrease) in net assets from operations | (161) | (33) | (118) | (345) |
| Changes from principal transactions: | | | | |
| Premiums | 6,295 | 1,893 | 4,640 | 2,244 |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | 436 | 2,764 | 1,131 | (360) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 151 | 31 | 68 | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 6,882 | 4,688 | 5,839 | 1,884 |
| Total increase (decrease) in net assets | 6,721 | 4,655 | 5,721 | 1,539 |
| **Net assets at December 31, 2007** | $ 9,530 | $ 4,655 | $ 5,721 | $ 3,556 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Global Resources Portfolio - Service Class | ING Global Technology Portfolio - Service Class | ING International Growth Opportunities Portfolio - Service Class | ING Janus Contrarian Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 894 | $ 112 | $ 226 | $ 272 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (32) | (4) | 1 | (6) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 267 | 21 | 34 | 44 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 19 | 2 | 10 | 52 |
| Net increase (decrease) in net assets from operations | 254 | 19 | 45 | 90 |
| Changes from principal transactions: | | | | |
| Premiums | 1,466 | 111 | - | 415 |
| Death benefits | - | (55) | - | - |
| Surrenders and withdrawals | 482 | (26) | (3) | (21) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 2 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,950 | 30 | (3) | 394 |
| Total increase (decrease) in net assets | 2,204 | 49 | 42 | 484 |
| **Net assets at December 31, 2006** | 3,098 | 161 | 268 | 756 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (97) | (9) | (1) | (81) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 543 | 14 | 54 | 207 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 840 | 11 | (8) | 271 |
| Net increase (decrease) in net assets from operations | 1,286 | 16 | 45 | 397 |
| Changes from principal transactions: | | | | |
| Premiums | 2,855 | 746 | - | 2,703 |
| Death benefits | - | 38 | - | (7) |
| Surrenders and withdrawals | 240 | 128 | (1) | 3,644 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 15 | - | - | 3 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,110 | 912 | (1) | 6,343 |
| Total increase (decrease) in net assets | 4,396 | 928 | 44 | 6,740 |
| **Net assets at December 31, 2007** | $ 7,494 | $ 1,089 | $ 312 | $ 7,496 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,148 | $ 2,518 | $ 1,770 | $ 2,083 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (54) | (95) | (21) | (79) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 332 | 187 | 75 | 71 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 757 | 457 | 203 | 962 |
| Net increase (decrease) in net assets from operations | 1,035 | 549 | 257 | 954 |
| Changes from principal transactions: | | | | |
| Premiums | 2,794 | 3,158 | 510 | 2,428 |
| Death benefits | (38) | - | - | (13) |
| Surrenders and withdrawals | 715 | (247) | (860) | 887 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 1 | - | - | 40 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,472 | 2,911 | (350) | 3,342 |
| Total increase (decrease) in net assets | 4,507 | 3,460 | (93) | 4,296 |
| **Net assets at December 31, 2006** | 5,655 | 5,978 | 1,677 | 6,379 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (107) | (140) | (12) | (217) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 499 | 568 | 192 | 987 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,474 | (688) | (236) | 504 |
| Net increase (decrease) in net assets from operations | 2,866 | (260) | (56) | 1,274 |
| Changes from principal transactions: | | | | |
| Premiums | 5,488 | 2,154 | 373 | 4,190 |
| Death benefits | (23) | (9) | (33) | 9 |
| Surrenders and withdrawals | 46 | (1,475) | (222) | 3,294 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 16 | 7 | - | 39 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 5,527 | 677 | 118 | 7,532 |
| Total increase (decrease) in net assets | 8,393 | 417 | 62 | 8,806 |
| **Net assets at December 31, 2007** | $ 14,048 | $ 6,395 | $ 1,739 | $ 15,185 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

|  | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING LifeStyle Aggressive Growth Portfolio - Service Class | ING LifeStyle Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 1,496 | $ 3,032 | $ 5,317 | $ 10,165 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (16) | (96) | (206) | (344) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 58 | 121 | 308 | 484 |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | 237 | 348 | 1,574 | 2,669 |
| Net increase (decrease) in net assets from operations | 279 | 373 | 1,676 | 2,809 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 314 | 3,536 | 10,225 | 21,431 |
| Death benefits | - | (40) | (137) | (42) |
| Surrenders and withdrawals | 345 | (527) | 339 | 481 |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | 6 | 75 | 14 | 129 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | 665 | 3,044 | 10,441 | 21,999 |
| Total increase (decrease) in net assets | 944 | 3,417 | 12,117 | 24,808 |
| **Net assets at December 31, 2006** | 2,440 | 6,449 | 17,434 | 34,973 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 24 | (148) | (349) | (588) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 543 | 188 | 1,437 | 1,616 |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | (441) | (659) | (1,203) | (882) |
| Net increase (decrease) in net assets from operations | 126 | (619) | (115) | 146 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | 113 | 1,666 | 12,995 | 25,048 |
| Death benefits | (16) | (7) | - | - |
| Surrenders and withdrawals | (2,663) | (276) | (2,427) | (990) |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | - | 7 | 97 | 146 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | (2,566) | 1,390 | 10,665 | 24,204 |
| Total increase (decrease) in net assets | (2,440) | 771 | 10,550 | 24,350 |
| **Net assets at December 31, 2007** | $ - | $ 7,220 | $ 27,984 | $ 59,323 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Service Class | ING LifeStyle Moderate Portfolio - Service Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 12,710 | $ 6,309 | $ 941 | $ 4,092 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (275) | (79) | 17 | (24) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 471 | 225 | (15) | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 2,575 | 832 | 17 | - |
| Net increase (decrease) in net assets from operations | 2,771 | 978 | 19 | (24) |
| Changes from principal transactions: | | | | |
| Premiums | 21,101 | 6,406 | 12 | 14,685 |
| Death benefits | (69) | - | (13) | (22) |
| Surrenders and withdrawals | 1,143 | 892 | (205) | (11,685) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 99 | 1 | - | 4 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 22,274 | 7,299 | (206) | 2,982 |
| Total increase (decrease) in net assets | 25,045 | 8,277 | (187) | 2,958 |
| **Net assets at December 31, 2006** | 37,755 | 14,586 | 754 | 7,050 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (419) | (141) | 2 | 183 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,471 | 672 | (19) | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (197) | (112) | 41 | - |
| Net increase (decrease) in net assets from operations | 855 | 419 | 24 | 183 |
| Changes from principal transactions: | | | | |
| Premiums | 22,259 | 13,885 | 8 | 18,124 |
| Death benefits | - | (445) | - | (244) |
| Surrenders and withdrawals | (760) | (77) | (273) | 745 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 440 | 326 | - | 118 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 21,939 | 13,689 | (265) | 18,743 |
| Total increase (decrease) in net assets | 22,794 | 14,108 | (241) | 18,926 |
| **Net assets at December 31, 2007** | $ 60,549 | $ 28,694 | $ 513 | $ 25,976 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Service Class | ING MarketPro Portfolio - Service Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 201 | $ - | $ 5,971 | $ 1,817 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (1) | (109) | (58) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 37 | - | (1,066) | 70 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 13 | 10 | 1,393 | 535 |
| Net increase (decrease) in net assets from operations | 47 | 9 | 218 | 547 |
| Changes from principal transactions: | | | | |
| Premiums | 211 | 262 | 1,391 | 1,116 |
| Death benefits | - | - | (244) | (27) |
| Surrenders and withdrawals | - | (1) | (179) | (41) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | 27 | 5 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 211 | 261 | 995 | 1,053 |
| Total increase (decrease) in net assets | 258 | 270 | 1,213 | 1,600 |
| **Net assets at December 31, 2006** | 459 | 270 | 7,184 | 3,417 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 3 | (139) | (47) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 27 | 38 | (566) | 495 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (14) | (10) | 1,580 | 222 |
| Net increase (decrease) in net assets from operations | 12 | 31 | 875 | 670 |
| Changes from principal transactions: | | | | |
| Premiums | 48 | 634 | 1,093 | 1,371 |
| Death benefits | - | - | (9) | 9 |
| Surrenders and withdrawals | (37) | (935) | (626) | (30) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | 1 | 16 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 11 | (301) | 459 | 1,366 |
| Total increase (decrease) in net assets | 23 | (270) | 1,334 | 2,036 |
| **Net assets at December 31, 2007** | $ 482 | $ - | $ 8,518 | $ 5,453 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO Core Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 8,270 | $ 988 | $ 2,788 | $ 4,307 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 48 | (35) | (27) | 32 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 557 | 40 | (166) | (9) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 310 | 557 | 725 | 121 |
| Net increase (decrease) in net assets from operations | 915 | 562 | 532 | 144 |
| Changes from principal transactions: | | | | |
| Premiums | 2,234 | 1,617 | 1,551 | 2,350 |
| Death benefits | (70) | (11) | (127) | (29) |
| Surrenders and withdrawals | (813) | 322 | 696 | (279) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 8 | 14 | 4 | 32 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,359 | 1,942 | 2,124 | 2,074 |
| Total increase (decrease) in net assets | 2,274 | 2,504 | 2,656 | 2,218 |
| **Net assets at December 31, 2006** | 10,544 | 3,492 | 5,444 | 6,525 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 91 | (67) | (68) | 93 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 790 | 416 | (141) | (11) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (683) | 770 | 229 | 430 |
| Net increase (decrease) in net assets from operations | 198 | 1,119 | 20 | 512 |
| Changes from principal transactions: | | | | |
| Premiums | 2,147 | 2,488 | 2,029 | 3,535 |
| Death benefits | (122) | - | (74) | - |
| Surrenders and withdrawals | (1,282) | (28) | 738 | (1,044) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 8 | 51 | 13 | 40 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 751 | 2,511 | 2,706 | 2,531 |
| Total increase (decrease) in net assets | 949 | 3,630 | 2,726 | 3,043 |
| **Net assets at December 31, 2007** | $ 11,493 | $ 7,122 | $ 8,170 | $ 9,568 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2006** | $ 2,518 | $ 77 | $ 1,473 | $ 2,834 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 153 | (1) | (43) | (43) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 34 | 5 | 38 | 489 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 49 | 9 | 302 | 396 |
| Net increase (decrease) in net assets from operations | 236 | 13 | 297 | 842 |
| Changes from principal transactions: | | | | |
| Premiums | 1,693 | 51 | 1,441 | 5,222 |
| Death benefits | (44) | - | (4) | (78) |
| Surrenders and withdrawals | (83) | (11) | 620 | 1,319 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 11 | - | 9 | 31 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,577 | 40 | 2,066 | 6,494 |
| Total increase (decrease) in net assets | 1,813 | 53 | 2,363 | 7,336 |
| **Net assets at December 31, 2006** | 4,331 | 130 | 3,836 | 10,170 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 237 | (2) | (77) | (30) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 17 | 6 | 318 | 1,589 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (218) | (3) | (191) | (1,413) |
| Net increase (decrease) in net assets from operations | 36 | 1 | 50 | 146 |
| Changes from principal transactions: | | | | |
| Premiums | 2,353 | 112 | 1,782 | 7,975 |
| Death benefits | (40) | - | - | - |
| Surrenders and withdrawals | (170) | 19 | (150) | 154 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 11 | 8 | 45 | 41 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,154 | 139 | 1,677 | 8,170 |
| Total increase (decrease) in net assets | 2,190 | 140 | 1,727 | 8,316 |
| **Net assets at December 31, 2007** | $ 6,521 | $ 270 | $ 5,563 | $ 18,486 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Service Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Capital Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 4,382 | $ 1,139 | $ 560 | $ 217 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (35) | (16) | (2) | (5) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 396 | 191 | 17 | 16 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 549 | 289 | 38 | 1 |
| Net increase (decrease) in net assets from operations | 910 | 464 | 53 | 12 |
| Changes from principal transactions: | | | | |
| Premiums | 2,524 | 2,042 | 2 | 144 |
| Death benefits | (80) | - | (2) | - |
| Surrenders and withdrawals | (573) | 121 | 26 | 41 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 20 | 5 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,891 | 2,168 | 26 | 185 |
| Total increase (decrease) in net assets | 2,801 | 2,632 | 79 | 197 |
| **Net assets at December 31, 2006** | 7,183 | 3,771 | 639 | 414 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (72) | (60) | 1 | (8) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 456 | 401 | 58 | 24 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (405) | (448) | (58) | 50 |
| Net increase (decrease) in net assets from operations | (21) | (107) | 1 | 66 |
| Changes from principal transactions: | | | | |
| Premiums | 1,713 | 3,701 | - | 25 |
| Death benefits | (241) | - | - | (2) |
| Surrenders and withdrawals | 1,693 | 1,524 | (38) | (120) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 13 | 14 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,178 | 5,239 | (38) | (97) |
| Total increase (decrease) in net assets | 3,157 | 5,132 | (37) | (31) |
| **Net assets at December 31, 2007** | $ 10,340 | $ 8,903 | $ 602 | $ 383 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Van Kampen Global Franchise Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 429 | $ 2,026 | $ 2,090 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (11) | (30) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 58 | 241 | 486 | 8 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 98 | 94 | 523 | 41 |
| Net increase (decrease) in net assets from operations | 151 | 324 | 979 | 49 |
| Changes from principal transactions: | | | | |
| Premiums | 779 | 439 | 2,190 | 306 |
| Death benefits | (20) | - | (115) | - |
| Surrenders and withdrawals | 223 | (346) | (182) | 57 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 5 | - | 4 | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 987 | 93 | 1,897 | 363 |
| Total increase (decrease) in net assets | 1,138 | 417 | 2,876 | 412 |
| **Net assets at December 31, 2006** | 1,567 | 2,443 | 4,966 | 412 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (67) | (7) | (64) | (35) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 103 | 249 | 721 | 42 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 149 | (226) | (2,311) | 26 |
| Net increase (decrease) in net assets from operations | 185 | 16 | (1,654) | 33 |
| Changes from principal transactions: | | | | |
| Premiums | 2,306 | 516 | 3,600 | 1,880 |
| Death benefits | (3) | (30) | (19) | - |
| Surrenders and withdrawals | 910 | (367) | (482) | 44 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 35 | 5 | 4 | 30 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,248 | 124 | 3,103 | 1,954 |
| Total increase (decrease) in net assets | 3,433 | 140 | 1,449 | 1,987 |
| **Net assets at December 31, 2007** | $ 5,000 | $ 2,583 | $ 6,415 | $ 2,399 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 983 | $ - | $ 793 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | (2) | (46) | (5) |
| Total realized gain (loss) on investments and capital gains distributions | (18) | 8 | 57 | (1) |
| Net unrealized appreciation (depreciation) of investments | 248 | 17 | 330 | 54 |
| Net increase (decrease) in net assets from operations | 215 | 23 | 341 | 48 |
| Changes from principal transactions: | | | | |
| Premiums | 990 | 299 | 2,613 | 747 |
| Death benefits | (17) | - | - | (2) |
| Surrenders and withdrawals | 108 | 16 | 240 | 73 |
| Transfers between Divisions (including fixed account), net | - | - | 21 | (1) |
| Increase (decrease) in net assets derived from principal transactions | 1,081 | 315 | 2,874 | 817 |
| Total increase (decrease) in net assets | 1,296 | 338 | 3,215 | 865 |
| **Net assets at December 31, 2006** | 2,279 | 338 | 4,008 | 865 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (18) | (8) | (112) | (33) |
| Total realized gain (loss) on investments and capital gains distributions | 29 | 7 | 128 | 16 |
| Net unrealized appreciation (depreciation) of investments | (142) | (22) | 122 | (28) |
| Net increase (decrease) in net assets from operations | (131) | (23) | 138 | (45) |
| Changes from principal transactions: | | | | |
| Premiums | 358 | 106 | 2,556 | 1,452 |
| Death benefits | (9) | - | - | - |
| Surrenders and withdrawals | (191) | (63) | 197 | 96 |
| Transfers between Divisions (including fixed account), net | - | 1 | 6 | 36 |
| Increase (decrease) in net assets derived from principal transactions | 158 | 44 | 2,759 | 1,584 |
| Total increase (decrease) in net assets | 27 | 21 | 2,897 | 1,539 |
| **Net assets at December 31, 2007** | $ 2,306 | $ 359 | $ 6,905 | $ 2,404 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Davis New York Venture Portfolio - Service Class | ING Fundamental Research Portfolio - Initial Class | ING Fundamental Research Portfolio - Service Class | ING JPMorgan International Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 11 | $ - | $ 26 | $ 842 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | (17) | - | (22) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 58 | 12 | 1 | 17 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 99 | 83 | - | 240 |
| Net increase (decrease) in net assets from operations | 142 | 78 | 1 | 235 |
| Changes from principal transactions: | | | | |
| Premiums | 1,461 | 2 | - | 777 |
| Death benefits | - | (27) | - | (7) |
| Surrenders and withdrawals | 812 | 2,288 | (22) | 443 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 14 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,287 | 2,263 | (22) | 1,213 |
| Total increase (decrease) in net assets | 2,429 | 2,341 | (21) | 1,448 |
| **Net assets at December 31, 2006** | 2,440 | 2,341 | 5 | 2,290 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (77) | 14 | - | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 39 | 128 | 1 | 342 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 35 | (83) | - | (99) |
| Net increase (decrease) in net assets from operations | (3) | 59 | 1 | 242 |
| Changes from principal transactions: | | | | |
| Premiums | 3,735 | 1 | - | 1,101 |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | 72 | (2,401) | (6) | 1,596 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 90 | - | - | 24 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,897 | (2,400) | (6) | 2,721 |
| Total increase (decrease) in net assets | 3,894 | (2,341) | (5) | 2,963 |
| **Net assets at December 31, 2007** | $ 6,334 | $ - | $ - | $ 5,253 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

|  | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 920 | $ 777 | $ - | $ - |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (18) | (20) | (1) | - |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 20 | 40 | - | - |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | 126 | 56 | 1 | 2 |
| Net increase (decrease) in net assets from operations | 128 | 76 | - | 2 |
| Changes from principal transactions: |  |  |  |  |
| Premiums | - | 431 | 87 | 45 |
| Death benefits | (30) | (18) | - | - |
| Surrenders and withdrawals | (35) | (137) | 730 | - |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | (65) | 276 | 817 | 45 |
| Total increase (decrease) in net assets | 63 | 352 | 817 | 47 |
| **Net assets at December 31, 2006** | 983 | 1,129 | 817 | 47 |
| **Increase (decrease) in net assets** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (11) | (32) | (18) | (1) |
| Total realized gain (loss) on investments |  |  |  |  |
| and capital gains distributions | 83 | 28 | 57 | 2 |
| Net unrealized appreciation (depreciation) |  |  |  |  |
| of investments | (65) | (77) | 23 | (17) |
| Net increase (decrease) in net assets from operations | 7 | (81) | 62 | (16) |
| Changes from principal transactions: |  |  |  |  |
| Premiums | - | 731 | 48 | 232 |
| Death benefits | (19) | 8 | - | - |
| Surrenders and withdrawals | (144) | 13 | (4) | 23 |
| Transfers between Divisions |  |  |  |  |
| (including fixed account), net | - | - | - | 6 |
| Increase (decrease) in net assets derived from |  |  |  |  |
| principal transactions | (163) | 752 | 44 | 261 |
| Total increase (decrease) in net assets | (156) | 671 | 106 | 245 |
| **Net assets at December 31, 2007** | $ 827 | $ 1,800 | $ 923 | $ 292 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class |
|---|---:|---:|---:|---:|
| **Net assets at January 1, 2006** | $ 268 | $ 2,432 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (116) | - | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 55 | - | 1 |
| Net unrealized appreciation (depreciation) of investments | 33 | 886 | - | 44 |
| Net increase (decrease) in net assets from operations | 38 | 825 | - | 48 |
| Changes from principal transactions: | | | | |
| Premiums | - | 3,493 | - | 388 |
| Death benefits | - | (127) | - | - |
| Surrenders and withdrawals | (41) | 1,541 | - | 30 |
| Transfers between Divisions (including fixed account), net | - | 29 | - | - |
| Increase (decrease) in net assets derived from principal transactions | (41) | 4,936 | - | 418 |
| Total increase (decrease) in net assets | (3) | 5,761 | - | 466 |
| **Net assets at December 31, 2006** | 265 | 8,193 | - | 466 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (104) | (1) | (20) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 974 | - | 193 |
| Net unrealized appreciation (depreciation) of investments | (3) | (476) | 1 | 45 |
| Net increase (decrease) in net assets from operations | 13 | 394 | - | 218 |
| Changes from principal transactions: | | | | |
| Premiums | 1 | 3,475 | 157 | 1,428 |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (12) | (2,010) | 35 | 1,695 |
| Transfers between Divisions (including fixed account), net | - | 18 | 9 | 46 |
| Increase (decrease) in net assets derived from principal transactions | (11) | 1,483 | 201 | 3,169 |
| Total increase (decrease) in net assets | 2 | 1,877 | 201 | 3,387 |
| **Net assets at December 31, 2007** | $ 267 | $ 10,070 | $ 201 | $ 3,853 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 24 | $ 380 | $ - | $ 2,273 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | - | (39) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 4 | - | 189 |
| Net unrealized appreciation (depreciation) of investments | - | 62 | 1 | 258 |
| Net increase (decrease) in net assets from operations | 3 | 61 | 1 | 408 |
| Changes from principal transactions: | | | | |
| Premiums | - | 163 | 6 | 1,090 |
| Death benefits | - | - | - | (9) |
| Surrenders and withdrawals | (15) | (23) | - | (90) |
| Transfers between Divisions (including fixed account), net | - | - | - | 24 |
| Increase (decrease) in net assets derived from principal transactions | (15) | 140 | 6 | 1,015 |
| Total increase (decrease) in net assets | (12) | 201 | 7 | 1,423 |
| **Net assets at December 31, 2006** | 12 | 581 | 7 | 3,696 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (9) | (1) | (36) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 14 | 4 | 185 |
| Net unrealized appreciation (depreciation) of investments | (2) | (10) | (2) | (421) |
| Net increase (decrease) in net assets from operations | 1 | (5) | 1 | (272) |
| Changes from principal transactions: | | | | |
| Premiums | - | 94 | 33 | 1,960 |
| Death benefits | - | (5) | - | - |
| Surrenders and withdrawals | (10) | (8) | 2 | (344) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (10) | 81 | 35 | 1,616 |
| Total increase (decrease) in net assets | (9) | 76 | 36 | 1,344 |
| **Net assets at December 31, 2007** | $ 3 | $ 657 | $ 43 | $ 5,040 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Growth and Income Portfolio - Class I | ING VP Growth and Income Portfolio - Class S | ING GET U.S. Core Portfolio - Series 1 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 377 | $ - | $ - | $ 3,840 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | - | 11 |
| Total realized gain (loss) on investments and capital gains distributions | 25 | - | - | 74 |
| Net unrealized appreciation (depreciation) of investments | 25 | - | - | 107 |
| Net increase (decrease) in net assets from operations | 49 | - | - | 192 |
| Changes from principal transactions: | | | | |
| Premiums | 151 | - | - | (2) |
| Death benefits | - | - | - | (49) |
| Surrenders and withdrawals | (35) | - | - | (439) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 116 | - | - | (490) |
| Total increase (decrease) in net assets | 165 | - | - | (298) |
| **Net assets at December 31, 2006** | 542 | - | - | 3,542 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 24 | - | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 32 | 2 | - | 81 |
| Net unrealized appreciation (depreciation) of investments | (32) | 2 | - | (30) |
| Net increase (decrease) in net assets from operations | (1) | 28 | - | 60 |
| Changes from principal transactions: | | | | |
| Premiums | 547 | - | - | (3) |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (41) | 1,974 | 5 | (343) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 506 | 1,974 | 5 | (346) |
| Total increase (decrease) in net assets | 505 | 2,002 | 5 | (286) |
| **Net assets at December 31, 2007** | $ 1,047 | $ 2,002 | $ 5 | $ 3,256 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 | ING GET U.S. Core Portfolio - Series 4 | ING GET U.S. Core Portfolio - Series 5 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 6,281 | $ 5,583 | $ 4,384 | $ 5,020 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 34 | 16 | 28 | (12) |
| Total realized gain (loss) on investments and capital gains distributions | 60 | 19 | 119 | 264 |
| Net unrealized appreciation (depreciation) of investments | 147 | 122 | 47 | 93 |
| Net increase (decrease) in net assets from operations | 241 | 157 | 194 | 345 |
| Changes from principal transactions: | | | | |
| Premiums | (3) | (6) | 2 | (1) |
| Death benefits | - | (337) | (270) | - |
| Surrenders and withdrawals | (999) | (2,382) | (1,039) | (1,489) |
| Transfers between Divisions (including fixed account), net | - | - | - | 10 |
| Increase (decrease) in net assets derived from principal transactions | (1,002) | (2,725) | (1,307) | (1,480) |
| Total increase (decrease) in net assets | (761) | (2,568) | (1,113) | (1,135) |
| **Net assets at December 31, 2006** | 5,520 | 3,015 | 3,271 | 3,885 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 39 | 13 | 23 | (17) |
| Total realized gain (loss) on investments and capital gains distributions | 60 | 22 | 100 | 195 |
| Net unrealized appreciation (depreciation) of investments | 27 | 46 | (71) | (175) |
| Net increase (decrease) in net assets from operations | 126 | 81 | 52 | 3 |
| Changes from principal transactions: | | | | |
| Premiums | (1) | (1) | - | (1) |
| Death benefits | - | (66) | - | - |
| Surrenders and withdrawals | (377) | (322) | (307) | (202) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (378) | (389) | (307) | (203) |
| Total increase (decrease) in net assets | (252) | (308) | (255) | (200) |
| **Net assets at December 31, 2007** | $ 5,268 | $ 2,707 | $ 3,016 | $ 3,685 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 | ING GET U.S. Core Portfolio - Series 9 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 4,064 | $ 6,569 | $ 2,946 | $ 1,557 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (5) | (11) | (8) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 170 | 145 | 103 | 33 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 50 | 194 | 11 | 30 |
| Net increase (decrease) in net assets from operations | 219 | 334 | 103 | 55 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (2,421) | (3,321) | (2,369) | (1,231) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,421) | (3,321) | (2,369) | (1,231) |
| Total increase (decrease) in net assets | (2,202) | (2,987) | (2,266) | (1,176) |
| **Net assets at December 31, 2006** | 1,862 | 3,582 | 680 | 381 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 14 | - | 2 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 122 | 161 | 34 | 22 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (101) | (128) | (25) | (15) |
| Net increase (decrease) in net assets from operations | 20 | 47 | 9 | 9 |
| Changes from principal transactions: | | | | |
| Premiums | (2) | - | - | - |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (284) | (442) | (42) | (138) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (286) | (442) | (42) | (138) |
| Total increase (decrease) in net assets | (266) | (395) | (33) | (129) |
| **Net assets at December 31, 2007** | $ 1,596 | $ 3,187 | $ 647 | $ 252 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING GET U.S. Core Portfolio - Series 12 | ING GET U.S. Core Portfolio - Series 13 |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 2,822 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (23) | (166) | (23) | (18) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 52 | 312 | 86 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 92 | 344 | 128 | (27) |
| Net increase (decrease) in net assets from operations | 121 | 490 | 191 | (45) |
| Changes from principal transactions: | | | | |
| Premiums | - | (1) | - | - |
| Death benefits | - | (393) | - | - |
| Surrenders and withdrawals | (1,940) | 4,569 | (209) | 7,859 |
| Transfers between Divisions | | | | |
| (including fixed account), net | (6) | 691 | 1,189 | 1,740 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (1,946) | 4,866 | 980 | 9,599 |
| Total increase (decrease) in net assets | (1,825) | 5,356 | 1,171 | 9,554 |
| **Net assets at December 31, 2006** | 997 | 5,356 | 1,171 | 9,554 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (30) | (8) | (55) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 23 | 496 | 159 | 247 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (6) | (341) | (122) | 52 |
| Net increase (decrease) in net assets from operations | 15 | 125 | 29 | 244 |
| Changes from principal transactions: | | | | |
| Premiums | - | (1) | - | - |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (17) | (5,225) | (1,138) | (9,058) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | 3 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (17) | (5,223) | (1,138) | (9,058) |
| Total increase (decrease) in net assets | (2) | (5,098) | (1,109) | (8,814) |
| **Net assets at December 31, 2007** | $ 995 | $ 258 | $ 62 | $ 740 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 14 | ING VP Global Equity Dividend Portfolio | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ - | $ 268 | $ 3,370 | $ 3,933 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 6 | (41) | (88) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 6 | 85 | 390 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | - | 63 | 355 | 41 |
| Net increase (decrease) in net assets from operations | - | 75 | 399 | 343 |
| Changes from principal transactions: | | | | |
| Premiums | - | 37 | 875 | 1,762 |
| Death benefits | - | - | (18) | (25) |
| Surrenders and withdrawals | - | (4) | (575) | (89) |
| Transfers between Divisions | | | | |
| (including fixed account), net | - | - | - | 24 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | - | 33 | 282 | 1,672 |
| Total increase (decrease) in net assets | - | 108 | 681 | 2,015 |
| **Net assets at December 31, 2006** | - | 376 | 4,051 | 5,948 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (145) | 8 | (64) | (118) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 7 | 49 | 138 | 542 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 212 | (52) | 36 | (275) |
| Net increase (decrease) in net assets from operations | 74 | 5 | 110 | 149 |
| Changes from principal transactions: | | | | |
| Premiums | 367 | - | 1,451 | 1,819 |
| Death benefits | - | (30) | (22) | - |
| Surrenders and withdrawals | 8,699 | (68) | (4) | (671) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 1,321 | - | 21 | 1 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 10,387 | (98) | 1,446 | 1,149 |
| Total increase (decrease) in net assets | 10,461 | (93) | 1,556 | 1,298 |
| **Net assets at December 31, 2007** | $ 10,461 | $ 283 | $ 5,607 | $ 7,246 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2007 and 2006**
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class S | ING VP Value Opportunity Portfolio - Class S | ING VP Financial Services Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 3,809 | $ 148 | $ 387 | $ 43 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (95) | - | (4) | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 325 | 2 | 58 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 251 | 18 | 47 | 3 |
| Net increase (decrease) in net assets from operations | 481 | 20 | 101 | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 1,519 | 1 | 306 | - |
| Death benefits | (68) | - | (70) | - |
| Surrenders and withdrawals | (348) | (11) | 343 | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 2 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,105 | (10) | 579 | - |
| Total increase (decrease) in net assets | 1,586 | 10 | 680 | 2 |
| **Net assets at December 31, 2006** | 5,395 | 158 | 1,067 | 45 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (131) | (1) | (7) | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 616 | 2 | 82 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (1,077) | - | (266) | 11 |
| Net increase (decrease) in net assets from operations | (592) | 1 | (191) | 10 |
| Changes from principal transactions: | | | | |
| Premiums | 1,601 | (1) | 299 | - |
| Death benefits | - | - | 42 | - |
| Surrenders and withdrawals | (61) | (3) | (34) | 1 |
| Transfers between Divisions | | | | |
| (including fixed account), net | 10 | - | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 1,550 | (4) | 307 | 1 |
| Total increase (decrease) in net assets | 958 | (3) | 116 | 11 |
| **Net assets at December 31, 2007** | $ 6,353 | $ 155 | $ 1,183 | $ 56 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class S | ING VP Intermediate Bond Portfolio - Class S | Legg Mason Partners Variable International All Cap Opportunity Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 241 | $ - | $ 1,099 | $ 209 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | (4) | 101 | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 17 | 1 | (12) | 4 |
| Net unrealized appreciation (depreciation) of investments | 31 | 17 | (11) | 41 |
| Net increase (decrease) in net assets from operations | 40 | 14 | 78 | 46 |
| Changes from principal transactions: | | | | |
| Premiums | 259 | - | 3,556 | - |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (12) | 309 | (893) | (36) |
| Transfers between Divisions (including fixed account), net | 6 | - | 18 | - |
| Increase (decrease) in net assets derived from principal transactions | 253 | 309 | 2,681 | (36) |
| Total increase (decrease) in net assets | 293 | 323 | 2,759 | 10 |
| **Net assets at December 31, 2006** | 534 | 323 | 3,858 | 219 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (13) | 3 | 172 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 8 | 15 | 37 | 93 |
| Net unrealized appreciation (depreciation) of investments | 50 | (8) | 12 | (81) |
| Net increase (decrease) in net assets from operations | 45 | 10 | 221 | 11 |
| Changes from principal transactions: | | | | |
| Premiums | 74 | - | 3,829 | - |
| Death benefits | - | - | - | (12) |
| Surrenders and withdrawals | (20) | (86) | 59 | (19) |
| Transfers between Divisions (including fixed account), net | - | - | 41 | - |
| Increase (decrease) in net assets derived from principal transactions | 54 | (86) | 3,929 | (31) |
| Total increase (decrease) in net assets | 99 | (76) | 4,150 | (20) |
| **Net assets at December 31, 2007** | $ 633 | $ 247 | $ 8,008 | $ 199 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Legg Mason Partners Variable Investors Portfolio | Legg Mason Partners Variable Large Cap Value Portfolio | Legg Mason Partners Variable Lifestyle Allocation 50% | Legg Mason Partners Variable Lifestyle Allocation 70% |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $        - | $        790 | $        3,021 | $        1,381 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3) | 32 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | - | 7 | 2 | (84) |
| Net unrealized appreciation (depreciation) of investments | - | 106 | 133 | 153 |
| Net increase (decrease) in net assets from operations | - | 110 | 167 | 71 |
| Changes from principal transactions: | | | | |
| Premiums | - | (1) | 45 | 1 |
| Death benefits | - | (24) | (76) | (28) |
| Surrenders and withdrawals | - | (212) | (612) | (451) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | (237) | (643) | (478) |
| Total increase (decrease) in net assets | - | (127) | (476) | (407) |
| **Net assets at December 31, 2006** | - | 663 | 2,545 | 974 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (1) | 39 | 10 |
| Total realized gain (loss) on investments and capital gains distributions | 16 | 145 | 57 | (14) |
| Net unrealized appreciation (depreciation) of investments | (34) | (111) | (48) | 27 |
| Net increase (decrease) in net assets from operations | (17) | 33 | 48 | 23 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 2 | 1 |
| Death benefits | - | - | (71) | (8) |
| Surrenders and withdrawals | 620 | (696) | (542) | (134) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 620 | (696) | (611) | (141) |
| Total increase (decrease) in net assets | 603 | (663) | (563) | (118) |
| **Net assets at December 31, 2007** | $        603 | $        - | $        1,982 | $        856 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Legg Mason Partners Variable Lifestyle Allocation 85% | Legg Mason Partners Variable High Income Portfolio | Legg Mason Partners Variable Money Market Portfolio | Oppenheimer Main Street Small Cap Fund®/VA - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2006** | $ 677 | $ 215 | $ 145 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | 13 | 5 | - |
| Total realized gain (loss) on investments and capital gains distributions | 13 | (4) | - | - |
| Net unrealized appreciation (depreciation) of investments | 27 | 9 | - | - |
| Net increase (decrease) in net assets from operations | 37 | 18 | 5 | - |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | - |
| Death benefits | (32) | - | - | - |
| Surrenders and withdrawals | (235) | (16) | 38 | - |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (267) | (16) | 38 | - |
| Total increase (decrease) in net assets | (230) | 2 | 43 | - |
| **Net assets at December 31, 2006** | 447 | 217 | 188 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 13 | 3 | - |
| Total realized gain (loss) on investments and capital gains distributions | 23 | (5) | - | - |
| Net unrealized appreciation (depreciation) of investments | (15) | (10) | - | - |
| Net increase (decrease) in net assets from operations | 7 | (2) | 3 | - |
| Changes from principal transactions: | | | | |
| Premiums | - | - | - | 47 |
| Death benefits | - | - | - | - |
| Surrenders and withdrawals | (55) | (39) | (45) | - |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (55) | (39) | (45) | 47 |
| Total increase (decrease) in net assets | (48) | (41) | (42) | 47 |
| **Net assets at December 31, 2007** | $ 399 | $ 176 | $ 146 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | Pioneer Equity-Income VCT Portfolio - Class II | Pioneer Small Cap Value VCT Portfolio - Class II | ProFund VP Bull | ProFund VP Europe 30 |
|---|---|---|---|---|
| Net assets at January 1, 2006 | $ - | $ - | $ 86 | $ 89 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (2) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | - | 6 | 6 | 4 |
| Net unrealized appreciation (depreciation) of investments | - | 10 | 6 | 14 |
| Net increase (decrease) in net assets from operations | - | 14 | 10 | 16 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 13 | 28 |
| Death benefits | - | - | (9) | - |
| Surrenders and withdrawals | - | 191 | 1 | (1) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | 191 | 5 | 27 |
| Total increase (decrease) in net assets | - | 205 | 15 | 43 |
| **Net assets at December 31, 2006** | - | 205 | 101 | 132 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (3) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 38 | 4 | 3 |
| Net unrealized appreciation (depreciation) of investments | - | (53) | - | 12 |
| Net increase (decrease) in net assets from operations | - | (17) | 1 | 16 |
| Changes from principal transactions: | | | | |
| Premiums | 47 | - | 23 | - |
| Death benefits | - | (19) | - | - |
| Surrenders and withdrawals | - | (6) | (17) | (11) |
| Transfers between Divisions (including fixed account), net | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 47 | (25) | 6 | (11) |
| Total increase (decrease) in net assets | 47 | (42) | 7 | 5 |
| **Net assets at December 31, 2007** | $ 47 | $ 163 | $ 108 | $ 137 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Statements of Changes in Net Assets
### For the years ended December 31, 2007 and 2006
*(Dollars in thousands)*

| | ProFund VP Rising Rates Opportunity | ProFund VP Small-Cap |
|---|---|---|
| **Net assets at January 1, 2006** | $ 293 | $ 193 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | - | (5) |
| Total realized gain (loss) on investments and capital gains distributions | (2) | 5 |
| Net unrealized appreciation (depreciation) of investments | 25 | 27 |
| Net increase (decrease) in net assets from operations | 23 | 27 |
| Changes from principal transactions: | | |
| Premiums | 121 | 74 |
| Death benefits | (2) | - |
| Surrenders and withdrawals | 60 | 15 |
| Transfers between Divisions (including fixed account), net | - | - |
| Increase (decrease) in net assets derived from principal transactions | 179 | 89 |
| Total increase (decrease) in net assets | 202 | 116 |
| **Net assets at December 31, 2006** | 495 | 309 |
| | | |
| **Increase (decrease) in net assets** | | |
| Operations: | | |
| Net investment income (loss) | 14 | (3) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 52 |
| Net unrealized appreciation (depreciation) of investments | (48) | (62) |
| Net increase (decrease) in net assets from operations | (27) | (13) |
| Changes from principal transactions: | | |
| Premiums | 2 | 44 |
| Death benefits | - | - |
| Surrenders and withdrawals | (57) | (8) |
| Transfers between Divisions (including fixed account), net | - | - |
| Increase (decrease) in net assets derived from principal transactions | (55) | 36 |
| Total increase (decrease) in net assets | (82) | 23 |
| **Net assets at December 31, 2007** | $ 413 | $ 332 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
Notes to Financial Statements

## 1. Organization

ReliaStar Life Insurance Company of New York Separate Account NY-B (the "Account") was established by First Golden American Life Insurance Company of New York ("First Golden") to support the operations of variable annuity contracts ("Contracts"). The Account became a separate account of ReliaStar Life Insurance Company of New York ("RLNY" or the "Company") as a result of the merger of First Golden into RLNY effective April 1, 2002. RLNY is an indirect, wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

Operations of the Account commenced on May 19, 1997. The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. RLNY provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the RLNY fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business RLNY may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of RLNY. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of RLNY.

At December 31, 2007, the Account had, under ING GoldenSelect, ING SmartDesign, and Empire PrimElite Contracts, 115 investment divisions (the "Divisions"), 18 of which invest in independently managed mutual funds and 97 of which invest in mutual fund portfolios managed by an affiliate, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2007 and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Leisure Fund - Series I Shares
Columbia Funds Variable Insurance Trust:
  Columbia Small Cap Value Fund, Variable Series - Class B
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio

ING Investors Trust (continued):
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Service Class
  ING Capital Guardian U.S. Equities Portfolio - Service Class
  ING EquitiesPlus Portfolio - Service Class*
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Service Class
  ING FMR$^{SM}$ Mid Cap Growth Portfolio - Service Class

82

ING Investors Trust (continued):
    ING Focus 5 Portfolio - Service Class**
    ING Franklin Income Portfolio - Service Class*
    ING Franklin Mutual Shares Portfolio - Service Class**
    ING Franklin Templeton Founding Strategy Portfolio - Service Class**
    ING Global Real Estate Portfolio - Service Class*
    ING Global Resources Portfolio - Service Class
    ING Global Technology Portfolio - Service Class
    ING International Growth Opportunities Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service Class
    ING JPMorgan Value Opportunities Portfolio - Service Class
    ING Julius Baer Foreign Portfolio - Service Class
    ING Legg Mason Value Portfolio - Service Class
    ING LifeStyle Aggressive Growth Portfolio - Service Class
    ING LifeStyle Growth Portfolio - Service Class
    ING LifeStyle Moderate Growth Portfolio - Service Class
    ING LifeStyle Moderate Portfolio - Service Class
    ING Limited Maturity Bond Portfolio - Service Class
    ING Liquid Assets Portfolio - Service Class
    ING Lord Abbett Affiliated Portfolio - Service Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico International Opportunities Portfolio - Service Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Oppenheimer Main Street Portfolio® - Service Class
    ING PIMCO Core Bond Portfolio - Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING Pioneer Fund Portfolio - Service Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service Class
    ING T. Rowe Price Equity Income Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service Class
    ING UBS U.S. Allocation Portfolio - Service Class
    ING Van Kampen Capital Growth Portfolio - Service Class
    ING Van Kampen Global Franchise Portfolio - Service Class
    ING Van Kampen Growth and Income Portfolio - Service Class
    ING Van Kampen Real Estate Portfolio - Service Class
    ING VP Index Plus International Equity Portfolio - Service Class*

ING Investors Trust (continued):
    ING Wells Fargo Disciplined Value Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class*
ING Partners, Inc.:
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class*
    ING Davis New York Venture Portfolio - Service Class
    ING JPMorgan International Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
    ING Neuberger Berman Partners Portfolio - Service Class*
    ING Neuberger Berman Regency Portfolio - Service Class*
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Global Portfolio - Service Class
    ING T. Rowe Price Growth Equity Portfolio - Service Class**
    ING Templeton Foreign Equity Portfolio - Service Class*
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Service Class
    ING UBS U.S. Small Cap Growth Portfolio - Service Class*
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I**
    ING VP Growth and Income Portfolio - Class S**
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 1
    ING GET U.S. Core Portfolio - Series 2
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 4
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11*
    ING GET U.S. Core Portfolio - Series 12*
    ING GET U.S. Core Portfolio - Series 13*
    ING GET U.S. Core Portfolio - Series 14**
    ING VP Global Equity Dividend Portfolio

ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class S
  ING VP Index Plus MidCap Portfolio - Class S
  ING VP Index Plus SmallCap Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class S
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class S*
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class S
Legg Mason Partners Variable Equity Trust:
  Legg Mason Partners Variable International All Cap
    Opportunity Portfolio
  Legg Mason Partners Variable Investors Portfolio**
  Legg Mason Partners Variable Lifestyle Allocation 50%
  Legg Mason Partners Variable Lifestyle Allocation 70%
  Legg Mason Partners Variable Lifestyle Allocation 85%
Legg Mason Partners Variable Income Trust:
  Legg Mason Partners Variable High Income Portfolio
  Legg Mason Partners Variable Money Market Portfolio

Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA -
    Service Class**
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II**
  Pioneer Small Cap Value VCT Portfolio - Class II*
ProFunds:
  ProFund VP Bull
  ProFund VP Europe 30
  ProFund VP Rising Rates Opportunity
  ProFund VP Small-Cap

\*    Division was added in 2006
\*\*  Division was added in 2007

The names of certain Divisions and Trusts were changed during 2007. The following is a summary of current and former names for those Divisions and Trusts:

| Current Name | Former Name |
| --- | --- |
| Columbia Funds Variable Insurance Trust: | Liberty Variable Insurance Trust: |
| Columbia Small Cap Value Fund, Variable Series - Class B | Colonial Small Cap Value Fund, Variable Series - Class B |
| ING Investors Trust: | ING Investors Trust: |
| ING International Growth Opportunities Portfolio - Service Class | ING International Portfolio - Service Class |
| ING Van Kampen Capital Growth Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Service Class |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING Davis New York Venture Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class |
| Legg Mason Partners Variable Equity Trust: | Legg Mason Partners Lifestyle Series, Inc.: |
| Legg Mason Partners Variable Lifestyle Allocation 50% | Legg Mason Partners Variable Lifestyle Balanced Portfolio |
| Legg Mason Partners Variable Lifestyle Allocation 70% | Legg Mason Partners Variable Lifestyle Growth Portfolio |
| Legg Mason Partners Variable Lifestyle Allocation 85% | Legg Mason Partners Variable Lifestyle High Growth Portfolio |
| Legg Mason Partners Variable Equity Trust: | Legg Mason Partners Variable Portfolios III: |
| Legg Mason Partners Variable International All Cap Opportunity Portfolio | Legg Mason Partners Variable International All Cap Growth Portfolio |
| Legg Mason Partners Variable Large Cap Value Portfolio | Legg Mason Partners Variable Large Cap Value Portfolio |

During 2007, the following Divisions were closed to contractowners:

Franklin Templeton Variable Insurance Products Trust:
   Mutual Shares Securities Fund - Class 2
ING Investors Trust:
   ING Capital Guardian Small/Mid Cap Portfolio - Service Class
   ING Legg Mason Partners All Cap Portfolio - Service Class
   ING MarketPro Portfolio - Service Class
ING Partners, Inc.:
   ING Fundamental Research Portfolio - Initial Class
   ING Fundamental Research Portfolio - Service Class
Legg Mason Partners Variable Equity Trust:
   Legg Mason Partners Variable Large Cap Value Portfolio

The following Divisions were available to contractowners during 2007 but did not have any activity as of December 31, 2007:

Franklin Small Cap Value Securities Fund - Class 2
ING American Century Large Company Value Portfolio - Service Class
ING American Century Small-Mid Cap Value Portfolio - Service Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio - Service Class
ING PIMCO Total Return Portfolio - Service Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Service Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING Thornburg Value Portfolio - Service Class
ING VP Global Science and Technology Portfolio - Class S
ING VP Growth Portfolio - Class S
ING VP International Value Portfolio - Class S
ING VP Real Estate Portfolio - Class S
ING VP Small Company Portfolio - Class S
ING VP Strategic Allocation Conservative Portfolio - Class S
ING VP Strategic Allocation Growth Portfolio - Class S
ING VP Strategic Allocation Moderate Portfolio - Class S
PIMCO Real Return Portfolio - Administrative Class

2.     **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Portfolio and are recorded at fair value, determined by the net asset value per share of the respective Portfolio. Investment transactions in each Portfolio are recorded on the trade date. Distributions of net investment income and capital gains from each Portfolio are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Portfolio are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of RLNY, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of RLNY.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the contractowners' aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, RLNY will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to RLNY.

All Contracts in the Account are currently in the accumulation period.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) RLNY related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by RLNY). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

3.       **New Accounting Pronouncements**

*Fair Value Measurements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157 on the Account.

4.       **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover RLNY's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

RLNY assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account.  Daily charges are deducted at annual rates of up to 1.85% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of 0.15% of assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

*Contingent Deferred Sales Charges*

A contingent deferred sales charge ("Surrender Charge") is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken during the seven-year period from the date a premium payment is received, as specified in the Contracts. For DVA Plus Contracts, the Surrender Charge is imposed at a rate of 7% during the first year of purchase, declining to 6%, 5%, 4%, 3%, 2%, and 1% in the second, third, fourth, fifth, sixth, and seventh years, respectively. For Empire VA Contracts, the Surrender Charge is imposed at a rate of 6% during the first year of purchase, declining to 5% and 4% in the second and third years, respectively. For SmartDesign VA Contracts, the Surrender Charge is imposed at a rate of 6% in the year of purchase through the fourth year, declining to 5%, 4%, and 3% in the fifth, sixth, and seventh years, respectively. For Simplicity VA Contracts, the Surrender Charge is imposed at a rate of 6% in the year of purchase through the second year, declining to 5%, 4%, and 3% in the third, fourth, and fifth years, respectively.

*Transfer Charges*

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 3.5% of premiums.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.60% is deducted daily from the accumulation value for contractowners who select the Optional Asset-Backed Premium Credit feature.

5.      **Related Party Transactions**

During the year ended December 31, 2007, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Balanced Portfolio, Inc., and ING VP Intermediate Bond Portfolio. The annual fee rate ranged from 0.35% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

### 6.     Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Leisure Fund - Series I Shares | $       32 | $     101 | $     138 | $      82 |
| Columbia Funds Variable Insurance Trust: | | | | |
| Columbia Small Cap Value Fund, Variable Series - Class B | 207 | 80 | 536 | 105 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 3,430 | 1,406 | 2,429 | 619 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 11,810 | 2,077 | 8,435 | 361 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Mutual Shares Securities Fund - Class 2 | 1,809 | 2,708 | 974 | 5 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 1,453 | 521 | 1,556 | 442 |
| ING American Funds Growth Portfolio | 16,443 | 2,714 | 14,517 | 1,159 |
| ING American Funds Growth-Income Portfolio | 9,628 | 2,612 | 9,376 | 1,004 |
| ING American Funds International Portfolio | 10,750 | 1,064 | 6,505 | 629 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 854 | 209 | 273 | 21 |
| ING BlackRock Large Cap Value Portfolio - Service Class | 281 | 36 | 283 | 53 |
| ING Capital Guardian Small/Mid Cap Portfolio - Service Class | 7 | 2,369 | 85 | 500 |
| ING Capital Guardian U.S. Equities Portfolio - Service Class | 701 | 180 | 311 | 158 |
| ING EquitiesPlus Portfolio - Service Class | 95 | 54 | 190 | 41 |
| ING Evergreen Health Sciences Portfolio - Service Class | 1,308 | 536 | 1,698 | 434 |
| ING Evergreen Omega Portfolio - Service Class | 151 | 86 | 95 | 99 |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 5,321 | 2,539 | 3,325 | 153 |
| ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Service Class | 95 | 96 | 441 | 255 |
| ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Service Class | 147 | 306 | 1,164 | 453 |
| ING Focus 5 Portfolio - Service Class | 479 | 22 | - | - |
| ING Franklin Income Portfolio - Service Class | 8,257 | 1,430 | 2,687 | 25 |
| ING Franklin Mutual Shares Portfolio - Service Class | 4,780 | 123 | - | - |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 5,850 | 41 | - | - |
| ING Global Real Estate Portfolio - Service Class | 3,528 | 1,612 | 1,828 | 105 |
| ING Global Resources Portfolio - Service Class | 4,018 | 562 | 2,508 | 390 |
| ING Global Technology Portfolio - Service Class | 1,161 | 253 | 354 | 314 |
| ING International Growth Opportunities Portfolio - Service Class | 56 | 5 | 37 | 6 |
| ING Janus Contrarian Portfolio - Service Class | 6,776 | 429 | 502 | 95 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 6,725 | 1,284 | 4,116 | 658 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 2,497 | 1,577 | 3,710 | 785 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 753 | 545 | 662 | 1,017 |
| ING Julius Baer Foreign Portfolio - Service Class | 8,959 | 989 | 3,571 | 308 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 481 | 2,783 | 851 | 191 |
| ING Legg Mason Value Portfolio - Service Class | 2,119 | 792 | 3,634 | 668 |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 14,071 | 2,902 | 11,011 | 537 |
| ING LifeStyle Growth Portfolio - Service Class | 27,111 | 2,417 | 22,628 | 557 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2007** | | **2006** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING LifeStyle Moderate Growth Portfolio - Service Class | $ 24,812 | $ 2,200 | $ 23,248 | $ 852 |
| ING LifeStyle Moderate Portfolio - Service Class | 16,335 | 2,446 | 7,925 | 530 |
| ING Limited Maturity Bond Portfolio - Service Class | 20 | 283 | 39 | 228 |
| ING Liquid Assets Portfolio - Service Class | 31,702 | 12,776 | 18,333 | 15,374 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 139 | 118 | 323 | 86 |
| ING MarketPro Portfolio - Service Class | 764 | 947 | 262 | 2 |
| ING Marsico Growth Portfolio - Service Class | 1,193 | 873 | 2,140 | 1,253 |
| ING Marsico International Opportunities Portfolio - Service Class | 2,340 | 753 | 1,255 | 252 |
| ING MFS Total Return Portfolio - Service Class | 2,915 | 1,502 | 2,912 | 1,083 |
| ING MFS Utilities Portfolio - Service Class | 3,382 | 774 | 2,165 | 249 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 3,868 | 1,230 | 2,605 | 506 |
| ING PIMCO Core Bond Portfolio - Service Class | 4,750 | 2,126 | 2,660 | 554 |
| ING PIMCO High Yield Portfolio - Service Class | 3,048 | 635 | 2,150 | 390 |
| ING Pioneer Fund Portfolio - Service Class | 151 | 10 | 80 | 41 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 2,348 | 507 | 2,353 | 324 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 10,381 | 767 | 7,192 | 360 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 4,251 | 861 | 2,833 | 749 |
| ING Templeton Global Growth Portfolio - Service Class | 6,741 | 1,390 | 2,584 | 176 |
| ING UBS U.S. Allocation Portfolio - Service Class | 65 | 56 | 163 | 139 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 65 | 158 | 271 | 83 |
| ING Van Kampen Global Franchise Portfolio - Service Class | 3,359 | 94 | 1,222 | 211 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 752 | 479 | 818 | 543 |
| ING Van Kampen Real Estate Portfolio - Service Class | 5,622 | 1,902 | 3,175 | 1,066 |
| ING VP Index Plus International Equity Portfolio - Service Class | 2,090 | 166 | 374 | 4 |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 581 | 441 | 1,204 | 137 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 149 | 114 | 347 | 27 |
| ING Partners, Inc.: | | | | |
| ING Baron Small Cap Growth Portfolio - Service Class | 3,264 | 617 | 3,170 | 321 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 1,684 | 133 | 827 | 14 |
| ING Davis New York Venture Portfolio - Service Class | 4,107 | 271 | 2,517 | 194 |
| ING Fundamental Research Portfolio - Initial Class | 269 | 2,429 | 2,782 | 497 |
| ING Fundamental Research Portfolio - Service Class | 1 | 5 | 2 | 24 |
| ING JPMorgan International Portfolio - Service Class | 3,814 | 1,094 | 1,264 | 74 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 110 | 242 | 7 | 82 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 853 | 132 | 464 | 209 |
| ING Neuberger Berman Partners Portfolio - Service Class | 222 | 151 | 819 | 3 |
| ING Neuberger Berman Regency Portfolio - Service Class | 279 | 19 | 44 | - |
| ING Oppenheimer Global Portfolio - Initial Class | 20 | 22 | 4 | 51 |
| ING Oppenheimer Global Portfolio - Service Class | 4,195 | 2,402 | 5,064 | 234 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 255 | 52 | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 4,418 | 1,240 | 432 | 10 |
| ING Thornburg Value Portfolio - Initial Class | - | 10 | 1 | 17 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 132 | 59 | 166 | 30 |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 42 | 5 | 6 | - |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Van Kampen Comstock Portfolio - Service Class | $ 2,229 | $ 515 | $ 1,511 | $ 383 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 650 | 128 | 216 | 82 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class I | 2,109 | 111 | - | - |
| ING VP Growth and Income Portfolio - Class S | 5 | - | - | - |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 148 | 428 | 159 | 567 |
| ING GET U.S. Core Portfolio - Series 2 | 197 | 495 | 214 | 1,127 |
| ING GET U.S. Core Portfolio - Series 3 | 76 | 453 | 497 | 3,204 |
| ING GET U.S. Core Portfolio - Series 4 | 159 | 374 | 175 | 1,386 |
| ING GET U.S. Core Portfolio - Series 5 | 241 | 291 | 244 | 1,578 |
| ING GET U.S. Core Portfolio - Series 6 | 132 | 327 | 74 | 2,480 |
| ING GET U.S. Core Portfolio - Series 7 | 206 | 520 | 91 | 3,416 |
| ING GET U.S. Core Portfolio - Series 8 | 43 | 57 | 16 | 2,393 |
| ING GET U.S. Core Portfolio - Series 9 | 18 | 146 | 7 | 1,246 |
| ING GET U.S. Core Portfolio - Series 10 | 38 | 37 | 10 | 1,978 |
| ING GET U.S. Core Portfolio - Series 11 | 17 | 5,267 | 10,410 | 5,709 |
| ING GET U.S. Core Portfolio - Series 12 | 3 | 1,147 | 2,389 | 1,431 |
| ING GET U.S. Core Portfolio - Series 13 | 46 | 9,161 | 9,599 | 16 |
| ING GET U.S. Core Portfolio - Series 14 | 10,654 | 411 | - | - |
| ING VP Global Equity Dividend Portfolio | 44 | 109 | 75 | 36 |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Index Plus LargeCap Portfolio - Class S | 2,113 | 732 | 979 | 736 |
| ING VP Index Plus MidCap Portfolio - Class S | 2,324 | 803 | 2,300 | 371 |
| ING VP Index Plus SmallCap Portfolio - Class S | 2,596 | 591 | 1,742 | 500 |
| ING VP Value Opportunity Portfolio - Class S | 7 | 12 | 7 | 17 |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class S | 700 | 329 | 950 | 371 |
| ING VP MidCap Opportunities Portfolio - Class S | - | 1 | - | 1 |
| ING VP SmallCap Opportunities Portfolio - Class S | 75 | 35 | 334 | 89 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class S | 29 | 99 | 329 | 24 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class S | 5,703 | 1,601 | 3,921 | 1,139 |
| Legg Mason Partners Variable Equity Trust: | | | | |
| Legg Mason Partners Variable International All Cap Opportunity Portfolio | 101 | 34 | 19 | 49 |
| Legg Mason Partners Variable Investors Portfolio | 696 | 59 | - | - |
| Legg Mason Partners Variable Large Cap Value Portfolio | 3 | 699 | 20 | 247 |
| Legg Mason Partners Variable Lifestyle Allocation 50% | 95 | 647 | 112 | 724 |
| Legg Mason Partners Variable Lifestyle Allocation 70% | 39 | 156 | 19 | 494 |
| Legg Mason Partners Variable Lifestyle Allocation 85% | 35 | 64 | 6 | 276 |
| Legg Mason Partners Variable Income Trust: | | | | |
| Legg Mason Partners Variable High Income Portfolio | 16 | 42 | 17 | 21 |
| Legg Mason Partners Variable Money Market Portfolio | 51 | 92 | 61 | 19 |

| | Year ended December 31 | | | |
| | 2007 | | 2006 | |
| | Purchases | Sales | Purchases | Sales |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Class | $    47 | $      - | $      - | $      - |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity-Income VCT Portfolio - Class II | 47 | - | - | - |
| Pioneer Small Cap Value VCT Portfolio - Class II | 53 | 35 | 200 | 5 |
| ProFunds: | | | | |
| ProFund VP Bull | 26 | 23 | 20 | 11 |
| ProFund VP Europe 30 | 6 | 15 | 43 | 14 |
| ProFund VP Rising Rates Opportunity | 94 | 135 | 213 | 34 |
| ProFund VP Small-Cap | 103 | 21 | 99 | 11 |

### 7. Changes in Units

The net changes in units outstanding follow:

| | Year ended December 31 | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| --- | --- | --- | --- | --- | --- | --- |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Leisure Fund - Series I Shares | 667 | 6,479 | (5,812) | 10,506 | 7,021 | 3,485 |
| Columbia Funds Variable Insurance Trust: | | | | | | |
| Columbia Small Cap Value Fund, Variable Series - Class B | 4,233 | 4,268 | (35) | 42,339 | 8,985 | 33,354 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | 222,624 | 113,607 | 109,017 | 622,560 | 522,786 | 99,774 |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | 499,614 | 182,047 | 317,567 | 670,357 | 163,199 | 507,158 |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Mutual Shares Securities Fund - Class 2 | 153,019 | 246,800 | (93,781) | 96,984 | 3,203 | 93,781 |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 99,542 | 38,881 | 60,661 | 117,042 | 40,922 | 76,120 |
| ING American Funds Growth Portfolio | 1,203,521 | 287,557 | 915,964 | 1,258,850 | 243,730 | 1,015,120 |
| ING American Funds Growth-Income Portfolio | 763,097 | 274,172 | 488,925 | 937,610 | 243,236 | 694,374 |
| ING American Funds International Portfolio | 642,281 | 122,899 | 519,382 | 514,148 | 123,911 | 390,237 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 69,277 | 19,321 | 49,956 | 21,864 | 2,357 | 19,507 |
| ING BlackRock Large Cap Value Portfolio - Service Class | 19,894 | 2,260 | 17,634 | 25,030 | 6,585 | 18,445 |
| ING Capital Guardian Small/Mid Cap Portfolio - Service Class | 486 | 118,399 | (117,913) | 8,488 | 27,283 | (18,795) |
| ING Capital Guardian U.S. Equities Portfolio - Service Class | 51,674 | 16,556 | 35,118 | 24,269 | 14,531 | 9,738 |
| ING EquitiesPlus Portfolio - Service Class | 7,148 | 4,654 | 2,494 | 19,076 | 3,763 | 15,313 |
| ING Evergreen Health Sciences Portfolio - Service Class | 103,481 | 51,395 | 52,086 | 166,231 | 52,892 | 113,339 |
| ING Evergreen Omega Portfolio - Service Class | 12,967 | 7,568 | 5,399 | 9,036 | 8,838 | 198 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 382,203 | 191,194 | 191,009 | 257,501 | 31,063 | 226,438 |
| ING FMR$^{SM}$ Large Cap Growth Portfolio - Service Class | 8,990 | 8,014 | 976 | 44,218 | 26,772 | 17,446 |
| ING FMR$^{SM}$ Mid Cap Growth Portfolio - Service Class | 12,386 | 12,031 | 355 | 106,077 | 23,937 | 82,140 |
| ING Focus 5 Portfolio - Service Class | 48,220 | 2,045 | 46,175 | - | - | - |
| ING Franklin Income Portfolio - Service Class | 783,255 | 176,043 | 607,212 | 265,327 | 7,902 | 257,425 |

| | Year ended December 31 | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| --- | --- | --- | --- | --- | --- | --- |
| ING Investors Trust (continued): | | | | | | |
| ING Franklin Mutual Shares Portfolio - Service Class | 413,146 | 21,197 | 391,949 | - | - | - |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | 614,347 | 18,005 | 596,342 | - | - | - |
| ING Global Real Estate Portfolio - Service Class | 278,702 | 140,330 | 138,372 | 171,209 | 22,760 | 148,449 |
| ING Global Resources Portfolio - Service Class | 209,488 | 45,177 | 164,311 | 167,206 | 38,703 | 128,503 |
| ING Global Technology Portfolio - Service Class | 93,413 | 24,367 | 69,046 | 29,463 | 26,223 | 3,240 |
| ING International Growth Opportunities Portfolio - Service Class | - | 81 | (81) | - | 233 | (233) |
| ING Janus Contrarian Portfolio - Service Class | 391,771 | 39,383 | 352,388 | 33,197 | 7,000 | 26,197 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 347,360 | 93,713 | 253,647 | 285,503 | 60,554 | 224,949 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 173,451 | 131,484 | 41,967 | 313,446 | 95,665 | 217,781 |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 53,802 | 45,102 | 8,700 | 67,733 | 100,966 | (33,233) |
| ING Julius Baer Foreign Portfolio - Service Class | 472,728 | 77,348 | 395,380 | 264,959 | 50,713 | 214,246 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 14,484 | 185,968 | (171,484) | 64,628 | 14,861 | 49,767 |
| ING Legg Mason Value Portfolio - Service Class | 191,420 | 80,669 | 110,751 | 401,980 | 125,861 | 276,119 |
| ING LifeStyle Aggressive Growth Portfolio - Service Class | 965,677 | 249,513 | 716,164 | 865,652 | 65,605 | 800,047 |
| ING LifeStyle Growth Portfolio - Service Class | 2,016,854 | 299,623 | 1,717,231 | 1,995,854 | 250,875 | 1,744,979 |
| ING LifeStyle Moderate Growth Portfolio - Service Class | 1,977,479 | 335,255 | 1,642,224 | 2,068,310 | 227,630 | 1,840,680 |
| ING LifeStyle Moderate Portfolio - Service Class | 1,426,578 | 346,156 | 1,080,422 | 727,847 | 103,822 | 624,025 |
| ING Limited Maturity Bond Portfolio - Service Class | 454 | 12,959 | (12,505) | 1,383 | 11,417 | (10,034) |
| ING Liquid Assets Portfolio - Service Class | 3,024,661 | 1,504,548 | 1,520,113 | 2,356,062 | 2,117,009 | 239,053 |
| ING Lord Abbett Affiliated Portfolio - Service Class | 9,183 | 8,312 | 871 | 23,674 | 6,793 | 16,881 |
| ING MarketPro Portfolio - Service Class | 58,235 | 83,056 | (24,821) | 24,903 | 82 | 24,821 |
| ING Marsico Growth Portfolio - Service Class | 102,796 | 62,923 | 39,873 | 218,536 | 115,536 | 103,000 |
| ING Marsico International Opportunities Portfolio - Service Class | 131,019 | 53,321 | 77,698 | 112,159 | 32,675 | 79,484 |
| ING MFS Total Return Portfolio - Service Class | 163,716 | 97,373 | 66,343 | 250,068 | 124,099 | 125,969 |
| ING MFS Utilities Portfolio - Service Class | 208,276 | 59,296 | 148,980 | 179,698 | 28,635 | 151,063 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 278,413 | 61,545 | 216,868 | 181,884 | 49,416 | 132,468 |
| ING PIMCO Core Bond Portfolio - Service Class | 424,612 | 187,210 | 237,402 | 269,008 | 87,376 | 181,632 |
| ING PIMCO High Yield Portfolio - Service Class | 255,348 | 74,339 | 181,009 | 192,919 | 52,418 | 140,501 |
| ING Pioneer Fund Portfolio - Service Class | 11,195 | 821 | 10,374 | 6,702 | 3,348 | 3,354 |

| | **Year ended December 31** | | | | | |
| | **2007** | | | **2006** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 179,855 | 52,914 | 126,941 | 240,542 | 57,503 | 183,039 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 726,179 | 95,800 | 630,379 | 666,420 | 93,245 | 573,175 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 323,180 | 85,729 | 237,451 | 250,163 | 77,639 | 172,524 |
| ING Templeton Global Growth Portfolio - Service Class | 476,614 | 99,682 | 376,932 | 201,403 | 21,219 | 180,184 |
| ING UBS U.S. Allocation Portfolio - Service Class | 677 | 3,814 | (3,137) | 13,648 | 11,984 | 1,664 |
| ING Van Kampen Capital Growth Portfolio - Service Class | 3,899 | 11,183 | (7,284) | 21,594 | 6,765 | 14,829 |
| ING Van Kampen Global Franchise Portfolio - Service Class | 270,346 | 28,591 | 241,755 | 117,039 | 33,932 | 83,107 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 47,136 | 22,152 | 24,984 | 62,510 | 27,407 | 35,103 |
| ING Van Kampen Real Estate Portfolio - Service Class | 272,497 | 124,750 | 147,747 | 210,643 | 96,445 | 114,198 |
| ING VP Index Plus International Equity Portfolio - Service Class | 160,411 | 14,447 | 145,964 | 33,874 | 1,514 | 32,360 |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | 47,904 | 28,044 | 19,860 | 104,532 | 9,915 | 94,617 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 15,232 | 11,761 | 3,471 | 34,093 | 4,551 | 29,542 |
| ING Partners, Inc.: | | | | | | |
| ING Baron Small Cap Growth Portfolio - Service Class | 282,258 | 74,026 | 208,232 | 297,756 | 49,092 | 248,664 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 169,916 | 19,933 | 149,983 | 100,619 | 14,487 | 86,132 |
| ING Davis New York Venture Portfolio - Service Class | 369,175 | 32,906 | 336,269 | 266,950 | 48,458 | 218,492 |
| ING Fundamental Research Portfolio - Initial Class | 266 | 223,704 | (223,438) | 223,540 | 102 | 223,438 |
| ING Fundamental Research Portfolio - Service Class | - | 438 | (438) | 280,597 | 282,545 | (1,948) |
| ING JPMorgan International Portfolio - Service Class | 208,962 | 58,248 | 150,714 | 88,380 | 7,667 | 80,713 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 4,875 | 14,648 | (9,773) | 4,269 | 8,608 | (4,339) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 69,686 | 13,959 | 55,727 | 29,432 | 7,669 | 21,763 |
| ING Neuberger Berman Partners Portfolio - Service Class | 19,146 | 14,721 | 4,425 | 81,652 | 2,287 | 79,365 |
| ING Neuberger Berman Regency Portfolio - Service Class | 25,715 | 1,650 | 24,065 | 5,023 | 405 | 4,618 |
| ING Oppenheimer Global Portfolio - Initial Class | 456 | 1,244 | (788) | 1,276 | 4,656 | (3,380) |
| ING Oppenheimer Global Portfolio - Service Class | 269,841 | 174,620 | 95,221 | 423,218 | 74,055 | 349,163 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 25,535 | 5,717 | 19,818 | - | - | - |
| ING Templeton Foreign Equity Portfolio - Service Class | 379,231 | 116,574 | 262,657 | 43,059 | 1,330 | 41,729 |
| ING Thornburg Value Portfolio - Initial Class | 11 | 693 | (682) | 57 | 1,657 | (1,600) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Year ended December 31 | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 9,759 | 3,896 | 5,863 | 98,553 | 87,285 | 11,268 |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 4,030 | 406 | 3,624 | 718 | - | 718 |
| ING Van Kampen Comstock Portfolio - Service Class | 161,249 | 43,555 | 117,694 | 133,823 | 49,861 | 83,962 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 51,967 | 11,227 | 40,740 | 12,648 | 2,152 | 10,496 |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class I | 211,741 | 10,737 | 201,004 | - | - | - |
| ING VP Growth and Income Portfolio - Class S | 550 | - | 550 | - | - | - |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 523 | 32,548 | (32,025) | 5,288 | 51,969 | (46,681) |
| ING GET U.S. Core Portfolio - Series 2 | 47 | 35,830 | (35,783) | 1,225 | 100,129 | (98,904) |
| ING GET U.S. Core Portfolio - Series 3 | - | 37,583 | (37,583) | 46,216 | 320,722 | (274,506) |
| ING GET U.S. Core Portfolio - Series 4 | 130 | 27,953 | (27,823) | 668 | 126,435 | (125,767) |
| ING GET U.S. Core Portfolio - Series 5 | 356 | 17,979 | (17,623) | 847 | 139,147 | (138,300) |
| ING GET U.S. Core Portfolio - Series 6 | 124 | 25,911 | (25,787) | 1,377 | 233,003 | (231,626) |
| ING GET U.S. Core Portfolio - Series 7 | - | 39,724 | (39,724) | 702 | 325,317 | (324,615) |
| ING GET U.S. Core Portfolio - Series 8 | - | 3,801 | (3,801) | 18,990 | 249,379 | (230,389) |
| ING GET U.S. Core Portfolio - Series 9 | - | 12,515 | (12,515) | 3,637 | 124,689 | (121,052) |
| ING GET U.S. Core Portfolio - Series 10 | - | 1,593 | (1,593) | 777 | 191,071 | (190,294) |
| ING GET U.S. Core Portfolio - Series 11 | 370 | 482,871 | (482,501) | 1,058,855 | 552,054 | 506,801 |
| ING GET U.S. Core Portfolio - Series 12 | 93 | 99,434 | (99,341) | 237,911 | 133,046 | 104,865 |
| ING GET U.S. Core Portfolio - Series 13 | 242 | 878,357 | (878,115) | 950,443 | 679 | 949,764 |
| ING GET U.S. Core Portfolio - Series 14 | 1,053,840 | 26,628 | 1,027,212 | - | - | - |
| ING VP Global Equity Dividend Portfolio | 320 | 8,649 | (8,329) | 9,508 | 5,203 | 4,305 |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING VP Index Plus LargeCap Portfolio - Class S | 177,244 | 62,890 | 114,354 | 106,975 | 82,702 | 24,273 |
| ING VP Index Plus MidCap Portfolio - Class S | 146,769 | 73,633 | 73,136 | 174,905 | 47,599 | 127,306 |
| ING VP Index Plus SmallCap Portfolio - Class S | 157,602 | 53,555 | 104,047 | 130,864 | 46,377 | 84,487 |
| ING VP Value Opportunity Portfolio - Class S | 989 | 1,344 | (355) | 1,255 | 2,286 | (1,031) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Year ended December 31 | | | | | |
| | 2007 | | | 2006 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class S | 50,665 | 27,701 | 22,964 | 80,168 | 33,903 | 46,265 |
| ING VP MidCap Opportunities Portfolio - Class S | - | 76 | (76) | 50 | 47 | 3 |
| ING VP SmallCap Opportunities Portfolio - Class S | 6,249 | 2,341 | 3,908 | 29,574 | 10,231 | 19,343 |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class S | 818 | 8,920 | (8,102) | 32,829 | 1,976 | 30,853 |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class S | 555,634 | 184,334 | 371,300 | 438,995 | 174,299 | 264,696 |
| Legg Mason Partners Variable Equity Trust: | | | | | | |
| Legg Mason Partners Variable International All Cap Opportunity Portfolio | - | 1,668 | (1,668) | 803 | 3,090 | (2,287) |
| Legg Mason Partners Variable Investors Portfolio | 67,318 | 5,395 | 61,923 | - | - | - |
| Legg Mason Partners Variable Large Cap Value Portfolio | 5 | 27,807 | (27,802) | 1,802 | 12,684 | (10,882) |
| Legg Mason Partners Variable Lifestyle Allocation 50% | 217 | 37,494 | (37,277) | 5,458 | 47,983 | (42,525) |
| Legg Mason Partners Variable Lifestyle Allocation 70% | 78 | 9,586 | (9,508) | 2,404 | 37,165 | (34,761) |
| Legg Mason Partners Variable Lifestyle Allocation 85% | 60 | 3,722 | (3,662) | 97 | 18,581 | (18,484) |
| Legg Mason Partners Variable Income Trust: | | | | | | |
| Legg Mason Partners Variable High Income Portfolio | - | 2,288 | (2,288) | 43 | 1,128 | (1,085) |
| Legg Mason Partners Variable Money Market Portfolio | 3,306 | 6,918 | (3,612) | 189,442 | 186,510 | 2,932 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Main Street Small Cap Fund®/VA - Service Class | 4,740 | 2 | 4,738 | - | - | - |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity-Income VCT Portfolio - Class II | 4,694 | - | 4,694 | - | - | - |
| Pioneer Small Cap Value VCT Portfolio - Class II | 693 | 3,202 | (2,509) | 19,519 | 348 | 19,171 |
| ProFunds: | | | | | | |
| ProFund VP Bull | 2,049 | 1,846 | 203 | 1,907 | 1,543 | 364 |
| ProFund VP Europe 30 | 533 | 1,402 | (869) | 3,959 | 1,636 | 2,323 |
| ProFund VP Rising Rates Opportunity | 8,373 | 14,707 | (6,334) | 25,672 | 5,658 | 20,014 |
| ProFund VP Small-Cap | 4,174 | 1,556 | 2,618 | 8,561 | 1,797 | 6,764 |

## 8.    Unit Summary

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Leisure Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 952.747 | $ 14.13 | $ 13,462 |
| Band 9 | 386.630 | 13.74 | 5,312 |
| Band 17 | 149.487 | 13.86 | 2,072 |
| Band 20 | 6,742.527 | 13.63 | 91,901 |
| Band 22 | 1,735.014 | 13.56 | 23,527 |
| Band 24 | 8,244.922 | 13.77 | 113,533 |
| Band 25 | 402.874 | 13.67 | 5,507 |
| Band 26 | 1,325.399 | 13.60 | 18,025 |
| Band 27 | 491.149 | 13.49 | 6,626 |
| Band 28 | 1,082.633 | 13.46 | 14,572 |
| | 21,513.382 | | $ 294,537 |
| | | | |
| **Columbia Small Cap Value Fund, Variable Series - Class B** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,516.803 | $ 12.90 | $ 19,567 |
| Band 3 | 121.801 | 12.85 | 1,565 |
| Band 5 | 222.278 | 12.97 | 2,883 |
| Band 6 | 22,502.459 | 12.90 | 290,282 |
| Band 8 | 46.478 | 12.80 | 595 |
| Band 9 | 2,069.180 | 12.73 | 26,341 |
| Band 10 | 173.807 | 12.67 | 2,202 |
| Band 17 | 25,078.265 | 12.83 | 321,754 |
| Band 19 | 982.472 | 12.78 | 12,556 |
| Band 20 | 9,169.451 | 12.65 | 115,994 |
| Band 24 | 29,565.480 | 12.76 | 377,256 |
| Band 25 | 4,153.804 | 12.69 | 52,712 |
| Band 26 | 2,642.497 | 12.64 | 33,401 |
| Band 27 | 5,869.444 | 12.55 | 73,662 |
| Band 28 | 635.677 | 12.53 | 7,965 |
| | 104,749.896 | | $ 1,338,735 |
| | | | |
| **Fidelity® VIP Equity-Income Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,151.644 | $ 13.05 | $ 15,029 |
| Band 5 | 6,243.142 | 13.85 | 86,468 |
| Band 6 | 102,128.584 | 13.67 | 1,396,098 |
| Band 8 | 40,312.742 | 13.41 | 540,594 |
| Band 9 | 113,026.037 | 13.24 | 1,496,465 |
| Band 10 | 817.290 | 13.11 | 10,715 |
| Band 17 | 110,858.951 | 13.39 | 1,484,401 |
| Band 19 | 6,494.665 | 13.32 | 86,509 |
| Band 20 | 16,244.108 | 13.17 | 213,935 |
| Band 22 | 1,735.413 | 13.10 | 22,734 |
| Band 24 | 52,459.653 | 13.30 | 697,713 |
| Band 25 | 28,696.924 | 13.21 | 379,086 |
| Band 27 | 1,980.378 | 13.03 | 25,804 |
| Band 28 | 1,257.035 | 13.01 | 16,354 |
| | 483,406.566 | | $ 6,471,905 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund® Portfolio - Service Class 2** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,164.276 | $ 15.27 | $ 48,318 |
| Band 3 | 1,152.845 | 15.21 | 17,535 |
| Band 5 | 13,702.906 | 18.57 | 254,463 |
| Band 6 | 336,347.395 | 18.33 | 6,165,248 |
| Band 7 | 2,096.514 | 18.15 | 38,052 |
| Band 8 | 38,329.935 | 17.98 | 689,172 |
| Band 9 | 116,527.266 | 17.74 | 2,067,194 |
| Band 17 | 216,995.168 | 16.49 | 3,578,250 |
| Band 19 | 17,784.350 | 16.40 | 291,663 |
| Band 20 | 70,388.908 | 16.21 | 1,141,004 |
| Band 22 | 5,425.583 | 16.13 | 87,515 |
| Band 24 | 171,700.756 | 16.37 | 2,810,741 |
| Band 25 | 121,433.097 | 16.26 | 1,974,502 |
| Band 26 | 8,170.494 | 16.18 | 132,199 |
| Band 27 | 22,900.923 | 16.04 | 367,331 |
| Band 28 | 9,840.768 | 16.01 | 157,551 |
| Band 29 | 1,635.702 | 15.93 | 26,057 |
| Band 30 | 9,949.171 | 11.26 | 112,028 |
| Band 31 | 1,534.212 | 11.26 | 17,275 |
| | 1,169,080.269 | | $ 19,976,098 |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,873.449 | $ 23.05 | $ 112,333 |
| Band 3 | 23,320.814 | 22.65 | 528,216 |
| Band 6 | 49,589.828 | 13.92 | 690,290 |
| Band 8 | 1,308.315 | 13.80 | 18,055 |
| Band 9 | 10,367.419 | 13.73 | 142,345 |
| Band 10 | 161.288 | 13.67 | 2,205 |
| Band 17 | 68,402.138 | 13.84 | 946,686 |
| Band 19 | 1,665.396 | 13.78 | 22,949 |
| Band 20 | 8,193.782 | 13.65 | 111,845 |
| Band 22 | 654.171 | 13.59 | 8,890 |
| Band 24 | 27,804.172 | 13.76 | 382,585 |
| Band 25 | 20,665.783 | 13.69 | 282,915 |
| Band 26 | 7,047.921 | 13.63 | 96,063 |
| Band 27 | 582.543 | 13.54 | 7,888 |
| Band 28 | 2,943.820 | 13.52 | 39,800 |
| | 227,580.839 | | $ 3,393,065 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,326.243 | $ 16.25 | $ 37,801 |
| Band 2 | 345.536 | 12.06 | 4,167 |
| Band 3 | 9,423.494 | 16.14 | 152,095 |
| Band 5 | 10,920.279 | 16.39 | 178,983 |
| Band 6 | 651,428.331 | 16.25 | 10,585,710 |
| Band 7 | 204.415 | 16.14 | 3,299 |
| Band 8 | 11,190.272 | 16.04 | 179,492 |
| Band 9 | 95,509.794 | 15.90 | 1,518,606 |
| Band 10 | 6,402.992 | 15.80 | 101,167 |
| Band 17 | 685,178.062 | 15.26 | 10,455,817 |
| Band 19 | 36,627.357 | 15.19 | 556,370 |
| Band 20 | 170,856.823 | 15.01 | 2,564,561 |
| Band 22 | 90,235.492 | 14.93 | 1,347,216 |
| Band 24 | 405,762.583 | 15.16 | 6,151,361 |
| Band 25 | 512,617.272 | 15.06 | 7,720,016 |
| Band 26 | 13,883.049 | 14.98 | 207,968 |
| Band 27 | 18,593.434 | 14.86 | 276,298 |
| Band 28 | 32,644.930 | 14.83 | 484,124 |
| Band 29 | 1,846.803 | 14.75 | 27,240 |
| Band 30 | 5,917.775 | 10.64 | 62,965 |
| | 2,761,914.936 | | $ 42,615,256 |
| **ING American Funds Growth-Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,376.963 | $ 14.48 | $ 19,938 |
| Band 2 | 317.136 | 11.68 | 3,704 |
| Band 3 | 14,906.458 | 14.38 | 214,355 |
| Band 5 | 9,059.960 | 14.60 | 132,275 |
| Band 6 | 458,953.602 | 14.48 | 6,645,648 |
| Band 8 | 8,684.350 | 14.29 | 124,099 |
| Band 9 | 96,833.100 | 14.17 | 1,372,125 |
| Band 10 | 8,058.675 | 14.07 | 113,386 |
| Band 17 | 502,005.053 | 13.14 | 6,596,346 |
| Band 19 | 36,827.632 | 13.08 | 481,705 |
| Band 20 | 68,520.636 | 12.92 | 885,287 |
| Band 22 | 9,575.817 | 12.86 | 123,145 |
| Band 24 | 321,331.347 | 13.05 | 4,193,374 |
| Band 25 | 414,401.617 | 12.97 | 5,374,789 |
| Band 26 | 5,852.887 | 12.90 | 75,502 |
| Band 27 | 13,226.196 | 12.79 | 169,163 |
| Band 28 | 34,236.348 | 12.77 | 437,198 |
| Band 29 | 4,289.820 | 12.70 | 54,481 |
| Band 31 | 835.784 | 10.17 | 8,500 |
| | 2,009,293.381 | | $ 27,025,020 |

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Funds International Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,065.529 | $ 22.41 | $ 23,879 |
| Band 2 | 158.894 | 14.57 | 2,315 |
| Band 3 | 4,695.409 | 22.26 | 104,520 |
| Band 5 | 698.656 | 22.61 | 15,797 |
| Band 6 | 249,916.099 | 22.41 | 5,600,620 |
| Band 7 | 19.042 | 22.26 | 424 |
| Band 8 | 3,867.627 | 22.12 | 85,552 |
| Band 9 | 39,950.953 | 21.93 | 876,124 |
| Band 10 | 1,467.359 | 21.79 | 31,974 |
| Band 17 | 288,858.457 | 18.82 | 5,436,316 |
| Band 19 | 20,258.545 | 18.73 | 379,443 |
| Band 20 | 64,711.266 | 18.50 | 1,197,158 |
| Band 22 | 8,465.048 | 18.41 | 155,842 |
| Band 24 | 233,833.060 | 18.69 | 4,370,340 |
| Band 25 | 312,921.380 | 18.57 | 5,810,950 |
| Band 26 | 14,367.094 | 18.47 | 265,360 |
| Band 27 | 26,052.743 | 18.32 | 477,286 |
| Band 28 | 15,238.392 | 18.28 | 278,558 |
| Band 29 | 1,638.160 | 18.19 | 29,798 |
| | 1,288,183.713 | | $ 25,142,256 |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 824.082 | $ 12.99 | $ 10,705 |
| Band 3 | 2,981.568 | 12.93 | 38,552 |
| Band 5 | 1,886.106 | 13.06 | 24,633 |
| Band 6 | 30,020.345 | 12.99 | 389,964 |
| Band 8 | 473.842 | 12.88 | 6,103 |
| Band 9 | 4,552.848 | 12.81 | 58,322 |
| Band 17 | 19,472.234 | 12.91 | 251,387 |
| Band 19 | 1,538.743 | 12.86 | 19,788 |
| Band 20 | 5,474.437 | 12.74 | 69,744 |
| Band 22 | 770.657 | 12.69 | 9,780 |
| Band 24 | 16,917.710 | 12.84 | 217,223 |
| Band 25 | 6,965.717 | 12.77 | 88,952 |
| Band 26 | 259.578 | 12.72 | 3,302 |
| Band 28 | 330.781 | 12.62 | 4,174 |
| | 92,468.648 | | $ 1,192,629 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING BlackRock Large Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 843.696 | $ 13.32 | $ 11,238 |
| Band 6 | 19,515.404 | 13.25 | 258,579 |
| Band 9 | 2,549.901 | 13.07 | 33,327 |
| Band 17 | 13,709.338 | 13.18 | 180,689 |
| Band 20 | 2,014.195 | 13.00 | 26,185 |
| Band 24 | 9,149.769 | 13.10 | 119,862 |
| Band 26 | 763.138 | 12.98 | 9,906 |
| Band 27 | 915.982 | 12.89 | 11,807 |
| Band 28 | 184.149 | 12.87 | 2,370 |
| | 49,645.572 | | $ 653,963 |
| | | | |
| **ING Capital Guardian U.S. Equities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 5,190.466 | $ 12.37 | $ 64,206 |
| Band 3 | 32,978.038 | 12.23 | 403,321 |
| Band 6 | 13,832.958 | 11.97 | 165,581 |
| Band 9 | 8,624.446 | 11.80 | 101,768 |
| Band 17 | 16,636.424 | 11.90 | 197,973 |
| Band 20 | 120.252 | 11.74 | 1,412 |
| Band 24 | 24,576.019 | 11.83 | 290,734 |
| Band 25 | 334.683 | 11.77 | 3,939 |
| Band 26 | 325.743 | 11.72 | 3,818 |
| | 102,619.029 | | $ 1,232,752 |
| | | | |
| **ING EquitiesPlus Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 6,788.443 | $ 10.88 | $ 73,858 |
| Band 6 | 2,095.048 | 10.91 | 22,857 |
| Band 17 | 7,724.765 | 10.87 | 83,968 |
| Band 24 | 1,198.633 | 10.84 | 12,993 |
| | 17,806.889 | | $ 193,676 |
| | | | |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 418.528 | $ 13.59 | $ 5,688 |
| Band 3 | 1,111.603 | 13.53 | 15,040 |
| Band 5 | 3,615.097 | 13.13 | 47,466 |
| Band 6 | 149,839.988 | 13.04 | 1,953,913 |
| Band 8 | 4,235.991 | 12.89 | 54,602 |
| Band 9 | 13,017.652 | 12.80 | 166,626 |
| Band 17 | 38,165.664 | 14.12 | 538,899 |
| Band 19 | 3,505.486 | 14.04 | 49,217 |
| Band 20 | 12,130.689 | 13.88 | 168,374 |
| Band 24 | 30,050.861 | 14.02 | 421,313 |
| Band 25 | 24,685.594 | 13.93 | 343,870 |
| Band 26 | 668.478 | 13.85 | 9,258 |
| Band 27 | 1,861.253 | 13.74 | 25,574 |
| Band 28 | 1,367.508 | 13.71 | 18,749 |
| | 284,674.392 | | $ 3,818,589 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Omega Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 1,062.951 | $ 12.48 | $ 13,266 |
| Band 6 | 6,592.039 | 12.39 | 81,675 |
| Band 8 | 523.932 | 12.25 | 6,418 |
| Band 9 | 1,001.813 | 12.16 | 12,182 |
| Band 17 | 2,541.009 | 13.23 | 33,618 |
| Band 20 | 61.434 | 13.01 | 799 |
| Band 24 | 673.483 | 13.14 | 8,850 |
| | 12,456.661 | | $ 156,808 |
| | | | |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 7,998.843 | $ 16.91 | $ 135,260 |
| Band 3 | 134,973.155 | 16.72 | 2,256,751 |
| Band 5 | 39.555 | 15.11 | 598 |
| Band 6 | 86,660.140 | 15.03 | 1,302,502 |
| Band 8 | 617.514 | 14.91 | 9,207 |
| Band 9 | 9,860.511 | 14.83 | 146,231 |
| Band 17 | 104,375.804 | 14.95 | 1,560,418 |
| Band 19 | 2,717.585 | 14.89 | 40,465 |
| Band 20 | 12,280.710 | 14.74 | 181,018 |
| Band 22 | 2,575.740 | 14.68 | 37,812 |
| Band 24 | 80,018.110 | 14.87 | 1,189,869 |
| Band 25 | 117,362.367 | 14.78 | 1,734,616 |
| Band 26 | 1,131.526 | 14.72 | 16,656 |
| Band 27 | 11,240.269 | 14.62 | 164,333 |
| Band 28 | 4,496.472 | 14.60 | 65,648 |
| | 576,348.301 | | $ 8,841,384 |
| **ING FMR[SM] Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 14,685.492 | $ 10.97 | $ 161,100 |
| Band 6 | 12,547.989 | 10.91 | 136,899 |
| Band 8 | 5,701.216 | 10.82 | 61,687 |
| Band 9 | 14,361.329 | 10.76 | 154,528 |
| Band 17 | 4,254.949 | 10.85 | 46,166 |
| Band 20 | 1,999.381 | 10.70 | 21,393 |
| Band 22 | 443.260 | 10.66 | 4,725 |
| Band 24 | 3,486.650 | 10.79 | 37,621 |
| Band 27 | 892.096 | 10.61 | 9,465 |
| | 58,372.362 | | $ 633,584 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR℠ Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,176.139 | $ 26.72 | $ 111,586 |
| Band 2 | 1,479.022 | 26.72 | 39,519 |
| Band 3 | 40,724.643 | 26.15 | 1,064,949 |
| Band 4 | 15,908.839 | 26.15 | 416,016 |
| Band 6 | 11,521.786 | 11.82 | 136,188 |
| Band 17 | 80,459.654 | 11.75 | 945,401 |
| Band 19 | 868.162 | 11.70 | 10,157 |
| Band 24 | 13,670.752 | 11.69 | 159,811 |
| Band 25 | 2,147.517 | 11.62 | 24,954 |
| Band 27 | 1,080.279 | 11.50 | 12,423 |
| | 172,036.793 | | $ 2,921,004 |
| **ING Focus 5 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 7,216.517 | $ 9.95 | $ 71,804 |
| Band 17 | 16,628.946 | 9.94 | 165,292 |
| Band 24 | 5,060.856 | 9.93 | 50,254 |
| Band 25 | 4,208.289 | 9.93 | 41,788 |
| Band 27 | 11,490.032 | 9.92 | 113,981 |
| Band 28 | 1,569.965 | 9.91 | 15,558 |
| | 46,174.605 | | $ 458,677 |
| **ING Franklin Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 5,680.910 | $ 11.06 | $ 62,831 |
| Band 5 | 1,690.490 | 11.12 | 18,798 |
| Band 6 | 202,527.656 | 11.09 | 2,246,032 |
| Band 8 | 2,531.915 | 11.03 | 27,927 |
| Band 9 | 68,289.742 | 10.99 | 750,504 |
| Band 10 | 1,744.053 | 10.97 | 19,132 |
| Band 17 | 109,294.676 | 11.05 | 1,207,706 |
| Band 19 | 8,585.970 | 11.02 | 94,617 |
| Band 20 | 23,365.340 | 10.96 | 256,084 |
| Band 22 | 15,862.188 | 10.93 | 173,374 |
| Band 24 | 285,711.223 | 11.01 | 3,145,681 |
| Band 25 | 117,874.265 | 10.97 | 1,293,081 |
| Band 26 | 1,479.047 | 10.95 | 16,196 |
| Band 27 | 10,826.726 | 10.90 | 118,011 |
| Band 28 | 9,173.242 | 10.89 | 99,897 |
| | 864,637.443 | | $ 9,529,871 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Franklin Mutual Shares Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 2,469.888 | $ 11.92 | $ 29,441 |
| Band 6 | 136,080.662 | 11.90 | 1,619,360 |
| Band 8 | 2,597.809 | 11.87 | 30,836 |
| Band 9 | 16,600.197 | 11.86 | 196,878 |
| Band 10 | 788.650 | 11.85 | 9,346 |
| Band 17 | 55,250.492 | 11.88 | 656,376 |
| Band 19 | 7,106.120 | 11.87 | 84,350 |
| Band 20 | 8,272.378 | 11.84 | 97,945 |
| Band 22 | 1,785.039 | 11.83 | 21,117 |
| Band 24 | 102,012.031 | 11.87 | 1,210,883 |
| Band 25 | 49,916.678 | 11.85 | 591,513 |
| Band 27 | 895.464 | 11.82 | 10,584 |
| Band 28 | 8,173.379 | 11.81 | 96,528 |
| | 391,948.787 | | $ 4,655,157 |
| **ING Franklin Templeton Founding Strategy Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 63,615.321 | $ 9.62 | $ 611,979 |
| Band 8 | 697.631 | 9.60 | 6,697 |
| Band 9 | 67,967.309 | 9.58 | 651,127 |
| Band 10 | 2,883.142 | 9.57 | 27,592 |
| Band 17 | 284,068.246 | 9.60 | 2,727,055 |
| Band 19 | 11,065.423 | 9.59 | 106,117 |
| Band 20 | 34,315.072 | 9.57 | 328,395 |
| Band 22 | 2,267.183 | 9.56 | 21,674 |
| Band 24 | 45,177.802 | 9.59 | 433,255 |
| Band 25 | 64,174.448 | 9.58 | 614,791 |
| Band 26 | 1,027.194 | 9.57 | 9,830 |
| Band 27 | 1,180.035 | 9.55 | 11,269 |
| Band 28 | 17,902.976 | 9.55 | 170,973 |
| | 596,341.782 | | $ 5,720,754 |
| **ING Global Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 52,028.609 | $ 12.48 | $ 649,317 |
| Band 7 | 64.237 | 12.45 | 800 |
| Band 8 | 222.071 | 12.42 | 2,758 |
| Band 9 | 18,187.943 | 12.38 | 225,167 |
| Band 17 | 42,984.656 | 12.44 | 534,729 |
| Band 19 | 11,108.301 | 12.41 | 137,854 |
| Band 20 | 7,892.502 | 12.34 | 97,393 |
| Band 22 | 1,410.930 | 12.30 | 17,354 |
| Band 24 | 32,492.369 | 12.40 | 402,905 |
| Band 25 | 108,874.454 | 12.36 | 1,345,688 |
| Band 26 | 1,093.766 | 12.33 | 13,486 |
| Band 27 | 7,724.575 | 12.27 | 94,781 |
| Band 28 | 2,736.641 | 12.26 | 33,551 |
| | 286,821.054 | | $ 3,555,783 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Global Resources Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 888.968 | $ 48.66 | $ 43,257 |
| Band 3 | 3,011.174 | 47.29 | 142,398 |
| Band 5 | 243.172 | 21.25 | 5,167 |
| Band 6 | 78,151.788 | 21.14 | 1,652,129 |
| Band 8 | 1,833.954 | 20.97 | 38,458 |
| Band 9 | 12,207.214 | 20.85 | 254,520 |
| Band 17 | 117,097.335 | 21.02 | 2,461,386 |
| Band 19 | 11,491.048 | 20.94 | 240,623 |
| Band 20 | 10,111.206 | 20.73 | 209,605 |
| Band 22 | 1,359.567 | 20.65 | 28,075 |
| Band 24 | 63,623.727 | 20.91 | 1,330,372 |
| Band 25 | 43,938.156 | 20.79 | 913,474 |
| Band 26 | 4,787.345 | 20.71 | 99,146 |
| Band 27 | 3,021.405 | 20.56 | 62,120 |
| Band 28 | 503.071 | 20.53 | 10,328 |
| Band 29 | 140.964 | 20.45 | 2,883 |
| | 352,410.094 | | $ 7,493,941 |
| **ING Global Technology Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,750.300 | $ 8.40 | $ 14,703 |
| Band 6 | 13,428.142 | 13.36 | 179,400 |
| Band 8 | 250.229 | 13.25 | 3,316 |
| Band 9 | 6,001.823 | 13.18 | 79,104 |
| Band 17 | 36,747.623 | 13.29 | 488,376 |
| Band 19 | 4,101.879 | 13.23 | 54,268 |
| Band 20 | 4,364.659 | 13.10 | 57,177 |
| Band 22 | 362.080 | 13.05 | 4,725 |
| Band 24 | 7,825.033 | 13.21 | 103,369 |
| Band 25 | 6,133.578 | 13.14 | 80,595 |
| Band 26 | 764.604 | 13.09 | 10,009 |
| Band 27 | 1,070.299 | 13.00 | 13,914 |
| | 82,800.249 | | $ 1,088,956 |
| **ING International Growth Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 19,345.180 | $ 16.13 | $ 312,038 |
| | 19,345.180 | | $ 312,038 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Janus Contrarian Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,282.280 | $ 17.35 | $ 22,248 |
| Band 3 | 100,457.749 | 17.16 | 1,723,855 |
| Band 5 | 2,549.485 | 19.17 | 48,874 |
| Band 6 | 61,221.492 | 19.03 | 1,165,045 |
| Band 7 | 2,066.439 | 18.92 | 39,097 |
| Band 8 | 414.976 | 18.82 | 7,810 |
| Band 9 | 11,089.604 | 18.68 | 207,154 |
| Band 10 | 572.937 | 18.58 | 10,645 |
| Band 17 | 82,206.215 | 19.58 | 1,609,598 |
| Band 19 | 10,007.313 | 19.48 | 194,942 |
| Band 20 | 15,883.843 | 19.25 | 305,764 |
| Band 22 | 251.109 | 19.15 | 4,809 |
| Band 24 | 62,695.167 | 19.45 | 1,219,421 |
| Band 25 | 35,340.765 | 19.31 | 682,430 |
| Band 26 | 4,451.233 | 19.22 | 85,553 |
| Band 27 | 8,127.928 | 19.05 | 154,837 |
| Band 28 | 795.565 | 19.02 | 15,132 |
| | 399,414.100 | | $ 7,497,214 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,565.697 | $ 25.82 | $ 117,886 |
| Band 3 | 15,321.589 | 25.43 | 389,628 |
| Band 5 | 1,895.619 | 25.34 | 48,035 |
| Band 6 | 167,219.260 | 25.20 | 4,213,925 |
| Band 7 | 1,888.516 | 25.10 | 47,402 |
| Band 8 | 3,774.489 | 25.00 | 94,362 |
| Band 9 | 12,968.163 | 24.86 | 322,389 |
| Band 10 | 155.665 | 24.76 | 3,854 |
| Band 17 | 103,410.078 | 25.06 | 2,591,457 |
| Band 19 | 22,839.086 | 24.96 | 570,064 |
| Band 20 | 21,547.891 | 24.72 | 532,664 |
| Band 22 | 2,483.142 | 24.62 | 61,135 |
| Band 24 | 52,151.391 | 24.93 | 1,300,134 |
| Band 25 | 140,935.483 | 24.79 | 3,493,791 |
| Band 26 | 6,759.438 | 24.69 | 166,891 |
| Band 27 | 1,277.170 | 24.52 | 31,316 |
| Band 28 | 2,419.013 | 24.48 | 59,217 |
| Band 29 | 193.068 | 24.38 | 4,707 |
| | 561,804.758 | | $ 14,048,857 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Small Cap Core Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 1,170.034 | $ 14.99 | $ 17,539 |
| Band 6 | 133,155.215 | 14.82 | 1,973,360 |
| Band 7 | 1,702.794 | 14.69 | 25,014 |
| Band 8 | 1,608.045 | 14.57 | 23,429 |
| Band 9 | 7,752.373 | 14.40 | 111,634 |
| Band 10 | 2,621.564 | 14.28 | 37,436 |
| Band 17 | 117,760.292 | 13.48 | 1,587,409 |
| Band 19 | 3,572.864 | 13.41 | 47,912 |
| Band 20 | 19,462.806 | 13.25 | 257,882 |
| Band 22 | 4,846.080 | 13.19 | 63,920 |
| Band 24 | 56,717.972 | 13.39 | 759,454 |
| Band 25 | 109,992.922 | 13.30 | 1,462,906 |
| Band 26 | 161.779 | 13.23 | 2,140 |
| Band 27 | 34.065 | 13.12 | 447 |
| Band 28 | 1,882.457 | 13.10 | 24,660 |
| | 462,441.262 | | $ 6,395,142 |
| **ING JPMorgan Value Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 1,357.857 | $ 12.27 | $ 16,661 |
| Band 5 | 4,768.427 | 12.39 | 59,081 |
| Band 6 | 58,129.766 | 12.32 | 716,159 |
| Band 8 | 6,075.661 | 12.22 | 74,245 |
| Band 9 | 16,951.217 | 12.16 | 206,127 |
| Band 17 | 21,980.108 | 12.25 | 269,256 |
| Band 19 | 8,525.535 | 12.20 | 104,012 |
| Band 20 | 3,549.131 | 12.09 | 42,909 |
| Band 22 | 392.454 | 12.04 | 4,725 |
| Band 24 | 13,301.760 | 12.19 | 162,148 |
| Band 25 | 3,157.084 | 12.12 | 38,264 |
| Band 26 | 820.674 | 12.07 | 9,906 |
| Band 27 | 1,338.490 | 11.99 | 16,048 |
| Band 28 | 1,628.510 | 11.97 | 19,493 |
| | 141,976.674 | | $ 1,739,034 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 924.894 | $ 17.42 | $ 16,112 |
| Band 3 | 1,972.710 | 17.35 | 34,227 |
| Band 5 | 63.860 | 21.00 | 1,341 |
| Band 6 | 159,323.486 | 20.76 | 3,307,556 |
| Band 8 | 2,325.104 | 20.41 | 47,455 |
| Band 9 | 16,169.124 | 20.18 | 326,293 |
| Band 17 | 206,532.630 | 19.87 | 4,103,803 |
| Band 19 | 8,782.822 | 19.77 | 173,636 |
| Band 20 | 33,604.058 | 19.54 | 656,623 |
| Band 22 | 4,037.800 | 19.44 | 78,495 |
| Band 24 | 121,399.367 | 19.74 | 2,396,424 |
| Band 25 | 190,860.522 | 19.61 | 3,742,775 |
| Band 26 | 7,609.454 | 19.51 | 148,460 |
| Band 27 | 2,589.170 | 19.34 | 50,075 |
| Band 28 | 4,796.266 | 19.30 | 92,568 |
| Band 29 | 490.058 | 19.21 | 9,414 |
| | 761,481.325 | | $ 15,185,257 |
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 489.010 | $ 9.84 | $ 4,812 |
| Band 3 | 6,213.894 | 9.73 | 60,461 |
| Band 5 | 4,079.987 | 9.98 | 40,718 |
| Band 6 | 212,804.629 | 9.84 | 2,093,998 |
| Band 8 | 4,425.840 | 9.62 | 42,577 |
| Band 9 | 26,522.399 | 9.48 | 251,432 |
| Band 17 | 108,346.903 | 11.72 | 1,269,826 |
| Band 19 | 669.003 | 11.66 | 7,801 |
| Band 20 | 31,530.530 | 11.52 | 363,232 |
| Band 22 | 8,325.541 | 11.46 | 95,411 |
| Band 24 | 145,471.552 | 11.64 | 1,693,289 |
| Band 25 | 103,908.316 | 11.56 | 1,201,180 |
| Band 26 | 6,416.391 | 11.50 | 73,788 |
| Band 27 | 1,294.754 | 11.40 | 14,760 |
| Band 28 | 550.236 | 11.38 | 6,262 |
| | 661,048.985 | | $ 7,219,547 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING LifeStyle Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 12,439.716 | $ 13.57 | $ 168,807 |
| Band 6 | 693,606.873 | 14.27 | 9,897,770 |
| Band 8 | 3,519.085 | 14.12 | 49,689 |
| Band 9 | 89,239.584 | 14.01 | 1,250,247 |
| Band 17 | 552,984.258 | 14.45 | 7,990,623 |
| Band 19 | 39,078.358 | 14.38 | 561,947 |
| Band 20 | 16,549.212 | 14.21 | 235,164 |
| Band 22 | 3,508.923 | 14.13 | 49,581 |
| Band 24 | 297,033.714 | 14.35 | 4,262,434 |
| Band 25 | 156,130.366 | 14.26 | 2,226,419 |
| Band 26 | 35,794.252 | 14.18 | 507,562 |
| Band 27 | 17,222.186 | 14.06 | 242,144 |
| Band 28 | 38,703.019 | 14.04 | 543,390 |
| | 1,955,809.546 | | $ 27,985,777 |
| **ING LifeStyle Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 883.874 | $ 13.87 | $ 12,259 |
| Band 6 | 1,133,854.971 | 13.76 | 15,601,844 |
| Band 8 | 2,368.476 | 13.61 | 32,235 |
| Band 9 | 105,677.056 | 13.51 | 1,427,697 |
| Band 17 | 1,336,908.131 | 13.81 | 18,462,701 |
| Band 19 | 38,816.737 | 13.74 | 533,342 |
| Band 20 | 119,395.000 | 13.58 | 1,621,384 |
| Band 22 | 21,045.785 | 13.51 | 284,329 |
| Band 24 | 773,544.923 | 13.72 | 10,613,036 |
| Band 25 | 584,805.340 | 13.62 | 7,965,049 |
| Band 26 | 76,165.408 | 13.55 | 1,032,041 |
| Band 27 | 14,660.040 | 13.44 | 197,031 |
| Band 28 | 115,135.515 | 13.41 | 1,543,967 |
| | 4,323,261.256 | | $ 59,326,915 |
| **ING LifeStyle Moderate Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 19,209.266 | $ 13.38 | $ 257,020 |
| Band 6 | 1,089,467.279 | 13.28 | 14,468,125 |
| Band 7 | 794.249 | 13.20 | 10,484 |
| Band 8 | 46,183.938 | 13.13 | 606,395 |
| Band 9 | 193,668.320 | 13.03 | 2,523,498 |
| Band 17 | 1,461,655.804 | 13.24 | 19,352,323 |
| Band 19 | 177,815.939 | 13.17 | 2,341,836 |
| Band 20 | 178,639.697 | 13.02 | 2,325,889 |
| Band 22 | 14,604.637 | 12.95 | 189,130 |
| Band 24 | 822,813.059 | 13.15 | 10,819,992 |
| Band 25 | 457,194.606 | 13.06 | 5,970,962 |
| Band 26 | 32,846.388 | 13.00 | 427,003 |
| Band 27 | 57,404.686 | 12.89 | 739,946 |
| Band 28 | 40,406.617 | 12.86 | 519,629 |
| | 4,592,704.485 | | $ 60,552,232 |

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Notes to Financial Statements

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING LifeStyle Moderate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,104.866 | $ 12.26 | $ 13,546 |
| Band 4 | 855.159 | 11.43 | 9,774 |
| Band 5 | 5,242.839 | 12.96 | 67,947 |
| Band 6 | 403,700.166 | 12.86 | 5,191,584 |
| Band 8 | 23,288.752 | 12.72 | 296,233 |
| Band 9 | 114,072.204 | 12.63 | 1,440,732 |
| Band 10 | 12,753.862 | 12.56 | 160,189 |
| Band 17 | 607,968.450 | 12.70 | 7,721,199 |
| Band 19 | 19,236.617 | 12.64 | 243,151 |
| Band 20 | 82,315.945 | 12.49 | 1,028,126 |
| Band 22 | 19,151.452 | 12.42 | 237,861 |
| Band 24 | 318,151.481 | 12.62 | 4,015,072 |
| Band 25 | 612,506.608 | 12.53 | 7,674,708 |
| Band 26 | 7,992.489 | 12.47 | 99,666 |
| Band 27 | 4,348.928 | 12.36 | 53,753 |
| Band 28 | 28,459.386 | 12.34 | 351,189 |
| Band 29 | 7,361.247 | 12.28 | 90,396 |
| | 2,268,510.451 | | $ 28,695,126 |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 6,189.898 | $ 22.50 | $ 139,273 |
| Band 3 | 17,093.557 | 21.86 | 373,665 |
| | 23,283.455 | | $ 512,938 |
| **ING Liquid Assets Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 12,401.717 | $ 17.45 | $ 216,410 |
| Band 3 | 73,336.479 | 16.95 | 1,243,053 |
| Band 4 | 8,907.348 | 10.05 | 89,519 |
| Band 5 | 717.206 | 18.10 | 12,981 |
| Band 6 | 149,051.896 | 17.45 | 2,600,956 |
| Band 7 | 393.345 | 16.95 | 6,667 |
| Band 8 | 68,449.338 | 16.47 | 1,127,361 |
| Band 9 | 284,763.780 | 15.85 | 4,513,506 |
| Band 10 | 2,749.695 | 15.40 | 42,345 |
| Band 17 | 535,916.336 | 10.80 | 5,787,896 |
| Band 19 | 23,791.288 | 10.75 | 255,756 |
| Band 20 | 112,964.836 | 10.62 | 1,199,687 |
| Band 24 | 145,972.943 | 10.73 | 1,566,290 |
| Band 25 | 314,093.097 | 10.66 | 3,348,232 |
| Band 26 | 43,487.435 | 10.60 | 460,967 |
| Band 27 | 312,221.952 | 10.51 | 3,281,453 |
| Band 28 | 14,941.094 | 10.49 | 156,732 |
| Band 30 | 6,607.944 | 10.14 | 67,005 |
| | 2,110,767.729 | | $ 25,976,816 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 8,931.350 | $ 14.02 | $ 125,218 |
| Band 6 | 4,505.531 | 15.01 | 67,628 |
| Band 17 | 11,868.570 | 13.40 | 159,039 |
| Band 19 | 3,293.533 | 13.33 | 43,903 |
| Band 20 | 1,505.399 | 13.17 | 19,826 |
| Band 24 | 3,098.147 | 13.31 | 41,236 |
| Band 25 | 1,876.958 | 13.22 | 24,813 |
| | 35,079.488 | | $ 481,663 |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 14,308.686 | $ 19.43 | $ 278,018 |
| Band 3 | 162,196.160 | 19.09 | 3,096,325 |
| Band 6 | 93,927.904 | 14.10 | 1,324,383 |
| Band 8 | 474.101 | 13.95 | 6,614 |
| Band 9 | 9,618.044 | 13.84 | 133,114 |
| Band 10 | 169.227 | 13.77 | 2,330 |
| Band 17 | 134,618.322 | 14.26 | 1,919,657 |
| Band 19 | 3,624.428 | 14.19 | 51,431 |
| Band 20 | 11,549.929 | 14.02 | 161,930 |
| Band 22 | 371.145 | 13.95 | 5,177 |
| Band 24 | 39,429.378 | 14.17 | 558,714 |
| Band 25 | 45,796.831 | 14.07 | 644,361 |
| Band 26 | 6,786.836 | 14.00 | 95,016 |
| Band 27 | 12,323.012 | 13.88 | 171,043 |
| Band 28 | 5,101.102 | 13.86 | 70,701 |
| | 540,295.105 | | $ 8,518,814 |
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 748.919 | $ 18.13 | $ 13,578 |
| Band 3 | 13,723.505 | 18.05 | 247,709 |
| Band 5 | 1,818.628 | 18.22 | 33,135 |
| Band 6 | 58,960.402 | 18.13 | 1,068,952 |
| Band 7 | 2,188.038 | 18.05 | 39,494 |
| Band 8 | 1,829.591 | 17.98 | 32,896 |
| Band 9 | 12,278.786 | 17.88 | 219,545 |
| Band 10 | 3,582.559 | 17.81 | 63,805 |
| Band 17 | 39,484.718 | 18.03 | 711,909 |
| Band 19 | 10,670.883 | 17.95 | 191,542 |
| Band 20 | 7,577.936 | 17.78 | 134,736 |
| Band 24 | 75,524.490 | 17.93 | 1,354,154 |
| Band 25 | 67,086.392 | 17.83 | 1,196,150 |
| Band 26 | 2,697.423 | 17.76 | 47,906 |
| Band 27 | 1,157.412 | 17.64 | 20,417 |
| Band 28 | 2,851.797 | 17.61 | 50,220 |
| Band 29 | 1,538.539 | 17.54 | 26,986 |
| | 303,720.018 | | $ 5,453,134 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 8,943.471 | $ 28.42 | $ 254,173 |
| Band 2 | 5,616.708 | 28.42 | 159,627 |
| Band 3 | 41,881.342 | 27.86 | 1,166,814 |
| Band 4 | 30,235.111 | 27.86 | 842,350 |
| Band 5 | 5,911.999 | 29.19 | 172,571 |
| Band 6 | 69,490.457 | 28.42 | 1,974,919 |
| Band 8 | 14,655.145 | 27.32 | 400,379 |
| Band 9 | 31,986.991 | 26.59 | 850,534 |
| Band 10 | 1,166.483 | 26.07 | 30,410 |
| Band 17 | 91,596.523 | 12.33 | 1,129,385 |
| Band 19 | 17,675.162 | 12.26 | 216,697 |
| Band 20 | 32,684.133 | 12.12 | 396,132 |
| Band 22 | 2,391.188 | 12.06 | 28,838 |
| Band 24 | 154,131.747 | 12.24 | 1,886,573 |
| Band 25 | 141,756.042 | 12.16 | 1,723,753 |
| Band 26 | 5,886.131 | 12.10 | 71,222 |
| Band 27 | 8,795.820 | 12.00 | 105,550 |
| Band 28 | 1,624.715 | 11.97 | 19,448 |
| Band 30 | 6,311.046 | 10.25 | 64,688 |
| | 672,740.214 | | $ 11,494,063 |
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 1,166.606 | $ 18.46 | $ 21,536 |
| Band 6 | 142,733.769 | 18.54 | 2,646,284 |
| Band 7 | 10.908 | 18.46 | 201 |
| Band 8 | 3,651.709 | 18.39 | 67,155 |
| Band 9 | 20,629.979 | 18.29 | 377,322 |
| Band 17 | 92,698.093 | 18.44 | 1,709,353 |
| Band 19 | 11,315.839 | 18.36 | 207,759 |
| Band 20 | 23,276.961 | 18.19 | 423,408 |
| Band 22 | 2,889.664 | 18.11 | 52,332 |
| Band 24 | 43,466.202 | 18.34 | 797,170 |
| Band 25 | 40,299.106 | 18.24 | 735,056 |
| Band 26 | 418.997 | 18.16 | 7,609 |
| Band 27 | 1,801.880 | 18.04 | 32,506 |
| Band 28 | 2,467.566 | 18.01 | 44,441 |
| | 386,827.279 | | $ 7,122,132 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,106.879 | $ 25.64 | $ 79,660 |
| Band 2 | 13,120.118 | 25.64 | 336,400 |
| Band 3 | 16,602.522 | 25.14 | 417,387 |
| Band 4 | 34,499.506 | 25.14 | 867,318 |
| Band 5 | 662.874 | 26.34 | 17,460 |
| Band 6 | 27,307.206 | 25.64 | 700,157 |
| Band 8 | 8,738.129 | 24.64 | 215,307 |
| Band 9 | 36,951.503 | 23.99 | 886,467 |
| Band 17 | 64,225.969 | 13.48 | 865,766 |
| Band 19 | 2,053.867 | 13.41 | 27,542 |
| Band 20 | 1,602.574 | 13.25 | 21,234 |
| Band 22 | 476.201 | 13.18 | 6,276 |
| Band 24 | 24,334.222 | 13.39 | 325,835 |
| Band 25 | 254,416.515 | 13.29 | 3,381,195 |
| Band 28 | 1,756.167 | 13.09 | 22,988 |
| | 489,854.252 | | $ 8,170,992 |
| **ING PIMCO Core Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 5,525.754 | $ 15.46 | $ 85,428 |
| Band 3 | 12,591.314 | 15.16 | 190,884 |
| Band 5 | 8,527.895 | 15.88 | 135,423 |
| Band 6 | 132,526.228 | 15.46 | 2,048,855 |
| Band 8 | 18,116.750 | 14.86 | 269,215 |
| Band 9 | 42,625.139 | 14.47 | 616,786 |
| Band 10 | 2,354.592 | 14.18 | 33,388 |
| Band 17 | 84,217.815 | 11.31 | 952,503 |
| Band 19 | 21,204.077 | 11.25 | 238,546 |
| Band 20 | 42,735.756 | 11.12 | 475,222 |
| Band 22 | 2,840.700 | 11.06 | 31,418 |
| Band 24 | 195,727.519 | 11.23 | 2,198,020 |
| Band 25 | 170,623.513 | 11.16 | 1,904,158 |
| Band 26 | 3,447.361 | 11.10 | 38,266 |
| Band 27 | 18,888.584 | 11.01 | 207,963 |
| Band 28 | 12,930.134 | 10.99 | 142,102 |
| | 774,883.131 | | $ 9,568,177 |

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Notes to Financial Statements

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,488.772 | $ 12.20 | $ 30,363 |
| Band 3 | 40,300.979 | 12.13 | 488,851 |
| Band 5 | 5,385.789 | 12.29 | 66,191 |
| Band 6 | 106,687.499 | 12.20 | 1,301,587 |
| Band 8 | 7,811.248 | 12.06 | 94,204 |
| Band 9 | 33,391.302 | 11.97 | 399,694 |
| Band 10 | 1,986.638 | 11.91 | 23,661 |
| Band 17 | 113,011.134 | 11.76 | 1,329,011 |
| Band 19 | 8,391.991 | 11.70 | 98,186 |
| Band 20 | 46,747.471 | 11.56 | 540,401 |
| Band 22 | 1,827.310 | 11.50 | 21,014 |
| Band 24 | 95,348.422 | 11.68 | 1,113,670 |
| Band 25 | 65,428.078 | 11.60 | 758,966 |
| Band 26 | 3,498.971 | 11.54 | 40,378 |
| Band 27 | 15,243.977 | 11.44 | 174,391 |
| Band 28 | 3,540.279 | 11.42 | 40,430 |
| | 551,089.860 | | $ 6,520,998 |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 3,666.416 | $ 13.15 | $ 48,213 |
| Band 8 | 25.502 | 13.04 | 333 |
| Band 9 | 2,493.612 | 12.97 | 32,342 |
| Band 17 | 5,873.693 | 13.08 | 76,828 |
| Band 20 | 483.367 | 12.90 | 6,235 |
| Band 24 | 2,506.592 | 13.01 | 32,611 |
| Band 25 | 3,539.298 | 12.94 | 45,799 |
| Band 27 | 2,134.295 | 12.80 | 27,319 |
| | 20,722.775 | | $ 269,680 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,501.891 | $ 12.61 | $ 18,939 |
| Band 3 | 1,435.286 | 12.56 | 18,027 |
| Band 6 | 111,583.819 | 12.61 | 1,407,072 |
| Band 8 | 137.761 | 12.51 | 1,723 |
| Band 9 | 14,041.605 | 12.44 | 174,678 |
| Band 10 | 936.267 | 12.39 | 11,600 |
| Band 17 | 173,971.688 | 12.54 | 2,181,605 |
| Band 19 | 1,656.443 | 12.49 | 20,689 |
| Band 20 | 25,789.670 | 12.37 | 319,018 |
| Band 22 | 3,370.128 | 12.32 | 41,520 |
| Band 24 | 60,951.018 | 12.47 | 760,059 |
| Band 25 | 32,180.056 | 12.41 | 399,354 |
| Band 26 | 7,749.618 | 12.36 | 95,785 |
| Band 27 | 1,709.549 | 12.27 | 20,976 |
| Band 28 | 2,168.898 | 12.25 | 26,569 |
| Band 29 | 1,543.281 | 12.20 | 18,828 |
| Band 30 | 4,578.246 | 10.13 | 46,378 |
| | 445,305.224 | | $ 5,562,820 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,660.168 | $ 50.48 | $ 235,245 |
| Band 3 | 13,894.233 | 49.06 | 681,651 |
| Band 5 | 414.039 | 12.92 | 5,349 |
| Band 6 | 636,499.170 | 12.85 | 8,179,014 |
| Band 8 | 6,128.432 | 12.75 | 78,138 |
| Band 9 | 20,609.374 | 12.68 | 261,327 |
| Band 17 | 286,313.642 | 12.78 | 3,659,088 |
| Band 19 | 16,953.189 | 12.73 | 215,814 |
| Band 20 | 79,547.291 | 12.61 | 1,003,091 |
| Band 22 | 2,985.135 | 12.56 | 37,493 |
| Band 24 | 204,232.397 | 12.71 | 2,595,794 |
| Band 25 | 76,222.219 | 12.64 | 963,449 |
| Band 26 | 9,803.456 | 12.59 | 123,426 |
| Band 27 | 24,298.730 | 12.50 | 303,734 |
| Band 28 | 11,595.850 | 12.48 | 144,716 |
| | 1,394,157.325 | | $ 18,487,329 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,545.322 | $ 35.98 | $ 91,581 |
| Band 3 | 15,378.088 | 34.97 | 537,772 |
| Band 5 | 486.136 | 13.86 | 6,738 |
| Band 6 | 198,754.747 | 13.76 | 2,734,865 |
| Band 8 | 889.478 | 13.60 | 12,097 |
| Band 9 | 33,210.492 | 13.50 | 448,342 |
| Band 10 | 892.518 | 13.43 | 11,987 |
| Band 17 | 50,187.998 | 13.46 | 675,530 |
| Band 19 | 11,226.733 | 13.39 | 150,326 |
| Band 20 | 18,865.976 | 13.23 | 249,597 |
| Band 22 | 1,994.834 | 13.16 | 26,252 |
| Band 24 | 134,472.812 | 13.37 | 1,797,901 |
| Band 25 | 243,806.157 | 13.28 | 3,237,746 |
| Band 26 | 5,372.436 | 13.21 | 70,970 |
| Band 27 | 10,715.853 | 13.10 | 140,378 |
| Band 28 | 11,284.659 | 13.07 | 147,490 |
| | 740,084.239 | | $ 10,339,572 |
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 6,457.030 | $ 27.31 | $ 176,341 |
| Band 3 | 24,938.199 | 26.69 | 665,601 |
| Band 6 | 205,143.605 | 14.01 | 2,874,062 |
| Band 8 | 22,383.605 | 13.90 | 311,132 |
| Band 9 | 83,709.063 | 13.83 | 1,157,696 |
| Band 17 | 56,459.364 | 13.94 | 787,044 |
| Band 19 | 4,263.628 | 13.88 | 59,179 |
| Band 20 | 1,825.101 | 13.75 | 25,095 |
| Band 22 | 1,298.378 | 13.69 | 17,775 |
| Band 24 | 86,156.463 | 13.86 | 1,194,129 |
| Band 25 | 108,790.782 | 13.79 | 1,500,225 |
| Band 26 | 941.912 | 13.73 | 12,932 |
| Band 27 | 1,688.544 | 13.63 | 23,015 |
| Band 28 | 7,237.532 | 13.61 | 98,503 |
| | 611,293.206 | | $ 8,902,729 |
| **ING UBS U.S. Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 16,634.190 | $ 10.67 | $ 177,487 |
| Band 6 | 9,208.818 | 12.68 | 116,768 |
| Band 8 | 3,007.746 | 12.54 | 37,717 |
| Band 9 | 1,492.508 | 12.45 | 18,582 |
| Band 17 | 842.707 | 12.48 | 10,517 |
| Band 20 | 15,669.283 | 12.27 | 192,262 |
| Band 22 | 294.660 | 12.20 | 3,595 |
| Band 24 | 3,643.547 | 12.39 | 45,144 |
| | 50,793.459 | | $ 602,072 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Capital Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 13,033.969 | $ 15.58 | $ 203,069 |
| Band 8 | 891.647 | 15.45 | 13,776 |
| Band 9 | 1,733.416 | 15.37 | 26,643 |
| Band 17 | 283.587 | 15.49 | 4,393 |
| Band 19 | 619.420 | 15.43 | 9,558 |
| Band 20 | 576.954 | 15.28 | 8,816 |
| Band 24 | 7,246.840 | 15.41 | 111,674 |
| Band 25 | 325.296 | 15.32 | 4,984 |
| | 24,711.129 | | $ 382,913 |
| **ING Van Kampen Global Franchise Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 101,207.389 | $ 13.84 | $ 1,400,710 |
| Band 9 | 5,189.616 | 13.65 | 70,838 |
| Band 17 | 58,142.648 | 13.76 | 800,043 |
| Band 19 | 2,537.251 | 13.71 | 34,786 |
| Band 20 | 22,318.038 | 13.58 | 303,079 |
| Band 24 | 63,743.348 | 13.69 | 872,646 |
| Band 25 | 60,382.284 | 13.61 | 821,803 |
| Band 26 | 408.741 | 13.56 | 5,543 |
| Band 27 | 49,154.441 | 13.46 | 661,619 |
| Band 28 | 2,160.725 | 13.44 | 29,040 |
| | 365,244.481 | | $ 5,000,107 |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,919.976 | $ 33.11 | $ 129,790 |
| Band 2 | 573.765 | 11.51 | 6,604 |
| Band 3 | 30,725.499 | 32.41 | 995,813 |
| Band 6 | 39,535.274 | 12.91 | 510,400 |
| Band 8 | 941.456 | 12.81 | 12,060 |
| Band 9 | 7,776.433 | 12.74 | 99,072 |
| Band 10 | 556.941 | 12.68 | 7,062 |
| Band 17 | 28,274.782 | 12.84 | 363,048 |
| Band 19 | 1,234.056 | 12.79 | 15,784 |
| Band 20 | 3,632.859 | 12.66 | 45,992 |
| Band 22 | 203.434 | 12.61 | 2,565 |
| Band 24 | 18,389.919 | 12.77 | 234,839 |
| Band 25 | 4,704.495 | 12.70 | 59,747 |
| Band 26 | 7,949.603 | 12.65 | 100,562 |
| | 148,418.492 | | $ 2,583,338 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 1,790.760 | $ 67.51 | $ 120,894 |
| Band 3 | 1,975.790 | 65.61 | 129,632 |
| Band 5 | 612.886 | 17.86 | 10,946 |
| Band 6 | 130,134.929 | 17.72 | 2,305,991 |
| Band 8 | 255.804 | 17.53 | 4,484 |
| Band 9 | 12,903.097 | 17.40 | 224,514 |
| Band 10 | 3,195.505 | 17.30 | 55,282 |
| Band 17 | 87,466.107 | 15.02 | 1,313,741 |
| Band 19 | 9,276.866 | 14.95 | 138,689 |
| Band 20 | 24,476.393 | 14.77 | 361,516 |
| Band 22 | 545.217 | 14.69 | 8,009 |
| Band 24 | 59,552.987 | 14.92 | 888,531 |
| Band 25 | 37,560.463 | 14.82 | 556,646 |
| Band 26 | 8,923.853 | 14.74 | 131,538 |
| Band 27 | 8,858.570 | 14.62 | 129,512 |
| Band 28 | 1,980.558 | 14.59 | 28,896 |
| Band 29 | 441.588 | 14.52 | 6,412 |
| | 389,951.373 | | $ 6,415,233 |
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 3,582.120 | $ 13.57 | $ 48,609 |
| Band 5 | 987.141 | 13.67 | 13,494 |
| Band 6 | 118,793.867 | 13.61 | 1,616,785 |
| Band 8 | 67.369 | 13.53 | 912 |
| Band 9 | 4,374.154 | 13.47 | 58,920 |
| Band 17 | 22,097.915 | 13.56 | 299,648 |
| Band 19 | 837.841 | 13.51 | 11,319 |
| Band 20 | 2,912.676 | 13.41 | 39,059 |
| Band 24 | 11,510.226 | 13.50 | 155,388 |
| Band 25 | 4,073.222 | 13.44 | 54,744 |
| Band 26 | 607.191 | 13.40 | 8,136 |
| Band 30 | 8,480.509 | 10.81 | 91,674 |
| | 178,324.231 | | $ 2,398,688 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Disciplined Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 3,659.876 | $ 24.90 | $ 91,131 |
| Band 3 | 25,019.061 | 24.32 | 608,464 |
| Band 6 | 96,256.851 | 12.17 | 1,171,446 |
| Band 8 | 110.526 | 12.08 | 1,335 |
| Band 9 | 4,434.560 | 12.01 | 53,259 |
| Band 17 | 12,453.922 | 12.11 | 150,817 |
| Band 19 | 447.352 | 12.06 | 5,395 |
| Band 20 | 5,653.900 | 11.94 | 67,508 |
| Band 24 | 8,890.050 | 12.04 | 107,036 |
| Band 25 | 2,732.203 | 11.98 | 32,732 |
| Band 26 | 805.957 | 11.93 | 9,615 |
| Band 27 | 487.856 | 11.84 | 5,776 |
| Band 28 | 165.050 | 11.83 | 1,953 |
| | 161,117.164 | | $ 2,306,467 |
| **ING Wells Fargo Small Cap Disciplined Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 453.734 | $ 10.92 | $ 4,955 |
| Band 6 | 12,699.888 | 10.92 | 138,683 |
| Band 9 | 1,606.573 | 10.80 | 17,351 |
| Band 17 | 6,385.721 | 10.87 | 69,413 |
| Band 19 | 520.362 | 10.84 | 5,641 |
| Band 20 | 1,603.573 | 10.76 | 17,254 |
| Band 24 | 8,493.895 | 10.82 | 91,904 |
| Band 25 | 1,249.778 | 10.78 | 13,473 |
| | 33,013.524 | | $ 358,674 |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 94.021 | $ 13.08 | $ 1,230 |
| Band 5 | 406.108 | 13.21 | 5,365 |
| Band 6 | 185,077.107 | 13.14 | 2,431,913 |
| Band 8 | 112.458 | 13.03 | 1,465 |
| Band 9 | 5,300.910 | 12.96 | 68,700 |
| Band 10 | 182.118 | 12.91 | 2,351 |
| Band 17 | 163,994.487 | 13.07 | 2,143,408 |
| Band 19 | 8,210.157 | 13.01 | 106,814 |
| Band 20 | 16,201.142 | 12.89 | 208,833 |
| Band 22 | 2,188.864 | 12.83 | 28,083 |
| Band 24 | 92,374.335 | 12.99 | 1,199,943 |
| Band 25 | 41,836.548 | 12.92 | 540,528 |
| Band 26 | 5,830.207 | 12.87 | 75,035 |
| Band 27 | 4,858.025 | 12.78 | 62,086 |
| Band 28 | 1,946.608 | 12.76 | 24,839 |
| Band 31 | 410.509 | 10.40 | 4,269 |
| | 529,023.604 | | $ 6,904,862 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 65,747.714 | $ 10.23 | $ 672,599 |
| Band 8 | 321.212 | 10.18 | 3,270 |
| Band 9 | 5,007.029 | 10.15 | 50,821 |
| Band 17 | 47,061.907 | 10.20 | 480,031 |
| Band 19 | 2,302.975 | 10.17 | 23,421 |
| Band 20 | 3,274.864 | 10.11 | 33,109 |
| Band 22 | 966.875 | 10.09 | 9,756 |
| Band 24 | 70,590.118 | 10.16 | 717,196 |
| Band 25 | 33,923.156 | 10.13 | 343,642 |
| Band 26 | 3,954.145 | 10.10 | 39,937 |
| Band 27 | 1,817.414 | 10.06 | 18,283 |
| Band 28 | 207.685 | 10.05 | 2,087 |
| Band 29 | 939.523 | 10.02 | 9,414 |
| | 236,114.617 | | $ 2,403,566 |
| **ING Davis New York Venture Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 122,556.037 | $ 11.46 | $ 1,404,492 |
| Band 9 | 7,421.942 | 11.34 | 84,165 |
| Band 17 | 200,128.946 | 11.42 | 2,285,473 |
| Band 19 | 545.044 | 11.38 | 6,203 |
| Band 20 | 11,531.252 | 11.29 | 130,188 |
| Band 22 | 3,579.769 | 11.26 | 40,308 |
| Band 24 | 110,643.869 | 11.37 | 1,258,021 |
| Band 25 | 88,574.822 | 11.32 | 1,002,667 |
| Band 26 | 3,969.330 | 11.28 | 44,774 |
| Band 27 | 4,599.209 | 11.22 | 51,603 |
| Band 28 | 2,321.508 | 11.21 | 26,024 |
| | 555,871.728 | | $ 6,333,918 |
| **ING JPMorgan International Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 1,455.564 | $ 19.57 | $ 28,485 |
| Band 5 | 296.763 | 19.87 | 5,897 |
| Band 6 | 49,188.897 | 19.70 | 969,021 |
| Band 8 | 18,508.075 | 19.44 | 359,797 |
| Band 9 | 64,224.276 | 19.27 | 1,237,602 |
| Band 17 | 90,729.801 | 16.41 | 1,488,876 |
| Band 19 | 3,420.817 | 16.32 | 55,828 |
| Band 20 | 15,772.642 | 16.13 | 254,413 |
| Band 24 | 27,057.470 | 16.30 | 441,037 |
| Band 25 | 22,278.464 | 16.19 | 360,688 |
| Band 26 | 1,172.166 | 16.10 | 18,872 |
| Band 27 | 1,679.922 | 15.97 | 26,828 |
| Band 28 | 359.293 | 15.94 | 5,727 |
| | 296,144.150 | | $ 5,253,071 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 1,834.376 | $ 17.67 | $ 32,413 |
| Band 6 | 12,623.972 | 17.47 | 220,541 |
| Band 7 | 90.324 | 17.32 | 1,564 |
| Band 8 | 5,624.921 | 17.18 | 96,636 |
| Band 9 | 12,523.194 | 16.98 | 212,644 |
| Band 10 | 1,270.335 | 16.84 | 21,392 |
| Band 17 | 4,884.217 | 13.85 | 67,646 |
| Band 19 | 3,185.980 | 13.78 | 43,903 |
| Band 20 | 1,765.232 | 13.62 | 24,042 |
| Band 24 | 3,526.509 | 13.76 | 48,525 |
| Band 25 | 4,167.767 | 13.67 | 56,973 |
| Band 27 | 41.579 | 13.48 | 560 |
| | 51,538.406 | | $ 826,839 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 574.725 | $ 13.63 | $ 7,834 |
| Band 6 | 21,773.618 | 13.51 | 294,162 |
| Band 8 | 1,679.220 | 13.34 | 22,401 |
| Band 9 | 5,119.918 | 13.22 | 67,685 |
| Band 17 | 24,700.889 | 12.70 | 313,701 |
| Band 19 | 2,258.388 | 12.63 | 28,523 |
| Band 20 | 4,898.006 | 12.48 | 61,127 |
| Band 22 | 380.447 | 12.42 | 4,725 |
| Band 24 | 38,899.849 | 12.61 | 490,527 |
| Band 25 | 31,653.536 | 12.53 | 396,619 |
| Band 26 | 7,632.461 | 12.46 | 95,100 |
| Band 28 | 1,458.740 | 12.33 | 17,986 |
| | 141,029.797 | | $ 1,800,390 |
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 2,333.690 | $ 11.06 | $ 25,811 |
| Band 3 | 24,761.758 | 11.03 | 273,122 |
| Band 5 | 1,186.931 | 11.10 | 13,175 |
| Band 6 | 12,162.321 | 11.06 | 134,515 |
| Band 9 | 9,774.759 | 10.97 | 107,229 |
| Band 17 | 21,078.483 | 11.02 | 232,285 |
| Band 19 | 1,379.279 | 11.00 | 15,172 |
| Band 20 | 5,153.006 | 10.93 | 56,322 |
| Band 24 | 4,623.832 | 10.99 | 50,816 |
| Band 26 | 808.559 | 10.92 | 8,829 |
| Band 28 | 527.361 | 10.86 | 5,727 |
| | 83,789.979 | | $ 923,003 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING Neuberger Berman Regency Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 15,398.634 | $ 10.20 | $ 157,066 |
| Band 17 | 9,550.226 | 10.16 | 97,030 |
| Band 24 | 2,026.637 | 10.13 | 20,530 |
| Band 25 | 535.833 | 10.09 | 5,407 |
| Band 26 | 1,172.768 | 10.07 | 11,810 |
| | 28,684.098 | | $ 291,843 |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 3,746.217 | $ 14.82 | $ 55,519 |
| Band 6 | 2,112.344 | 14.73 | 31,115 |
| Band 8 | 2,214.698 | 14.62 | 32,379 |
| Band 9 | 3,184.601 | 14.54 | 46,304 |
| Band 17 | 3,095.421 | 14.65 | 45,348 |
| Band 19 | 787.263 | 14.59 | 11,486 |
| Band 20 | 1,693.599 | 14.45 | 24,473 |
| Band 24 | 741.604 | 14.57 | 10,805 |
| Band 25 | 629.676 | 14.49 | 9,124 |
| | 18,205.423 | | $ 266,553 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 1,866.197 | $ 14.55 | $ 27,153 |
| Band 5 | 812.340 | 16.97 | 13,785 |
| Band 6 | 156,177.974 | 16.78 | 2,620,666 |
| Band 8 | 21,252.332 | 16.50 | 350,663 |
| Band 9 | 76,580.070 | 16.31 | 1,249,021 |
| Band 17 | 106,431.291 | 15.83 | 1,684,807 |
| Band 19 | 8,710.022 | 15.75 | 137,183 |
| Band 20 | 41,585.073 | 15.57 | 647,480 |
| Band 22 | 4,290.538 | 15.49 | 66,460 |
| Band 24 | 124,571.722 | 15.73 | 1,959,513 |
| Band 25 | 53,128.008 | 15.62 | 829,859 |
| Band 26 | 8,829.141 | 15.54 | 137,205 |
| Band 27 | 14,790.729 | 15.41 | 227,925 |
| Band 28 | 1,399.590 | 15.38 | 21,526 |
| Band 30 | 8,882.469 | 10.55 | 93,710 |
| Band 31 | 398.408 | 10.54 | 4,199 |
| | 629,705.904 | | $ 10,071,155 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 5,956.942 | $ 10.18 | $ 60,642 |
| Band 17 | 6,290.110 | 10.17 | 63,970 |
| Band 19 | 870.614 | 10.16 | 8,845 |
| Band 20 | 421.905 | 10.14 | 4,278 |
| Band 22 | 2,771.527 | 10.12 | 28,048 |
| Band 24 | 3,289.032 | 10.16 | 33,417 |
| Band 25 | 218.257 | 10.14 | 2,213 |
| | 19,818.387 | | $ 201,413 |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 705.482 | $ 12.71 | $ 8,967 |
| Band 5 | 1,870.175 | 12.78 | 23,901 |
| Band 6 | 55,029.855 | 12.74 | 701,080 |
| Band 8 | 26,466.987 | 12.67 | 335,337 |
| Band 9 | 101,441.901 | 12.63 | 1,281,211 |
| Band 17 | 36,676.875 | 12.70 | 465,796 |
| Band 19 | 2,006.189 | 12.66 | 25,398 |
| Band 20 | 4,263.452 | 12.59 | 53,677 |
| Band 22 | 391.535 | 12.55 | 4,914 |
| Band 24 | 37,862.900 | 12.65 | 478,966 |
| Band 25 | 21,686.964 | 12.61 | 273,473 |
| Band 26 | 415.573 | 12.58 | 5,228 |
| Band 27 | 15,165.904 | 12.52 | 189,877 |
| Band 28 | 402.502 | 12.51 | 5,035 |
| | 304,386.294 | | $ 3,852,860 |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Band 9 | 307.640 | $ 10.28 | $ 3,163 |
| | 307.640 | | $ 3,163 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 598.006 | $ 13.65 | $ 8,163 |
| Band 6 | 16,041.815 | 13.54 | 217,206 |
| Band 8 | 149.906 | 13.40 | 2,009 |
| Band 9 | 1,983.736 | 13.30 | 26,384 |
| Band 17 | 19,127.281 | 13.41 | 256,497 |
| Band 20 | 2,023.604 | 13.18 | 26,671 |
| Band 22 | 35.991 | 13.12 | 472 |
| Band 24 | 7,136.355 | 13.32 | 95,056 |
| Band 25 | 1,270.488 | 13.23 | 16,809 |
| Band 26 | 591.124 | 13.16 | 7,779 |
| | 48,958.306 | | $ 657,046 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 318.530 | $ 10.04 | $ 3,198 |
| Band 9 | 23.524 | 9.95 | 234 |
| Band 17 | 120.239 | 10.00 | 1,202 |
| Band 20 | 2,920.279 | 9.92 | 28,969 |
| Band 24 | 576.914 | 9.97 | 5,752 |
| Band 25 | 383.328 | 9.94 | 3,810 |
| | 4,342.814 | | $ 43,165 |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 6,843.341 | $ 14.00 | $ 95,807 |
| Band 6 | 83,593.638 | 13.84 | 1,156,936 |
| Band 8 | 8,197.499 | 13.60 | 111,486 |
| Band 9 | 4,664.897 | 13.45 | 62,743 |
| Band 17 | 72,279.174 | 12.50 | 903,490 |
| Band 19 | 9,365.021 | 12.44 | 116,501 |
| Band 20 | 45,109.835 | 12.29 | 554,400 |
| Band 22 | 5,433.658 | 12.23 | 66,454 |
| Band 24 | 61,431.731 | 12.41 | 762,368 |
| Band 25 | 78,704.778 | 12.33 | 970,430 |
| Band 26 | 3,130.127 | 12.27 | 38,407 |
| Band 27 | 13,440.417 | 12.16 | 163,435 |
| Band 28 | 1,152.204 | 12.14 | 13,988 |
| Band 29 | 1,948.266 | 12.08 | 23,535 |
| | 395,294.586 | | $ 5,039,980 |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 25,986.331 | $ 12.31 | $ 319,892 |
| Band 9 | 8,803.977 | 12.14 | 106,880 |
| Band 17 | 4,964.284 | 12.24 | 60,763 |
| Band 19 | 2,132.432 | 12.19 | 25,994 |
| Band 20 | 8,252.529 | 12.07 | 99,608 |
| Band 22 | 109.182 | 12.02 | 1,312 |
| Band 24 | 19,511.495 | 12.17 | 237,455 |
| Band 25 | 9,775.623 | 12.11 | 118,383 |
| Band 27 | 4,202.216 | 11.97 | 50,301 |
| Band 28 | 2,224.283 | 11.96 | 26,602 |
| | 85,962.352 | | $ 1,047,190 |
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 51,252.053 | $ 9.96 | $ 510,470 |
| Band 4 | 149,751.544 | 9.96 | 1,491,525 |
| | 201,003.597 | | $ 2,001,995 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 17 | 116.807 | $ 9.95 | $ 1,162 |
| Band 24 | 433.646 | 9.95 | 4,315 |
| | 550.453 | | $ 5,477 |
| **ING GET U.S. Core Portfolio - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 31,502.338 | $ 11.37 | $ 358,182 |
| Band 6 | 24,229.420 | 11.26 | 272,823 |
| Band 7 | 17,862.660 | 11.18 | 199,705 |
| Band 8 | 116,312.860 | 11.11 | 1,292,236 |
| Band 9 | 90,808.170 | 11.01 | 999,798 |
| Band 10 | 12,178.443 | 10.93 | 133,110 |
| | 292,893.891 | | $ 3,255,854 |
| **ING GET U.S. Core Portfolio - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 83,062.305 | $ 11.01 | $ 914,516 |
| Band 6 | 11,754.203 | 10.92 | 128,356 |
| Band 7 | 10,366.576 | 10.85 | 112,477 |
| Band 8 | 170,749.205 | 10.78 | 1,840,676 |
| Band 9 | 128,408.281 | 10.68 | 1,371,400 |
| Band 10 | 84,967.881 | 10.61 | 901,509 |
| | 489,308.451 | | $ 5,268,934 |
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 13,404.110 | $ 10.72 | $ 143,692 |
| Band 6 | 31,603.062 | 10.63 | 335,941 |
| Band 7 | 3,662.759 | 10.56 | 38,679 |
| Band 8 | 107,669.766 | 10.50 | 1,130,533 |
| Band 9 | 85,333.037 | 10.41 | 888,317 |
| Band 10 | 16,372.084 | 10.35 | 169,451 |
| | 258,044.818 | | $ 2,706,613 |
| **ING GET U.S. Core Portfolio - Series 4** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 50,996.758 | $ 11.25 | $ 573,714 |
| Band 6 | 1,345.202 | 11.16 | 15,012 |
| Band 8 | 135,707.938 | 11.04 | 1,498,216 |
| Band 9 | 67,876.682 | 10.95 | 743,250 |
| Band 10 | 17,183.274 | 10.89 | 187,126 |
| | 273,109.854 | | $ 3,017,318 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 15,057.662 | $ 11.68 | $ 175,873 |
| Band 6 | 48,509.118 | 11.60 | 562,706 |
| Band 8 | 110,791.399 | 11.48 | 1,271,885 |
| Band 9 | 137,692.853 | 11.39 | 1,568,322 |
| Band 10 | 8.368 | 11.33 | 95 |
| Band 17 | 9,210.290 | 11.53 | 106,195 |
| | 321,269.690 | | $ 3,685,076 |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 5,979.671 | $ 11.28 | $ 67,451 |
| Band 6 | 12,646.375 | 11.20 | 141,639 |
| Band 8 | 4,396.573 | 11.09 | 48,758 |
| Band 9 | 63,115.360 | 11.02 | 695,531 |
| Band 17 | 11,241.379 | 11.13 | 125,117 |
| Band 20 | 45,268.543 | 10.94 | 495,238 |
| Band 22 | 2,081.330 | 10.89 | 22,666 |
| | 144,729.231 | | $ 1,596,400 |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 45,195.602 | $ 11.06 | $ 499,863 |
| Band 8 | 135.214 | 10.96 | 1,482 |
| Band 9 | 207,879.370 | 10.89 | 2,263,806 |
| Band 17 | 7,368.314 | 10.99 | 80,978 |
| Band 20 | 31,511.808 | 10.82 | 340,958 |
| | 292,090.308 | | $ 3,187,087 |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 10,142.876 | $ 11.18 | $ 113,397 |
| Band 8 | 1,100.860 | 11.09 | 12,209 |
| Band 9 | 21,201.535 | 11.03 | 233,853 |
| Band 10 | 2,624.730 | 10.98 | 28,820 |
| Band 20 | 23,610.860 | 10.96 | 258,775 |
| | 58,680.861 | | $ 647,054 |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 40.406 | $ 11.07 | $ 447 |
| Band 8 | 11,828.676 | 10.93 | 129,287 |
| Band 9 | 440.108 | 10.88 | 4,788 |
| Band 17 | 3,981.844 | 10.96 | 43,641 |
| Band 20 | 6,814.605 | 10.82 | 73,734 |
| | 23,105.639 | | $ 251,897 |
| **ING GET U.S. Core Portfolio - Series 10** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 20,809.491 | $ 11.00 | $ 228,904 |
| Band 8 | 70,091.949 | 10.87 | 761,899 |
| Band 9 | 395.259 | 10.82 | 4,277 |
| | 91,296.699 | | $ 995,080 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 11** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 5,253.351 | $ 10.69 | $ 56,158 |
| Band 6 | 2,063.315 | 10.64 | 21,954 |
| Band 8 | 2,179.689 | 10.58 | 23,061 |
| Band 9 | 4,703.418 | 10.53 | 49,527 |
| Band 17 | 10,100.692 | 10.60 | 107,067 |
| | 24,300.465 | | $ 257,767 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 12** | | | |
| Contracts in accumulation period: | | | |
| Band 8 | 201.659 | $ 11.29 | $ 2,277 |
| Band 9 | 5,036.967 | 11.25 | 56,666 |
| Band 20 | 285.755 | 11.20 | 3,200 |
| | 5,524.381 | | $ 62,143 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 13** | | | |
| Contracts in accumulation period: | | | |
| Band 8 | 52.061 | $ 10.36 | $ 539 |
| Band 9 | 62,216.174 | 10.33 | 642,693 |
| Band 17 | 5,366.773 | 10.37 | 55,653 |
| Band 20 | 4,013.865 | 10.29 | 41,303 |
| | 71,648.873 | | $ 740,188 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 14** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 9,254.796 | $ 10.27 | $ 95,047 |
| Band 8 | 62,413.221 | 10.22 | 637,863 |
| Band 9 | 348,875.092 | 10.20 | 3,558,526 |
| Band 10 | 37,142.371 | 10.18 | 378,109 |
| Band 17 | 4,867.399 | 10.23 | 49,793 |
| Band 19 | 7,691.523 | 10.21 | 78,530 |
| Band 20 | 536,224.993 | 10.17 | 5,453,408 |
| Band 22 | 20,742.499 | 10.16 | 210,744 |
| | 1,027,211.894 | | $ 10,462,020 |
| | | | |
| **ING VP Global Equity Dividend Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 1,873.711 | $ 9.38 | $ 17,575 |
| Band 5 | 919.706 | 9.64 | 8,866 |
| Band 6 | 3,530.995 | 9.49 | 33,509 |
| Band 8 | 1,009.723 | 9.27 | 9,360 |
| Band 9 | 7,230.931 | 9.13 | 66,018 |
| Band 17 | 1,220.766 | 14.55 | 17,762 |
| Band 19 | 793.791 | 14.47 | 11,486 |
| Band 20 | 1,017.357 | 14.30 | 14,548 |
| Band 24 | 2,007.012 | 14.45 | 29,001 |
| Band 25 | 1,048.510 | 14.35 | 15,046 |
| Band 27 | 4,243.745 | 14.16 | 60,091 |
| | 24,896.247 | | $ 283,262 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 13,755.247 | $ 12.05 | $ 165,751 |
| Band 6 | 128,669.465 | 11.90 | 1,531,167 |
| Band 7 | 400.297 | 11.78 | 4,715 |
| Band 8 | 7,568.889 | 11.67 | 88,329 |
| Band 9 | 19,475.110 | 11.52 | 224,353 |
| Band 10 | 282.868 | 11.40 | 3,225 |
| Band 17 | 120,195.692 | 13.23 | 1,590,189 |
| Band 19 | 980.204 | 13.16 | 12,899 |
| Band 20 | 11,819.699 | 13.01 | 153,774 |
| Band 22 | 75.282 | 12.94 | 974 |
| Band 24 | 71,716.677 | 13.14 | 942,357 |
| Band 25 | 53,480.473 | 13.05 | 697,920 |
| Band 26 | 3,211.516 | 12.98 | 41,685 |
| Band 27 | 5,296.901 | 12.87 | 68,171 |
| Band 28 | 4,238.072 | 12.85 | 54,459 |
| Band 29 | 2,109.929 | 12.79 | 26,986 |
| | 443,276.321 | | $ 5,606,954 |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 96.722 | $ 11.17 | $ 1,080 |
| Band 5 | 4,643.276 | 15.96 | 74,107 |
| Band 6 | 100,530.707 | 15.75 | 1,583,359 |
| Band 8 | 9,372.544 | 15.45 | 144,806 |
| Band 9 | 22,701.483 | 15.25 | 346,198 |
| Band 10 | 139.358 | 15.10 | 2,104 |
| Band 17 | 144,000.825 | 13.91 | 2,003,051 |
| Band 19 | 4,212.355 | 13.84 | 58,299 |
| Band 20 | 19,406.330 | 13.68 | 265,479 |
| Band 22 | 1,367.611 | 13.61 | 18,613 |
| Band 24 | 116,504.610 | 13.82 | 1,610,094 |
| Band 25 | 63,302.899 | 13.73 | 869,149 |
| Band 26 | 2,931.109 | 13.66 | 40,039 |
| Band 27 | 12,996.275 | 13.54 | 175,970 |
| Band 28 | 2,058.874 | 13.51 | 27,815 |
| Band 29 | 2,006.393 | 13.45 | 26,986 |
| | 506,271.371 | | $ 7,247,149 |

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## SEPARATE ACCOUNT NY-B
### Notes to Financial Statements

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 966.094 | $ 11.80 | $ 11,400 |
| Band 2 | 106.441 | 10.15 | 1,080 |
| Band 3 | 364.636 | 11.75 | 4,284 |
| Band 5 | 942.439 | 15.48 | 14,589 |
| Band 6 | 61,324.181 | 15.28 | 937,033 |
| Band 7 | 566.529 | 15.13 | 8,572 |
| Band 8 | 11,404.927 | 14.99 | 170,960 |
| Band 9 | 28,177.033 | 14.79 | 416,738 |
| Band 17 | 138,113.812 | 12.79 | 1,766,476 |
| Band 19 | 3,843.031 | 12.73 | 48,922 |
| Band 20 | 6,392.017 | 12.58 | 80,412 |
| Band 22 | 67.861 | 12.51 | 849 |
| Band 24 | 143,228.441 | 12.70 | 1,819,001 |
| Band 25 | 63,459.289 | 12.62 | 800,856 |
| Band 26 | 2,504.236 | 12.55 | 31,428 |
| Band 27 | 15,013.783 | 12.45 | 186,922 |
| Band 28 | 2,113.002 | 12.42 | 26,243 |
| Band 29 | 2,183.333 | 12.36 | 26,986 |
| | 480,771.085 | | $ 6,352,751 |
| **ING VP Value Opportunity Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 240.743 | $ 10.72 | $ 2,581 |
| Band 8 | 3,090.738 | 10.52 | 32,515 |
| Band 9 | 6,159.620 | 10.38 | 63,937 |
| Band 17 | 2,649.533 | 13.07 | 34,629 |
| Band 20 | 2.796 | 12.85 | 36 |
| Band 24 | 1,666.270 | 12.98 | 21,628 |
| | 13,809.700 | | $ 155,326 |
| **ING VP Financial Services Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 152.614 | $ 11.86 | $ 1,810 |
| Band 6 | 16,235.381 | 11.78 | 191,253 |
| Band 8 | 3,800.557 | 11.65 | 44,276 |
| Band 9 | 2,874.096 | 11.56 | 33,225 |
| Band 17 | 48,970.838 | 11.54 | 565,123 |
| Band 20 | 2,474.002 | 11.35 | 28,080 |
| Band 24 | 16,113.187 | 11.47 | 184,818 |
| Band 25 | 8,571.798 | 11.39 | 97,633 |
| Band 26 | 525.735 | 11.33 | 5,957 |
| Band 27 | 1,437.726 | 11.23 | 16,146 |
| Band 28 | 1,335.740 | 11.21 | 14,974 |
| | 102,491.674 | | $ 1,183,295 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 1 | 4,649.475 | $ 10.83 | $ 50,354 |
| Band 3 | 482.280 | 10.72 | 5,170 |
| | 5,131.755 | | $ 55,524 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 2,472.791 | $ 8.80 | $ 21,761 |
| Band 6 | 13,101.216 | 14.43 | 189,051 |
| Band 9 | 482.627 | 14.24 | 6,873 |
| Band 10 | 110.684 | 14.18 | 1,569 |
| Band 17 | 11,538.593 | 14.35 | 165,579 |
| Band 20 | 4,999.028 | 14.16 | 70,786 |
| Band 24 | 4,575.954 | 14.28 | 65,345 |
| Band 25 | 5,691.026 | 14.20 | 80,813 |
| Band 26 | 2,178.470 | 14.14 | 30,804 |
| | 45,150.389 | | $ 632,581 |
| | | | |
| **ING VP Balanced Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 4,368.235 | $ 10.95 | $ 47,832 |
| Band 8 | 4,373.996 | 10.85 | 47,458 |
| Band 9 | 2,457.043 | 10.82 | 26,585 |
| Band 17 | 2,098.047 | 10.87 | 22,806 |
| Band 19 | 594.005 | 10.84 | 6,439 |
| Band 20 | 3,761.445 | 10.78 | 40,548 |
| Band 24 | 4,480.306 | 10.84 | 48,567 |
| Band 27 | 618.060 | 10.72 | 6,626 |
| | 22,751.137 | | $ 246,861 |
| | | | |
| **ING VP Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 214.957 | $ 10.77 | $ 2,315 |
| Band 5 | 1,814.905 | 10.87 | 19,728 |
| Band 6 | 406,528.426 | 10.81 | 4,394,572 |
| Band 7 | 775.637 | 10.77 | 8,354 |
| Band 8 | 1,574.787 | 10.73 | 16,897 |
| Band 9 | 14,736.619 | 10.67 | 157,240 |
| Band 17 | 124,918.512 | 10.76 | 1,344,123 |
| Band 19 | 9,084.854 | 10.71 | 97,299 |
| Band 20 | 20,189.953 | 10.61 | 214,215 |
| Band 22 | 2,490.804 | 10.57 | 26,328 |
| Band 24 | 72,929.350 | 10.70 | 780,344 |
| Band 25 | 61,271.982 | 10.64 | 651,934 |
| Band 26 | 823.063 | 10.59 | 8,716 |
| Band 27 | 8,988.302 | 10.52 | 94,557 |
| Band 28 | 8,531.624 | 10.51 | 89,667 |
| Band 30 | 9,168.238 | 10.24 | 93,883 |
| Band 31 | 808.566 | 10.24 | 8,280 |
| | 744,850.579 | | $ 8,008,452 |

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **Legg Mason Partners Variable International All Cap Opportunity Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,448.779 | $ 18.82 | $ 46,086 |
| Band 4 | 8,260.752 | 18.47 | 152,576 |
| | 10,709.531 | | $ 198,662 |
| **Legg Mason Partners Variable Investors Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 25,147.289 | $ 9.74 | $ 244,935 |
| Band 4 | 36,775.809 | 9.73 | 357,829 |
| | 61,923.098 | | $ 602,764 |
| **Legg Mason Partners Variable Lifestyle Allocation 50%** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 27,874.132 | $ 16.47 | $ 459,087 |
| Band 4 | 94,000.588 | 16.20 | 1,522,810 |
| | 121,874.720 | | $ 1,981,897 |
| **Legg Mason Partners Variable Lifestyle Allocation 70%** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 10,997.425 | $ 15.16 | $ 166,721 |
| Band 4 | 46,247.759 | 14.91 | 689,554 |
| | 57,245.184 | | $ 856,275 |
| **Legg Mason Partners Variable Lifestyle Allocation 85%** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 4,744.257 | $ 15.85 | $ 75,196 |
| Band 4 | 20,746.817 | 15.59 | 323,443 |
| | 25,491.074 | | $ 398,639 |
| **Legg Mason Partners Variable High Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 6,536.360 | $ 17.24 | $ 112,687 |
| Band 4 | 3,715.846 | 16.91 | 62,835 |
| | 10,252.206 | | $ 175,522 |
| **Legg Mason Partners Variable Money Market Portfolio** | | | |
| Contracts in accumulation period: | | | |
| Band 2 | 2,349.338 | $ 13.65 | $ 32,068 |
| Band 4 | 8,507.533 | 13.39 | 113,916 |
| | 10,856.871 | | $ 145,984 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Small Cap Fund®/VA - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Band 30 | 4,738.388 | $ 9.96 | $ 47,194 |
| | 4,738.388 | | $ 47,194 |
| **Pioneer Equity-Income VCT Portfolio - Class II** | | | |
| Contracts in accumulation period: | | | |
| Band 30 | 4,693.840 | $ 9.97 | $ 46,798 |
| | 4,693.840 | | $ 46,798 |
| **Pioneer Small Cap Value VCT Portfolio - Class II** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 1,415.884 | $ 9.84 | $ 13,932 |
| Band 6 | 788.494 | 9.81 | 7,735 |
| Band 8 | 2,656.163 | 9.76 | 25,924 |
| Band 9 | 4,497.865 | 9.73 | 43,764 |
| Band 17 | 2,417.701 | 9.78 | 23,645 |
| Band 20 | 1,318.095 | 9.70 | 12,786 |
| Band 24 | 3,489.935 | 9.74 | 33,992 |
| Band 25 | 77.863 | 9.71 | 756 |
| | 16,662.000 | | $ 162,534 |
| **ProFund VP Bull** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,236.292 | $ 10.37 | $ 12,820 |
| Band 9 | 1,354.437 | 10.03 | 13,585 |
| Band 17 | 498.571 | 12.59 | 6,277 |
| Band 24 | 59.623 | 12.50 | 745 |
| Band 25 | 2,008.353 | 12.42 | 24,944 |
| Band 27 | 4,039.031 | 12.25 | 49,478 |
| | 9,196.307 | | $ 107,849 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| Division/Contract | Units Outstanding | Unit Value | Extended Value |
|---|---|---|---|
| **ProFund VP Europe 30** | | | |
| Contracts in accumulation period: | | | |
| Band 6 | 1,565.748 | $ 13.15 | $ 20,590 |
| Band 8 | 244.346 | 12.89 | 3,150 |
| Band 9 | 930.529 | 12.72 | 11,836 |
| Band 17 | 1,599.967 | 15.78 | 25,247 |
| Band 20 | 2,687.947 | 15.52 | 41,717 |
| Band 24 | 2,197.344 | 15.68 | 34,454 |
| | 9,225.881 | | $ 136,994 |
| **ProFund VP Rising Rates Opportunity** | | | |
| Contracts in accumulation period: | | | |
| Band 5 | 3,056.634 | $ 7.70 | $ 23,536 |
| Band 6 | 7,771.535 | 7.64 | 59,375 |
| Band 9 | 3,677.155 | 7.47 | 27,468 |
| Band 10 | 1,992.461 | 7.42 | 14,784 |
| Band 17 | 79.842 | 8.69 | 694 |
| Band 19 | 1,530.559 | 8.64 | 13,224 |
| Band 20 | 13,136.992 | 8.54 | 112,190 |
| Band 24 | 12,489.477 | 8.63 | 107,784 |
| Band 25 | 5,576.149 | 8.57 | 47,788 |
| Band 27 | 526.472 | 8.45 | 4,449 |
| Band 28 | 257.543 | 8.44 | 2,174 |
| | 50,094.819 | | $ 413,466 |
| **ProFund VP Small-Cap** | | | |
| Contracts in accumulation period: | | | |
| Band 3 | 519.929 | $ 12.92 | $ 6,717 |
| Band 5 | 2,868.292 | 13.23 | 37,948 |
| Band 6 | 6,840.264 | 13.05 | 89,265 |
| Band 8 | 1,864.570 | 12.80 | 23,866 |
| Band 9 | 1,814.456 | 12.62 | 22,898 |
| Band 10 | 1,564.781 | 12.50 | 19,560 |
| Band 17 | 4,783.540 | 12.99 | 62,138 |
| Band 19 | 115.231 | 12.92 | 1,489 |
| Band 20 | 1,366.770 | 12.77 | 17,454 |
| Band 24 | 3,514.017 | 12.90 | 45,331 |
| Band 25 | 411.427 | 12.82 | 5,274 |
| | 25,663.277 | | $ 331,940 |

## 9. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Leisure Fund - Series I Shares | | | | | | |
| 2007 | 22 | $13.46 to $14.13 | $295 | 1.47% | 1.25% to 2.45% | -3.17% to -2.08% |
| 2006 | 27 | $13.90 to $14.43 | $386 | 1.27% | 1.25% to 2.45% | 21.80% to 23.02% |
| 2005 | 24 | $11.41 to $11.73 | $275 | 2.03% | 1.25% to 2.45% | -2.95% to -2.87% |
| 2004 | 2 | $11.85 to $11.86 | $20 | - | 1.65% to 1.75% | 11.47% |
| 2003 | - | $10.64 | $1 | (a) | 1.75% | (a) |
| Columbia Small Cap Value Fund, Variable Series - Class B | | | | | | |
| 2007 | 105 | $12.53 to $12.97 | $1,339 | 0.29% | 1.05% to 2.45% | -4.86% to -3.64% |
| 2006 | 105 | $13.17 to $13.46 | $1,397 | 0.41% | 1.05% to 2.45% | 16.65% to 17.84% |
| 2005 | 71 | $11.29 to $11.38 | $810 | (c) | 1.25% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| Fidelity® VIP Equity-Income Portfolio - Service Class 2 | | | | | | |
| 2007 | 483 | $13.01 to $13.85 | $6,472 | 1.86% | 1.05% to 2.45% | -1.06% to 0.14% |
| 2006 | 374 | $13.01 to $13.83 | $5,024 | 2.86% | 1.05% to 2.45% | 17.28% to 18.71% |
| 2005 | 275 | $11.21 to $11.65 | $3,121 | 1.06% | 1.05% to 2.25% | 3.51% to 4.48% |
| 2004 | 145 | $10.83 to $11.15 | $1,593 | 0.55% | 1.05% to 1.95% | 9.17% to 10.07% |
| 2003 | 22 | $9.92 to $10.13 | $219 | (a) | 1.05% to 1.90% | (a) |
| Fidelity® VIP Contrafund® Portfolio - Service Class 2 | | | | | | |
| 2007 | 1,169 | $11.26 to $18.57 | $19,975 | 0.86% | 1.00% to 2.60% | 14.52% to 16.06% |
| 2006 | 852 | $13.15 to $16.00 | $12,705 | 1.09% | 1.05% to 2.45% | 8.88% to 10.27% |
| 2005 | 344 | $11.97 to $14.51 | $4,669 | 0.04% | 1.05% to 2.45% | 14.20% to 15.43% |
| 2004 | 79 | $11.27 to $12.57 | $969 | 0.17% | 1.05% to 2.10% | 13.19% to 13.96% |
| 2003 | 21 | $10.84 to $11.03 | $230 | (a) | 1.05% to 1.75% | (a) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 228 | $13.52 to $23.05 | $3,393 | - | 1.25% to 2.45% | 8.33% to 9.52% |
| 2006 | 167 | $12.48 to $21.06 | $2,388 | - | 1.25% to 2.45% | -0.64% to 0.48% |
| 2005 | 91 | $12.56 to $20.96 | $1,477 | - | 1.25% to 2.45% | 5.36% to 5.54% |
| 2004 | 47 | $19.60 to $19.86 | $927 | - | 1.25% to 1.40% | 17.86% to 18.00% |
| 2003 | 63 | $16.63 to $16.83 | $1,046 | - | 1.25% to 1.40% | 64.65% to 65.00% |
| ING American Funds Growth Portfolio | | | | | | |
| 2007 | 2,762 | $10.64 to $16.39 | $42,613 | 0.25% | 1.00% to 2.60% | 9.20% to 10.59% |
| 2006 | 1,846 | $10.93 to $14.82 | $25,908 | 0.17% | 1.05% to 2.45% | 7.10% to 8.49% |
| 2005 | 831 | $12.68 to $13.66 | $10,807 | - | 1.05% to 2.45% | 13.18% to 14.41% |
| 2004 | 108 | $11.23 to $11.94 | $1,273 | - | 1.05% to 2.10% | 9.86% to 10.48% |
| 2003 | 3 | $10.75 to $10.78 | $35 | (a) | 1.25% to 1.90% | (a) |
| ING American Funds Growth-Income Portfolio | | | | | | |
| 2007 | 2,009 | $10.17 to $14.60 | $27,024 | 1.01% | 1.05% to 2.60% | 2.08% to 3.33% |
| 2006 | 1,520 | $11.32 to $14.13 | $19,830 | 0.67% | 1.05% to 2.45% | 11.99% to 13.40% |
| 2005 | 826 | $11.17 to $12.46 | $9,574 | 0.26% | 1.05% to 2.45% | 3.13% to 4.27% |
| 2004 | 102 | $10.86 to $11.95 | $1,202 | 0.16% | 1.05% to 2.10% | 7.75% to 8.64% |
| 2003 | 7 | $10.97 to $11.00 | $79 | (a) | 1.05% to 1.90% | (a) |
| ING American Funds International Portfolio | | | | | | |
| 2007 | 1,288 | $14.57 to $22.61 | $25,141 | 0.87% | 1.05% to 2.60% | 16.66% to 18.13% |
| 2006 | 769 | $12.35 to $19.14 | $12,769 | 0.68% | 1.05% to 2.45% | 15.65% to 17.14% |
| 2005 | 379 | $13.55 to $16.34 | $5,458 | 0.43% | 1.05% to 2.45% | 18.54% to 19.62% |
| 2004 | 43 | $11.48 to $13.66 | $571 | 0.34% | 1.05% to 2.00% | 16.38% to 17.21% |
| 2003 | 2 | $11.60 to $11.62 | $22 | (a) | 1.25% to 1.90% | (a) |
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 92 | $12.62 to $13.06 | $1,193 | - | 1.05% to 2.45% | 4.61% to 5.66% |
| 2006 | 43 | $12.16 to $12.36 | $522 | - | 1.05% to 2.00% | 5.00% to 6.00% |
| 2005 | 23 | $11.59 to $11.66 | $267 | (c) | 1.05% to 1.95% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING BlackRock Large Cap Value Portfolio - Service Class** | | | | | | |
| 2007 | 50 | $12.87 to $13.32 | $654 | 0.38% | 1.05% to 2.45% | 1.90% to 3.18% |
| 2006 | 32 | $12.63 to $12.91 | $410 | 0.54% | 1.05% to 2.45% | 13.68% to 14.82% |
| 2005 | 14 | $11.11 to $11.20 | $152 | (c) | 1.25% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Capital Guardian U.S. Equities Portfolio - Service Class** | | | | | | |
| 2007 | 103 | $11.72 to $12.37 | $1,233 | 0.58% | 1.25% to 2.00% | -2.41% to -1.64% |
| 2006 | 68 | $12.01 to $12.58 | $832 | 0.42% | 1.25% to 2.00% | 8.09% to 8.95% |
| 2005 | 58 | $11.12 to $11.56 | $659 | 0.47% | 1.25% to 1.95% | 4.66% to 4.90% |
| 2004 | 55 | $10.94 to $11.02 | $606 | 0.18% | 1.25% to 1.40% | 7.78% to 7.93% |
| 2003 | 48 | $10.15 to $10.21 | $483 | - | 1.25% to 1.40% | 34.79% to 35.05% |
| **ING EquitiesPlus Portfolio - Service Class** | | | | | | |
| 2007 | 18 | $10.84 to $10.91 | $194 | 3.34% | 1.25% to 1.65% | 1.03% to 1.39% |
| 2006 | 15 | $10.73 to $10.76 | $165 | (d) | 1.25% to 1.65% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | | | | |
| 2007 | 285 | $12.80 to $14.12 | $3,819 | 0.12% | 1.05% to 2.45% | 6.03% to 7.36% |
| 2006 | 233 | $12.00 to $13.20 | $2,896 | - | 1.05% to 2.45% | 11.27% to 12.72% |
| 2005 | 119 | $10.72 to $11.76 | $1,324 | - | 1.05% to 2.45% | 8.35% to 9.26% |
| 2004 | 8 | $9.88 to $10.80 | $86 | (b) | 1.05% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Evergreen Omega Portfolio - Service Class** | | | | | | |
| 2007 | 12 | $12.16 to $13.23 | $157 | - | 1.05% to 1.95% | 9.51% to 10.44% |
| 2006 | 7 | $11.09 to $12.02 | $82 | - | 1.05% to 2.25% | 3.24% to 4.44% |
| 2005 | 7 | $10.69 to $11.56 | $77 | (c) | 1.05% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | | | | | | |
| 2007 | 576 | $14.60 to $16.91 | $8,840 | 0.16% | 1.05% to 2.45% | 11.86% to 13.09% |
| 2006 | 385 | $13.05 to $14.96 | $5,132 | - | 1.05% to 2.45% | 9.30% to 10.57% |
| 2005 | 159 | $11.94 to $13.53 | $1,952 | - | 1.05% to 2.45% | 15.19% to 15.44% |
| 2004 | 14 | $11.65 to $11.72 | $168 | - | 1.25% to 1.40% | 22.37% to 22.59% |
| 2003 | 7 | $9.52 to $9.56 | $69 | - | 1.25% to 1.40% | 31.67% to 31.68% |
| ING FMR[SM] Large Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 58 | $10.61 to $10.97 | $634 | - | 1.05% to 2.25% | 1.14% to 2.52% |
| 2006 | 57 | $10.49 to $10.70 | $611 | - | 1.05% to 2.25% | 0.29% to 1.42% |
| 2005 | 40 | $10.46 to $10.55 | $420 | (c) | 1.05% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING FMR[SM] Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 172 | $11.50 to $26.72 | $2,921 | - | 1.25% to 2.25% | -0.68% to 0.00% |
| 2006 | 172 | $11.70 to $26.72 | $3,036 | - | 1.25% to 1.85% | 2.72% to 3.32% |
| 2005 | 90 | $11.39 to $25.87 | $2,186 | - | 1.25% to 1.85% | 1.68% to 1.81% |
| 2004 | 90 | $24.98 to $25.41 | $2,249 | - | 1.25% to 1.40% | 13.44% to 13.64% |
| 2003 | 101 | $22.02 to $22.36 | $2,217 | - | 1.25% to 1.40% | 37.20% to 37.35% |
| ING Focus 5 Portfolio - Service Class | | | | | | |
| 2007 | 46 | $9.91 to $9.95 | $459 | (e) | 1.25% to 2.45% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Franklin Income Portfolio - Service Class | | | | | | |
| 2007 | 865 | $10.89 to $11.12 | $9,530 | 1.09% | 1.05% to 2.45% | 0.28% to 1.55% |
| 2006 | 257 | $10.86 to $10.95 | $2,809 | (d) | 1.05% to 2.45% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Franklin Mutual Shares Portfolio - Service Class | | | | | | |
| 2007 | 392 | $11.81 to $11.92 | $4,655 | (e) | 1.05% to 2.45% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Franklin Templeton Founding Strategy Portfolio - Service Class | | | | | | |
| 2007 | 596 | $9.55 to $9.62 | $5,721 | (e) | 1.25% to 2.45% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Global Real Estate Portfolio - Service Class | | | | | | |
| 2007 | 287 | $12.26 to $12.48 | $3,556 | 3.45% | 1.25% to 2.45% | -9.38% to -8.50% |
| 2006 | 148 | $13.54 to $13.64 | $2,017 | (d) | 1.25% to 2.25% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Global Resources Portfolio - Service Class | | | | | | |
| 2007 | 352 | $20.45 to $48.66 | $7,494 | 0.02% | 1.05% to 2.60% | 30.18% to 31.82% |
| 2006 | 188 | $15.77 to $36.98 | $3,098 | 0.14% | 1.05% to 2.45% | 18.72% to 19.91% |
| 2005 | 60 | $13.30 to $30.84 | $894 | 0.20% | 1.25% to 2.25% | 35.83% to 36.04% |
| 2004 | 5 | $22.13 to $22.60 | $110 | 1.22% | 1.25% to 1.40% | 4.93% to 5.05% |
| 2003 | 3 | $21.09 to $21.58 | $54 | - | 1.25% to 1.40% | 50.11% to 50.38% |
| ING Global Technology Portfolio - Service Class | | | | | | |
| 2007 | 83 | $8.40 to $13.36 | $1,089 | - | 1.25% to 2.25% | 7.47% to 8.35% |
| 2006 | 14 | $7.76 to $12.33 | $161 | - | 1.25% to 1.95% | 7.21% to 7.93% |
| 2005 | 11 | $7.19 to $11.43 | $112 | - | 1.25% to 1.95% | 0.70% to 0.70% |
| 2004 | 2 | $7.14 | $13 | (b) | 1.25% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING International Growth Opportunities Portfolio - Service Class | | | | | | |
| 2007 | 19 | $16.13 | $312 | 1.03% | 1.40% | 16.80% |
| 2006 | 19 | $13.81 | $268 | 1.61% | 1.40% | 19.88% |
| 2005 | 20 | $11.52 to $11.52 | $226 | 2.30% | 1.40% | 8.99% |
| 2004 | 20 | $10.57 | $208 | 1.03% | 1.40% | 15.02% |
| 2003 | 20 | $9.19 to $9.30 | $182 | - | 1.25% to 1.40% | 27.46% to 27.57% |
| ING Janus Contrarian Portfolio - Service Class | | | | | | |
| 2007 | 399 | $17.16 to $19.58 | $7,496 | - | 1.05% to 2.45% | 18.36% to 19.59% |
| 2006 | 47 | $14.40 to $16.43 | $756 | 0.35% | 1.05% to 2.10% | 20.65% to 21.49% |
| 2005 | 21 | $11.87 to $13.55 | $272 | - | 1.25% to 1.95% | 13.62% to 14.02% |
| 2004 | 5 | $10.41 to $11.47 | $57 | - | 1.40% to 1.75% | 15.54% |
| 2003 | 4 | $9.01 | $40 | (f) | 1.40% | (f) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | |
| 2007 | 562 | $24.38 to $25.82 | $14,048 | 0.95% | 1.05% to 2.60% | 35.25% to 37.05% |
| 2006 | 308 | $18.10 to $18.88 | $5,655 | 0.50% | 1.05% to 2.45% | 32.77% to 34.13% |
| 2005 | 83 | $13.64 to $14.08 | $1,148 | - | 1.25% to 2.25% | 32.98% to 33.21% |
| 2004 | 32 | $10.46 to $10.57 | $335 | 0.32% | 1.25% to 1.40% | 16.09% to 16.28% |
| 2003 | 33 | $9.01 to $9.09 | $298 | - | 1.25% to 1.40% | 44.62% to 44.75% |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | |
| 2007 | 462 | $13.10 to $14.99 | $6,395 | 0.15% | 1.05% to 2.45% | -3.96% to -2.73% |
| 2006 | 420 | $13.09 to $15.41 | $5,978 | - | 1.05% to 2.45% | 13.94% to 15.43% |
| 2005 | 203 | $11.97 to $13.35 | $2,518 | - | 1.05% to 2.45% | 1.69% to 2.61% |
| 2004 | 14 | $11.83 to $13.01 | $177 | - | 1.05% to 1.95% | 23.94% to 24.62% |
| 2003 | 2 | $10.36 to $10.44 | $21 | (a) | 1.05% to 1.55% | (a) |
| ING JPMorgan Value Opportunities Portfolio - Service Class | | | | | | |
| 2007 | 142 | $11.97 to $12.39 | $1,739 | 1.29% | 1.05% to 2.45% | -3.47% to -2.21% |
| 2006 | 133 | $12.40 to $12.67 | $1,677 | 0.28% | 1.05% to 2.45% | 17.30% to 18.86% |
| 2005 | 167 | $10.57 to $10.66 | $1,770 | (c) | 1.05% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | | | | |
| 2007 | 761 | $17.35 to $21.00 | $15,185 | 0.07% | 1.05% to 2.60% | 13.73% to 15.26% |
| 2006 | 366 | $15.11 to $18.22 | $6,379 | - | 1.05% to 2.45% | 26.26% to 27.56% |
| 2005 | 152 | $11.86 to $14.15 | $2,083 | - | 1.25% to 2.45% | 13.15% to 13.93% |
| 2004 | 19 | $11.94 to $12.42 | $232 | (b) | 1.25% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING Legg Mason Value Portfolio - Service Class** | | | | | | |
| 2007 | 661 | $9.48 to $11.72 | $7,220 | - | 1.05% to 2.45% | -8.14% to -6.99% |
| 2006 | 550 | $10.27 to $12.65 | $6,449 | - | 1.05% to 2.25% | 4.11% to 5.40% |
| 2005 | 274 | $9.74 to $12.05 | $3,032 | - | 1.05% to 2.25% | 3.91% to 4.84% |
| 2004 | 44 | $9.36 to $11.53 | $419 | 0.35% | 1.05% to 1.95% | 11.69% to 12.65% |
| 2003 | 19 | $8.38 to $8.62 | $159 | - | 1.05% to 1.90% | 20.85% to 21.07% |
| **ING LifeStyle Aggressive Growth Portfolio - Service Class** | | | | | | |
| 2007 | 1,956 | $13.57 to $14.45 | $27,984 | 0.61% | 1.25% to 2.45% | 0.86% to 1.93% |
| 2006 | 1,240 | $13.33 to $14.20 | $17,434 | 0.13% | 1.25% to 2.45% | 15.42% to 16.67% |
| 2005 | 440 | $11.90 to $12.20 | $5,317 | 0.04% | 1.25% to 2.45% | 5.67% to 6.18% |
| 2004 | 31 | $11.47 to $11.49 | $354 | (b) | 1.45% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING LifeStyle Growth Portfolio - Service Class** | | | | | | |
| 2007 | 4,323 | $13.41 to $13.87 | $59,323 | 0.88% | 1.05% to 2.45% | 1.44% to 2.82% |
| 2006 | 2,606 | $13.22 to $13.49 | $34,973 | 0.47% | 1.05% to 2.45% | 12.79% to 14.02% |
| 2005 | 861 | $11.67 to $11.85 | $10,165 | 0.18% | 1.25% to 2.45% | 4.72% to 5.24% |
| 2004 | 5 | $11.24 to $11.26 | $51 | (b) | 1.45% to 2.00% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING LifeStyle Moderate Growth Portfolio - Service Class** | | | | | | |
| 2007 | 4,593 | $12.86 to $13.38 | $60,549 | 1.21% | 1.05% to 2.45% | 2.23% to 3.56% |
| 2006 | 2,950 | $12.22 to $12.92 | $37,755 | 0.84% | 1.05% to 2.45% | 10.84% to 12.03% |
| 2005 | 1,110 | $11.35 to $11.48 | $12,710 | 0.40% | 1.25% to 2.45% | 3.73% to 4.46% |
| 2004 | 71 | $10.94 to $11.01 | $785 | (b) | 1.25% to 2.10% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING LifeStyle Moderate Portfolio - Service Class | | | | | | |
| 2007 | 2,269 | $11.43 to $12.96 | $28,694 | 1.29% | 1.05% to 2.60% | 2.42% to 3.93% |
| 2006 | 1,188 | $11.83 to $12.47 | $14,586 | 1.07% | 1.05% to 2.60% | 8.87% to 10.02% |
| 2005 | 564 | $11.05 to $11.28 | $6,309 | 0.44% | 1.25% to 2.45% | 3.44% to 3.81% |
| 2004 | 6 | $10.74 to $10.77 | $67 | (b) | 1.45% to 2.10% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Limited Maturity Bond Portfolio - Service Class | | | | | | |
| 2007 | 23 | $21.86 to $22.50 | $513 | 1.74% | 1.25% to 1.40% | 4.29% to 4.46% |
| 2006 | 36 | $20.96 to $21.54 | $754 | 3.25% | 1.25% to 1.40% | 2.39% to 2.57% |
| 2005 | 46 | $20.47 to $21.00 | $941 | 5.07% | 1.25% to 1.40% | 0.20% to 0.33% |
| 2004 | 58 | $20.43 to $20.93 | $1,191 | 4.80% | 1.25% to 1.40% | -0.05% to 0.14% |
| 2003 | 68 | $20.44 to $20.90 | $1,395 | 1.04% | 1.25% to 1.40% | 1.39% to 1.55% |
| ING Liquid Assets Portfolio - Service Class | | | | | | |
| 2007 | 2,111 | $10.05 to $18.10 | $25,976 | 4.14% | 1.00% to 2.45% | 2.54% to 3.84% |
| 2006 | 591 | $10.25 to $17.43 | $7,050 | 4.34% | 1.05% to 2.25% | 2.30% to 3.31% |
| 2005 | 352 | $10.02 to $16.29 | $4,092 | 3.07% | 1.25% to 2.25% | 0.80% to 1.56% |
| 2004 | 87 | $9.98 to $16.04 | $1,254 | 1.01% | 1.25% to 1.95% | -0.65% to -0.37% |
| 2003 | 46 | $15.38 to $16.57 | $720 | 0.91% | 1.05% to 1.55% | -0.63% to -0.49% |
| ING Lord Abbett Affiliated Portfolio - Service Class | | | | | | |
| 2007 | 35 | $13.17 to $15.01 | $482 | 1.70% | 1.25% to 1.95% | 2.24% to 2.81% |
| 2006 | 34 | $12.93 to $14.60 | $459 | 0.86% | 1.25% to 1.85% | 15.45% to 16.15% |
| 2005 | 17 | $11.20 to $12.57 | $201 | 1.55% | 1.25% to 1.85% | 3.98% |
| 2004 | 87 | $10.80 to $12.54 | $1,083 | 0.20% | 1.05% to 1.95% | 6.32% to 6.45% |
| 2003 | 83 | $11.71 to $11.78 | $968 | - | 1.25% to 1.40% | 36.96% to 37.14% |
| ING Marsico Growth Portfolio - Service Class | | | | | | |
| 2007 | 540 | $13.77 to $19.43 | $8,518 | - | 1.25% to 2.45% | 11.58% to 12.71% |
| 2006 | 500 | $12.29 to $17.24 | $7,184 | - | 1.25% to 2.45% | 2.48% to 3.67% |
| 2005 | 397 | $11.94 to $16.63 | $5,971 | - | 1.25% to 2.45% | 6.75% to 7.58% |
| 2004 | 296 | $11.19 to $15.47 | $4,504 | - | 1.25% to 1.95% | 10.90% to 11.14% |
| 2003 | 323 | $13.76 to $13.92 | $4,447 | - | 1.25% to 1.40% | 30.80% to 31.07% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Marsico International Opportunities Portfolio - Service Class | | | | | | |
| 2007 | 304 | $17.54 to $18.22 | $5,453 | 1.01% | 1.05% to 2.60% | 17.79% to 19.32% |
| 2006 | 226 | $14.95 to $15.27 | $3,417 | 0.03% | 1.05% to 2.45% | 21.31% to 22.65% |
| 2005 | 147 | $12.34 to $12.45 | $1,817 | (c) | 1.05% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING MFS Total Return Portfolio - Service Class | | | | | | |
| 2007 | 673 | $10.25 to $29.19 | $11,493 | 2.78% | 1.00% to 2.45% | 1.53% to 2.93% |
| 2006 | 606 | $11.79 to $28.36 | $10,544 | 2.33% | 1.05% to 2.45% | 9.37% to 10.74% |
| 2005 | 480 | $10.78 to $25.61 | $8,270 | 2.10% | 1.05% to 2.45% | 0.93% to 1.83% |
| 2004 | 200 | $10.73 to $25.15 | $4,707 | 1.95% | 1.05% to 1.95% | 8.99% to 9.97% |
| 2003 | 181 | $21.14 to $22.87 | $4,012 | 0.48% | 1.05% to 1.90% | 15.13% to 15.31% |
| ING MFS Utilities Portfolio - Service Class | | | | | | |
| 2007 | 387 | $18.01 to $18.54 | $7,122 | 0.70% | 1.25% to 2.45% | 24.50% to 25.78% |
| 2006 | 238 | $14.49 to $14.74 | $3,492 | 0.09% | 1.25% to 2.25% | 27.89% to 29.18% |
| 2005 | 87 | $11.33 to $11.41 | $988 | (c) | 1.25% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Oppenheimer Main Street Portfolio® - Service Class | | | | | | |
| 2007 | 490 | $13.09 to $26.34 | $8,170 | 0.82% | 1.05% to 2.45% | 2.09% to 3.17% |
| 2006 | 273 | $12.87 to $25.53 | $5,444 | 1.18% | 1.05% to 2.25% | 12.40% to 13.77% |
| 2005 | 141 | $11.45 to $22.44 | $2,788 | 0.90% | 1.05% to 2.25% | 3.91% to 4.62% |
| 2004 | 114 | $11.10 to $21.45 | $2,350 | 0.80% | 1.05% to 1.75% | 10.89% to 11.66% |
| 2003 | 130 | $18.00 to $19.21 | $2,420 | 0.22% | 1.05% to 1.75% | 22.85% to 23.04% |
| ING PIMCO Core Bond Portfolio - Service Class | | | | | | |
| 2007 | 775 | $10.99 to $15.88 | $9,568 | 3.00% | 1.05% to 2.45% | 6.49% to 7.81% |
| 2006 | 537 | $10.32 to $14.73 | $6,525 | 2.42% | 1.05% to 2.45% | 1.97% to 3.22% |
| 2005 | 356 | $10.12 to $14.27 | $4,307 | 3.26% | 1.05% to 2.45% | 0.49% to 1.42% |
| 2004 | 110 | $10.12 to $14.07 | $1,456 | 3.24% | 1.05% to 2.10% | 2.87% to 3.76% |
| 2003 | 63 | $12.53 to $13.56 | $825 | 1.59% | 1.05% to 1.90% | 3.23% to 3.42% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING PIMCO High Yield Portfolio - Service Class | | | | | | |
| 2007 | 551 | $11.42 to $12.29 | $6,521 | 6.28% | 1.05% to 2.45% | 0.44% to 1.82% |
| 2006 | 370 | $11.37 to $12.07 | $4,331 | 6.23% | 1.05% to 2.45% | 6.45% to 7.77% |
| 2005 | 230 | $10.69 to $11.20 | $2,518 | 6.85% | 1.05% to 2.25% | 2.29% to 3.23% |
| 2004 | 94 | $10.49 to $10.85 | $1,016 | (b) | 1.05% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Pioneer Fund Portfolio - Service Class | | | | | | |
| 2007 | 21 | $12.80 to $13.15 | $270 | 1.00% | 1.25% to 2.25% | 2.73% to 3.79% |
| 2006 | 10 | $12.46 to $12.67 | $130 | - | 1.25% to 2.25% | 14.44% to 15.29% |
| 2005 | 7 | $10.94 to $10.99 | $77 | (c) | 1.25% to 1.95% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | | | | | |
| 2007 | 445 | $10.13 to $12.61 | $5,563 | 0.51% | 1.00% to 2.60% | 3.03% to 4.21% |
| 2006 | 318 | $11.89 to $12.10 | $3,836 | 0.18% | 1.25% to 2.45% | 9.79% to 10.91% |
| 2005 | 135 | $10.83 to $10.91 | $1,473 | (c) | 1.25% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | |
| 2007 | 1,394 | $12.48 to $50.48 | $18,486 | 1.89% | 1.05% to 2.45% | 1.96% to 3.28% |
| 2006 | 764 | $12.24 to $48.97 | $10,170 | 1.15% | 1.05% to 2.45% | 11.99% to 13.42% |
| 2005 | 191 | $10.93 to $43.26 | $2,834 | 0.65% | 1.05% to 2.45% | 6.25% to 6.39% |
| 2004 | 22 | $39.69 to $40.66 | $869 | 0.87% | 1.25% to 1.40% | 14.98% to 15.15% |
| 2003 | 28 | $34.52 to $35.31 | $964 | 0.43% | 1.25% to 1.40% | 23.46% to 23.68% |
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | |
| 2007 | 740 | $13.07 to $35.98 | $10,340 | 1.23% | 1.05% to 2.45% | 0.69% to 1.99% |
| 2006 | 503 | $12.98 to $35.36 | $7,183 | 1.27% | 1.05% to 2.45% | 16.31% to 17.87% |
| 2005 | 330 | $11.16 to $30.06 | $4,382 | 0.87% | 1.05% to 2.45% | 1.91% to 2.63% |
| 2004 | 58 | $11.00 to $29.29 | $1,336 | 0.92% | 1.25% to 2.00% | 13.31% to 13.44% |
| 2003 | 42 | $25.24 to $25.82 | $1,055 | 0.40% | 1.25% to 1.40% | 23.42% to 23.60% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Templeton Global Growth Portfolio - Service Class | | | | | | |
| 2007 | 611 | $13.61 to $27.31 | $8,903 | 1.23% | 1.25% to 2.45% | 0.00% to 1.11% |
| 2006 | 234 | $13.61 to $27.01 | $3,771 | 0.85% | 1.25% to 2.45% | 19.79% to 20.42% |
| 2005 | 54 | $11.47 to $22.43 | $1,139 | 0.73% | 1.25% to 1.75% | 8.33% to 8.51% |
| 2004 | 51 | $20.30 to $20.67 | $1,045 | 0.48% | 1.25% to 1.40% | 9.43% to 9.54% |
| 2003 | 56 | $18.55 to $18.87 | $1,043 | - | 1.25% to 1.40% | 34.42% to 34.59% |
| ING UBS U.S. Allocation Portfolio - Service Class | | | | | | |
| 2007 | 51 | $10.67 to $12.68 | $602 | 1.93% | 1.25% to 2.10% | -0.33% to 0.56% |
| 2006 | 54 | $10.63 to $12.61 | $639 | 1.57% | 1.25% to 2.10% | 8.86% to 9.65% |
| 2005 | 52 | $9.71 to $11.50 | $560 | 1.44% | 1.25% to 1.95% | 4.44% to 5.27% |
| 2004 | 28 | $9.24 to $10.94 | $271 | 0.92% | 1.25% to 1.95% | 9.35% to 9.54% |
| 2003 | 20 | $8.45 to $8.49 | $166 | - | 1.25% to 1.40% | 16.39% to 16.46% |
| ING Van Kampen Capital Growth Portfolio - Service Class | | | | | | |
| 2007 | 25 | $15.28 to $15.58 | $383 | - | 1.25% to 1.95% | 18.91% to 19.75% |
| 2006 | 32 | $12.85 to $13.01 | $414 | - | 1.25% to 1.95% | 2.07% to 2.76% |
| 2005 | 17 | $12.59 to $12.66 | $217 | (c) | 1.25% to 1.95% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Van Kampen Global Franchise Portfolio - Service Class | | | | | | |
| 2007 | 365 | $13.44 to $13.84 | $5,000 | - | 1.25% to 2.45% | 7.17% to 8.38% |
| 2006 | 123 | $12.18 to $12.77 | $1,567 | 1.36% | 1.25% to 2.25% | 18.60% to 19.79% |
| 2005 | 40 | $10.59 to $10.66 | $429 | (c) | 1.25% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | |
| 2007 | 148 | $11.51 to $33.11 | $2,583 | 1.43% | 1.25% to 2.10% | 0.40% to 1.33% |
| 2006 | 123 | $11.36 to $32.68 | $2,443 | 1.16% | 1.25% to 2.10% | 13.56% to 14.55% |
| 2005 | 88 | $11.06 to $28.53 | $2,026 | 0.91% | 1.25% to 2.10% | 8.52% to 8.69% |
| 2004 | 58 | $25.81 to $26.25 | $1,502 | 0.82% | 1.25% to 1.40% | 12.51% to 12.71% |
| 2003 | 84 | $22.94 to $23.29 | $1,924 | 0.23% | 1.25% to 1.40% | 26.11% to 26.23% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Real Estate Portfolio - Service Class | | | | | | |
| 2007 | 390 | $14.52 to $67.51 | $6,415 | 1.30% | 1.05% to 2.60% | -19.66% to -18.60% |
| 2006 | 242 | $13.58 to $83.11 | $4,966 | 1.09% | 1.05% to 2.45% | 34.52% to 36.19% |
| 2005 | 128 | $13.50 to $61.15 | $2,090 | 1.16% | 1.05% to 2.45% | 14.51% to 15.33% |
| 2004 | 22 | $11.84 to $53.02 | $670 | 1.65% | 1.25% to 2.10% | 35.82% to 36.05% |
| 2003 | 8 | $38.11 to $38.97 | $302 | 0.82% | 1.25% to 1.40% | 35.82% to 36.02% |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | |
| 2007 | 178 | $10.81 to $13.67 | $2,399 | - | 1.00% to 2.00% | 6.16% to 7.05% |
| 2006 | 32 | $12.66 to $12.77 | $412 | (d) | 1.05% to 1.85% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Wells Fargo Disciplined Value Portfolio - Service Class | | | | | | |
| 2007 | 161 | $11.83 to $24.90 | $2,306 | 1.13% | 1.25% to 2.45% | -5.96% to -4.93% |
| 2006 | 141 | $12.58 to $26.19 | $2,279 | 0.49% | 1.25% to 2.45% | 13.27% to 13.77% |
| 2005 | 47 | $11.23 to $23.03 | $983 | 0.63% | 1.25% to 1.65% | 4.35% to 4.49% |
| 2004 | 43 | $21.62 to $22.04 | $935 | 0.30% | 1.25% to 1.40% | 11.04% to 11.20% |
| 2003 | 54 | $19.47 to $19.82 | $1,063 | 0.10% | 1.25% to 1.40% | 29.28% to 29.46% |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | |
| 2007 | 33 | $10.76 to $10.92 | $359 | - | 1.25% to 1.95% | -5.53% to -4.88% |
| 2006 | 30 | $11.37 to $11.48 | $338 | (d) | 1.25% to 2.10% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 529 | $10.40 to $13.21 | $6,905 | - | 1.05% to 2.45% | 3.66% to 5.01% |
| 2006 | 321 | $12.31 to $12.58 | $4,008 | - | 1.05% to 2.45% | 12.63% to 14.05% |
| 2005 | 72 | $10.93 to $11.03 | $793 | (c) | 1.05% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Columbia Small Cap Value II Portfolio - Service Class | | | | | | |
| 2007 | 236 | $10.02 to $10.23 | $2,404 | 0.12% | 1.25% to 2.60% | 0.60% to 1.69% |
| 2006 | 86 | $10.00 to $10.06 | $865 | (d) | 1.25% to 2.25% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Davis New York Venture Portfolio - Service Class | | | | | | |
| 2007 | 556 | $11.21 to $11.46 | $6,334 | 0.25% | 1.25% to 2.45% | 1.72% to 2.78% |
| 2006 | 220 | $11.02 to $11.15 | $2,440 | - | 1.25% to 2.45% | - |
| 2005 | 1 | $9.91 | $11 | (c) | 1.95% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan International Portfolio - Service Class | | | | | | |
| 2007 | 296 | $15.94 to $19.87 | $5,253 | 2.20% | 1.05% to 2.45% | 7.27% to 8.58% |
| 2006 | 145 | $14.86 to $18.30 | $2,290 | 0.10% | 1.05% to 2.45% | 19.07% to 20.63% |
| 2005 | 65 | $12.48 to $15.17 | $842 | 0.90% | 1.05% to 2.45% | 7.73% to 8.41% |
| 2004 | 3 | $11.64 to $13.92 | $46 | (b) | 1.25% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | |
| 2007 | 52 | $13.48 to $17.67 | $827 | 0.55% | 1.05% to 2.25% | 0.00% to 1.26% |
| 2006 | 61 | $13.48 to $17.45 | $983 | - | 1.05% to 2.25% | 13.95% to 15.26% |
| 2005 | 66 | $11.83 to $15.14 | $920 | 0.29% | 1.05% to 2.25% | 6.36% to 7.38% |
| 2004 | 32 | $11.17 to $14.10 | $436 | - | 1.05% to 1.95% | 18.49% to 19.29% |
| 2003 | 5 | $11.68 to $11.82 | $54 | (a) | 1.05% to 1.75% | (a) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | | | | | | |
| 2007 | 141 | $12.33 to $13.63 | $1,800 | - | 1.05% to 2.45% | -4.20% to -2.92% |
| 2006 | 85 | $12.87 to $14.04 | $1,129 | - | 1.05% to 2.45% | 7.52% to 8.84% |
| 2005 | 64 | $11.97 to $12.90 | $777 | - | 1.05% to 2.45% | 9.06% to 9.84% |
| 2004 | 8 | $11.03 to $11.69 | $93 | - | 1.25% to 1.95% | 7.77% to 7.77% |
| 2003 | - | $10.81 | $5 | (a) | 1.55% | (a) |

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
# SEPARATE ACCOUNT NY-B
## Notes to Financial Statements

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Neuberger Berman Partners Portfolio - Service Class | | | | | | |
| 2007 | 84 | $10.86 to $11.10 | $923 | 0.23% | 1.05% to 2.45% | 6.05% to 7.45% |
| 2006 | 79 | $10.24 to $10.33 | $817 | (d) | 1.05% to 2.45% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Neuberger Berman Regency Portfolio - Service Class | | | | | | |
| 2007 | 29 | $10.07 to $10.20 | $292 | 1.18% | 1.25% to 2.00% | 0.79% to 1.09% |
| 2006 | 5 | $10.08 to $10.09 | $47 | (d) | 1.25% to 1.45% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2007 | 18 | $14.45 to $14.82 | $267 | 1.13% | 1.05% to 1.95% | 4.48% to 5.48% |
| 2006 | 19 | $13.83 to $14.05 | $265 | 0.06% | 1.05% to 1.95% | 15.64% to 16.79% |
| 2005 | 22 | $11.96 to $12.03 | $268 | (c) | 1.05% to 1.95% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | |
| 2007 | 630 | $10.54 to $16.97 | $10,070 | 1.08% | 1.00% to 2.45% | 3.92% to 5.21% |
| 2006 | 534 | $13.88 to $16.13 | $8,193 | 0.08% | 1.05% to 2.45% | 14.97% to 16.38% |
| 2005 | 185 | $11.97 to $13.86 | $2,432 | 1.35% | 1.05% to 2.25% | 11.06% to 12.05% |
| 2004 | 7 | $11.66 to $12.37 | $80 | - | 1.05% to 1.95% | 13.04% to 13.80% |
| 2003 | 3 | $10.74 to $10.87 | $28 | (a) | 1.05% to 1.75% | (a) |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | | | | | | |
| 2007 | 20 | $10.12 to $10.18 | $201 | (e) | 1.25% to 2.10% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Templeton Foreign Equity Portfolio - Service Class | | | | | | |
| 2007 | 304 | $12.51 to $12.78 | $3,853 | 1.34% | 1.05% to 2.45% | 13.09% to 14.01% |
| 2006 | 42 | $11.15 to $11.21 | $466 | (d) | 1.05% to 1.85% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Thornburg Value Portfolio - Initial Class | | | | | | |
| 2007 | - | $10.28 | $3 | - | 1.75% | 5.33% |
| 2006 | 1 | $9.76 to $12.95 | $12 | 0.70% | 1.45% to 1.75% | 14.82% to 15.11% |
| 2005 | 3 | $8.50 to $11.25 | $24 | - | 1.45% to 1.75% | -0.23% |
| 2004 | 2 | $8.52 | $17 | (b) | 1.75% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | | | | | | |
| 2007 | 49 | $13.12 to $13.65 | $657 | 0.65% | 1.05% to 2.10% | -1.20% to -0.07% |
| 2006 | 43 | $13.28 to $13.66 | $581 | 0.73% | 1.05% to 2.10% | 12.04% to 13.08% |
| 2005 | 32 | $11.19 to $12.08 | $380 | 0.89% | 1.05% to 2.00% | 7.19% |
| 2004 | 6 | $11.13 | $71 | (b) | 1.65% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | | | | | | |
| 2007 | 4 | $9.92 to $10.04 | $43 | - | 1.25% to 1.95% | 2.90% to 3.20% |
| 2006 | 1 | $9.67 to $9.69 | $7 | (d) | 1.45% to 1.75% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | |
| 2007 | 395 | $12.08 to $14.00 | $5,040 | 1.40% | 1.05% to 2.60% | -4.56% to -3.25% |
| 2006 | 278 | $12.72 to $14.47 | $3,696 | 0.74% | 1.05% to 2.45% | 13.35% to 14.66% |
| 2005 | 194 | $10.59 to $12.62 | $2,273 | 0.39% | 1.05% to 2.25% | 1.44% to 2.35% |
| 2004 | 22 | $11.13 to $12.33 | $264 | - | 1.05% to 1.95% | 14.69% to 15.56% |
| 2003 | 11 | $10.55 to $10.67 | $116 | (a) | 1.05% to 1.75% | (a) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Equity and Income Portfolio - Service Class | | | | | | |
| 2007 | 86 | $11.96 to $12.31 | $1,047 | 1.64% | 1.25% to 2.45% | 0.93% to 1.99% |
| 2006 | 45 | $11.85 to $12.07 | $542 | 2.20% | 1.25% to 2.45% | 9.99% to 11.04% |
| 2005 | 35 | $10.81 to $10.87 | $377 | (c) | 1.25% to 2.10% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Growth and Income Portfolio - Class I | | | | | | |
| 2007 | 201 | $9.96 | $2,002 | (e) | 1.25% to 1.40% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Growth and Income Portfolio - Class S | | | | | | |
| 2007 | 1 | $9.95 | $5 | (e) | 1.45% to 1.65% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING GET U.S. Core Portfolio - Series 1 | | | | | | |
| 2007 | 293 | $10.93 to $11.37 | $3,256 | 2.47% | 1.55% to 2.40% | 1.49% to 2.43% |
| 2006 | 325 | $10.77 to $11.10 | $3,542 | 2.43% | 1.55% to 2.40% | 5.18% to 6.02% |
| 2005 | 372 | $10.24 to $10.47 | $3,840 | 2.39% | 1.55% to 2.40% | -0.87% to 0.10% |
| 2004 | 446 | $10.33 to $10.46 | $4,629 | 0.65% | 1.55% to 2.40% | 0.98% to 1.85% |
| 2003 | 510 | $10.23 to $10.27 | $5,224 | (a) | 1.55% to 2.40% | (a) |
| ING GET U.S. Core Portfolio - Series 2 | | | | | | |
| 2007 | 489 | $10.61 to $11.01 | $5,268 | 2.86% | 1.55% to 2.40% | 2.02% to 2.90% |
| 2006 | 525 | $10.40 to $10.70 | $5,520 | 2.70% | 1.55% to 2.40% | 4.10% to 5.00% |
| 2005 | 624 | $9.99 to $10.19 | $6,281 | 2.83% | 1.55% to 2.40% | -1.48% to -0.59% |
| 2004 | 790 | $10.14 to $10.25 | $8,050 | 0.10% | 1.55% to 2.40% | 1.20% to 2.09% |
| 2003 | 1,045 | $10.02 to $10.04 | $10,476 | (a) | 1.55% to 2.40% | (a) |

151

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 3 | | | | | | |
| 2007 | 258 | $10.35 to $10.72 | $2,707 | 2.62% | 1.55% to 2.40% | 2.48% to 3.38% |
| 2006 | 296 | $10.10 to $10.37 | $3,015 | 2.55% | 1.55% to 2.40% | 3.80% to 4.75% |
| 2005 | 570 | $9.73 to $9.90 | $5,583 | 1.91% | 1.55% to 2.40% | -1.62% to -0.80% |
| 2004 | 670 | $9.89 to $9.98 | $6,647 | (b) | 1.55% to 2.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 4 | | | | | | |
| 2007 | 273 | $10.89 to $11.25 | $3,016 | 2.83% | 1.55% to 2.40% | 1.21% to 2.09% |
| 2006 | 301 | $10.76 to $11.02 | $3,271 | 2.77% | 1.55% to 2.40% | 5.28% to 6.27% |
| 2005 | 427 | $10.22 to $10.37 | $4,384 | 1.56% | 1.55% to 2.40% | -1.06% to -0.29% |
| 2004 | 552 | $10.33 to $10.40 | $5,714 | (b) | 1.55% to 2.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 5 | | | | | | |
| 2007 | 321 | $11.33 to $11.68 | $3,685 | 1.74% | 1.55% to 2.40% | -0.35% to 0.52% |
| 2006 | 339 | $11.37 to $11.62 | $3,885 | 1.71% | 1.55% to 2.40% | 8.60% to 9.52% |
| 2005 | 477 | $10.47 to $10.61 | $5,020 | 0.90% | 1.55% to 2.40% | 0.29% to 1.14% |
| 2004 | 641 | $10.44 to $10.49 | $6,705 | (b) | 1.55% to 2.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 6 | | | | | | |
| 2007 | 145 | $10.89 to $11.28 | $1,596 | 2.37% | 1.55% to 2.60% | 0.65% to 1.71% |
| 2006 | 171 | $10.82 to $11.09 | $1,862 | 1.94% | 1.55% to 2.60% | 7.66% to 8.83% |
| 2005 | 402 | $10.05 to $10.19 | $4,064 | 0.34% | 1.55% to 2.60% | 0.00% to 1.09% |
| 2004 | 525 | $10.05 to $10.08 | $5,285 | (b) | 1.55% to 2.60% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING GET U.S. Core Portfolio - Series 7 | | | | | | |
| 2007 | 292 | $10.82 to $11.06 | $3,187 | 2.63% | 1.75% to 2.45% | 0.74% to 1.47% |
| 2006 | 332 | $10.74 to $10.90 | $3,582 | 1.79% | 1.75% to 2.45% | 7.62% to 8.35% |
| 2005 | 656 | $9.97 to $10.06 | $6,569 | (c) | 1.75% to 2.60% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 8 | | | | | | |
| 2007 | 59 | $10.96 to $11.18 | $647 | 2.26% | 1.75% to 2.45% | 1.11% to 1.82% |
| 2006 | 62 | $10.84 to $11.02 | $680 | 0.69% | 1.55% to 2.45% | 7.97% to 9.00% |
| 2005 | 293 | $10.04 to $10.11 | $2,946 | (c) | 1.55% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 9 | | | | | | |
| 2007 | 23 | $10.82 to $11.07 | $252 | 2.84% | 1.55% to 2.45% | 1.41% to 2.31% |
| 2006 | 36 | $10.67 to $10.82 | $381 | 0.72% | 1.55% to 2.45% | 7.45% to 8.42% |
| 2005 | 157 | $9.93 to $9.98 | $1,557 | (c) | 1.55% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 10 | | | | | | |
| 2007 | 91 | $10.82 to $11.00 | $995 | 1.81% | 1.55% to 2.25% | 1.22% to 1.95% |
| 2006 | 93 | $10.67 to $10.79 | $997 | 0.48% | 1.55% to 2.45% | 7.13% to 8.12% |
| 2005 | 283 | $9.95 to $9.98 | $2,822 | (c) | 1.55% to 2.45% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 11 | | | | | | |
| 2007 | 24 | $10.53 to $10.69 | $258 | 0.32% | 1.55% to 2.25% | -0.28% to 0.47% |
| 2006 | 507 | $10.54 to $10.64 | $5,356 | (d) | 1.55% to 2.45% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 12 | | | | | | |
| 2007 | 6 | $11.20 to $11.29 | $62 | 0.16% | 2.05% to 2.45% | 0.45% to 0.89% |
| 2006 | 105 | $11.15 to $11.23 | $1,171 | (d) | 1.55% to 2.45% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 13 | | | | | | |
| 2007 | 72 | $10.29 to $10.37 | $740 | 0.85% | 1.95% to 2.45% | 2.39% to 2.88% |
| 2006 | 950 | $10.05 to $10.08 | $9,554 | (d) | 1.95% to 2.60% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 14 | | | | | | |
| 2007 | 1,027 | $10.16 to $10.27 | $10,461 | (e) | 1.55% to 2.60% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Global Equity Dividend Portfolio | | | | | | |
| 2007 | 25 | $9.13 to $14.55 | $283 | 4.25% | 1.05% to 2.25% | 0.64% to 1.90% |
| 2006 | 33 | $9.03 to $14.34 | $376 | 4.10% | 1.05% to 2.25% | 24.40% to 25.97% |
| 2005 | 29 | $7.22 to $11.43 | $268 | 3.25% | 1.05% to 2.25% | 2.56% to 3.05% |
| 2004 | 6 | $7.04 to $7.21 | $40 | - | 1.25% to 1.75% | 7.84% to 8.10% |
| 2003 | 3 | $6.63 to $6.67 | $21 | - | 1.25% to 1.40% | 27.26% |
| ING VP Index Plus LargeCap Portfolio - Class S | | | | | | |
| 2007 | 443 | $11.40 to $13.23 | $5,607 | 0.81% | 1.05% to 2.60% | 2.31% to 3.61% |
| 2006 | 329 | $11.10 to $12.81 | $4,051 | 0.89% | 1.05% to 2.45% | 11.64% to 13.13% |
| 2005 | 305 | $9.96 to $11.38 | $3,370 | 0.76% | 1.05% to 2.45% | 3.10% to 4.05% |
| 2004 | 58 | $9.64 to $10.98 | $570 | 0.61% | 1.05% to 1.95% | 8.31% to 9.05% |
| 2003 | 10 | $8.90 to $9.06 | $89 | (a) | 1.05% to 1.75% | (a) |
| ING VP Index Plus MidCap Portfolio - Class S | | | | | | |
| 2007 | 506 | $11.17 to $15.96 | $7,246 | 0.50% | 1.05% to 2.60% | 2.82% to 4.11% |
| 2006 | 433 | $10.75 to $15.33 | $5,948 | 0.42% | 1.05% to 2.45% | 6.57% to 8.03% |
| 2005 | 306 | $11.52 to $14.19 | $3,933 | 0.26% | 1.05% to 2.45% | 8.68% to 9.66% |
| 2004 | 60 | $11.39 to $12.94 | $754 | 0.42% | 1.05% to 2.10% | 14.30% to 15.12% |
| 2003 | 17 | $11.05 to $11.24 | $194 | (a) | 1.05% to 1.75% | (a) |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**SEPARATE ACCOUNT NY-B**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | | | | |
| 2007 | 481 | $10.15 to $15.48 | $6,353 | 0.12% | 1.05% to 2.60% | -8.68% to -7.47% |
| 2006 | 377 | $10.99 to $16.73 | $5,395 | 0.25% | 1.05% to 2.45% | 10.84% to 12.28% |
| 2005 | 292 | $12.27 to $14.90 | $3,809 | 0.17% | 1.05% to 2.45% | 5.29% to 6.28% |
| 2004 | 61 | $11.70 to $14.02 | $817 | - | 1.05% to 2.10% | 19.39% to 20.45% |
| 2003 | 15 | $11.40 to $11.64 | $173 | (a) | 1.05% to 1.90% | (a) |
| **ING VP Value Opportunity Portfolio - Class S** | | | | | | |
| 2007 | 14 | $10.38 to $13.07 | $155 | 1.28% | 1.25% to 1.95% | 0.71% to 1.42% |
| 2006 | 14 | $10.28 to $12.91 | $158 | 1.36% | 1.25% to 1.95% | 13.52% to 14.39% |
| 2005 | 15 | $8.98 to $11.31 | $148 | 1.09% | 1.25% to 1.95% | 4.75% to 5.36% |
| 2004 | 4 | $8.57 to $10.73 | $36 | - | 1.25% to 1.95% | 7.89% |
| 2003 | 1 | $7.98 | $5 | (a) | 1.75% | (a) |
| **ING VP Financial Services Portfolio - Class S** | | | | | | |
| 2007 | 102 | $11.21 to $11.86 | $1,183 | 1.60% | 1.05% to 2.45% | -14.69% to -13.62% |
| 2006 | 80 | $13.14 to $13.73 | $1,067 | 1.09% | 1.05% to 2.45% | 14.46% to 15.96% |
| 2005 | 33 | $11.48 to $11.84 | $387 | 0.93% | 1.05% to 2.45% | 5.78% to 6.47% |
| 2004 | 4 | $10.95 to $11.12 | $44 | (b) | 1.05% to 1.75% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING VP MidCap Opportunities Portfolio - Class S** | | | | | | |
| 2007 | 5 | $10.72 to $10.83 | $56 | - | 1.25% to 1.40% | 23.79% to 23.91% |
| 2006 | 5 | $8.66 to $8.74 | $45 | - | 1.25% to 1.40% | 6.00% to 6.33% |
| 2005 | 5 | $8.17 to $8.22 | $43 | - | 1.25% to 1.40% | 8.64% to 8.73% |
| 2004 | 8 | $7.52 to $7.56 | $59 | (b) | 1.25% to 1.40% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | | | | |
| 2007 | 45 | $8.80 to $14.43 | $633 | - | 1.25% to 2.00% | 7.68% to 8.41% |
| 2006 | 41 | $8.13 to $13.31 | $534 | - | 1.25% to 1.95% | 10.13% to 11.01% |
| 2005 | 22 | $7.34 to $11.99 | $241 | - | 1.25% to 1.95% | 7.31% |
| 2004 | 3 | $6.84 | $22 | - | 1.40% | 8.40% |
| 2003 | 4 | $6.31 to $6.33 | $24 | - | 1.25% to 1.40% | 36.58% to 36.72% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Balanced Portfolio - Class S** | | | | | | |
| 2007 | 23 | $10.72 to $10.95 | $247 | 2.81% | 1.05% to 2.25% | 2.88% to 4.19% |
| 2006 | 31 | $10.42 to $10.51 | $323 | (d) | 1.05% to 2.25% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP Intermediate Bond Portfolio - Class S** | | | | | | |
| 2007 | 745 | $10.24 to $10.87 | $8,008 | 4.77% | 1.00% to 2.45% | 3.24% to 4.52% |
| 2006 | 374 | $10.18 to $10.40 | $3,858 | 6.02% | 1.05% to 2.45% | 1.39% to 2.47% |
| 2005 | 109 | $10.04 to $10.11 | $1,099 | (c) | 1.25% to 2.25% | (c) |
| 2004 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Legg Mason Partners Variable International All Cap Opportunity Portfolio** | | | | | | |
| 2007 | 11 | $18.47 to $18.82 | $199 | 0.96% | 1.25% to 1.40% | 4.88% to 4.96% |
| 2006 | 12 | $17.61 to $17.93 | $219 | 2.02% | 1.25% to 1.40% | 24.10% to 24.34% |
| 2005 | 15 | $14.19 to $14.42 | $209 | 1.41% | 1.25% to 1.40% | 10.17% to 10.33% |
| 2004 | 17 | $12.88 to $13.07 | $216 | 0.89% | 1.25% to 1.40% | 16.14% to 16.38% |
| 2003 | 21 | $11.09 to $11.23 | $235 | 0.89% | 1.25% to 1.40% | 25.74% to 25.90% |
| **Legg Mason Partners Variable Investors Portfolio** | | | | | | |
| 2007 | 62 | $9.73 to $9.74 | $603 | (e) | 1.25% to 1.40% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Legg Mason Partners Variable Lifestyle Allocation 50%** | | | | | | |
| 2007 | 122 | $16.20 to $16.47 | $1,982 | 3.22% | 1.25% to 1.40% | 1.76% to 1.92% |
| 2006 | 159 | $15.92 to $16.16 | $2,545 | 2.52% | 1.25% to 1.40% | 6.70% to 6.88% |
| 2005 | 202 | $14.92 to $15.12 | $3,021 | 2.09% | 1.25% to 1.40% | 1.08% to 1.20% |
| 2004 | 242 | $14.76 to $14.94 | $3,579 | 0.13% | 1.25% to 1.40% | 6.11% to 6.26% |
| 2003 | 313 | $13.91 to $14.06 | $4,364 | 2.53% | 1.25% to 1.40% | 18.58% to 18.85% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Legg Mason Partners Variable Lifestyle Allocation 70%** | | | | | | |
| 2007 | 57 | $14.91 to $15.16 | $856 | 2.62% | 1.25% to 1.40% | 2.40% to 2.57% |
| 2006 | 67 | $14.56 to $14.78 | $974 | 1.58% | 1.25% to 1.40% | 7.30% to 7.49% |
| 2005 | 102 | $13.57 to $13.75 | $1,381 | 1.39% | 1.25% to 1.40% | 3.27% to 3.46% |
| 2004 | 125 | $13.14 to $13.29 | $1,642 | 0.06% | 1.25% to 1.40% | 7.18% to 7.26% |
| 2003 | 140 | $12.26 to $12.39 | $1,715 | 1.62% | 1.25% to 1.40% | 28.11% to 28.26% |
| **Legg Mason Partners Variable Lifestyle Allocation 85%** | | | | | | |
| 2007 | 25 | $15.59 to $15.85 | $399 | 1.42% | 1.25% to 1.40% | 1.90% to 2.06% |
| 2006 | 29 | $15.30 to $15.53 | $447 | 0.82% | 1.25% to 1.40% | 7.90% to 8.07% |
| 2005 | 48 | $14.18 to $14.37 | $677 | 0.41% | 1.25% to 1.40% | 4.57% to 4.74% |
| 2004 | 57 | $13.56 to $13.72 | $777 | - | 1.25% to 1.40% | 9.09% to 9.24% |
| 2003 | 69 | $12.43 to $12.56 | $854 | 0.64% | 1.25% to 1.40% | 34.96% to 35.20% |
| **Legg Mason Partners Variable High Income Portfolio** | | | | | | |
| 2007 | 10 | $16.91 to $17.24 | $176 | 8.14% | 1.25% to 1.40% | -1.11% to -0.92% |
| 2006 | 13 | $17.10 to $17.40 | $217 | 7.65% | 1.25% to 1.40% | 9.40% to 9.57% |
| 2005 | 14 | $15.63 to $15.88 | $215 | 7.80% | 1.25% to 1.40% | 1.23% to 1.34% |
| 2004 | 14 | $15.44 to $15.67 | $221 | 6.64% | 1.25% to 1.40% | 8.89% to 9.05% |
| 2003 | 23 | $14.18 to $14.37 | $321 | 7.26% | 1.25% to 1.40% | 25.71% to 25.94% |
| **Legg Mason Partners Variable Money Market Portfolio** | | | | | | |
| 2007 | 11 | $13.39 to $13.65 | $146 | 4.19% | 1.25% to 1.40% | 3.48% to 3.57% |
| 2006 | 14 | $12.94 to $13.18 | $188 | 4.73% | 1.25% to 1.40% | 3.19% to 3.37% |
| 2005 | 12 | $12.54 to $12.75 | $145 | 2.60% | 1.25% to 1.40% | 1.37% to 1.51% |
| 2004 | 13 | $12.37 to $12.56 | $163 | 0.87% | 1.25% to 1.40% | -0.56% to -0.32% |
| 2003 | 24 | $12.44 to $12.60 | $298 | 0.66% | 1.25% to 1.40% | -0.72% to -0.63% |
| **Oppenheimer Main Street Small Cap Fund®/VA - Service Class** | | | | | | |
| 2007 | 5 | $9.96 | $47 | (e) | 1.00% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Pioneer Equity-Income VCT Portfolio - Class II** | | | | | | |
| 2007 | 5 | $9.97 | $47 | (e) | 1.00% | (e) |
| 2006 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| **Pioneer Small Cap Value VCT Portfolio - Class II** | | | | | | |
| 2007 | 17 | $9.70 to $9.84 | $163 | 0.54% | 1.05% to 1.95% | -9.01% to -8.12% |
| 2006 | 19 | $10.66 to $10.71 | $205 | (d) | 1.05% to 1.95% | (d) |
| 2005 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ProFund VP Bull** | | | | | | |
| 2007 | 9 | $10.03 to $12.59 | $108 | 0.96% | 1.25% to 2.25% | 1.24% to 2.17% |
| 2006 | 9 | $9.86 to $12.33 | $101 | 0.26% | 1.25% to 2.25% | 11.11% to 12.28% |
| 2005 | 9 | $8.83 to $11.01 | $86 | - | 1.25% to 2.25% | 0.91% to 1.46% |
| 2004 | 8 | $8.70 to $8.91 | $70 | - | 1.25% to 1.90% | 7.48% |
| 2003 | 3 | $8.29 | $25 | - | 1.25% | (a) |
| **ProFund VP Europe 30** | | | | | | |
| 2007 | 9 | $12.72 to $15.78 | $137 | 2.23% | 1.25% to 1.95% | 12.38% to 13.17% |
| 2006 | 10 | $11.30 to $13.98 | $132 | 0.43% | 1.05% to 1.95% | 15.18% to 16.32% |
| 2005 | 8 | $9.78 to $12.07 | $89 | - | 1.05% to 1.95% | 6.01% to 6.98% |
| 2004 | 21 | $9.21 to $11.32 | $235 | - | 1.05% to 1.95% | 0.00% |
| 2003 | 1 | $8.31 | $9 | (a) | 1.25% | (a) |
| **ProFund VP Rising Rates Opportunity** | | | | | | |
| 2007 | 50 | $7.42 to $8.69 | $413 | 5.29% | 1.05% to 2.45% | -7.35% to -6.21% |
| 2006 | 56 | $7.98 to $9.30 | $495 | 2.07% | 1.05% to 2.45% | 7.67% to 8.89% |
| 2005 | 36 | $7.39 to $8.57 | $293 | - | 1.05% to 2.25% | -9.66% to -8.83% |
| 2004 | 16 | $8.17 to $9.43 | $133 | (b) | 1.05% to 1.95% | (b) |
| 2003 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ProFund VP Small-Cap | | | | | | |
| 2007 | 26 | $12.50 to $13.23 | $332 | 0.94% | 1.05% to 1.95% | -4.13% to -3.22% |
| 2006 | 23 | $13.03 to $13.67 | $309 | - | 1.05% to 1.95% | 12.50% to 13.54% |
| 2005 | 16 | $11.57 to $12.04 | $193 | - | 1.05% to 1.95% | 0.87% to 1.69% |
| 2004 | 12 | $11.47 to $11.84 | $138 | - | 1.05% to 1.90% | 14.61% to 15.51% |
| 2003 | 7 | $10.06 to $10.25 | $67 | - | 1.05% to 1.75% | 40.78% to 40.94% |

(a)   As investment Division had no investments until 2003, this data is not meaningful and is therefore not presented.
(b)   As investment Division had no investments until 2004, this data is not meaningful and is therefore not presented.
(c)   As investment Division had no investments until 2005, this data is not meaningful and is therefore not presented.
(d)   As investment Division had no investments until 2006, this data is not meaningful and is therefore not presented.
(e)   As investment Division had no investments until 2007, this data is not meaningful and is therefore not presented.
(f)   As prior Contracts were replaced in 2003, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets.
    The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges,
    as defined in Note 4. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently
    for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this
    table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**FINANCIAL STATEMENTS — STATUTORY BASIS**
**ReliaStar Life Insurance Company of New York**
*For the years ended December 31, 2007, 2006 and 2005*
*with Report of Independent Registered Public Accounting Firm*

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**Financial Statements – Statutory Basis**

# Contents

# Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company of New York

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company of New York (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2007 and 2006, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department ("New York Insurance Department"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2007 and 2006, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2007.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company of New York at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting practices prescribed or permitted by the New York Insurance Department.

*Ernst & Young LLP*

Atlanta, Georgia
March 31, 2008

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## Balance Sheets - Statutory Basis

|  | December 31 | |
| --- | --- | --- |
|  | 2007 | 2006 |
|  | *(In Thousands)* | |
| **Admitted assets** | | |
| Cash and invested assets: | | |
| Bonds | $ 1,751,153 | $ 1,704,470 |
| Preferred stocks | 3,973 | 4,955 |
| Common stocks | 1,674 | 641 |
| Mortgage loans | 136,154 | 158,174 |
| Contract loans | 100,781 | 97,662 |
| Other invested assets | 35,071 | 29,749 |
| Cash and short term investments | 44,895 | 64,965 |
| Total cash and invested assets | 2,073,701 | 2,060,616 |
| Deferred and uncollected premiums, less loading (2007-$4,624; 2006-$4,442) | 16,052 | 20,681 |
| Accrued investment income | 18,083 | 17,864 |
| Reinsurance balances recoverable | 8,830 | 5,559 |
| Indebtedness from related parties | 5,696 | 1,419 |
| Federal income tax recoverable | - | 2,626 |
| Net deferred tax asset | 14,798 | 14,125 |
| Separate account assets | 1,114,687 | 876,248 |
| Other assets | 169 | 188 |
| Total admitted assets | $ 3,252,016 | $ 2,999,326 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## Balance Sheets - Statutory Basis

|  | December 31 | |
|  | 2007 | 2006 |
| --- | --- | --- |
|  | *(In Thousands, except share amounts)* | |
| **Liabilities and capital and surplus** | | |
| Liabilities: | | |
| Policy and contract liabilities: | | |
| Life and annuity reserves | $ 1,595,694 | $ 1,600,504 |
| Accident and health reserves | 32,045 | 30,435 |
| Deposit type contracts | 68,374 | 75,164 |
| Policyholders' funds | 1,567 | 1,614 |
| Dividends payable | 834 | 755 |
| Policy and contract claims | 45,861 | 36,289 |
| Total policy and contract liabilities | 1,744,375 | 1,744,761 |
| | | |
| Interest maintenance reserve | 1,486 | 4,787 |
| Accounts payable and accrued expenses | 6,822 | 8,324 |
| Reinsurance balances | 1,831 | 1,945 |
| Indebtedness to related parties | 17,805 | 10,315 |
| Current federal income taxes payable (including $(1,569) on realized capital losses at December 31, 2007) | 10,189 | - |
| Contingency reserve | 6,590 | 7,624 |
| Asset valuation reserve | 16,699 | 14,807 |
| Borrowed money | 71,655 | 71,061 |
| Net transfers to Separate Accounts | (39,384) | (27,189) |
| Other liabilities | 12,311 | 11,048 |
| Separate account liabilities | 1,114,687 | 873,631 |
| Total liabilities | 2,965,066 | 2,721,114 |
| | | |
| Capital and surplus: | | |
| Common stock: $2.00 par value; 1,377,863 shares authorized, issued and outstanding | 2,756 | 2,756 |
| Paid in and contributed surplus | 138,881 | 138,881 |
| Unassigned surplus | 145,313 | 136,575 |
| Total capital and surplus | 286,950 | 278,212 |
| Total liabilities and capital and surplus | $ 3,252,016 | $ 2,999,326 |

*The accompanying notes are an integral part of these financial statements.*

4

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
| --- | --- | --- | --- |
| | 2007 | 2006 | 2005 |
| | *(In Thousands)* | | |
| Premiums and other revenues: | | | |
| Life, annuity, and accident and health premiums | $ 451,131 | $ 423,674 | $ 360,173 |
| Considerations for supplementary contracts with life contingencies | 771 | 335 | 150 |
| Net investment income | 117,963 | 112,195 | 113,725 |
| Amortization of interest maintenance reserve | 306 | 1,590 | 2,330 |
| Commissions, expense allowances and reserve adjustments on reinsurance ceded | 58,684 | 5,496 | 7,210 |
| Other revenues | 19,144 | 15,664 | 12,642 |
| Total premiums and other revenues | 647,999 | 558,954 | 496,230 |
| | | | |
| Benefits paid or provided: | | | |
| Death benefits | 93,971 | 83,354 | 81,175 |
| Annuity benefits | 15,047 | 18,644 | 19,682 |
| Surrender benefits and withdrawals | 161,796 | 161,361 | 154,661 |
| Interest on policy or contract funds | 3,141 | 2,812 | 2,362 |
| Accident and health benefits | 28,082 | 11,854 | 18,114 |
| Other benefits | 1,084 | 1,123 | 1,113 |
| (Decrease) increase in life, annuity, and accident and health reserves | (3,185) | 39,991 | 15,097 |
| Net transfers to separate accounts | 184,650 | 125,313 | 71,081 |
| Total benefits paid or provided | 484,586 | 444,452 | 363,285 |
| | | | |
| Insurance expenses and other deductions: | | | |
| Commissions | 54,765 | 41,702 | 31,998 |
| General expenses | 51,988 | 53,402 | 50,102 |
| Insurance taxes, licenses and fees | 6,991 | 7,111 | 6,282 |
| Other deductions (recovered expenses) | 40,103 | (6,862) | 165 |
| Total insurance expenses and other deductions | 153,847 | 95,353 | 88,547 |
| Gain from operations before policyholder dividends, federal income taxes and net realized capital losses | 9,566 | 19,149 | 44,398 |
| | | | |
| Dividends to policyholders | 915 | 669 | 655 |
| Gain from operations before federal income taxes and net realized capital losses | 8,651 | 18,480 | 43,743 |
| | | | |
| Federal income tax expense (benefit) | 16,585 | (211) | 7,714 |
| (Loss) gain from operations before net realized capital losses | (7,934) | 18,691 | 36,029 |
| Net realized capital losses | (4,838) | (811) | (431) |
| Net (loss) income | $ (12,772) | $ 17,880 | $ 35,598 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## Statements of Changes in Capital and Surplus—Statutory Basis

|  | Year ended December 31 | | |
|---|---|---|---|
|  | 2007 | 2006 | 2005 |
|  | *(In Thousands)* | | |
| Common stock: |  |  |  |
| Balance at beginning and end of year | $ 2,756 | $ 2,756 | $ 2,756 |
| Paid-in and contributed surplus: |  |  |  |
| Balance at beginning and end of year | 138,881 | 138,881 | 138,881 |
| Unassigned surplus: |  |  |  |
| Balance at beginning of year | 136,575 | 138,259 | 119,226 |
| Net (loss) income | (12,772) | 17,880 | 35,598 |
| Change in net unrealized capital losses | 3,020 | 2,898 | 1,929 |
| Change in nonadmitted assets | (3,889) | 8,055 | 6,437 |
| Change in liability for reinsurance in unauthorized companies | (538) | 2,962 | (981) |
| Change in asset valuation reserve | (1,892) | (455) | 1,377 |
| Change in net deferred income tax | 2,566 | (5,542) | (4,527) |
| Change in surplus as a result of reinsurance | 41,385 | - | - |
| Amortization of deferred gain on reinsurance transaction | (345) | - | - |
| Other changes in surplus | (117) | 118 | - |
| Dividends to stockholder | (18,680) | (27,600) | (20,800) |
| Balance at end of year | 145,313 | 136,575 | 138,259 |
| Total capital and surplus | $ 286,950 | $ 278,212 | $ 279,896 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK
## Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | | |
| | 2007 | 2006 | 2005 |
| --- | ---: | ---: | ---: |
| | *(In Thousands)* | | |
| **Operations** | | | |
| Premiums, policy proceeds, and other considerations received, net of reinsurance paid | $ 450,940 | $ 396,182 | $ 362,193 |
| Net investment income received | 118,747 | 115,293 | 118,312 |
| Commission and expenses paid | (111,520) | (93,750) | (99,494) |
| Benefits paid | (295,476) | (259,509) | (278,358) |
| Net transfers from separate accounts | (197,237) | (134,283) | (78,159) |
| Dividends paid to policyholders | (777) | (622) | (622) |
| Federal income taxes paid | (2,201) | (343) | (24,894) |
| Miscellaneous income | 76,990 | 25,134 | 17,968 |
| Net cash provided by operations | 39,466 | 48,102 | 16,946 |
| | | | |
| **Investment activities** | | | |
| Proceeds from sales, maturities, or repayments of investments: | | | |
| Bonds | 1,540,034 | 1,324,740 | 2,224,120 |
| Stocks | 2,143 | - | 2,227 |
| Mortgage loans | 29,100 | 38,393 | 36,968 |
| Other invested assets | 4,053 | 5,046 | 4,502 |
| Net (losses) gains on cash and short term investments | - | (1,333) | 18 |
| Miscellaneous proceeds | 4,375 | 352 | 4,370 |
| Total investment proceeds | 1,579,705 | 1,367,198 | 2,272,205 |
| | | | |
| Cost of investments acquired: | | | |
| Bonds | 1,595,895 | 1,315,331 | 2,242,237 |
| Stocks | 2,156 | 54 | 61 |
| Mortgage loans | 7,080 | 4,100 | 14,599 |
| Other invested assets | 9,611 | 6,768 | 6,489 |
| Miscellaneous applications | 1,028 | 4,940 | 3,756 |
| Total cost of investments acquired | 1,615,770 | 1,331,193 | 2,267,142 |
| | | | |
| Net increase in contract loans | (3,119) | (4,220) | (2,505) |
| Net cash (used in) provided by investment activities | (39,184) | 31,785 | 2,558 |
| | | | |
| **Financing and miscellaneous activities** | | | |
| Other cash provided (applied): | | | |
| Borrowed money | 594 | (26,663) | (4,933) |
| Net (withdrawals) deposits on deposit type contracts | (6,300) | 2,170 | (2,271) |
| Dividends paid to stockholder | (18,680) | (27,600) | (20,800) |
| Other cash provided (applied) | 4,034 | (8,809) | 22,123 |
| Net cash used in financing and miscellaneous activities | (20,352) | (60,902) | (5,881) |
| Net (decrease) increase in cash and short term investments | (20,070) | 18,985 | 13,623 |
| Cash and short term investments: | | | |
| Beginning of year | 64,965 | 45,980 | 32,357 |
| End of year | $ 44,895 | $ 64,965 | $ 45,980 |

(Dollar amounts in millions, unless otherwise stated)

## 1.    Nature of Operations and Significant Accounting Policies

ReliaStar Life Insurance Company of New York (the "Company") is domiciled in New York and is a wholly owned subsidiary of ReliaStar Life Insurance Company ("ReliaStar"), a Minnesota domiciled insurance company. ReliaStar is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut domiciled non-insurance holding company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), a Delaware domiciled non-insurance holding company. The Company's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in the Netherlands.

The Company principally provides and distributes life insurance and related financial services products, including individual life insurance and annuities, group life, and health products and services.  The Company's strategy is to offer a wide variety of products and services designed to address customers' needs for financial security, especially tax advantaged savings for retirement and protection in the event of death. The Company is presently licensed in all 50 states and the District of Columbia.

*Basis of Presentation:* The preparation of the financial statements of the Company requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which practices differ from United States generally accepted accounting principles ("GAAP").  The more significant variances from GAAP are:

*Investments*: Investments in bonds and mandatory redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held to maturity, trading or available for sale.  Held to maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available for sale.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage backed securities. For these structured securities, management compares the undiscounted projected future cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

(Dollar amounts in millions, unless otherwise stated)

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted projected future cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted projected future cash flows. For GAAP, assets are re-evaluated based on the discounted projected future cash flows using a current market rate. Impairments are recognized when the fair value is less than book value and there has been an adverse change in projected future cash flows. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003. Under SSAP 86, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

*Valuation Reserves*: The asset valuation reserve ("AVR") is intended to establish a reserve to offset potential credit related investment losses on most invested asset categories. AVR is determined by an NAIC prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual

(Dollar amounts in millions, unless otherwise stated)

securities sold in five year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

*Policy Acquisition Costs*: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

*Premiums*: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

(Dollar amounts in millions, unless otherwise stated)

*Benefit and Contract Reserves*: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest.  GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold.  For interest sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

*Reinsurance*: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus.  Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.  Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life of the business for GAAP purposes.  For statutory, losses are recognized immediately in income, with gains reported as a separate component of surplus.

*Nonadmitted Assets*: Certain assets designated as "nonadmitted," principally disallowed deferred federal income tax assets, disallowed interest maintenance reserves, non operating software, past due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus.  Under GAAP, such assets are included in the Balance Sheets.

*Employee Benefits*: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation.  Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in

(Dollar amounts in millions, unless otherwise stated)

excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

*Policyholder Dividends*: Policyholder dividends are recognized when declared.  Under GAAP, dividends are recognized over the term of the related policies.

*Deferred Income Taxes*: Deferred tax assets are provided for and admitted to an amount determined under a standard formula.  This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset.  Any deferred tax assets not covered under the formula are nonadmitted.  Deferred taxes do not include any amounts for state taxes.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Statements of Cash Flows*: Cash and short term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less.  Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

*Reconciliation to GAAP*: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

*Investments:* Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the effective interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the effective interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment.  The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method.  The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost,

(Dollar amounts in millions, unless otherwise stated)

amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other than temporary impairment testing. As part of this testing, the Company determines whether or not it has the intent to sell investments. If a decision to sell has been made, an other than temporary impairment is considered to have occurred.

The Company uses derivatives such as interest rate swaps and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as an unrealized gain or loss.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86. permissible investments using the derivative in conjunction with other investments.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

(Dollar amounts in millions, unless otherwise stated)

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

All effective derivatives are reported at amortized cost. S&P options are reported at fair value in conformity with the hedged item. The unrealized gains or losses from the S&P options are reported as unrealized gains or losses in surplus.

Mortgage loans are reported at amortized cost, less write down for impairments.

Contract loans are reported at unpaid principal balances.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short term investments are reported at amortized cost which approximates market value. Short term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Realized capital gains and losses are determined using the first in first out method.

Cash on hand includes cash equivalents. Cash equivalents are short term investments that are both readily convertible to cash and have an original maturity date of three months or less.

*Aggregate Reserve for Life Policies and Contracts:* Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.3% to 11.3%.

(Dollar amounts in millions, unless otherwise stated)

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the New York Insurance Department, is $10.5 billion and $8.0 billion at December 31, 2007 and 2006, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $87.3 and $69.7 at December 31, 2007 and 2006, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

*Reinsurance:* Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

15

(Dollar amounts in millions, unless otherwise stated)

*Electronic Data Processing Equipment:* Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight line basis over the estimated useful life of the asset.

*Participating Insurance:* Participating business approximates less than 4.1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $0.9, $0.7 and $0.7 was incurred in 2007, 2006 and 2005, respectively.

*Benefit Plans:* The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

*Nonadmitted Assets:* Nonadmitted assets are summarized as follows:

|  | December 31 | | | |
|---|---|---|---|---|
|  | 2007 | | 2006 | |
|  | *(In Thousands)* | | | |
| Deferred federal income taxes | $ | 55,958 | $ | 55,691 |
| Agents' debit balances | | 353 | | 1,819 |
| Deferred and uncollected premiums | | 5,378 | | 1,625 |
| Other | | 2,297 | | 962 |
| Total nonadmitted assets | $ | 63,986 | $ | 60,097 |

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

*Claims and Claims Adjustment Expenses:* Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2007. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2007.

*Guaranteed Benefits:* For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 ("AG34") is followed. All the methodology and assumptions (mortality and interest) are contained in the guideline. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a net assumed return. The immediate drops and assumed returns used in the projections are provided in AG34

(Dollar amounts in millions, unless otherwise stated)

and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the net assumed returns. This guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this guideline clarifies standards for reinsurance transactions involving GMDBs with the integrated benefit streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

For the Guaranteed Minimum Income Benefits ("GMIB"), Guaranteed Minimum Accumulation Benefits ("GMAB") and Guaranteed Minimum Withdrawal Benefits ("GMWB"), Actuarial Guideline 39 ("AG39") is followed. AG39 has two parts, the minimum of which is accrued charges to date for the inforce and the other involves an asset adequacy test which can produce reserves in addition to the accrued charges.

*Cash Flow Information:* Cash and short term investments include cash on hand, demand deposits and short term fixed maturity instruments with a maturity of less than one year at date of acquisition. Other invested assets include cash loaned through the Company's reciprocal loan program.

*Reclassifications*: Certain amounts in the Company's statutory basis financial statements have been reclassified to conform to the 2007 financial statement presentation.

*Separate Accounts:* Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value and are legally segregated and are not subject to claims that arise out of any other business of the Company.

Certain other separate accounts relate to experience rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is reestablished each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $5.0 and $4.1 at December 31, 2007 and 2006, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

(Dollar amounts in millions, unless otherwise stated)

## 2.      Permitted Statutory Basis Accounting Practices

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the New York Insurance Department. The New York Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the New York Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of New York. The New York Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the New York Insurance Department. As of December 31, 2007, 2006, and 2005, the Company had no such permitted accounting practices.

(Dollar amounts in millions, unless otherwise stated)

### 3.   Investments

The cost or amortized cost and fair value of bonds and equity securities are as follows:

| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2007**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 14,808 | $ 532 | $ 5 | $ 15,335 |
| States, municipalities, and political subdivisions | 6,751 | - | 705 | 6,046 |
| Foreign government (par value - $201,091) | 7,230 | 586 | 25 | 7,791 |
| Foreign other (par value - $6,800) | 201,918 | 1,383 | 7,360 | 195,941 |
| Public utilities securities | 39,002 | 610 | 600 | 39,012 |
| Corporate securities | 797,008 | 9,167 | 16,082 | 790,093 |
| Residential backed securities | 327,699 | 704 | 6,721 | 321,682 |
| Commercial mortgage backed securities | 224,609 | 1,117 | 5,721 | 220,005 |
| Other asset backed securities | 132,312 | 398 | 4,471 | 128,239 |
| Total fixed maturities | 1,751,337 | 14,497 | 41,690 | 1,724,144 |
| Preferred stocks | 3,973 | - | 299 | 3,674 |
| Common stocks | 1,359 | 347 | 32 | 1,674 |
| Total equity securities | 5,332 | 347 | 331 | 5,348 |
| Total | $ 1,756,669 | $ 14,844 | $ 42,021 | $ 1,729,492 |

| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2006**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 52,774 | $ 686 | $ 343 | $ 53,117 |
| States, municipalities, and political subdivisions | 1,531 | 5 | - | 1,536 |
| Foreign government (par value - $8,587) | 9,269 | 690 | 51 | 9,908 |
| Foreign other (par value - $189,604) | 185,696 | 2,201 | 5,158 | 182,739 |
| Public utilities securities | 55,393 | 957 | 560 | 55,790 |
| Corporate securities | 650,802 | 10,348 | 10,032 | 651,118 |
| Residential backed securities | 363,050 | 238 | 6,061 | 357,227 |
| Commercial mortgage backed securities | 257,862 | 1,430 | 3,491 | 255,801 |
| Other asset backed securities | 128,093 | 270 | 1,015 | 127,348 |
| Total fixed maturities | 1,704,470 | 16,825 | 26,711 | 1,694,584 |
| Preferred stocks | 4,955 | - | 67 | 4,888 |
| Common stocks | 351 | 290 | - | 641 |
| Total equity securities | 5,306 | 290 | 67 | 5,529 |
| Total | $ 1,709,776 | $ 17,115 | $ 26,778 | $ 1,700,113 |

(Dollar amounts in millions, unless otherwise stated)

Reconciliation of bonds from amortized cost to carrying value is as follows:

|  | December 31 | |
|---|---|---|
|  | **2007** | **2006** |
|  | *(In Thousands)* | |
| Amortized cost | $ 1,751,337 | $ 1,704,470 |
| Adjustments for below investment grade bonds | (184) | - |
| Carrying value | $ 1,751,153 | $ 1,704,470 |

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

|  | Less than 6 months below cost | More than 6 months and less than 12 months below cost | More than 12 months below cost | Total |
|---|---|---|---|---|
| **December 31, 2007** | *(In Thousands)* | | | |
| Fair value | $ 288,800 | $ 276,436 | $ 523,032 | $ 1,088,268 |
| Unrealized loss | 5,503 | 19,337 | 16,850 | 41,690 |
| **December 31, 2006** | | | | |
| Fair value | $ 314,908 | $ 46,583 | $ 743,363 | $ 1,104,854 |
| Unrealized loss | 4,344 | 837 | 21,530 | 26,711 |

The amortized cost and fair value of investments in bonds at December 31, 2007, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

|  | Amortized Cost | Fair Value |
|---|---|---|
|  | *(In Thousands)* | |
| Maturity: | | |
| Due in 1 year or less | $ 50,640 | $ 50,627 |
| Due after 1 year through 5 years | 234,805 | 236,755 |
| Due after 5 years through 10 years | 332,317 | 326,048 |
| Due after 10 years | 448,955 | 440,788 |
|  | 1,066,717 | 1,054,218 |
| Residential backed securities | 327,699 | 321,682 |
| Commercial mortgage backed securities | 224,609 | 220,005 |
| Other asset backed securities | 132,312 | 128,239 |
| Total | $ 1,751,337 | $ 1,724,144 |

At December 31, 2007 and 2006, investments in certificates of deposit and bonds with an admitted asset value of $5.4 and $5.4, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**Notes to Financial Statements - Statutory Basis**
**December 31, 2007**

(Dollar amounts in millions, unless otherwise stated)

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $18.2 and $27.5 at December 31, 2007 and 2006, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $0.6 billion, $0.5 billion and $1.1 billion in 2007, 2006 and 2005, respectively. Gross gains of $4.1, $3.7, and $14.7 and gross losses of $7.3, $7.3, and $9.4 during 2007, 2006 and 2005, respectively, were realized on those sales. A portion of the gains and losses realized in 2007, 2006, and 2005 has been deferred to future periods in the IMR.

Realized capital losses are reported net of federal income taxes and amounts transferred to the IMR as follows:

|  | | Year ended December 31 | |
|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | | *(In Thousands)* | |
| Realized capital (losses) gains | $ (9,403) | $ (8,157) | $ 3,120 |
| Amount transferred to IMR (net of related taxes of $(1,613) in 2007, $(2,764) in 2006 and $1,513 in 2005) | 2,996 | 5,133 | (2,809) |
| Federal income tax benefit (expense) | 1,569 | 2,213 | (742) |
| Net realized capital losses | $ (4,838) | $ (811) | $ (431) |

Major categories of net investment income are summarized as follows:

|  | | Year ended December 31 | |
|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | | *(In Thousands)* | |
| Income: | | | |
| Bonds | $ 96,604 | $ 93,961 | $ 94,809 |
| Mortgage loans | 9,688 | 12,662 | 15,294 |
| Contract loans | 7,092 | 6,755 | 6,341 |
| Other | 10,296 | 4,975 | 3,184 |
| Total investment income | 123,680 | 118,353 | 119,628 |
| Investment expenses | (5,717) | (6,158) | (5,903) |
| Net investment income | $ 117,963 | $ 112,195 | $ 113,725 |

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $71.7 and $71.1 at December 31, 2007 and 2006, respectively. The securities underlying these agreements are mortgage backed securities with a book value of $73.6 and $72.8 and fair value of $72.2 and $70.4 at December 31, 2007 and 2006, respectively. The securities had a weighted average coupon rate of 5.5% with various maturity dates ending in December 2037. The primary risk associated with

21

(Dollar amounts in millions, unless otherwise stated)

short term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short term investments, which was not material at December 31, 2007. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

The maximum and minimum lending rates for long term mortgage loans during 2007 were 5.7% and 5.7%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 49.3% on commercial properties. As of December 31, 2007 and 2006, the Company held no mortgages with interest more than 180 days overdue. No interest was past due as of December 31, 2007 and 2006.

The Company had no impaired mortgage loans for 2007 or 2006.

There were no encumbrances on real estate at December 31, 2007 and 2006, respectively.

Credit markets have recently become more turbulent amid concerns about subprime mortgages and collateralized debt obligations ("CDOs"). This in turn has resulted in a general widening of credit spreads, reduced price transparency, reduced liquidity, increased rating agency downgrades and increased volatility across all markets. The Company manages its risk exposure to subprime mortgages and CDOs by attempting to identify over-credit enhanced transactions that can withstand stronger multiples of loss coverage than anticipated by the agencies, utilizing collateral and structural analysis to project deal performance. The Company updates its views monthly for deviations (positive or negative) from expected performance and takes action as necessary and appropriate. For these reasons (initial security selection efforts and ongoing surveillance), The Company believes its portfolios are well positioned to perform from an expected loss standpoint.

To date, this market disruption has had a limited impact on the Company. As of December 31, 2007, the fair value of the Company's subprime exposure was $35.6, representing 1.7% of total investments and the fair value of its Alt-A exposure was $82.8, representing 4.0% of total investments. Alt-A Loans are residential mortgage loans to customers who have strong credit profiles but lack some elements such as documentation to substantiate income. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company does not originate or purchase subprime or Alt-A whole loan mortgages. As of December 31, 2007, the Company's exposure to subprime mortgages was primarily in the form of asset backed securities ("ABS") collateralized by

(Dollar amounts in millions, unless otherwise stated)

subprime residential mortgages ("ABS Home Equity") and CDO positions backed by ABS Home Equity; and its exposure to Alt-A mortgages, which was concentrated in residential mortgage backed securities ("RMBS"). The following summarizes the Company's ABS Home Equity and RMBS exposure to subprime and Alt-A mortgages as of December 31, 2007.

The actual cost, book adjusted carrying value, and fair value of ABS Home Equity securities at December 31, 2007 was $38.8, $38.9, and $35.6, respectively. Gross unrealized losses related to these ABS Home Equity securities for the year ended December 31, 2007 was $3.3. Other-than-temporary impairments recognized on ABS Home Equity securities was $0.3 for the year ended December 31, 2007. The actual cost, book adjusted carrying value, and fair value of the Alt-A portfolio at December 31, 2007 was $86.8, $86.5 and $82.8, respectively. Gross unrealized losses related to the Alt-A portfolio for the year ended December 31, 2007 was $3.7. There were no other-than-temporary impairments recognized on the Alt-A portfolio for the year ended December 31, 2007.

4.      **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (synthetic) assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost. Effective S&P options are reported at fair value in

(Dollar amounts in millions, unless otherwise stated)

uniformity with the hedged item.  The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations.  Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.  Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability.  Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges.  Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on certain derivative contracts; however, the Company does not anticipate nonperformance by any of these counterparties.  The amount of such exposure is generally the unrealized gains in such contracts.  The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

(Dollar amounts in millions, unless otherwise stated)

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2007 and 2006:

|  | Notional Amount | Carrying Value | Fair Value |
|---|---|---|---|
|  | *(In Thousands)* | | |
| **December 31, 2007** | | | |
| Derivative contracts: | | | |
| Options owned | $ 26,509 | $ 617 | $ 617 |
| Futures owned | 25,786 | 121 | 121 |
| Swaps | 15,810 | 596 | 596 |
| Total derivatives | $ 68,105 | 1,334 | 1,334 |
| | | | |
| **December 31, 2006** | | | |
| Derivative contracts: | | | |
| Options owned | $ 25,699 | $ 952 | $ 952 |
| Futures owned | 13,249 | (20) | (20) |
| Total derivatives | $ 38,948 | $ 932 | $ 932 |

## 5.    Concentrations of Credit Risk

The Company held below investment grade corporate bonds with an aggregate book value of $89.4 and $41.4 and an aggregate market value of $87.8 and $42.2 at December 31, 2007 and 2006, respectively.  Those holdings amounted to 5.1% of the Company's investments in bonds and 4.1% of total admitted assets at December 31, 2007.  The holdings of below investment grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $10.3 and $18.9 with an aggregate NAIC market value of $10.3 and $19.0 at December 31, 2007 and 2006, respectively.  The carrying value of these holdings amounted to 0.6% of the Company's investment in bonds and 0.5% of the Company's total admitted assets at December 31, 2007.

At December 31, 2007, the Company's commercial mortgages involved a concentration of properties located in California (28.2%) and Texas (15.4%).  The remaining commercial mortgages relate to properties located in 22 other states.  The portfolio is well diversified, covering many different types of income producing properties on which the Company has first mortgage liens.  The maximum mortgage outstanding on any individual property is $7.4.

## 6.    Annuity Reserves

At December 31, 2007 and 2006, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary

(Dollar amounts in millions, unless otherwise stated)

withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

|  | Amount | Percent |
|---|---|---|
|  | *(In Thousands)* |  |
| **December 31, 2007** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
| With market value adjustment | $ 6,755 | 0.5 % |
| At book value less surrender charge | 37,671 | 2.6 |
| At fair value | 1,023,909 | 71.3 |
| Subtotal | 1,068,335 | 74.4 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
| At book value with minimal or no charge or adjustment | 324,137 | 22.6 |
| Not subject to discretionary withdrawal | 43,932 | 3.0 |
| Total annuity reserves and deposit fund liabilities | $ 1,436,404 | 100.0 % |
| **December 31, 2006** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
| With market value adjustment | $ 11,486 | 1.0 % |
| At book value less surrender charge | 36,731 | 2.9 |
| At fair value | 794,599 | 63.5 |
| Subtotal | 842,816 | 67.4 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
| At book value with minimal or no charge or adjustment | 362,959 | 29.0 |
| Not subject to discretionary withdrawal | 45,612 | 3.6 |
| Total annuity reserves and deposit fund liabilities | $ 1,251,387 | 100.0 % |

Of the total net annuity reserves and deposit fund liabilities of $1.4 billion at December 31, 2007, $0.4 billion is included in the general account, and $1.0 billion is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $1.3 billion at December 31, 2006, $0.5 billion is included in the general account, and $0.8 billion is included in the separate account.

7.    **Employee Benefit Plans**

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees. The matching contribution charges allocated to the Company were $1.0, $1.0 and $0.9 during 2007, 2006 and 2005, respectively.

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**Notes to Financial Statements - Statutory Basis**
**December 31, 2007**

(Dollar amounts in millions, unless otherwise stated)

## 8. Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders.

The general nature and characteristics of the separate accounts business follows:

| | Non-Indexed Guarantee Less than/ equal to 4% | Non-Guaranteed Separate Accounts | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| **December 31, 2007** | | | |
| Premium, consideration or deposits for the year | $ - | $ 282,597 | $ 282,597 |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $ - | $ 1,076,063 | $ 1,076,063 |
| Amortized cost | 782 | - | 782 |
| Total reserves | $ 782 | $ 1,076,063 | $ 1,076,845 |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal: | | | |
| With market value adjustment | $ 782 | $ - | $ 782 |
| At market value | - | 1,074,392 | 1,074,392 |
| Subtotal | 782 | 1,074,392 | 1,075,174 |
| Not subject to discretionary withdrawal | - | 1,671 | 1,671 |
| Total separate account reserves | $ 782 | $ 1,076,063 | $ 1,076,845 |

| | Non-Indexed Guarantee Less than/ equal to 4% | Non-Guaranteed Separate Accounts | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| **December 31, 2006** | | | |
| Premium, consideration or deposits for the year | $ - | $ 221,966 | $ 221,966 |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $ - | $ 843,845 | $ 843,845 |
| Amortized cost | 3,729 | - | 3,729 |
| Total reserves | $ 3,729 | $ 843,845 | $ 847,574 |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal: | | | |
| With market value adjustment | $ 3,729 | $ - | $ 3,729 |
| At market value | - | 841,724 | 841,724 |
| Subtotal | 3,729 | 841,724 | 845,453 |
| Not subject to discretionary withdrawal | - | 2,121 | 2,121 |
| Total separate account reserves | $ 3,729 | $ 843,845 | $ 847,574 |

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**Notes to Financial Statements - Statutory Basis**
**December 31, 2007**

(Dollar amounts in millions, unless otherwise stated)

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | Year ended December 31 | | |
| | 2007 | 2006 | 2005 |
| --- | --- | --- | --- |
| | (In Thousands) | | |
| Transfers as reported in the Summary of Operations of the Separate Accounts Statement: | | | |
| Transfers to separate accounts | $ 282,597 | $ 221,966 | $ 157,448 |
| Transfers from separate accounts | (97,947) | (96,653) | (86,534) |
| Net transfers to separate accounts | 184,650 | 125,313 | 70,914 |
| Reconciling adjustments: | | | |
| Miscellaneous transfers | - | - | 167 |
| Transfers as reported in the statements of operations | $ 184,650 | $ 125,313 | $ 71,081 |

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2007 and 2006 were as follows:

| | Guaranteed Minimum Death Benefit (GMDB) | Guaranteed Minimum Accumulation/ Withdrawal Benefit (GMAB/GMWB) | Guaranteed Minimum Income Benefit (GMIB) |
| --- | --- | --- | --- |
| | (In Thousands) | | |
| **December 31, 2007** | | | |
| Separate Account Liability | $ 764,739 | $ 131,532 | $ 360,189 |
| Gross amount of reserve | 839 | 907 | 3,178 |
| Reinsurance reserve credit | 437 | - | - |
| **December 31, 2006** | | | |
| Separate Account Liability | $ 524,952 | $ 85,910 | $ 197,247 |
| Gross amount of reserve | 1,394 | 466 | 1,088 |
| Reinsurance reserve credit | 371 | - | - |

9. **Federal Income Taxes**

Effective January 1, 2006, the Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate. A list of all affiliated companies that participate in the filing of this consolidated federal income tax return has been provided to the Department of Insurance.

28

(Dollar amounts in millions, unless otherwise stated)

Current income taxes incurred consisted of the following major components:

| | | Year ended December 31 | | | |
| | 2007 | | 2006 | | 2005 |
| --- | --- | --- | --- | --- | --- |
| | | *(In Thousands)* | | | |
| Federal tax expense (benefit) on operations | $ 16,585 | $ | (211) | $ | 7,714 |
| Federal tax (benefit) expense on capital (losses) gains | (1,569) | | (2,213) | | 742 |
| Total current tax expense (benefit) incurred | $ 15,016 | $ | (2,424) | $ | 8,456 |

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31 | |
| | 2007 | 2006 |
| --- | --- | --- |
| | *(In Thousands)* | |
| Deferred tax assets resulting from book/tax differences in: | | |
| Deferred acquisition costs | $ 27,562 | $ 27,032 |
| Insurance reserves | 45,832 | 44,026 |
| Investments | 2,739 | 1,354 |
| Compensation | 2,288 | 2,524 |
| Nonadmitted assets | 2,810 | 1,542 |
| Litigation accruals | 2,307 | 2,668 |
| Other | 2,626 | 2,354 |
| Total deferred tax assets | 86,164 | 81,500 |
| Deferred tax assets nonadmitted | (55,958) | (55,691) |
| Admitted deferred tax assets | 30,206 | 25,809 |
| | | |
| Deferred tax liabilities resulting from book/tax differences in: | | |
| Insurance reserves | 2,302 | - |
| Investments | 990 | 950 |
| Deferred and uncollected premium | 9,119 | 9,362 |
| Unrealized gain on investments | 2,997 | 1,372 |
| Total deferred tax liabilities | 15,408 | 11,684 |
| Net admitted deferred tax asset | $ 14,798 | $ 14,125 |

(Dollar amounts in millions, unless otherwise stated)

The change in net deferred income taxes is comprised of the following:

| | | December 31 | | | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | | 2006 | | Change | |
| | | *(In Thousands)* | | | | | |
| Total deferred tax assets | $ | 86,164 | $ | 81,500 | $ | 4,664 | |
| Total deferred tax liabilities | | 15,408 | | 11,684 | | 3,724 | |
| Net deferred tax asset | $ | 70,756 | | 69,816 | | 940 | |
| Less current year change in unrealized gains | | | | | | 1,626 | |
| Change in net deferred income tax | | | | | | 2,566 | |
| Less other items in surplus: | | | | | | | |
| Current year change in nonadmitted assets | | | | | | (1,268) | |
| Unrealized gains | | | | | | (3) | |
| Change in deferred taxes | | | | | $ | 1,295 | |

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

| | | | Year Ended December 31 | | | | |
|---|---|---|---|---|---|---|---|
| | | 2007 | | 2006 | | 2005 | |
| | | *(In Thousands)* | | | | | |
| Ordinary income | $ | 8,652 | $ | 18,480 | $ | 43,743 | |
| Capital (losses) gains, net of IMR, net of tax | | (6,408) | | (3,024) | | 310 | |
| Total pretax book income | $ | 2,244 | $ | 15,456 | $ | 44,053 | |
| | | | | | | | |
| Provision computed at statutory rate | $ | 785 | $ | 5,410 | $ | 15,419 | |
| Dividends received deduction | | (495) | | (658) | | (630) | |
| Interest maintenance reserve | | (1,155) | | (2,361) | | 163 | |
| Reinsurance | | 14,364 | | - | | - | |
| Share based payments | | (40) | | - | | - | |
| Other | | 262 | | 226 | | (889) | |
| Total | $ | 13,721 | $ | 2,617 | $ | 14,063 | |
| | | | | | | | |
| Federal income taxes incurred | $ | 15,016 | $ | (2,424) | $ | 8,456 | |
| Change in net deferred income taxes | | (1,295) | | 5,041 | | 5,607 | |
| Total statutory income taxes | $ | 13,721 | $ | 2,617 | $ | 14,063 | |

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0, $0 and $8.6 from 2007, 2006 and 2005, respectively.

Under the intercompany tax sharing agreement, the Company has a payable to ING AIH of $10.2 and receivable of $2.6 for federal income taxes as of December 31, 2007 and 2006, respectively.

(Dollar amounts in millions, unless otherwise stated)

The Company's transferable state tax credit assets are as follows:

| Method of estimating utilization of remaining transferrable state tax credit | State | Carrying value at December 31, 2007 | Unused credit remaining at December 31, 2007 |
|---|---|---|---|
| | | *(in thousands)* | |
| Fixed credit at time of purchase | NY | $ - | $ 2,024 |
| Total state tax credits | | $ - | $ 2,024 |

A reconciliation of the change in the unrecognized income tax benefits for the years is as follows:

| | Amount |
|---|---|
| Balance at January 1, 2007 | $ 0.8 |
| Additions for tax positions related to current year | 0.1 |
| Additions for tax positions related to prior years | 0.2 |
| Balance at December 31, 2007 | $ 1.1 |

The Company had $1.1 of unrecognized tax benefits as of December 31, 2007 that would affect the Company's effective tax rate if recognized.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current federal and foreign income taxes and Federal and foreign income tax incurred on the Balance Sheets and Statements of Operations, respectively. The Company had accrued interest of $0.1 as of December 31, 2007.

The Company is under audit by the Internal Revenue Service ("IRS") for tax years 2002 through 2005. It is anticipated that the IRS audit of tax years 2002 and 2003 will be finalized within the next twelve months. Upon finalization of the IRS exam, it is reasonably possible that the unrecognized tax benefits will decrease by up to $0.1. The timing of the payment of the remaining allowance of $1.0 can not be reliably estimated.

10.    **Reinsurance**

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

**RELIASTAR LIFE INSURANCE COMPANY OF NEW YORK**
**Notes to Financial Statements - Statutory Basis**
**December 31, 2007**

(Dollar amounts in millions, unless otherwise stated)

Assumed premiums amounted to $7.0, $7.1 and $6.4 for 2007, 2006 and 2005, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
|  | *(In Thousands)* | | |
| Premiums | $ 92,068 | $ 43,486 | $ 52,296 |
| Benefits paid or provided | 41,916 | 46,703 | 47,487 |
| Policy and contract liabilities at year end | 218,799 | 163,296 | 146,566 |

**Year ended December 31**

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

The Company has been in dispute with the National Travelers Life Company ("NTL") over a cancer block of business that was subject to two Modified Coinsurance Agreements ("Agreements") between the parties that ceded 95% of this insurance from the Company to NTL. During 2004, this dispute was filed with an independent arbitration panel ("Panel").

During the third quarter of 2006, a settlement was reached with NTL to resolve all outstanding issues with the exception of fees and expenses and the agreements were commuted as of September 5, 2006. The Company recognized $21.2 in pretax income related to this settlement in 2006.

The amount of reinsurance commuted during 2006 included benefits received of $45.0, expense allowance adjustments of $13.0 and premiums of $36.7.

**11.    Capital and Surplus**

Under New York insurance regulations, the Company is required to maintain a minimum total capital and surplus of $6.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Superintendent of the State of New York is limited to the greater of the net gain from operations excluding realized capital gains or 10% of surplus at December 31 of the preceding year.

The Company did not receive capital contributions during 2007 or 2006. The Company paid ordinary dividends to ReliaStar on a quarterly basis in the amount of $4.7 each for a total of $18.7 on March 31, June 30, September 30 and December 31, 2007. Timely notice was given for these dividend payments to the New York Insurance Department. The New York Insurance Department does not require notice or approval for ordinary dividends.

(Dollar amounts in millions, unless otherwise stated)

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.

## 12.    Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all non-financial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

|  | December 31 | | | |
|  | 2007 | | 2006 | |
|  | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
|---|---|---|---|---|
|  | *(In Thousands)* | | | |
| Assets: | | | | |
| Bonds | $ 1,751,153 | $ 1,724,144 | $ 1,704,470 | $ 1,694,584 |
| Preferred stocks | 3,973 | 3,674 | 4,955 | 4,888 |
| Unaffiliated common stocks | 1,674 | 1,674 | 641 | 641 |
| Mortgage loans | 136,154 | 141,355 | 158,174 | 161,737 |
| Derivatives securities | 1,334 | 1,334 | 932 | 932 |
| Contract loans | 100,781 | 100,781 | 97,662 | 97,662 |
| Cash, cash equivalents and short term investments | 44,895 | 44,895 | 64,965 | 64,965 |
| Separate account assets | 1,114,687 | 1,114,687 | 876,248 | 876,248 |
| Liabilities: | | | | |
| Policyholder funds | 1,567 | 1,567 | 1,614 | 1,614 |
| Separate account liabilities | 1,114,687 | 1,114,687 | 873,631 | 873,631 |

(Dollar amounts in millions, unless otherwise stated)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Cash, cash equivalents and short term investments*: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

*Bonds and equity securities*: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placement investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 3.7% and 11.8% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2007 and 2006 is $1.7 billion and $1.7 billion, respectively.

*Mortgage loans*: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

*Derivative financial instruments*: Fair values for derivative financial instruments are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

The carrying value of all other financial instruments approximates their fair value.

13.   **Commitments and Contingencies**

*Investment Purchase Commitments:* As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $12.0 and $3.0 at December 31, 2007 and 2006, respectively. The Company is also committed to provide additional capital contributions of $18.7 and $16.6 at December 31, 2007 and 2006, respectively, in partnerships reported in other invested assets not on the balance sheets.

(Dollar amounts in millions, unless otherwise stated)

*Operating Leases:* The Company leases office space under various noncancelable operating lease agreements that expire through April 2014. During the years ended December 31, 2007, 2006 and 2005, rent expense totaled $0.1, $0.2 and $0.2, respectively.

At December 31, 2007, the minimum aggregate rental commitments for the upcoming five years and thereafter are as follows:

| Year ending December 31 | Commitments |
|---|---|
| | *(In Thousands)* |
| 2008 | $ 136 |
| 2009 | 117 |
| 2010 | 65 |
| 2011 | 10 |
| 2012 | 10 |
| Thereafter | 14 |

Certain rental commitments have renewal options extending through the year 2014 subject to adjustments in the future periods.

The Company is not involved in any material sale leaseback transactions.

*Legal Proceedings* - The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Regulatory Matters* - As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters* - Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives

(Dollar amounts in millions, unless otherwise stated)

currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues* - Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

(Dollar amounts in millions, unless otherwise stated)

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

### 14.    Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $30 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4% or (2) a rate quoted by BONY to the Company for the borrowing.  Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2007, 2006 and 2005, respectively.  Additionally, there were no amounts payable to BONY at December 31, 2007 and 2006.

The Company maintains a line of credit agreement with Svenska Handelsbanken ("Svenska").  Under this agreement, the Company can borrow up to $30 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.  Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2007 or 2006.  There were no amounts payable to Svenska at December 31, 2007 and 2006. The Company did not have this agreement in 2005.

The Company maintains a line of credit agreement with PNC Bank.  Under this agreement, the Company can borrow up to $30.  Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.  Under this agreement, the Company incurred no interest expense for the years ended December 31, 2007, 2006 and 2005.  There were no amounts payable to PNC Bank at December 31, 2007 and 2006.

The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short term cash requirements.  Under this agreement, which expires January 31, 2007, the Company and ING AIH can borrow up to 5% of the Company's net admitted assets as of December 31 of the preceding year from one another.  Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%.  Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.  The receivable for these loans are reported as an asset in other invested assets.  The payable is recorded in borrowed money.

(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred no interest expense for the year ended December 31, 2007.

The Company had no borrowings during 2007. The Company borrowed $290.0 and repaid $290.0 in 2006 and borrowed $530.2 and repaid $530.2 in 2005. These borrowings were on a short term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. There was no interest paid on borrowed money during 2007 and interest paid was immaterial during 2006 and 2005, respectively.

The Company is the beneficiary of letters of credit totaling $30.2; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2007 and 2006.

## 15.    Related Party Transactions

*Cost Sharing Arrangements:*  Management and services contracts and all cost sharing arrangements with other affiliated ING United States companies are allocated among companies in accordance with systematic cost allocation methods.

*Investment Management:* The Company has entered into an investment advisory agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management services.  The Company has entered into an administrative services agreement with IIM under which IIM provides the Company with asset liability management services.  Total fees under the agreement were approximately $2.4, $2.6, and $2.6 for the years ended December 31, 2007, 2006 and 2005, respectively.

*Services Agreements:* The Company has entered into a services agreement with each of its affiliated insurers, ING North America Insurance ("INAIC") and ING Financial Advisers, LLC ("ING FA") whereby the affiliated insurers, INAIC and ING FA provide certain administrative, management, professional, advisory, consulting and other services to the Company.  The total expenses incurred for all of these services was $51.2, $52.6 and $39.6 for the years ended December 31, 2007, 2006 and 2005, respectively.

*Tax Sharing Agreements:*  The Company has entered into federal tax sharing agreement with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended.  The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns.

*Reinsurance*:  During 2007, the Company ceded premium and ceded reserves to ReliaStar of $42.8 and $46.2, respectively.  The amount of insurance inforce ceded to ReliaStar

(Dollar amounts in millions, unless otherwise stated)

was $278.6 at December 31, 2007. The Company realized a deferred gain after tax of $41.4 on the transaction.

16. **Guaranty Fund Assessments**

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $0.2 and $0.1 as of December 31, 2007 and 2006, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $0.2 and $0.2 as of December 31, 2007 and 2006, respectively, for future credits to premium taxes for assessments already paid.

17. **Direct Premiums Written/Produced by Managing General Agents/Third Party Administrators**

| Name of Managing General Agent or Third Party Administrator | Exclusive Contract | Type of Business Written | Type of Authority Granted | Total Direct Premiums Written |
|---|---|---|---|---|
| | | | | *(In Thousands)* |
| ReliaStar Record Keeping | Yes | Group Annuity | Payment | $ 32,814 |

The aggregate amount of premiums written through managing general agents or third party administrators during 2007 is $33.7.

(Dollar amounts in millions, unless otherwise stated)

### 18.    Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

|  | 2007 | 2006 |
|---|---|---|
|  | *(In Thousands)* | |
| Balance at January 1 | $ 11,972 | $ 7,350 |
| Less reinsurance recoverables | 832 | 3,624 |
| Net balance at January 1 | 11,140 | 3,726 |
| | | |
| Incurred related to: | | |
| Current year | 21,510 | 17,452 |
| Prior years | 7,054 | (2,543) |
| Total incurred | 28,564 | 14,909 |
| | | |
| Paid related to: | | |
| Current year | 10,124 | 5,989 |
| Prior years | 16,731 | 1,506 |
| Total paid | 26,855 | 7,495 |
| | | |
| Net balance at December 31 | 12,849 | 11,140 |
| Plus reinsurance recoverables | 1,090 | 832 |
| Balance at December 31 | $ 13,939 | $ 11,972 |

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.